Exhibit 2.1

25 April 2012

NITROGEN DS LIMITED

LANDSBANKI ISLANDS hf.

ALMC EIGNARHALDSFÉLAG ehf.

ARGON MANAGEMENT S.à r.l.

(as Indirect Equity Holders)

DEUTSCHE BANK AG, LONDON BRANCH

LANDSBANKI ISLANDS hf.

(as Debt Holders)

The Managers

details of whom are set out in Part 2 of Schedule 1

(as Managers)

ALMC hf.

(as ALMC Guarantor)

ACTAVIS ACQUISITION DEBT S.à r.l.

(as Vendor)

WATSON PHARMA S.à r.l.

(as Purchaser)

and

WATSON PHARMACEUTICALS, Inc.

(as Purchaser Guarantor)

SALE AND PURCHASE AGREEMENT

related to

ACTAVIS PHARMA HOLDING 4 ehf., ACTAVIS INC. and ACTAVIS S.à r.l.

99 Bishopsgate

London EC2M 3XF

+44.20.7710.1000 (Tel)

www.lw.com

INTERIM PERIOD OBLIGATIONS

SCHEDULE 4	112

COMPLETION OBLIGATIONS

SCHEDULE 5	116

VENDOR WARRANTIES

SCHEDULE 6	145

INDIRECT EQUITY HOLDER AND MANAGERS’ WARRANTIES

SCHEDULE 7	148

DEBT HOLDER WARRANTIES

SCHEDULE 8	150

LIMITATIONS ON LIABILITY

SCHEDULE 9	156

TAX COVENANT

SCHEDULE 10	171

COMPLETION STATEMENT

SCHEDULE 11	179

PROPERTIES

SCHEDULE 12	181

CONTINGENT CONSIDERATION

SCHEDULE 13	198

PURCHASER GUARANTOR WARRANTIES

SCHEDULE 14	202

PURCHASER WARRANTIES

Documents in the Agreed Form:

1.	Adjustment Escrow Agreement;

2.	Warranty Escrow Agreement;

3.	Interim Covenant Escrow Agreement;

4.	Contingent Consideration Escrow Agreement;

5.	Intra Group Debt Transfer Agreement;

6.	Assumption Agreement;

7.	2012 Budget;

8.	Pre-Completion Restructuring Paper;

9.	Warranty & Indemnity Insurance Policy;

10.	Pro Forma Completion Statement;

11.	Deed of Novation;

12.	SPA Assignment Deed;

13.	Letter of resignation of directors;

14.	Restructuring Deed Release Deed; and

15.	Press Release.

THIS AGREEMENT is made as a deed on 25 April 2012

BETWEEN

(1)	NITROGEN DS LIMITED, a company incorporated in the British Virgin Islands with registered number 1571595 and having its registered office at Pasea Estate, Road Town, Tortola, British Virgin Islands (“Nitrogen”);

(2)	LANDSBANKI ISLANDS hf., a company incorporated in Iceland with registered number 540291-2259 and having its registered office at Austurstraeti 16, 155 Reykjavik, Iceland (“Landsbanki”);

(3)	ALMC EIGNARHALDSFÉLAG ehf., a company incorporated in Iceland with registered number 420311-0280 and having its registered office at Borgartun 25, 105 Reykjavik, Iceland (“ALMC” and together with Nitrogen and Landsbanki, the “Indirect Equity Holders”);

(4)	ALMC hf. (formerly named Straumur-Burdaras Investment Bank hf.), a company incorporated in Iceland with registered number 701086-1399, Borgartun 25, 105 Reykjavik, Iceland (the “ALMC Guarantor”);

(5)	ARGON MANAGEMENT S.à r.l., a company incorporated in the Grand Duchy of Luxembourg with registered number B156.596 and having its registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (“Argon”);

(6)	THE MANAGERS, details of whom are set out in Part 2 of Schedule 1 (Vendor, Indirect Interest Holder and Argon Details) (the “Managers”);

(7)	DEUTSCHE BANK AG, LONDON BRANCH, registered in England and Wales with a branch registration number BR000005, a branch of a company incorporated under the laws of the Federal Republic of Germany, registered in the commercial register of the Local Court in Frankfurt am Main, Germany, under the number HRB 30000 and having its registered office at Taunusanlage 12, 60325 Frankfurt am Main, Germany and acting through its London Branch at Winchester House, 1 Great Winchester Street, London EC2N 2DB (“DB”, together with Landsbanki, the “Debt Holders” and the Debt Holders together with the Indirect Equity Holders and the Managers, the “Indirect Interest Holders”);

(8)	ACTAVIS ACQUISITION DEBT S.à r.l., a company incorporated in the Grand Duchy of Luxembourg with registered number B152.943 and having its registered office at 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg (the “Vendor”);

(9)	WATSON PHARMA S.à r.l., a company incorporated in the Grand Duchy of Luxembourg with registered number B149.490 and having its registered office at 46 A, avenue J.F. Kennedy, L-1855, Grand Duchy of Luxembourg, (the “Purchaser”); and

(10)	WATSON PHARMACEUTICALS, Inc., a Nevada corporation and having its principal executive offices located at the Morris Corporate Center III, 400 Interpace Parkway, Parsippany, New Jersey 07054, United States of America (the “Purchaser Guarantor”).

WHEREAS

(A)	The Vendor wishes to sell and the Purchaser wishes to acquire the entire issued share capital of the Target Companies on and subject to the terms of this Agreement.

(B)	Simultaneously with the acquisition of the entire issued share capital of the Target Companies, the Vendor wishes to assign to the Purchaser all rights that the Vendor has in the Intra Group Debt (as defined below), and the Purchaser Guarantor has agreed to assume the AI Payable on and subject to the terms of this Agreement.

(C)	The Purchaser Guarantor has become a party to this Agreement for, inter alia, the purposes of entering into the guarantee and indemnity set out in Clause 27 (Purchaser Guarantee).

(D)	The ALMC Guarantor has become a party to this Agreement for, inter alia, the purposes of entering into the guarantee and indemnity set out in Clause 28 (ALMC Guarantee).

IT IS AGREED THAT:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:

“2012 Budget” means the budget of the Group for the period 1 January 2012 to 31 December 2012 in the Agreed Form;

“2012 Budgeted Cash EBITDA” means the budget for the 2012 Cash EBITDA as set out in the 2012 Budget;

“Accounting Change Amount” means an amount of US$5.2 million in respect of a change of accounting treatment by AI;

“Accounts” means:

(a)	the unaudited balance sheet of APH4 and the audited consolidated balance sheet of APH4;

(b)	the unaudited profit and loss account of APH4 and the audited consolidated profit and loss account of APH4; and

(c)	the unaudited cash flow statement of APH4 and the audited consolidated cash flow statement of APH4,

for each of the two (2) accounting reference periods ending on the Balance Sheet Date and includes all notes thereto and the related directors’ report and, where relevant, auditor’s report;

“Accrued Company Transaction Costs Amount” means the amount of any Transaction Costs which as at the Completion Date are obligations (whether or not due and payable) of a Group Company and which have not been paid by a Group Company or reimbursed by any member of the Vendor Group or an Indirect Interest Holder Group on or prior to the Completion Date and, for the avoidance of doubt, excluding any Transaction Costs included in the Paid Company Transaction Costs Amount;

“Accrued West-related Transaction Costs Amount” means the amount of any West-related Transaction Costs which, as at the Completion Date, are obligations (whether or not due and payable) of a Group Company and which have not been paid by a Group Company or reimbursed by the Purchaser on or prior to the Completion Date;

“Acquisition Proposal” means any offer or proposal concerning any:

(a)	merger, consolidation, business combination, or similar transaction involving any Group Company or any of the shares or other interests in EquityCo, any member of the Vendor Group, the Interests, the AI Payable or the Debt Rights;

(b)	sale, lease or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of any member of the Vendor Group or any Group Company for total consideration (in cash or otherwise) in excess of €50 million, other than sales of the Group’s products made in the ordinary course of business;

(c)	issuance, sale, transfer or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing any of the Interests, the AI Payable or the Debt Rights or any member of the Vendor Group, in each case other than where all the persons concerned are Group Companies;

(d)	transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership (or any group which has been formed which beneficially owns or has the right to acquire beneficial ownership) of any of the Interests, the AI Payable or the Debt Rights or any shares or other interests in any member of the Vendor Group; or

(e)	any combination of the foregoing (other than the Transaction),

excluding any action taken pursuant to the Pre-Completion Restructuring;

“ADE” means Actavis Deutschland GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) organised under the laws of the Federal Republic of Germany having its business address at Willy-Brandt-Allee 2, D-81829 München, Germany, which is registered in the commercial register (Handelsregister) of the local court (Amtsgericht) of München under HRA 96731 (formerly registered in the commercial register (Handelsregister) of the local court (Amtsgericht) of Düsseldorf under HRA 16388);

“ADE Intra Group Debt” means all rights of the Vendor in, to and under the intra group loan agreement between ADE and the Vendor as amended and restated on 30 November 2011 in an aggregate principal amount of €30 million and with an outstanding principal balance of €30 million at 31 December 2011 and 31 March 2012;

“Adjustment Escrow Account” means the account to be established by the Adjustment Escrow Agent in the Interim Period in the name of DB;

“Adjustment Escrow Agent” means JP Morgan Chase Bank, N.A., London Branch;

“Adjustment Escrow Agreement” means the escrow agreement to be entered into between the Adjustment Escrow Agent, the Purchaser and the Primary Indirect Interest Holders at Completion relating to the Adjustment Escrow Account in the Agreed Form;

“Adjustment Escrow Amount” means €25 million;

“Adjustment Escrow Interest Period” means the period commencing on and including the Completion Date and ending on the date prior to the date of payment of an amount from the Adjustment Escrow Account;

“AEHD Intra Group Debt” means all rights of the Vendor in, to and under the intra group loan agreement between Actavis Eignarhaldsfélag ehf. and the Vendor as amended and restated on 30 November 2011 in an aggregate principal amount of €1,069,718,888 and with an outstanding principal balance (including accrued capitalised interest) of €1,156,204,149 at 31 December 2011 and €1,176,673,033 at 31 March 2012;

“AE LLC” means Actavis Elizabeth LLC;

“Affiliate” means, in relation to a person, a subsidiary undertaking of that person or a parent undertaking of that person or an Affiliate (within this definition) of such parent undertaking or any other subsidiary undertaking of that parent undertaking or any other person that Controls, is Controlled by, or is under common Control with such person, provided that, with respect to:

(a)	DB, Landsbanki and ALMC, its Affiliates shall exclude any Excluded Affiliates; and

(b)	Nitrogen, Affiliates shall include, for the avoidance of doubt, its majority direct shareholder, Nitrogen Investments Ltd, and be deemed to include its majority ultimate beneficial owner, Björgólfur Thor Björgólfsson, and always provided that no Indirect Interest Holder or its Affiliates shall, based on any relationship to another Indirect Interest Holder existing as at the date of this Agreement, be regarded as an Affiliate of another Indirect Interest Holder or the Vendor or the Vendor Group Companies or the Group Companies;

“AGH” means Actavis Group hf., a company incorporated in Iceland with registered number 500269-7319 and having its registered office at Reykjavíkurvegi 76-78, 220 Hafnarfirði, Iceland, further particulars of which are set out in Part 2 of Schedule 2 (Particulars of the Subsidiaries);

“AGH Intra Group Debt” means all rights of the Vendor in, to and under:

(a)	the intra group loan agreement between AGH and the Vendor as amended and restated on 30 November 2011 in aggregate principal amounts of €945,488,257.11 and US$200 million and with an outstanding principal balance of €945,488,257.11 and US$200 million at 31 December 2011 and 31 March 2012;

(b)	the intra group loan agreement between AGH and the Vendor as amended and restated on 30 November 2011 in an aggregate principal amount of €25 million and with an outstanding principal balance of €25 million at 31 December 2011 and 31 March 2012;

(c)	the intra group loan agreement between AGH and the Vendor as amended and restated on 30 November 2011 in an aggregate principal amount of €209,000,370.91 and with an outstanding principal balance (including accrued capitalized interest) of €235,992,689 at 31 December 2011 and €242,557,257 at 31 March 2012;

(d)	the intra group loan agreement between AGH and the Vendor as amended and restated on 30 November 2011 in an aggregate principal amount of €1,330,281,112 and with an outstanding principal balance (including accrued capitalized interest) of €1,437,832,460 at 31 December 2011 and €1,463,287,157 at 31 March 2012; and

(e)	the RCF Intra Group Loan Agreement with an outstanding principal balance of €18 million and US$145,372,250 at 31 December 2011, and €30 million and US$145,372,250 at 31 March 2012;

“Agreed Form” means, in relation to a document, the form of that document initialled by or on behalf of each of the parties (including by such party’s legal advisers) for identification;

“Agreed Rate” means 5% per annum, compounded annually;

“AI” means Actavis Inc. a Delaware corporation with registered number 3996391, further particulars of which are set out in Part 1 of Schedule 2 (Particulars of the Target Companies and the Subsidiaries);

“AI Payable” means the Vendor’s obligations pursuant to the note to be issued by the Vendor to Actavis Group PTC ehf. for a principal amount as determined in accordance with the Pre-Completion Restructuring in connection with the sale by Actavis Group PTC ehf. in consideration for the sale of the shares in AI by Actavis Group PTC ehf. to the Vendor on or prior to the Completion Date pursuant to the Pre-Completion Restructuring;

“AI Shares” means the 2,000 shares of capital stock of $1.00 each in AI;

“Alternative Financing” has the meaning given in paragraph 3.1(g) of Schedule 3 (Interim Period Obligations);

“Anti-trust Conditions” means the Conditions set out in Clauses 4.1(a) (EC Merger Regulation Filing), 4.1(b) (HSR Filing), 4.1(c) (Brazilian Competition Filing) and 4.1(d) (Russian, Serbian, Turkish and Ukraine Competition Filings);

“APH4” means Actavis Pharma Holding 4 ehf., a company incorporated in Iceland with registered number 650407-0910 and having its registered office at Reykjavíkurvegi 76-78, 220 Hafnarfirði, Iceland, further particulars of which are set out in Part 1 of Schedule 2 (Particulars of the Target Companies and the Subsidiaries);

“APH4 Group” means APH4 and each of its subsidiaries;

“APH4 Group Company” means any member of the APH4 Group;

“APH4 Intra Group Debt” means all rights of the Vendor in, to and under the intra group loan agreement between APH4 and the Vendor as amended and restated on 30 November 2011 in an aggregate principal amount of €2,205,483,063.27 and with outstanding principal balance (including accrued capitalized interest) of €2,490,320,354 at 31 December 2011 and €2,559,593,169 at 31 March 2012;

“APH4 Shares” means the 1,696,409 shares of ISK 1 each in APH4;

“Approved 2013 Budget” has the meaning given in Schedule 3 (Interim Period Obligations), paragraph 1.1(e)(viii);

“AS” means Actavis S.à r.l, a company incorporated in Luxembourg with registered number B154827 and having its registered office at 6c, Rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg, further particulars of which are set out in Part 1 of Schedule 2 (Particulars of the Target Companies and the Subsidiaries);

“AS Accounts” means:

(a)	the unaudited balance sheet of AS;

(b)	the unaudited profit and loss account of AS; and

(c)	the unaudited cash flow statement of AS,

for each of the two (2) accounting reference periods ending on the Balance Sheet Date and includes all notes thereto and the related directors’ report;

“AS Shares” means the 12,400 shares of €1.00 each in AS;

“Assumption Agreement” means the agreement to be entered into between the Purchaser Guarantor, Actavis Group PTC ehf. and the Vendor, pursuant to which the Purchaser Guarantor will assume the AI Payable;

“Authority” means any competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or tax raising body, authority, agency, board, department, court or tribunal of any jurisdiction and whether supranational, national, regional or local;

“AWP Illinois Settlement” means the settlement agreement entered into on 19 March 2012 between AI, AE LLC, Actavis Mid Atlantic LLC and the State of Illinois, acting through the Attorney General of the State of Illinois, Lisa Madigan, relating to average wholesale pricing;

“AWP Liabilities” means liabilities arising out of the AWP Settlements, the AWP Wisconsin Case and any future legal actions brought against members of the Group in the United States of America whether by an Attorney General of a State, by a city, by a County or other government institution, by the Federal Department of Justice, through private relators or otherwise, relating to alleged fraudulent pricing practices or pricing practices under Medicare and/or state Medicaid Programs and whether relating to average wholesale prices or wholesale acquisition costs or otherwise;

“AWP Settlements” means the AWP Ven-A-Care Settlement, the AWP Texas Settlement and the AWP Illinois Settlement;

“AWP Texas Settlement” means the settlement agreement and release entered into on 13 December 2011 between AI, AE LLC, Actavis Mid Atlantic LLC, Ven-A-Care of the Florida Keys, Inc., the State of Texas and Thomas Suehs in his official capacity as executive director of the Texas Health and Human Services Commission relating to average wholesale pricing;

“AWP Ven-A-Care Settlement” means the settlement agreement and release entered into as of 26 December 2011 between AI, AE LLC, Actavis Mid Atlantic LLC, Ven-A-Care of the Florida Keys, Inc., Zachary T. Bentley, T. Mark Jones, Luis E. Cobo, John Lockwood M.D., the State of Florida, the State of Iowa, the State of South Carolina and the City of New York, all New York counties who were plaintiffs in MDL 1456 and Erie, Oswego and Schenectady counties and the State of New York relating to average wholesale pricing;

“AWP Wisconsin Case” means case number 2011CV0005544 in the Circuit Court of Dane County in the State of Wisconsin relating to average wholesale pricing filed by the State of Wisconsin and Bauer & Bach LLC against, amongst others, Group Companies and any settlement entered into by Group Companies in relation hereto;

“Balancing Payment” has the meaning given in Clause 3.5;

“Balance Sheet Date” means 31 December 2011;

“Bribery Indemnity Claim” has the meaning given in Clause 11.1;

“Bribery Legislation” means all and any of the following: the United States Foreign Corrupt Practices Act of 1977; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which the Group operates;

“Budgeted Gross Margin” means the estimated net sales of a product in 2012 that is marketed or is expected to be marketed less the estimated 2012 cost of goods sold (including the cost of free goods) of that product as estimated by the Group, for products that it owns, sells, markets, licenses, or otherwise derives revenue from or expects to derive revenue from in 2012 as of the date of this Agreement, or by the Purchaser Group, for products that it owns, sells, markets, licenses, or otherwise derives revenue from or expects to derive revenue from in 2012 as of the date of this Agreement;

“Business Day” means a day (other than a Saturday or Sunday) on which banks in the City of London (UK), New York (US) and Zug (Switzerland) are open for ordinary banking business;

“Business Intellectual Property” has the meaning given in paragraph 19.2 of Schedule 5 (Vendor Warranties);

“Calculation Date” means close of business on the day immediately prior to the Completion Date;

“Cash Balances” means the aggregate of:

(a)	the Paid Company Transaction Costs Amount;

(b)	cash in hand, cash credited to any account with a financial institution or cash equivalents, held by each Group Company as at the Calculation Date as shown in the books of the Group Companies;

(c)	the amount of any Leakage knowingly taken into account in the Completion Statement pursuant to Clause 3.21(a); and

(d)	the Completion Payable Amount (to the extent actually paid);

minus the sum of:

(i)	Overdue Interest;

(ii)	any amounts due and payable but not paid relating to the Gabapentin Settlements and/or the AWP Settlements which were budgeted to be paid in the 2012 Budget; and

(iii)	Trapped Cash;

“Certificate” has the meaning given in Clause 5.16(b);

“Circumstances” has the meaning given in Clause 5.16(c);

“Claim” means any claim by the Purchaser for breach of any of the Warranties, other than any Tax Warranty;

“Clause 4.4 Event” has the meaning given in Clause 4.4;

“Clause 4.4 Notice” has the meaning given in Clause 4.4;

“Close-out Notice” has the meaning given in Clause 5.24(a);

“Common Leakage Claim” means all claims in respect of Leakage, where the aggregate of all Leakage claims notified before the Leakage Termination Date is more than any reduction of the Final Cash Consideration caused by such claims;

“Company Material Adverse Effect” means a matter, event, development, change or occurrence (a “Company Event”) either alone or in combination that occurs or materialises in the Interim Period and results in, or can be reasonably expected to result in, a material adverse effect on the business, results of operations or the financial condition of the Group (taken as a whole); provided that no Company Event to the extent it arises out of, in connection with or resulting from an External Event shall be deemed to constitute or contribute to a Company Material Adverse Effect;

“Compass Net Proceeds” means €4,000,000,000;

“Completion” means completion of the sale and purchase of the Interests and the assumption of the AI Payable in accordance with Clause 6 (Completion);

“Completion Cash Amount” means Cash Balances on the Calculation Date, as shown in the Completion Statement;

“Completion Cash Amount Shortfall” means the amount, if any, by which the Target Completion Cash Amount exceeds the Completion Cash Amount;

“Completion Cash Excess” means the amount (if any) by which the Completion Cash Amount exceeds the sum of €40 million less Paid West-related Transaction Costs;

“Completion Date” means the date on which Completion takes place;

“Completion Payable Amount” means all amounts other than principal (including interest expected to accrue up to and including the Completion Date) under limbs (a), (b) and (e) of the definition of the AGH Intra Group Debt and the ADE Intra Group Debt that will become due and payable as a result of Completion and as notified to the Purchaser at least one Business Day prior to the Calculation Date (but, for the avoidance of doubt, not any Overdue Interest);

“Completion Statement” has the meaning given in paragraph 2.4 of Schedule 10 (Completion Statement);

“Completion Transfer Taxes Amount” means one half of the amount of Transfer Taxes payable in connection with this Agreement and the transactions contemplated hereby, excluding any Transfer Taxes which would not have arisen but for the transactions comprising the Pre-Completion Restructuring or any transaction carried out pursuant to paragraph 1.1(g) or (h) of Schedule 3 (Interim Period Obligations) and any interest or penalties which would not have arisen but for (i) the unreasonable default or delay of any member of the Purchaser Group; or (ii) a failure by the Vendor to comply with its obligations under paragraph 5.2 of Schedule 9 (Tax Covenant);

“Completion Warranties” has the meaning given in Clause 8.2;

“Compliant” means, with respect to the Financing Information, that:

(a)	to the extent relating to the Group, such Financing Information has been updated so as to not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information, in light of the circumstances under which such statements were made, not misleading;

(b)	the Group’s auditors have not withdrawn any audit opinion with respect to any of the Group Accounts contained in the Financing Information;

(c)	such Financing Information contains the financial and other information with respect to the Group that would be required to be included in a registration statement (in compliance with securities Laws) relating to a sale of debt securities by the Purchaser Guarantor in relation to the Transaction; and

(d)	the Group’s auditors have delivered drafts of customary comfort letters (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Marketing Material, it being understood that such negative assurance shall not be required to be based on monthly financial statements), and such auditors have confirmed they not aware of any material impediment to issue any such comfort letter upon each of any pricing date occurring during the Marketing Period and any closing date occurring during the Marketing Period; provided that such comfort letter shall not be required to contain statements relating to information in the Marketing Material that is not contained in or derived solely from the audited annual financial statements and reviewed quarterly financial statements provided as part of the Financing Information; provided that to the extent that such drafts of customary comfort letters have not been provided prior to 29 January 2013, the Vendor shall be deemed to have complied with this paragraph (d) so long as the Vendor has complied with its obligations in paragraph 1.1(f)(vi) of Schedule 3 (Interim Period Obligations);

“Conditions” means the conditions set out in Clause 4.1;

“Confidential Information” has the meaning given in Clause 14.1;

“Consultation Period” has the meaning given in paragraph 2.3 of Schedule 10 (Completion Statement);

“Contingent Consideration” means the amount, calculated as set out in Schedule 12, which shall be used to determine the Stock Consideration or, if applicable, the amount contemplated by Clause 4.7;

“Contribution Notice” has the meaning given in section 38 of the U.K. Pensions Act 2004;

“Control” means in relation to an undertaking, the power of a person (directly or indirectly) to secure that the affairs of the undertaking are conducted in accordance with the wishes of that person:

(a)	by means of the holding of shares, or the possession of voting power, in or in relation to that or any other undertaking; or

(b)	by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other undertaking;

“Covenant Committee” has the meaning given in Clause 5.2;

“Data Room” means the electronic Data Room set up for the purposes of the Transaction and maintained by Merrill Corporation, copies of which are on hard disk drives labelled for identification purposes on behalf of the Vendor and the Purchaser;

“DB Facilities” means the:

(a)	Senior Facilities Agreement;

(b)	PIK facility agreement between, amongst others, Actavis PIK S.à r.l. (as borrower) and DB (as agent, security agent and original lender) (the “PIK Facility Agreement”); and

(c)	subordinated debt facility agreement between, amongst others, Actavis New S.à r.l. and DB (the “Subordinated Facility Agreement”),

in each case, dated 14 September 2007 and as amended, restated and novated from time to time, whether before or after the date of this Agreement;

“DB Disclosure Letter” means the disclosure letter dated the date hereof, written and delivered by or on behalf of DB to the Purchaser immediately before the signing of this Agreement;

“DB Purchaser Services” means any and all services that DB or any of its Affiliates may provide to the Purchaser or any of its Affiliates (other than, for the avoidance of doubt, pursuant to the Transaction Documents);

“DB Revolving Facilities” means the Revolving Facility (as defined in the Senior Facilities Agreement);

“DB Rights” means all rights of DB in, to and under the DB Facilities;

“DB Transaction Team” means Henrik Aslaksen, Anthony Whittemore, Julien Fouter, Darren Campili, Joe Dupere, Hilary Halper, Philipp Haid, Fabian Wesemann, Emily Brown, David McDiarmid, Bill Frauen, Craig Hoepfl, Jonathan Krissel, Fabrizio Campelli, Philipp von Girsewald, Enrico Sanna and any other DB personnel who become aware of the restrictions imposed on DB pursuant to this Agreement pursuant to DB’s “deal logging” system;

“DB Updated Disclosure Letter” means the disclosure letter to be dated on the Completion Date, written and delivered by or on behalf of DB to the Purchaser immediately before Completion, disclosing only specific facts, matters or circumstances that have occurred or arisen during the Interim Period;

“Debt Commitment Letter” means the debt commitment letter dated on or about the date of this Agreement provided to the Vendor, as amended, supplemented or replaced in accordance with the terms of this Agreement, pursuant to which the Financing Sources, subject to the conditions set forth therein, have agreed to provide or cause to be provided for the Debt Financing;

“Debt Facilities” means the DB Facilities, the Glitnir Facility and the Landsbanki Facility;

“Debt Fee Letter” means the joint fee letter (as redacted) dated on or about the date of this Agreement provided to the Vendor, as referenced in the Debt Commitment Letter;

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter (or the Alternative Financing if the Purchaser Guarantor is required to obtain such Alternative Financing in accordance with paragraph 3 of Schedule 3 (Interim Period Obligations));

“Debt Financing Documents” means the following documents and certificates contemplated by the Debt Financing:

(a)	the Debt Fee Letter and all credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes and other definitive agreements entered into pursuant to which the Debt Financing will be governed or as contemplated by the Debt Commitment Letter and the Debt Fee Letter;

(b)	officer, secretary and solvency certificates, corporate organizational documents, good standing certificates, and resolutions in relation to the Group contemplated by the Debt Commitment Letter or reasonably requested by the Purchaser or the Financing Sources;

(c)	documents reasonably requested by the Purchaser or the Financing Sources relating to the repayment of any indebtedness or other obligations of any Group Company to be repaid on the Completion Date and the release of related liens, including customary payoff letters and (to the extent required) evidence that notice of such repayment has been timely delivered to the holders of such debt; and

(d)	all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act;

“Debt Rights” means the Glitnir Rights, the Landsbanki Rights and the DB Rights;

“Deed of Novation” means the agreement to be entered into by the Purchaser, the Vendor Group and the Indirect Interest Holders, pursuant to which, subject to and conditional upon Completion having occurred, the Purchaser will agree to novations of certain of the obligations of the Vendor under this Agreement, in the Agreed Form;

“Default” means an Event of Default as defined in the Senior Facilities Agreement, the PIK Facility Agreement or the Subordinated Facility Agreement;

“Designated Person” has the meaning given in Clause 5.16(c);

“Disclosed” means (as applicable):

(a)	in respect of the Signing Warranties, matters fairly disclosed in this Agreement, the Disclosure Documents or the Vendor’s Disclosure Letter;

(b)	in respect of the Completion Warranties, matters fairly disclosed in this Agreement, the Disclosure Documents, the Vendor’s Disclosure Letter or the Vendor’s Updated Disclosure Letter;

(c)	in respect of the Purchaser Group Warranties, matters fairly disclosed in this Agreement or the Purchaser’s Disclosure Letter; or

(d)	in respect of the warranties given pursuant to Clauses 8.7 and 8.8, matters fairly disclosed in this Agreement;

“Disclosure Documents” means the documents specifically referenced in the Vendor’s Disclosure Letter that are contained in the Data Room or annexed to the Vendor’s Disclosure Letter;

“Dispute” has the meaning given in Clause 29.3;

“Divestiture Material Adverse Effect” means the event in which the sum of the Product Gross Margin Effects of all products (specifically, Group Products and Purchaser Products) that are divested in order to satisfy the Anti-trust Conditions, if deducted from the Group’s 2012 Budgeted Cash EBITDA would have a material adverse effect on the business, results of operations or the financial condition of the Group (taken as a whole); for the purposes of this Agreement and of determining the occurrence of a Divestiture Material Adverse Effect, the Product Gross Margin Effect of Kadian®, the Group Product generic equivalent of Kadian®, and the Purchaser Product generic equivalent of Kadian® all equal zero (0);

“Draft Completion Statement” has the meaning given in paragraph 2.1 of Schedule 10 (Completion Statement);

“Draft Net Working Capital Statement” has the meaning given in paragraph 2.1 of Schedule 10 (Completion Statement);

“DSO” means the value of Trade Receivables as at the Calculation Date (minus the amount within Trade Receivables attributable to VAT) divided by the sum of the total Revenue (Net Sales plus Other Income) for the previous three (3) months and multiplied by the exact number of days in the previous three (3) months;

“DSO Adjuster” means Revenue for the Group in the 90 days prior to the Calculation Date divided by 90;

“DSO Completion Days” means DSO calculated as at the Calculation Date;

“DSO Range Days” means where:

(a)	DSO Completion Days are less than 68, the number of days less than 68; or

(b)	DSO Completion Days are greater than 80, the number of days in excess of 80;

“DSO Range Deduction” means, expressed in euros, DSO Range Days multiplied by the DSO Adjuster;

“Due Amount” means any amount due to the Purchaser following:

(a)	a Claim, Tax Warranty Claim or Specified Claim being settled in accordance with Clause 9 (Warranty Escrow Account);

(b)	an Interim Covenant Claim or Specified Claim being settled in accordance with Clause 10 (Interim Covenant Escrow Account);

(c)	a Contingent Consideration Claim being settled in accordance with Schedule 12 (Contingent Consideration); or

(d)	a claim under Schedule 9 (Tax Covenant) to the extent of the payment which the Vendor is actually liable to make;

“Elizabeth, NJ Facility” means the property located at 200 Elmora Ave, Elizabeth, New Jersey, USA including all applicable structures and improvements;

“Employees” means the individuals employed by any of the Group Companies;

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption), any mortgage, charge, pledge, lien, assignment, hypothecation, security interest (including any created by Law), title retention or other security agreement or arrangement;

“Enforcement Termination” means the termination of this Agreement pursuant to Clauses 5.18 or 5.19;

“Environmental Loss” means any and all debts, losses, loss of profits, liabilities, claims, damages, fines, costs, royalties, deficiencies or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due and any out-of-pocket costs, fees and expenses (including attorneys’, accountants’, consultants’ or other fees and expenses);

“EquityCo” means Actavis Equity S.à r.l., a company incorporated in the Grand Duchy of Luxembourg with registered number B152924 and having its registered office at 6c, Rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg;

“Escrow Accounts” means the Adjustment Escrow Account, the Contingent Consideration Escrow Account, the Interim Covenant Escrow Account and the Warranty Escrow Account;

“Estimated Completion Cash Amount” has the meaning given in paragraph 1.1(a) of Schedule 10 (Completion Statement);

“Estimated Completion Cash Amount Shortfall” means the amount, if any, by which the Target Completion Cash Amount exceeds the Estimated Completion Cash Amount;

“Estimated Completion Cash Excess” means the amount (if any) by which the Estimated Completion Cash Amount exceeds the Target Completion Cash Amount;

“Estimated Completion Transfer Taxes Amount” has the meaning given in paragraph 1.1(e) of Schedule 10 (Completion Statement);

“Estimated Net Working Capital Amount” has the meaning given in paragraph 1.1(c) of Schedule 10 (Completion Statement);

“Estimated Net Working Capital Amount Shortfall” means the amount, if any, by which the Target Net Working Capital Amount exceeds the aggregate of the Estimated Net Working Capital Amount plus the Estimated Completion Cash Excess (if any);

“Estimated Total Company Transaction Costs Amount” has the meaning given in paragraph 1.1(d) of Schedule 10 (Completion Statement);

“Excess Revolving Debt Amount” means the amount, if any, by which the Revolving Debt Amount exceeds the Target Revolving Debt Amount and, for the avoidance of doubt, if the Target Revolving Debt Amount exceeds the Revolving Debt Amount, then the Excess Revolving Debt Amount shall be €0;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Exchange Rate” means, with respect to a particular currency for a particular day, the closing mid-point spot rate of exchange for that currency into euros on such date as provided by Thomson Reuters via the Reuters DSS (Datascope Select) platform or, where no such rate is provided in respect of that currency for such date, at the mid-point spot rate of exchange rate quoted by HSBC Bank plc as at the close of business in London as at such date;

“Excluded Affiliates” means any subsidiary undertaking of a party that would be an Affiliate but where such party’s interest in the undertaking:

(a)	is restricted to managing or advising funds which have invested in such undertaking; or

(b)	does not involve the exercise of day to day control (directly or indirectly) over the operation or business of such Affiliate;

“Executive Officer” means the CEO – Claudio Albrecht, the Deputy CEO – Peter Prock and each of the executive vice presidents of the Group, being Mark Keatley, Doug Boothe, Gudbjorg Edda Eggersdottir, Frank Staud, Guðrun S Eyjolfsdottir, Gunnar Beinteinsson, Roy Papatheodorou, Stefan Jokull Sveinsson, Hordur Thorhallsson, Jeff Rope, Lars Ramneborn, Valur Ragnarsson and Wolter Kuizinga;

“Excluded Third Party Guarantees” means:

(a)	the indemnity provided by AS in favour of Stefan Jokull Sveinsson pursuant to an indemnity agreement between AS and Stefan Jokull Sveinsson;

(b)	the indemnity provided by AGH in favour of Mark Keatley pursuant to Mark Keatley’s service agreement; and

(c)	the guarantee from Actavis Group PTC ehf. to Landsbanki in respect of a loan between Landsbanki and Gunnar Agust Beinteinsson;

“External Event” means any event, development, change or occurrence comprising, resulting from, contemplated by or attributable to (either alone or in combination):

(a)	a change in general economic conditions or outlook, financial, credit or securities markets or political or regulatory conditions, whether globally or in any country or market, including changes in interest rates, other than changes that adversely affect the Group (taken as a whole) or (but only in relation to determining whether there has been a Purchaser Material Adverse Effect) the Purchaser Group (taken as a whole) in a disproportionate manner relative to other participants in the pharmaceutical or the generic pharmaceutical industry in the relevant country or market;

(b)	changes, occurrences or developments, including changes in or the adoption of new Law or the interpretation or enforcement thereof or the adoption of new regulations in respect of or changes in interpretation of existing Law, in each case affecting the pharmaceutical industry or the generic pharmaceutical industry generally, other than changes that adversely affect the Group (taken as a whole) or (but only in relation to determining whether there has been a Purchaser Material Adverse Effect) the Purchaser Group (taken as a whole) in a disproportionate manner relative to other participants in the pharmaceutical or the generic pharmaceutical industry in the relevant country or market;

(c)	any changes in IFRS or other accounting standards, or authoritative interpretations thereof which a Group Company is subject to;

(d)	a publication of, or change in, securities or industry analyst projections, credit ratings, forecasts, estimates or recommendations in respect of the Purchaser, in and of itself, but not any event, development, change or occurrence (other than an External Event) causing such change or publication;

(e)	a change in the market price or trading volume of the shares or other securities of the Purchaser, in and of itself, but not any event, development, change or occurrence (other than an External Event) causing such change;

(f)	a change attributable to currency exchange rate fluctuations;

(g)	the negotiation, execution, announcement, pendency or consummation of this Agreement and the transactions contemplated hereby, including to the extent of any impact thereof on relationships, contractual or otherwise, with any customers, suppliers, financing sources, licensees, licensors, distributors, partners or employees, as well as any actions, disputes or litigation arising therefrom or in connection therewith, or the compliance with this Agreement, or the identity of the Purchaser (including any communication or disclosure by the Purchaser or its Representatives regarding the Purchaser’s plans or intentions with respect to the conduct of the business of the Group), provided that no event, development, change or occurrence arising from, related to or in connection with a breach of any warranty or covenant in this Agreement by the Purchaser shall be deemed an External Event in relation to a Purchaser Material Adverse Effect and no event, development, change or occurrence arising from, related to or in connection with a breach of any warranty or covenant in this Agreement by the Vendor or any Indirect Interest Holder shall be deemed an External Event in relation to a Company Material Adverse Effect;

(h)	any act of terrorism or war (whether threatened, pending or declared) or act of civil disturbance, any armed conflict or similar calamity or any escalation or worsening of any of the same or any natural disaster; or

(i)	any divestiture, agreement or other action or remedy required by any Authority as a condition of obtaining merger control clearances or other approvals, which are required to enable the Transaction to be completed;

“FDA” means the U.S. Food and Drug Administration, or a successor entity;

“Final Cash Consideration” has the meaning given in Clause 3.1(a);

“Financial Support Direction” has the meaning given in section 43 of the U.K. Pensions Act 2004;

“Financing Information” means all information with respect to the business, operations, financial condition, projections and prospects of the Group as may be reasonably requested by the Purchaser or the Financing Sources: (x) to facilitate the preparation of an information memorandum and an offering document for an offering registered or exempt from registration under the Securities Act for debt of or notes issued by the Purchaser Guarantor; or (y) as may otherwise be required to be delivered to satisfy a condition precedent under the Debt Commitment Letter; provided that, with respect to any such information required pursuant to (y), the provision of such information would not unreasonably interfere with the Group’s business or operations. Such information shall include:

(a)	(i) IFRS audited (under generally accepted auditing standards in the United States) financial statements (including footnote disclosures), including consolidated balance sheets and related statements of income and cash flows of the Group for the three (3) most recently completed fiscal years ended at least 90 days prior to the Completion Date; (ii) IFRS unaudited consolidated balance sheets and related statements of income and cash flows of the Group for each fiscal quarter and for the elapsed period of the 2012 fiscal year (and for the corresponding comparative quarters and periods in the prior fiscal year) ended at least 45 days prior to the Completion Date (but excluding the fourth quarter of any fiscal year) that have been reviewed by independent auditors in accordance with Statement on Auditing Standards No.100; and (iii) for the periods required by Rule 3-05(b)(2) of Regulation S-X, all additional IFRS audited and unaudited financial statements for all recent, probable or pending acquisitions that would be required to be filed in a Form 8-K if APH4 were a reporting company under the Exchange Act; provided that the information in this item (iii) shall only be required to the extent such information would be necessary for inclusion in a registration statement under the Securities Act relating to the Debt Financing (and any restatements of such accounts required under applicable SEC rules for: (x) US GAAP; or (y) IFRS with respect to any adjustments to any other accounting policies or practices applied in the preparation of the financial statements set forth above (collectively, items (i), (ii) and (iii) above referred to as the “Group Accounts”));

(b)	as promptly as practical, all financial statements, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S-X and Regulation S-K under the Securities Act and other accounting rules and regulations of the SEC as may reasonably be requested of the type and form required in registration statements filed with the SEC; and

(c)	such other information relating to the Group as is reasonably requested in connection with Debt Financing;

“Financing Source” means each person that has committed to provide Debt Financing, including the Lender(s) and the Lead Arranger(s) (as defined in the Debt Commitment Letter) and any joinder agreements, indentures or credit agreements entered into pursuant thereto, together with their Representatives involved in the Debt Financing and their successors and permitted assigns;

“Fraud-based Claim” has the meaning given in Clause 10.9;

“Full Enforcement” shall have the same meaning given in the Restructuring Deed;

“Fundamental Warranties” means those warranties contained in paragraphs 2.1 to 2.4 and 3.1 to 3.4 and 4.1 of Schedule 5 (Vendor Warranties);

“Further Financing” means any financing, in whatever form, provided by DB or one of its Affiliates in contemplation of or after Full Enforcement directly or indirectly to or for the benefit of a Group Company;

“Gabapentin Settlement” means the “Neurontin” settlement agreement dated 31 May 2011 between Pfizer Inc., Warner Lambert Company LLC, Godecke GmbH, Pfizer Pharmaceuticals LLC, Purepac Pharmaceutical Co., Faulding Inc., AE LLC and their affiliates relating to the settlement of the following civil actions numbers in the United States District Court for the District of New Jersey: 00-CIV-2931, 00-CV-4168 (FSH), 00-CIV-3522, 00-CV-4589 (FSH), 00-CV-6073 (FSH), 01-CV-0193 (FSH) and 01-CV-1537 (FSH);

“Glitnir” means Glitnir hf., a company registered in Iceland with number 550550-3530 and having its registered office is at Soltun 26, 105 Reykjavik, Iceland;

“Glitnir Facility” means the loan agreement between Actavis Hold S.à r.l. and Glitnir dated 20 July 2010;

“Glitnir Rights” means all rights of Glitnir in, to and under the Glitnir Facility;

“Group” means the Target Companies and each of their respective subsidiaries;

“Group Accounts” has the meaning given in the definition of Financing Information;

“Group Company” means any member of the Group;

“Group Product” means a particular marketed or pipeline product, which is owned, marketed, or sold, or to be sold by any Group Company, or from which any Group Company derives revenues from, or expects to derive revenue in 2012 from the sale of such product;

“Group Security Releases” has the meaning given in paragraph 1.1(a)(ii) of Schedule 4 (Completion Obligations);

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“Icelandic Upstream Debt” means all indebtedness of the Icelandic Debtors owed to any Group Company other than the Intra Group Debt and any indebtedness of any Icelandic Debtor that is owed to the Vendor or another Icelandic Debtor (other than AGH);

“Icelandic Debtors” means (i) APH4; (ii) Actavis Pharma Holding 5 ehf.; (iii) AEHD; and (iv) AGH;

“Icelandic Receivables” means all intercompany debt receivables held by the Icelandic Debtors with respect to any indebtedness that is owed by a Group Company other than another Icelandic Debtor (excluding AGH);

“IFRS” means International Financial Reporting Standards, comprising the accounting standards and interpretations issued, adopted and/or approved by the International Accounting Standards Board;

“Income, Profits or Gains” has the meaning given in Schedule 9 (Tax Covenant);

“Indirect Equity Holder Group” means, in respect of each Indirect Equity Holder, that Indirect Equity Holder and each of its Affiliates, excluding, for the avoidance of doubt, the Group Companies and the Vendor Group;

“Indirect Interest Holder Adjustment Proportions” means, in respect of each Indirect Interest Holder (other than the Managers), the percentage set out in column 2 of Part 1 of Schedule 1 (Vendor, Indirect Interest Holder and Argon Details);

“Indirect Interest Holder Claim” means a claim against any Indirect Interest Holder for breach of any of the warranties given pursuant to Clauses 8.7 and 8.8 or a claim against any Indirect Interest Holder for an Interim Covenant Breach;

“Indirect Interest Holder Group” means, in respect of each Indirect Interest Holder (other than each Manager), that Indirect Interest Holder and each of its Affiliates, excluding, for the avoidance of doubt, the Group Companies, the Vendor Group. Argon, and any other Indirect Interest Holder and its Affiliates;

“Indirect Interest Holder Warranty Proportions” means:

(a)	in respect of DB, 70%; and

(b)	in respect of Landsbanki, 6.7%.

“Initial Cash Consideration” has the meaning given in Clause 3.1(a) (Purchase Price);

“Insurance Premium” means an amount of €4,808,078;

“Intellectual Property” means all rights in patents (including divisional, continuation, continuation-in-part, reissue, re-examination and other patent applications claiming priority thereto), supplementary protection certificates and similar rights, utility models, trademarks, service marks, logos, getup, trade names, trade dress, internet domain names, copyright (including rights in computer software), design rights, moral rights, database rights, topography rights, plant variety rights, confidential information and knowledge (including know how, inventions, secret formulae and processes, market information, and lists of customers and suppliers), and rights protecting goodwill and reputation, in all cases whether registered or unregistered; all other forms of protection having a similar nature or effect anywhere in the world to any of the foregoing and applications for or registrations of any of the foregoing rights;

“Interests” means the Shares and the Intra Group Debt;

“Interim Covenant Breach” means a breach by the Vendor or an Indirect Interest Holder of any of the Interim Covenants to the extent that it is not remedied by or on behalf of the Vendor or any Indirect Interest Holder (as the case may be) prior to Completion;

“Interim Covenant Claim” means any claim by the Purchaser for an Interim Covenant Breach;

“Interim Covenant Escrow Account” means the account to be established by the Interim Covenant Escrow Agent in the name of DB;

“Interim Covenant Escrow Account Release Date” means the later to occur of:

(a)	28 February 2013; and

(b)	the date that is six (6) months following the Completion Date;

“Interim Covenant Escrow Agent” means JP Morgan Chase Bank, N.A., London Branch;

“Interim Covenant Escrow Agreement” means the escrow agreement to be entered into between the Interim Covenant Escrow Agent, the Purchaser and the Primary Indirect Interest Holders at Completion relating to the Interim Covenant Escrow Account in the Agreed Form;

“Interim Covenant Escrow Amount” means €75 million;

“Interim Covenants” means the Interim Period obligations set forth in paragraphs 1.1(a) to (f) of Schedule 3 (Interim Period Obligations);

“Interim Period” means the period between the date of this Agreement until Completion;

“Interim Period Management Accounts” means the unaudited monthly (other than January) consolidated management accounts of EquityCo as presented to the managers of EquityCo prepared by the Completion Date for the Interim Period as annexed to the Vendor’s Updated Disclosure Letter (other than the final month or part of a month of the Interim Period and, where Completion occurs before the fifteenth day of any month, other than the month prior to Completion);

“Intra Group Balances” means any amounts owed by the Vendor Group, Argon or any Manager to the Group, arising prior to Completion in connection with the administration and maintenance of the Vendor Group, payments made to or on behalf of the Vendor Group in respect of Tax due from the Vendor Group and Transaction Costs, whether arising before or after the date of this Agreement and excluding, for the avoidance of doubt, the Intra Group Debt;

“Intra Group Debt” means the APH4 Intra Group Debt, the AEHD Intra Group Debt, the AGH Intra Group Debt and the ADE Intra Group Debt;

“Intra Group Debt Transfer Agreement” means the intra group debt transfer agreement in the Agreed Form, to be entered into at Completion between the Vendor and the Purchaser transferring the Intra Group Debt to the Purchaser;

“Inventory Adjuster” means the Cost of Goods Sold (as defined in Schedule 12 (Contingent Consideration)) for the 12 months prior to the Calculation Date, divided by 366;

“Inventory at Completion” means the value of the inventory of the Group (expressed in euros) on the Calculation Date and calculated in accordance with Schedule 10 (Completion Statement);

“Inventory Completion Days” means 366 divided by Inventory Turns at Completion;

“Inventory Range Days” means where:

(a)	Inventory Completion Days are less than 130, the number of days less than 130; or

(b)	Inventory Completion Days are greater than 146, the number of days in excess of 146;

“Inventory Range Deduction” means, expressed in euros, Inventory Range Days multiplied by the Inventory Adjuster;

“Inventory Turns” means the Cost of Goods Sold (as defined in Schedule 12 (Contingent Consideration)) for the twelve (12) month period (ending on the Calculation Date) (excluding items defined as “Exceptional”) divided by the total value of Inventory as at the Calculation Date;

“Inventory Turns at Completion” means the number of Inventory Turns as at the Calculation Date and calculated in accordance with Schedule 10 (Completion Statement);

“I.R.C.” or “Code” means the U.S. Internal Revenue Code of 1986, as amended;

“IRS” means the U.S. Internal Revenue Service;

“ISRA” means the New Jersey Industrial Site Recovery Act (N.J.S.A 13:1K-6) and all rules and regulations promulgated thereunder, including those published under N.J.A.C. 7:26B;

“ISRA Costs” means any Environmental Loss incurred by a given party that arises from, relates to or is in connection with achieving or maintaining compliance with ISRA in the Interim Period and in connection with the transfer of ownership and change of control of the Elizabeth, NJ Facility contemplated under this Transaction, including, as required, engaging a licensed site remediation professional, investigation of and remediation of contamination, paying fees and oversight costs, posting funding sources (including letters of credit) and obtaining the necessary permits;

“ISRA Group Costs” means all ISRA Costs incurred by any Group Company or any of their respective officers, directors, employees, agents and representatives and successors and assigns;

“Key Employee” has the meaning given in paragraph 22.1 of Schedule 5 (Vendor Warranties);

“Landsbanki Facility” means the loan agreement between Actavis Group hf. and Landsbanki dated 20 July 2010, as subsequently novated to Actavis Hold S.à r.l. on 24 November 2010;

“Landsbanki Rights” means all rights of Landsbanki in, to and under the Landsbanki Facility;

“Laws” means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time;

“Leakage” means:

(a)	the making or payment of any dividend by a Group Company in favour of a member of an Indirect Interest Holder Group, a member of the Vendor Group, Argon or any Manager;

(b)	the distribution, repurchase, repayment, redemption or return of any share capital or loan stock (or any other equity or debt securities) by a Group Company to a member of an Indirect Interest Holder Group, a member of the Vendor Group, Argon or any Manager;

(c)	the payment of any sum to, or the transfer or assignment of any assets, rights, values or benefits to or for the benefit of, any member of the Vendor Group, any member of an Indirect Interest Holder Group, Argon or any Manager in each case by a Group Company;

(d)	the waiver, release or forgiveness of any amounts owed to a Group Company by a member of the Vendor Group, a member of an Indirect Interest Holder Group, Argon or any Manager;

(e)	any third party advisory costs, fees or expenses (including any legal, accounting, financial or other advisers’ fees) incurred, paid or payable by any Group Company with respect to the preparation, negotiation and implementation of this Agreement, all other Transaction Documents and the consummation of the Transaction, other than: (i) those which are included in the Total Company Transaction Costs Amount; and (ii) any West-related Transaction Costs;

(f)	the payment of any sum by any Group Company pursuant to a guarantee or indemnity relating to the obligation of any member of the Vendor Group, an Indirect Interest Holder Group, Argon or any Manager;

(g)	any payment under or pursuant to any of the Debt Facilities or the Intra Group Debt;

(h)	the transfer or assignment of any assets, rights, values or benefits pursuant to a Partial Enforcement;

(i)	the payment of any management, monitoring, advisory, supervisory or other shareholder or director’s fees, bonuses or other payments of a similar nature by any member of the Group to any member of the Vendor Group, any member of an Indirect Interest Holder Group, Argon or any Manager which are not included in the Total Company Transaction Costs Amount; or

(j)	the making or entering into of any agreement or binding obligation to do any of the foregoing matters by a Group Company,

but does not include any Permitted Leakage;

“Leakage Termination Date” means the later to occur of:

(a)	28 February 2013; and

(b)	the date that is six (6) months from the Completion Date;

“Licences” has the meaning given in paragraph 9.2 of Schedule 5 (Vendor Warranties);

“Locked Box Date” means 1 January 2012;

“Long Stop Date” means 28 February 2013;

“Management Accounts” means the unaudited monthly consolidated management accounts of EquityCo and its subsidiaries as presented to the managers of EquityCo for the months of February 2012 and March 2012 as set out in the Disclosure Documents;

“Manager Proportion” means, in respect of each Manager, the percentage set out in column 2 of Part 2 of Schedule 1 (Manager Details);

“Managers’ Representative” means Peter Prock, or such other person who is appointed by a simple majority of the Managers from time to time;

“Marketing Efforts” means all activity undertaken (or proposed to be undertaken) in connection with the syndication or other marketing of the Debt Financing, provided that such activity shall not unreasonably interfere with the Group’s business or operations. Such activity shall include:

(a)	the direct participation by the Executive Officers as reasonably required by the Purchaser in (i) due diligence sessions related to the preparation of the Marketing Material; and (ii) a reasonable number of road shows (which may include “internet road shows”) and meetings with prospective lenders and debt investors; and

(b)	the delivery of customary authorization letters, confirmations and undertakings in connection with the Marketing Material to the extent relating to information regarding the Group (including with respect to the presence or absence of material non-public information and accuracy of the information contained therein);

“Marketing Material” means each of the following:

(a)	customary bank books, information memoranda and other information packages regarding the business, operations, financial condition, projections and prospects of the Group;

(b)	a customary “road show presentation” and a preliminary and final prospectus, pricing term sheet, offering memorandum or private placement memorandum that is suitable for use in a customary “road show” and the offering of the Purchaser Guarantor’s notes; and

(c)	all other marketing material contemplated by the Debt Commitment Letter or reasonably requested by the Purchaser or the Financing Sources in connection with the syndication or other marketing of the Debt Financing;

“Marketing Period” shall mean the first period of 30 consecutive calendar days throughout and at the end of which:

(a)	the Purchaser and the Financing Sources shall have had access to reasonably requested Financing Information that is Compliant; provided that if the Vendor shall in good faith reasonably believe it has provided the Financing Information and such Financing Information is Compliant, it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Vendor shall be deemed to have complied with this paragraph (a) unless Purchaser in good faith reasonably believes the Vendor has not completed the delivery of the Financing Information or that the Financing Information is not Compliant and, within five Business Days after the delivery of such notice by Vendor, delivers a written notice to Vendor to that effect (stating with specificity a comprehensive list of which Financing Information the Vendor has not delivered or is not Compliant; for the avoidance of doubt, the Marketing Period shall begin when the Vendor has provided such listed information, and paragraph (b) below is satisfied); and

(b)	nothing shall have occurred that would cause any of the Conditions to fail to be satisfied (other than where the occurrence has been prevented or remedied in full or has been deemed to be waived in accordance with Clause 4.4, 4.7, 4.16 or 4.17, and excluding any Conditions that by their nature will not be satisfied until the Completion Date) assuming Completion were to be scheduled for the last Business Day of the month in which such 30 consecutive calendar day period concludes, for the avoidance of doubt this paragraph (b) shall not require the Anti-trust Conditions to have already been fully satisfied, provided that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated; provided further that such 30 consecutive calendar day period shall not commence prior to 15 July 2012, shall exclude 18 August to 4

September 2012, 21 to 23 November 2012 and if it has not ended on or prior to 19 December 2012, shall not commence prior to 2 January 2013, and any period of time during which a customary “comfort” letter (including negative assurance comfort) would not be capable of being delivered with respect to Financing Information contained in the Marketing Material pursuant to paragraph .47 of AU Section 634;

“Material Contract” has the meaning given in Schedule 5 (Vendor Warranties);

“Material Interim Covenant Breach” means the occurrence of one or more Interim Covenant Breaches that collectively result in losses, costs and/or expenses to one or more Group Companies, or direct losses, costs and/or expenses (assuming Completion has occurred) to one or more members of the Purchaser Group, in excess of €125 million;

“Material Warranty Breach” means:

(a)	a breach of any of the Fundamental Warranties, save for any breach that is remedied in full prior to Completion;

(b)	a breach of any of the warranties given pursuant to Clause 8.7 (other than in relation to paragraph 2 of Part 1 of Schedule 6 (Indirect Equity Holder and Managers’ Warranties), Part 2 of Schedule 6 (Indirect Equity Holder and Managers’ Warranties) or paragraphs 2 or 3 of Schedule 7 (Debt Holder Warranties)), save for any breach that is remedied in full prior to Completion; or

(c)

(i)	a breach or breaches of any of the Signing Warranties which was not Disclosed to the Purchaser at or prior to the date of this Agreement; or

(ii)	a breach or breaches of the Completion Warranties which would occur when given pursuant to Clause 8.2, by reference to the facts, matters or circumstances then existing, but without reference to the Vendor’s Interim Updated Disclosure Letter or the Vendor’s Updated Disclosure Letter;

(iii)	a breach or breaches of any of the warranties given pursuant to Clause 8.7 in relation to paragraph 2 of Part 1 of Schedule 6 (Indirect Equity Holder and Managers’ Warranties), Part 2 of Schedule 6 (Indirect Equity Holder and Managers’ Warranties) or paragraphs 2 or 3 of Schedule 7 (Debt Holder Warranties) which was not Disclosed to the Purchaser at or prior to the date of this Agreement, and, in each case, without reference to any “euro” threshold limitations or the limitations set out in Schedule 8 (Limitations on Liability) and where such breach or breaches described in paragraphs (c)(i) to (iii) above have resulted in or would result in, in the aggregate, a diminution in value of the Group as a whole in excess of €200 million provided that, for the purposes of paragraphs (c)(i) to (iii) above only, any reference to “material” in the Warranties shall mean, where the context requires:

(A) a claim, loss, damage, notice, charge, action, dispute, investigation or proceeding that results in a liability or loss to the Group in excess of €1.5 million;

(B) a breach of any lease, license, permit, consent, authorisation or permission that results in a liability to the Group in excess of €1.5 million;

(C) in relation to an asset of the Group, a loss or impairment that results in a diminution in the value of such asset in excess of €1.5 million; or

(D) where the failure to comply with a specific requirement or obligation results in a liability or loss to the Group in remedying such non-compliance in excess of €1.5 million,

other than in the case of any reference to “material” in the Warranties used in the context of:

(I) a “material” adverse change;

(II) a “material” adverse effect;

(III) “materially” adversely impacting any Group Company;

(IV) “materially” adversely affecting the ability of the Group;

(V) “material” to the Group taken as a whole;

(VI) a Material Group Company;

(VII) a Material Contract; or

(VIII) a specific paragraph of Schedule 5 (Vendor Warranties) where a value has already been attributed to “material”,

and other than the following paragraphs of Schedule 5(Vendor Warranties): paragraphs 1.1 (other than the definition of “IT Systems”), 6.2(a), 6.2(b), 6.3(a), 6.3(b), 6.4(a), 6.4(b), 6.5, 7.1(a), 11.3, 11.4, 12.9, 14.1, 17(a), 17(b), 19.1(a), 19.6, 19.15, 22.3, 22.9, 23.12 and 23.17;

and for the avoidance of doubt, “material” as defined in this definition shall not impute any meaning on the term “material” for the purposes of any other provisions of this Agreement;

“Minimum Financing Information” means such financial information with respect to the Group that is required to be provided to the Financing Sources and is sufficient to satisfy the conditions precedent to the funding of the Debt Financing contained in paragraphs (v) and (vi) (excluding clauses (B) and (C) thereof) of Annex III of the Debt Commitment Letter provided to the Vendor as of the date hereof);

“Minimum Financing Information Breach” means the failure by the Vendor to deliver to the Purchaser, prior to 13 February 2013, the Minimum Financing Information and, as a direct result of such failure, the Purchaser is unable to obtain the Debt Financing, provided that so long as the Minimum Financing Information has been provided on any date prior to 13 February 2013, there shall not be any Minimum Financing Information Breach;

“Net Working Capital Amount” means the Net Working Capital Amount as shown in the Completion Statement;

“Net Working Capital Amount Shortfall” means the amount, if any, by which the Target Net Working Capital Amount exceeds the aggregate of the Net Working Capital Amount plus the Completion Cash Excess (if any) and, for the avoidance of doubt, if the Target Net Working Capital Amount does not exceed the aggregate of the Net Working Capital Amount plus the Completion Cash Excess, then the Net Working Capital Amount shortfall shall be €0;

“Net Working Capital Statement” has the meaning given in paragraph 2.4 of Schedule 10 (Completion Statement);

“NJDEP” means the New Jersey Department of Environmental Protection;

“Nominated Purchaser” has the meaning given in Clause 2.3;

“Nomination” has the meaning given in Clause 2.3;

“Notice” has the meaning given in Clause 5.16(a);

“Notice Event” has the meaning given in Clause 5.9;

“Notice of Disagreement” has the meaning given in paragraph 2.2 of Schedule 10 (Completion Statement);

“Novation Effective Time” shall have the same meaning as the term “Effective Time” in the Novation Deed;

“Objection Period” has the meaning given in paragraph 2.2 of Schedule 10 (Completion Statement);

“Overdue Interest” means all outstanding amounts, other than the principal, under limbs (a), (b) and (c) of the definition of AGH Intra Group Debt and ADE Intra Group Debt that were due and payable on a date prior to the Completion Date (excluding, for the avoidance of doubt the Completion Payable Amount);

“Paid Company Transaction Costs Amount” means the amount of any Transaction Costs which have, since 1 January 2012 and on or prior to the Calculation Date, been paid by a Group Company and not reimbursed by any member of the Vendor Group or an Indirect Interest Holder Group on or prior to the Completion Date;

“Paid Permitted Bonuses” means the bonuses paid or to be paid to Mark Keatley and Roy Papatheodorou, details of which are set out in Data Room references U.3.5.26 and U.3.5.27 subject to a maximum aggregate amount of CHF 222,399, plus employer contribution amounts;

“Paid West-related Transaction Costs” means the amount of any West-related Transaction Costs which have, prior to the Completion Date, been paid by a Group Company and not reimbursed by the Purchaser on or before Completion;

“Partial Enforcement” means a Full Enforcement where the fair market value of the business, assets and undertakings the subject of such enforcement, free of indebtedness under the DB Facilities, is less than €100,000,000;

“PATRIOT Act” means the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (Title III of Pub. L. 107 56 (signed into law October 26, 2001));

“Pensions Regulator” means the body corporate known as the Pensions Regulator and established by part 1 of the U.K. Pensions Act 2004;

“Permitted Leakage” means:

(a)	any payments required to be made by a Group Company pursuant to the Pre-Completion Restructuring;

(b)	any payment made or liability, cost or expense incurred by the Group in connection with:

(i)	the day to day administration of the Vendor’s existing holding structure comprising the Vendor Group and Argon, up to an amount equal to €267,619 for 2012 and any amount for any part of the Interim Period in 2013 arising on a consistent basis and in substantially consistent amounts with the financial year ending 31 December 2012;

(ii)	obtaining:

(A)	customary (estimated to be 6 years) directors and officers run-off insurance in respect of the directors that are resigning from the Group Companies at Completion; and

(B)	customary directors and officers insurance in respect of the directors of the Vendor Group and Argon;

(iii)	the dissolution of the Group’s previous holding structure, in accordance with clause 36.8 of the Restructuring Deed estimated to be approximately €250,000;

(iv)	advisory fees payable pursuant to clause 34 of the Restructuring Deed for the period between 24 November 2011 and the Completion Date (inclusive), up to an amount equal to a daily rate of €13,699;

(v)	the indemnities given by the Group to Mark Keatley, Stefan Jokull Sveinsson and any possible indemnity given by the Group (at its discretion) to Gudbjorg Edda Eggertsdottir in respect of tax payable on put and call options in Iceland in 2006, up to an amount equal to €1,500,000;

(vi)	the guarantee given by the Group to Landsbanki in respect of a loan between Landsbanki and Gunnar Beinteinsson, up to an amount equal to €350,000;

(vii)	all fees payable to Appleby Trust (Jersey) Limited, pursuant to its interests in Argon and related services thereto, up to an amount equal to €30,000;

(viii)	all Transaction Costs incurred, paid or payable by Argon;

(ix)	the Paid Permitted Bonuses;

(x)	the payment of CHF 107,044 (excluding employer Taxation) made to Gunnar Agust Beinteinsson in March 2012 pursuant to the rules and regulations of the cash management incentive plan (Data Room reference U.3.3.1.2), as amended by email between Peter Prock and Gunnar Agust Beinteinsson (Data Room reference U.3.3.1.4);

(xi)	Nitrogen’s out of pocket costs and expenses incurred under clause 36.6 of the Restructuring Deed;

(xii)	DB’s out of pocket expenses incurred under clause 36.2.2 of the Restructuring Deed in connection with any variation or enforcement of any Transaction Documents (as such term is defined in the Restructuring Deed) or any consent or approval sought in respect of any Transaction Document (as such term is defined in the Restructuring Deed); and

(xiii)	any matter undertaken at the written request of, or with the prior written consent of, the Purchaser and any matter undertaken pursuant to Clause 5.8 or paragraph 1.1(g) or (h) of Schedule 3 (Interim Period Obligations);

(xiv)	any payments made to or on behalf of the Vendor Group in respect of Tax due from the Vendor Group;

(c)	any payments made:

(i)	to DB or any of its Affiliates (directly or through the Vendor Group) in the ordinary course of business under the DB Facilities (other than the DB Revolving Facilities) or the interest rate swap agreement entered into in July 2010, but excluding (for the avoidance of doubt) exceptional waiver, transaction or monitoring fees and the repayment of any amount of principal;

(ii)	to DB or any of its Affiliates (directly or through the Vendor Group) in respect of any payments under the DB Revolving Facilities, including the repayment of any amount of principal or issuance or repayment of letters of credit pursuant to the DB Revolving Facilities;

(iii)	to DB or any of its Affiliates (directly or through the Vendor Group) pursuant to:

(A) any foreign exchange contracts entered into with any of them;

(B) a counter-indemnity granted by AGH in respect of the DB guarantee given in favour of DNB in respect of the DNB overdraft facility in connection with the cash pool (as contained in the Data Room at Q.4.15 and Q.4.16); or

(C) the interest rate swap agreements entered into pursuant to an ISDA Master Agreement and Schedule dated 17 March 2010 and related confirmation (as contained in the Data Room at Q.2.13.1, Q.2.13.6, Q.2.13.7, Q.2.13.8, Q.2.13.12, Q.2.13.13 and Q.2.13.14);

(iv)	to Glitnir or any of its Affiliates (directly or through the Vendor Group) in respect of any amounts under the Glitnir Facility currently provided for (whether as an estimate or an actual amount) in the 2012 Budget or the Approved 2013 Budget, should Completion occur after 31 December 2012);

(v)	to Landsbanki or any of its Affiliates (directly or through the Vendor Group) in respect of any amounts under the Landsbanki Facility currently provided for (whether as an estimate or an actual amount) in the 2012 Budget or the Approved 2013 Budget; and

(vi)	in respect of any of the Intra Group Debts to the Vendor Group solely for the purpose of enabling the payments set out in paragraphs (c)(i) to (v) of this definition above;

(d)	the payment of:

(i)	$592,601 made to Doug Boothe in February 2012, pursuant to the US Long Term Incentive Plan (as contained in the Data Room at U.3.2.4); and

(ii)	to the extent Completion occurs after 31 December 2012, an amount equal to Doug Boothe’s entitlement under that plan,

in each case pursuant to the US Long Term Incentive Plan (as contained in the Data Room at U.3.2.4);

(e)	the payment to any Executive Officer under the Special Cash Management Incentive Plan (which is contained in the Data Room at U.3.3) and to Doug Boothe under the US Long Term Incentive Plan (which is contained in the Data Room at U.3.2.4) where there is a requirement by Law to make such payment due to the termination of such Executive Officer’s employment (and where such termination of employment has been consented to by the Purchaser pursuant to Schedule 3 (Interim Period Obligations));

(f)	the salaries and other remuneration (including the reimbursement of any out of pocket expenses) and bonuses, emoluments and other entitlements (including housing allowance, pension, insurance, home office allowance, schooling fees, payments to assist an Executive Officer with repayments of loans with third parties) payable or paid to or for the benefit of any of the Executive Officers in accordance with their current employment agreements with any Group Company and the Group’s HR policies relating to benefits applicable to such Executive Officers, including on the provision and use of company cars (but only to the extent such payments are in the ordinary course and consistent with past practices);

(g)	in relation to DB and its Affiliates only, any payments made or agreed to be made in the ordinary course of the Group’s business and on arm’s length terms other than those of which DB had actual knowledge at the time of payment that were made pursuant to agreements entered into or changes to existing agreements made, in each case, after the date of this Agreement without the consent of the Purchaser (if required pursuant to the other terms of this Agreement). For the purposes of this paragraph (g), the knowledge of DB shall mean the actual knowledge (without having made any enquiry) of Fabrizio Campelli, Philipp von Girsewald, Anthony Whittemore and David McDiarmid;

(h)	the waiver or release of the Intra-Group Balances pursuant to Clause 5.25(b); and

(i)	the payment to the Vendor of the Completion Payable Amount and any Overdue Interest;

“PIK Facility Agreement” has the meaning given in the definition of DB Facilities;

“Pre-Completion Restructuring” means the restructuring of the Group to take place during the Interim Period, in accordance with the Pre-Completion Restructuring Paper;

“Pre-Completion Restructuring Paper” means the paper outlining the restructuring of the Group prior to Completion in the Agreed Form, or as subsequently amended as agreed in writing by the Primary Indirect Interest Holders and the Purchaser;

“Primary Indirect Interest Holders” means DB, Nitrogen and Landsbanki, acting together on a unanimous basis;

“Pro Forma Completion Statement” means the statement in the Agreed Form contained on a CD-Rom presenting an illustrative Net Working Capital Statement and Completion Statement had Completion occurred on 31 December 2011;

“Proceedings” has the meaning given in paragraph 1.1(e)(xix) of Schedule 3;

“Product Gross Margin Effect” means, with respect to a particular marketed or pipeline product that is divested as a condition of obtaining merger clearances or other approvals to enable the Transaction to be completed, the lower of the Budgeted Gross Margin of the Group Product that gives rise to the specific competition law issue that the relevant Authority seeks to remedy by divestment and the Budgeted Gross Margin of the corresponding Purchaser Product that gives rise to the specific competition law issue that the relevant Authority seeks to remedy by divestment, regardless as to whether the Group Product or the Purchaser Product is actually divested;

“Properties” means those properties listed in Schedule 11 (Properties);

“Purchaser Completion Warranties” has the meaning given in Clause 13.4;

“Purchaser Group” means the Purchaser Guarantor and each of its Affiliates, including the Group Companies from Completion;

“Purchaser Group Warranties” means the Purchaser Signing Warranties, the Purchaser Completion Warranties, the Purchaser Guarantor Signing Warranties and the Purchaser Guarantor Completion Warranties;

“Purchaser Guaranteed Obligations” means all of the Purchaser’s obligations under this Agreement;

“Purchaser Guarantor Balance Sheet Date” means 31 December 2012;

“Purchaser Guarantor Charter Documents” means the articles of incorporation and by-laws of the Purchaser Guarantor from time to time;

“Purchaser Guarantor Completion Warranties” has the meaning given in Clause 13.2;

“Purchaser Guarantor Signing Warranties” has the meaning given in Clause 13.1;

“Purchaser Material Adverse Effect” means a matter, event, development, change or occurrence (a “Purchaser Event”) either alone or in combination that occurs or materialises in the Interim Period and results, or can be reasonably expect to result, in a material adverse effect on business, results of operations or the financial condition of the Purchaser Group (taken as a whole) provided that no Purchaser Event to the extent it arises out of, in connection with or resulting from an External Event shall be deemed to constitute or contribute to a Purchaser Material Adverse Effect;

“Purchaser Product” means a particular marketed or pipeline product, which is owned, marketed, or sold by any member of the Purchaser Group or from which any member of the Purchaser Group derives revenues from the sale of such product;

“Purchaser Signing Warranties” has the meaning given in Clause 13.3;

“Purchaser Stock” means fully paid and non-assessable shares of common stock of $0.0033 par value in the Purchaser Guarantor;

“Purchaser’s Solicitors” means Latham & Watkins (London) LLP of 99 Bishopsgate, London EC2M 3XF;

“Purchaser’s Bank Account” means such account as the Purchaser may notify to the Vendor in writing at least 10 Business Days prior to the Completion Date;

“Purchaser’s Disclosure Letter” means the disclosure letter dated the date hereof, written and delivered by or on behalf of the Purchaser to the Vendor immediately before the signing of this Agreement;

“Purchaser’s Due Diligence Reports” means all of the final third party due diligence reports (or, to the extent not available at the date of this Agreement, the most recent draft) prepared for the Purchaser or a member of the Purchaser’s Group by an adviser to the Purchaser or the Purchaser’s Group, including:

(a)	the legal due diligence report prepared by the Purchaser’s Solicitors for the Purchaser with respect to the Transaction dated 23 April 2012;

(b)	the financial due diligence report prepared by PricewaterhouseCoopers LLP for the Purchaser with respect to the Transaction dated 4 April 2012; and

(c)	the commercial due diligence report prepared by McKinsey & Company for the Purchaser with respect to the Transaction dated 23 March 2012;

“QC” means a Queen’s Counsel of at least 15 years call;

“RCF Intra Group Debt” means all rights of the Vendor in, to and under the RCF Intra Group Loan Agreement;

“RCF Intra Group Loan Agreement” means the intra group multicurrency revolving facility agreement dated 11 April 2012 between the Vendor and AGH relating to the DB Revolving Facilities;

“Registered Intellectual Property” has the meaning given in paragraph 19.1(a) of Schedule 5 (Vendor Warranties);

“Regulation” has the meaning given in Clause 4.1(a);

“Relevant Entitlement” means the proportion of any Common Leakage Claim which the amount of reduction to the Final Cash Consideration caused by a Common Leakage Claim bears to the total amount of the Common Leakage Claim;

“Relief” means: (a) a relief, loss, allowance, credit, deduction, exemption or set off in respect of any Tax or relevant to the computation of any Income, Profits or Gains; or (b) a right to repayment of Tax, and a reference to the use or set off of a Relief is construed accordingly;

“Reporting Accountants” means Deloitte LLP or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, an independent firm of internationally recognised chartered accountants to be agreed upon by the Primary Indirect Interest Holders and the Purchaser within five Business Days of a notice by one to the other requiring such agreement or, failing such agreement, to be nominated on the application of either of them by or on behalf of the President for the time being of the Institute of Chartered Accountants in England and Wales;

“Representatives” means, in relation to a party, its Affiliates and its and their respective directors, officers, employees, agents, advisers, accountants, consultants, legal counsel, partners and managers and provided that no party to this Agreement or its Affiliates shall be treated as a Representative of any other party to this Agreement;

“Restructuring Deed” means the restructuring deed entered into on 20 July 2010 between, inter alia, DB, the Indirect Equity Holders and certain members of the Group as amended and restated from time to time;

“Restructuring Deed Release Deed” means the deed of release for the Group with respect to the Restructuring Deed in the Agreed Form and dated on or about the date of this Agreement;

“Revenue” means the aggregate sales of the Group, calculated in accordance with the practices and policies adopted in the preparation of the Management Accounts, consistently applied and calculated in accordance with Schedule 12 (Contingent Consideration);

“Revolving Debt Amount” means the principal amount outstanding under the RCF Intra Group Debt on the date falling five days before Completion and as notified in writing to the Purchaser by the Vendor and DB;

“Right to Terminate Date” has the meaning given in Clause 4.4(c);

“SEC” means the U.S. Securities and Exchange Commission;

“SEC Reports” has the meaning given in paragraph 3.1 of Schedule 13 (Purchaser Guarantor Warranties);

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Securities Act Legend” has the meaning given in paragraph 7.10 of Schedule 12 (Contingent Consideration);

“Senior Facilities Agreement” means the senior facilities agreement between, amongst others, East Hold S.à r.l.(as borrower) and DB (as agent, security agent and assigned lender) dated 14 September 2007 as amended, restated and novated from time to time;

“Shares” means the APH4 Shares, the AI Shares and the AS Shares;

“Signing Warranties” has the meaning given in Clause 8.1;

“Sole Leakage Claim” means all claims in respect of Leakage, where the aggregate of all Leakage claims notified before the Leakage Termination Date is equal to or less than the reduction of the Final Cash Consideration caused by such claims;

“SPA Assignment Deed” means the agreement, in the Agreed Form, to be entered into by the Vendor Group and the Indirect Interest Holders, pursuant to which, subject to and conditional upon Completion having occurred, certain assignments of rights of the Vendor under this Agreement shall occur;

“Specified Auditor Assistance” means:

(a)	providing customary “comfort letters” consistent with the AICPA auditing standards AU 634 “Letters for Underwriters and Certain Other Requesting Parties” (including customary “negative assurances”) and assistance with the due diligence activities of the Financing Sources consistent with such auditors’ internal policies;

(b)	providing access to work papers or historical audits of the Group and other supporting documents as may be reasonably requested by the Purchaser or the Financing Sources, subject to the agreement of customary hold harmless letters;

(c)	providing reasonable customary assistance to the Purchaser and its Representatives to enable the Purchaser to make any changes, adjustments or reconciliations necessary to the Group Accounts in order to comply with US GAAP;

(d)	providing customary consents, if required, to the inclusion of audit reports for the Group in any relevant Marketing Material, registration statements and related government filings;

(e)	providing customary consents to references to the auditor as an expert in any Marketing Material, registration statements and related government filings; and

(f)	providing reasonable customary assistance to the Purchaser and its Representatives in connection with any official comment, request or inquiry made by any legal or regulatory body (including without limitation the SEC) regarding the Group Accounts.

“Specified Claim” means any of:

(a)	a Transfer Pricing Claim or any part thereof made where the aggregate Due Amount and any amounts previously paid by the Vendor in respect of any Claims or Tax Claims equals or exceeds €35 million to the extent that the Purchaser would have been entitled to recover amounts in respect of such Transfer Pricing Claim under the Warranty and Indemnity Insurance Policy but for the provisions of clause 6.1(vii) of the Warranty and Indemnity Insurance Policy (including for the avoidance of doubt, any Due Amount in respect of a Transfer Pricing Claim);

(b)	a Claim or any part thereof arising from any violation of any Bribery Legislation made where the aggregate Due Amount and any amounts previously paid by the Vendor (or its assignees) in settlement of any Claims or Tax Claims equals or exceeds €35 million to the extent that the Purchaser would have been entitled to recover amounts in respect of such Claims under the Warranty and Indemnity Insurance Policy but for the provisions of clause 6.1(viii) of the Warranty and Indemnity Insurance Policy; and

(c)	a Bribery Indemnity Claim;

“Stock Consideration” means any Purchaser Stock to be issued pursuant to Schedule 12 (Contingent Consideration);

“Subordinated Facility Agreement” has the meaning given in the definition of DB Facilities;

“Subsequent Sale Contract” means any contract entered into after Full Enforcement for the sale of:

(a)	the shares of any Group Company or of a member of the Group;

(b)	any of the DB Rights;

(c)	any of the Intra Group Debt; or

(d)	all or substantially all of the business or assets of any Group Company;

“Subsequent Sale Net Proceeds” means any cash consideration and the reasonable estimate of the value of any non-cash or contingent consideration payable, whether directly or indirectly, to DB or any of its Affiliates pursuant to any Subsequent Sale Contract, less the aggregate of:

(a)	any third-party advisory costs, fees or expenses, including any legal, accounting, financial or other advisers’ fees (and including all Taxes thereon to the extent irrecoverable), incurred, paid or payable by DB or any of its Affiliates with respect to:

(i)	taking any steps in connection with Full Enforcement; and

(ii)	the preparation, negotiation and implementation of any Subsequent Sale Contract; and

(b)	the amount of any Further Financing to the extent that this is either repaid as part of the Subsequent Sale Contract or the right to repayment of which is sold pursuant to the Subsequent Sale Contract, provided that, for these purposes, the proceeds receivable by DB in connection with any Subsequent Sale Contract shall be determined net of any proceeds or deemed proceeds allocated to the other Indirect Interest Holders in accordance with the Restructuring Deed (as in force at the date of this Agreement) in connection with the Full Enforcement or the Subsequent Sale Contract;

“Surviving Provisions” means Clauses 1 (Definitions and Interpretation), 14 (Confidentiality and Announcements), 16 (Entire Agreement and Remedies), 17 (Post-Completion Effect of Agreement) to 26 (No Partnership or Agency), 29 (Governing Law and Jurisdiction) and 30 (Process Agent);

“Target Companies” means APH4, AI and AS;

“Target Completion Cash Amount” means, where Completion occurs:

(a)	on or before 8 January 2013, €40 million; or

(b)	after 8 January 2013, €20 million,

in each case less the sum of any Paid West-related Transaction Costs prior to Completion;

“Target Net Working Capital Amount” means, where Completion occurs:

(a)	on or before 8 January 2013, €353 million;

(b)	after 8 January 2013 but before 31 January 2013, €408 million; or

(c)	after 31 January 2013, €414 million;

“Target Revolving Debt Amount” means €100 million;

“Tax” means:

(a)	all forms of tax, levy, impost, contribution, duty, liability and charge in the nature of taxation and all related withholdings or deductions of any nature (including taxes on gross or net income, profits or gains and taxes on receipts, sales, use, occupation, franchise, employment (including social security and national insurance contributions), value added and personal property); and

(b)	all related fines, penalties, charges and interest,

imposed or collected by a Tax Authority whether directly or primarily chargeable against, recoverable from or attributable to any of the Group Companies or another person but excluding deferred tax (and “Taxes” and “Taxation” shall be construed accordingly);

“Tax Authority” means a taxing or other governmental (local or central), state or municipal authority competent to impose a liability for or to collect Tax;

“Tax Claim” means a claim by the Purchaser pursuant to Schedule 9 (Tax Covenant) or for breach of any of the Tax Warranties;

“Tax Covenant” means the covenant relating to Taxation set out in Schedule 9 (Tax Covenant);

“Tax Return” shall mean any return, declaration, report, notice, claim for refund, information or statement relating to Taxes, including any schedule, supplement or attachment thereto, and including any amendment thereof;

“Tax Warranties” means the warranties set out at paragraph 26 of Schedule 5 (Vendor Warranties);

“Tax Warranty Claim” means a claim by the Purchaser for breach of any of the Tax Warranties;

“Third Party Guarantees” means any guarantees, indemnities and letters of comfort of any nature given:

(a)	to a third party by any of the Group Companies in respect of any obligation of any member of the Vendor Group or any member of an Indirect Interest Holder Group; or

(b)	to a third party by a member of the Vendor Group or any member of an Indirect Interest Holder Group in respect of any obligation of any member of the Group,

but shall exclude the Excluded Third Party Guarantees;

“Total Company Transaction Costs Amount” means the aggregate of the Paid Company Transaction Costs Amount and the Accrued Company Transaction Costs Amount and as shown on the Completion Statement;

“Transaction” means the transactions contemplated by this Agreement and/or the other Transaction Documents or any part thereof;

“Transaction Costs” means:

(a)	any third-party advisory costs, fees or expenses, including any legal, accounting, financial or other advisers’ fees and including in each case all Taxes thereon to the extent not reasonably anticipated to be recoverable, incurred, paid or payable by any Group Company or Argon or the Managers in connection with the Transaction, including the preparation, negotiation and implementation of this Agreement and all other Transaction Documents; and

(b)	the total amount of:

(i)	all Transaction related bonuses or payments, incurred, paid or payable by any Group Company to employees, officers, directors, consultants or contractors of any Group Company or to any other person but excluding, for the avoidance of doubt, the Paid Permitted Bonuses; plus

(ii)	any Taxes (to the extent not reasonably anticipated to be recoverable) incurred, paid or payable by any Group Company as a result of any Transaction related bonuses or other payments being incurred, paid or payable by any other person to any employee, officer, director, consultant or contractor of any Group Company;

(iii)	all costs, fees and other payments due to DB or its Affiliates from the Group in relation to the termination of the interest rate swap agreements entered into pursuant to an ISDA Master Agreement and Schedule dated 17 March 2010 and related confirmation (as contained in the Data Room at Q.2.13.1, Q.2.13.6, Q2.13.7, Q.2.13.8, Q.2.13.12, Q2.13.13 and Q.2.13.14) in connection with Completion; and

(iv)	subject to a Close-out Notice having been issued pursuant to Clause 5.24(a), all costs, fees and other payments due to DB or its Affiliates from the Group at or following Completion in relation to the termination of any foreign exchange contracts entered into between DB or its Affiliates and the Group, irrespective of whether any of the foregoing constitute Permitted Leakage, but excluding any West-related Transaction Costs;

“Transaction Documents” means this Agreement, the Vendor’s Disclosure Letter, the Purchaser’s Disclosure Letter, the Vendor’s Interim Updated Disclosure Letter, the Vendor’s Updated Disclosure Letter, the Intra Group Debt Transfer Agreement, the Assumption Agreement, the Adjustment Escrow Agreement, the Warranty Escrow Agreement, the Interim Covenant Escrow Agreement, the Contingent Consideration Escrow Agreement, the Restructuring Deed Release Deed, the Deed of Novation, the DB Disclosure Letter and the DB Updated Disclosure Letter;

“Transfer Pricing Claim” means a Tax Claim arising with respect to any transfer pricing matter or adjustment or in respect of any transfer pricing Law (including any adjustment under Section 482 of the I.R.C., or any equivalent or similar provision in any jurisdiction or, with respect to a transaction between related parties, any adjustment under Section 367(d) of the I.R.C.);

“Transfer Taxes” means all direct or indirect transfer, stamp, documentary, sales, use, registration and other similar Taxes (including all applicable real estate transfer taxes but excluding, for the avoidance of doubt, any taxes imposed on profits, income or gains) and including any interest and penalties in relation thereto;

“Trapped Cash” means Cash Balances in jurisdictions where the legislation and regulations place significant restrictions on the remittance of Cash Balances from a Group Company to other Group Companies but shall exclude up to €7 million of cash held by the Group Companies in China that would otherwise constitute Trapped Cash;

“US Group Company” means any Group Company that is treated as a United States person as defined in Section 7701(a)(30) of the I.R.C.;

“UK DB Plan” means the Actavis Defined Benefit Pension Plan as constituted by a definitive deed dated 12 December 2001, as amended;

“Unpaid Permitted Bonuses” means: (i) the bonuses to be paid to two employees of the Group, details of which are set out in Data Room reference U.3.3.34.1 and U.3.3.34.2 and subject to a maximum amount of €500,000; (ii) the bonuses to be paid to certain employees of the Group, details of which are set out in Data Room reference U.3.5.2 to U.3.5.24 and subject to a maximum aggregate amount of €200,000; (iii) the cash management incentive plan of the Group, the rules of which are set out at Data Room Reference U.3.3.1.2; and (iv) the special management incentive plan of the Group, the rules of which are set out at Data Room Reference U.3.3.1.1;

“US GAAP” means generally accepted accounting principles in the United States;

“VAT” means any tax imposed in accordance with the council directive of 28 November 2006 on the common system of the value added tax (EC Directive 2006/112) or any other tax of a similar nature, whether imposed in a member state of the European Union or elsewhere, in substitution for or levied in addition to such tax;

“Vendor Group” means EquityCo and each of its subsidiaries (including the Vendor) but excluding, for the avoidance of doubt, the Group Companies and any member of an Indirect Interest Holder Group;

“Vendor’s Bank Account” means account no: GB47DEUT40508129065900, with Deutsche Bank AG, London and reference: TSS Syndicated Loans Agency - Craig Hoepfl Actavis, or such other account as the Vendor may notify to the Purchaser in writing at least 10 Business Days prior to the Completion Date;

“Vendor’s Disclosure Letter” means the disclosure letter dated the date hereof, written and delivered by or on behalf of the Vendor to the Purchaser immediately before the signing of this Agreement, including the Disclosure Documents;

“Vendor’s Interim Updated Disclosure Letter” means the disclosure letter dated 15 days prior to the Completion Date, written and delivered by or on behalf of the Vendor to the Purchaser, disclosing only specific facts, matters or circumstances, that have occurred or arisen between the date of the Agreement and the date of such disclosure letter;

“Vendor’s Updated Disclosure Letter” means the disclosure letter dated the Completion Date, written and delivered by or on behalf of the Vendor to the Purchaser immediately before Completion, disclosing only specific facts, matters or circumstances that have occurred or arisen during the Interim Period;

“Warranties” means the Signing Warranties and the Completion Warranties;

“Warrantors” has the meaning given in Clause 8.1;

“Warranty and Indemnity Insurance Policy” means the warranty and indemnity insurance policy between Chartis Europe Limited and the Purchaser in the Agreed Form;

“Warranty Escrow Account” means the account to be established by the Warranty Escrow Agent in the name of DB;

“Warranty Escrow Account Release Date” means 31 March 2014;

“Warranty Escrow Agent” means JP Morgan Chase Bank, N.A., London Branch;

“Warranty Escrow Agreement” means the escrow agreement to be entered into between the Warranty Escrow Agent, the Purchaser and the Primary Indirect Interest Holders at Completion relating to the Warranty Escrow Account in the Agreed Form;

“Warranty Escrow Amount” means €35 million;

“West Luxembourg Tax Ruling” means a binding tax agreement obtained by the Purchaser from the Luxembourg direct tax authority confirming that payments made to the Purchaser in accordance with Clauses 3 (Consideration), 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account), 11 (Indemnity), paragraph 4 of Schedule 9 (Tax Covenant) or Schedule 12 (Contingent Consideration) and any other payment from the Escrow Accounts of this Agreement by the Vendor or any Indirect Interest Holder or any direct or indirect successor, assignee or novatee of the Vendor will not be subject to Tax in Luxembourg. For the avoidance of doubt, Clause 2.4 shall apply to this definition such that references in this definition to the Purchaser include references to any Nominated Purchaser;

“West-related Transaction Costs” mean:

(a)	any third-party advisory costs, fees or expenses, including any such legal, accounting, financial or other advisers’ fees and including in each case all Taxes thereon to the extent not reasonably anticipated to be recoverable, and any out of pocket expenses, incurred, paid or payable by a Group Company primarily in connection with the Debt Financing, the Pre-Completion Restructuring, any matter undertaken pursuant to Clause 4.13 or paragraphs 1.1(g) or (h) of Schedule 3 (Interim Period Obligations) and, with the prior written consent of the Purchaser, the integration of the Group with the Purchaser Group;

(b)	any ISRA Group Costs; and

(c)	any Taxation incurred, paid or payable by a Group Company which would not have arisen but for the Debt Financing, any ISRA Group Costs and the Pre-Completion Restructuring and any matter undertaken pursuant to Clause 4.13 or paragraphs 1.1(g) or (h) of Schedule 3 (Interim Period Obligations) and, with the prior written consent of the Purchaser, the integration of the Group with the Purchaser Group; and

“Working Hours” means 9:30 a.m. to 5:30 p.m. on a Business Day, in each case in the relevant jurisdiction.

1.2	In this Agreement, unless the context otherwise requires:

(a)	“holding company” and “subsidiary” mean “holding company” and “subsidiary” respectively as defined in section 1159 of the Companies Act 2006, “undertaking” means “undertaking” as defined in section 1161 of the Companies Act 2006, “subsidiary undertaking” means “subsidiary undertaking” as defined in section 1162 of the Companies Act 2006 and “parent undertaking” means “parent undertaking” as defined in section 1162 of the Companies Act 2006;

(b)	every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after Completion, provided that, as between the parties, no such amendment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party;

(c)	Warranties qualified by the expression “so far as the Vendor is aware” (or any similar expression) shall mean the actual awareness of the Executive Officers and Ravinder Chahil (director, intellectual property);

(d)	references to Clauses and Schedules are references to clauses of and schedules to this Agreement, references to paragraphs are references to paragraphs of the Schedule in which the reference appears and references to this Agreement include the Schedules;

(e)	references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(f)	references to a “party” means a party to this Agreement and includes its successors in title, personal representatives and permitted assigns and, in particular, references to Vendor include any direct or indirect successor, assign or novatee of the Vendor pursuant to the Deed of Novation, SPA Assignment Deed or otherwise (in each case to the extent of the relevant assignment and/or novation);

(g)	references to a “person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organisation, in each case whether or not having separate legal personality;

(h)	references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(i)	references to “dollars,” “U.S. Dollars” or “$” are references to the lawful currency from time to time of the United States;

(j)	references to “euros,” “EUR” or “€” are references to the lawful currency of those countries of the European Union who are part of the European Monetary Union;

(k)	references to “swiss francs” or “CHF” are references to the lawful currency from time to time of Switzerland;

(l)	references to “krone” or “ISK” are references to the lawful currency from time to time of Iceland;

(m)	for the purposes of applying a reference to a monetary sum expressed in euros, an amount in a different currency shall be deemed to be an amount in euros translated at the Exchange Rate at the relevant date;

(n)	references to times of the day are to London time unless otherwise stated;

(o)	references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(p)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(q)	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things;

(r)	general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes”, “including” and “in particular” shall be construed without limitation;

1.3	In this Agreement:

(a)	save as otherwise expressly provided, the expression “procure” where used in the context of:

(i)	the Vendor shall mean that the Vendor shall, in relation to a Group Company, undertake to exercise its voting rights and use any and all powers vested in it from time to time as a shareholder (directly or indirectly) or holder of any other security or interest in a Target Company and in all other respects, use its reasonable endeavours;

(ii)	an Indirect Interest Holder (other than DB or any Manager), shall mean the relevant Indirect Interest Holder shall in relation to a member of the Vendor Group or Group Company, undertake to exercise its voting rights and use any and all powers vested in it from time to time as a shareholder (directly or indirectly) or holder of any other security or interest (including any contractual rights in the Restructuring Deed and any influence over any director appointed by such person to such member of the Vendor Group or the Group, to the extent consistent with his/her fiduciary duties) in any member of the Vendor Group or the Group;

(iii)	DB, shall mean that DB shall in relation to a member of the Vendor Group or a Group Company, undertake to exercise all of its rights under the Restructuring Deed and any influence over any director appointed by it to such member of the Vendor Group or a Group Company, to the extent consistent with his/her fiduciary duties and terms of appointment; and

(iv)	a Manager, shall mean that the Manager shall, in relation to a member of the Vendor Group or a Group Company, undertake to exercise his/her voting rights in Argon and use any and all powers vested in him/her from time to time as a shareholder in Argon (directly or indirectly) or holder of any other security or interest in Argon (including any contractual rights in the Restructuring Deed and, in the case of Claudio Albrecht only, to the extent that he is a director of a member of the Vendor Group or any Group Company, any rights he has as a director, to the extent consistent with his fiduciary duties), but excluding any rights or powers he/she has in his/her capacity as an employee or officer of any Group Company, in each case to ensure compliance with an obligation, or restrict or prevent non-compliance by another person with an obligation; and

(b)	notwithstanding any other term of this Agreement the liability of Argon, each Indirect Equity Holder, Debt Holder, Indirect Interest Holder and Primary Indirect Interest Holder in respect of any obligation of, or undertaking by Argon, the Indirect Equity Holders, the Debt Holders, the Indirect Interest Holders and the Primary Indirect Interest Holders, respectively, is several only and not joint or joint and several. Save as where expressly provided otherwise in Clause 3.12, the Deed of Novation or the SPA Assignment Deed, no Indirect Equity Holder, Debt Holder, Indirect Interest Holder, Argon or Primary Indirect Interest Holder shall have any liability under this Agreement for the acts or omissions of any other Indirect Equity Holder, Debt Holder, Indirect Interest Holder, Primary Indirect Interest Holder or Argon, respectively.

1.4	The headings, sub-headings and bracketed titles of Clauses in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.5	Each of the schedules to this Agreement shall form part of this Agreement.

1.6	References to this Agreement include this Agreement as amended or varied in accordance with its terms.

2.	SALE OF INTERESTS AND ASSUMPTION OF AI PAYABLE

2.1	On and subject to the terms set out in this Agreement:

(a)	the Vendor shall sell and the Purchaser shall purchase the Interests; and

(b)	the Vendor shall transfer, and the Purchaser shall assume, the AI Payable,

with effect from Completion, with full title guarantee, free from all Encumbrances, together with all rights attaching to the Interests and the AI Payable (as applicable) at Completion and in the future (including, with respect to the Shares, all dividends and distributions declared, or paid or made after the Completion Date, in respect of the Shares and including, with respect to the Intra Group Debt, all rights to receive any payments from any person under or pursuant to each Intra Group Debt).

2.2	Immediately prior to Completion, the Vendor, Argon and each Indirect Interest Holder shall severally and irrevocably waive any right of pre-emption or other restriction on transfer in respect of the Interests and the AI Payable, conferred on it under the charter of each Target Company or any member of the Vendor Group, an Indirect Interest Holder or Argon, the Restructuring Deed or otherwise.

2.3

Subject to Clauses 2.4 and 2.5 and with the prior written consent of the Primary Indirect Interest Holders (not to be unreasonably withheld or delayed) and provided that it shall not be unreasonable to withhold or delay consent where such Nomination could have an adverse impact on the Tax position of the Vendor, any member of the Vendor Group, Argon or any Indirect Interest Holder, including giving rise to any obligation to gross up any payments for Tax pursuant to this Agreement which would not otherwise have arisen, the Purchaser may make a written nomination to the Vendor (a “Nomination”) of one or more wholly owned subsidiaries of the Purchaser Guarantor to acquire any of the Interests or assume the AI Payable at Completion (each such subsidiary a “Nominated Purchaser”), provided that the liability of the Vendor and each Indirect Interest Holder under this Agreement shall not be greater than its liability to the Purchaser would have been had the Nomination not been made. The parties agree that any U.S. wholly owned direct or indirect subsidiary of the Purchaser Guarantor, which is Tax resident only in the U.S., is an acceptable Nominated Purchaser of the AI Shares and to assume the AI

Payable; and (ii) any Luxembourg wholly owned direct or indirect subsidiary of the Purchaser Guarantor, which is Tax resident only in Luxembourg, is an acceptable Nominated Purchaser of any other Interests, provided that such subsidiary has the benefits of, and complies fully with, the terms of the West Luxembourg Tax Ruling.

2.4	Subject to Clause 2.5, a Nomination made in accordance with the terms of this Agreement will take effect immediately prior to Completion. References to the Purchaser in this Agreement shall include any such Nominated Purchasers. The Purchaser shall remain liable for all of its obligations under this Agreement, notwithstanding the nomination of any Nominated Purchaser.

2.5	A Nomination must be:

(a)	received by the Primary Indirect Interest Holders before the tenth (10th) Business Day prior to the Completion Date; and

(b)	accompanied by an executed deed of adherence to this Agreement in a form reasonably acceptable to the Primary Indirect Interest Holders, governed by English law and subject to the exclusive jurisdiction of the English courts, under which the Nominated Purchaser assumes and undertakes and covenants to be bound by all of the obligations and liabilities of, and makes all of the agreements and statements made by, the Purchaser under this Agreement with respect to the Interests which it is nominated to acquire or the AI Payable which it is nominated to assume (as the case may be).

2.6	On the date of this Agreement:

(a)	the Vendor shall deliver to the Purchaser a resolution of the board of managers of the Vendor, approving its entry into the Transaction;

(b)	Landsbanki shall deliver to the Purchaser a resolution of the winding-up committee of Landsbanki, approving its entry into the Transaction;

(c)	ALMC shall deliver to the Purchaser a resolution of board of directors of ALMC, approving its entry into the Transaction;

(d)	the ALMC Guarantor shall deliver to the Purchaser an extract from its internal rules on signatures and a power of attorney authorising its entry into the Transaction Documents;

(e)	Nitrogen shall deliver to the Purchaser a resolution of the board of directors of Nitrogen, approving its entry into the Transaction;

(f)	Argon shall deliver to the Purchaser a resolution of the board of managers of Argon, approving its entry into the Transaction;

(g)	the Purchaser shall deliver to the Vendor a resolution of the board of managers of the Purchaser, approving its entry into the Transaction; and

(h)	the Purchaser Guarantor shall deliver to the Vendor a resolution of the board of managers of the Purchaser, approving its entry into the Transaction.

3.	CONSIDERATION

3.1	The purchase price for the sale of the Interests shall be:

(a)	the sum of €4,150,000,000, less the aggregate of:

(i)	the Estimated Net Working Capital Amount Shortfall;

(ii)	the Estimated Completion Cash Amount Shortfall;

(iii)	the Excess Revolving Debt Amount;

(iv)	the Estimated Total Company Transaction Costs Amount;

(v)	the Insurance Premium; and

(vi)	the Estimated Completion Transfer Taxes Amount,

(the resulting amount being referred to hereinafter as the “Initial Cash Consideration”), subject to adjustment as set out in Clause 3.4 to 3.6 (as so adjusted, the “Final Cash Consideration”);

(b)	an amount equal to the Revolving Debt Amount;

(c)	the assumption of the AI Payable; and

(d)	the Stock Consideration (or cash in lieu of the Stock Consideration pursuant to Clause 4.7).

3.2	The Initial Cash Consideration shall be satisfied as follows by the payment at Completion by the Purchaser of:

(a)	the Adjustment Escrow Amount into the Adjustment Escrow Account, on and subject to the terms of this Agreement and the Adjustment Escrow Agreement;

(b)	the Warranty Escrow Amount into the Warranty Escrow Account, on and subject to the terms of this Agreement and the Warranty Escrow Agreement;

(c)	the Interim Covenant Escrow Amount into the Interim Covenant Escrow Account, on and subject to the terms of this Agreement and the Interim Covenant Escrow Agreement; and

(d)	the balance of the Initial Cash Consideration to the Vendor’s Bank Account.

3.3	The Final Cash Consideration may be apportioned by the Vendor between the Indirect Interest Holders and the Purchaser shall not be concerned with, or have any liability whatsoever with respect to, such apportionment or any failure by the Vendor to make such an apportionment.

3.4	Each relevant party shall comply with its respective obligations as set out in Schedule 10 (Completion Statement). The Initial Cash Consideration shall be adjusted as follows:

(a)	if the Total Company Transaction Costs Amount exceeds the Estimated Total Company Transaction Costs Amount, the amount of the excess shall be deducted and if the Estimated Total Company Transaction Costs Amount exceeds the Total Company Transaction Costs Amount, the amount of the excess shall be added;

(b)	if the Completion Cash Amount Shortfall exceeds the Estimated Completion Cash Amount Shortfall, the amount of the excess shall be deducted and if the Estimated Completion Cash Amount Shortfall exceeds the Completion Cash Amount Shortfall, the amount of the excess shall be added;

(c)	if the Net Working Capital Amount Shortfall exceeds the Estimated Net Working Capital Amount Shortfall, the amount of the excess shall be deducted and if the Estimated Net Working Capital Amount Shortfall exceeds the Net Working Capital Amount Shortfall, the amount of the excess shall be added; and

(d)	if the Completion Transfer Taxes Amount exceeds the Estimated Completion Transfer Taxes Amount, the amount of the excess shall be deducted and if the Estimated Completion Transfer Taxes Amount exceeds the Completion Transfer Taxes Amount, the amount of the excess shall be added, provided that, unless the Primary Indirect Interest Holders have provided the written notice described in Clause 4.17(b), (Waiver of Conditions in Clause 4.1(l)), the aggregate purchase price reductions resulting from the sum of the Excess Revolving Debt Amount, the Completion Cash Amount Shortfall and the Net Working Capital Amount Shortfall shall not exceed €175 million (which, for the avoidance of doubt, shall include the amount released from the Adjustment Escrow Amount in relation to such adjustment).

3.5	Within five Business Days, starting on the day after the Completion Statement becomes binding in accordance with the provisions of Schedule 10 (Completion Statement):

(a)	if the Initial Cash Consideration exceeds the Final Cash Consideration (such excess being the “Balancing Payment”) and the Balancing Payment plus interest on the Balancing Payment at the Agreed Rate for the Adjustment Escrow Interest Period is less than or equal to the amount standing to the credit of the Adjustment Escrow Account (including all interest but less fees), the Primary Indirect Interest Holders and the Purchaser shall, as soon as reasonably practicable, jointly instruct the Adjustment Escrow Agent in writing to pay to the Purchaser an amount equal to the Balancing Payment plus interest on the Balancing Payment at the Agreed Rate for the Adjustment Escrow Interest Period from the Adjustment Escrow Account and to pay to the Vendor the remaining balance of the Adjustment Escrow Account;

(b)	if the Initial Cash Consideration exceeds the Final Cash Consideration (such excess being the “Balancing Payment”) and the Balancing Payment plus interest on the Balancing Payment at the Agreed Rate for the Adjustment Escrow Interest Period is greater than the amount standing to the credit of the Adjustment Escrow Account (including all interest but less fees), the Primary Indirect Interest Holders and the Purchaser shall, as soon as reasonably practicable, jointly instruct the Adjustment Escrow Agent in writing to pay to the Purchaser the amount standing to the credit of the Adjustment Escrow Account and the Vendor shall pay directly to the Purchaser the amount by which such payment falls short of the Balancing Payment plus interest on the Balancing Payment at the Agreed Rate for the Adjustment Escrow Interest Period; or

(c)

if the Final Cash Consideration exceeds the Initial Cash Consideration (such excess being the “Balancing Payment”), the Purchaser shall pay directly to the Vendor an amount equal to the Balancing Payment plus interest on that part of the Balancing Payment as exceeds the Adjustment Escrow Amount at the Agreed Rate for the Adjustment Escrow Interest Period and the Primary Indirect Interest

Holders and the Purchaser shall, as soon as reasonably practicable, jointly instruct the Adjustment Escrow Agent in writing to pay to the Vendor the amount standing to the credit of the Adjustment Escrow Account.

3.6A	If, following Completion, DB determines that the total amount outstanding under the DB Revolving Facilities on the Calculation Date (the “Actual Revolving Debt Amount”) was an amount other than the Revolving Debt Amount for any reason, including as a result of a technical or administrative error, then it shall notify the Purchaser and:

(a)	if the Actual Revolving Debt Amount was greater than the Revolving Debt Amount, the Purchaser shall pay to DB; or

(b)	if the Actual Revolving Debt Amount was less than the Revolving Debt Amount, DB shall pay to the Purchaser,

the difference, in each case within five (5) Business Days of such determination.

So long as the effect of the provision above results in a net cash flow within the calculation of the Final Cash Consideration per Sections 3.1(a)(iii) and 3.1(b) equal to the lesser of the Actual Revolving Debt Amount and €100m.

3.6	Notwithstanding that the Adjustment Escrow Amount is deposited in the name of DB, the whole amount thereof shall remain the property of the Vendor which shall be entitled to the entire legal and beneficial interests therein, save that the Purchaser shall acquire the property in the moneys comprised therein at the same time as, and to the extent only that, such moneys are released to the Purchaser in accordance with Clause 3.5 (Consideration).

So long as the effect of the provision above results in a net cash flow within the calculation of the Final Cash Consideration per Sections 3.1(a)(iii) and 3.1(b) equal to the lesser of the Actual Revolving Amount and €100m.

3.7	Any interest that may accrue on the credit balance of the Adjustment Escrow Account shall be credited to the Adjustment Escrow Account. The liability to any Taxation on any interest on any amount in the Adjustment Escrow Account shall be borne by the party ultimately entitled to that amount.

3.8	Neither the Primary Indirect Interest Holders nor the Purchaser shall instruct the Adjustment Escrow Agent to release any amount from the Adjustment Escrow Account otherwise than in accordance with this Clause 3 (Consideration).

3.9	In the event that any party fails to comply with their obligations in Clause 3.5, and it is subsequently found that a Balancing Payment is due, the defaulting party shall reimburse the non-defaulting parties for all third party costs and expenses incurred, including reasonable legal and other advisers’ fees, in connection with any such disputes.

3.10	Each of the Indirect Interest Holders (other than each Manager) severally warrants to the Purchaser that from the Locked Box Date to the date of this Agreement there has been no Leakage in respect of or for the benefit of that Indirect Interest Holder or the Vendor (as the case may be) or any member of its Indirect Interest Holder Group or Vendor Group (as applicable), and each Indirect Interest Holder (other than each Manager) severally undertakes to the Purchaser that it shall procure that there shall be no Leakage to, in respect of or for the benefit of any Indirect Interest Holder (other than each Manager) or the Vendor (as the case may be) or any member of such Indirect Interest Holder Group or to the Vendor Group (as applicable) during the Interim Period.

3.11	Subject to Completion occurring and subject to Clause 3.21, in the event of any Leakage to or in respect of:

(a)	a member of an Indirect Interest Holder Group (whether such Leakage is received directly or indirectly), then the relevant Indirect Interest Holder (other than any

Manager) shall be severally liable to pay to the Purchaser, on demand, an amount equal to the aggregate amount of such Leakage (without set-off or counterclaim) such member of its Indirect Interest Holder Group received, or, in the case of Leakage as described in paragraphs (c) or (f) of the definition of Leakage only, received the benefit of;

(b)	DB or Landsbanki as a result of Partial Enforcement, then DB and Landsbanki shall each be liable to pay to the Purchaser, on demand, a sum equivalent to their respective shares of the fair market value of the business assets and undertakings which are the subject of such Partial Enforcement in either case free of indebtedness under the DB Facility, the Landsbanki Facility and the Glitnir Facility and if DB or Landsbanki pays any such amount to the Purchaser, the Purchaser agrees to procure that the Group Company whose assets were the subject of such Partial Enforcement shall not pursue, and shall waive, any rights of subrogation or of contribution which that Group Company may have against a member of the Vendor Group as a result of such Partial Enforcement to the extent of such payment by DB or Landsbanki. The Purchaser acknowledges that any Leakage with respect to any Partial Enforcement will not impact Final Cash Consideration; or

(c)	a member of the Vendor Group, then the provisions of Clause 3.12 shall apply.

3.12	In the case of Leakage in respect of a member of the Vendor Group, each Indirect Interest Holder (other than each Manager) shall severally procure that the Vendor shall pay to the Purchaser, on demand, an amount equal to the aggregate amount of Leakage (without set-off or counterclaim) which the relevant member of the Vendor Group received, or, in the case of Leakage as described in paragraphs (c) or (f) of the definition of Leakage, received the benefit of, within 30 days of having been notified by the Purchaser under Clause 3.13; provided that to the extent that the Vendor fails to pay to the Purchaser such amount of Leakage within such 30 day period, then the Indirect Interest Holders (other than any Manager) shall be liable to pay to the Purchaser severally in the Indirect Interest Holder Adjustment Proportions, on demand, an amount equal to the aggregate amount of such Leakage (without set-off or counterclaim) such member of the Vendor Group received, or, in the case of Leakage as described in paragraphs (c) or (f) of the definition of Leakage, received the benefit of, unless they can demonstrate, to the reasonable satisfaction of the Purchaser, on or before the expiry of the 30 day period referenced above, that one or more of the Indirect Interest Holders (other than each Manager) (or a member of their respective Indirect Interest Holder Groups) actually received, or received the benefit of, the Leakage in which case only the Indirect Interest Holder(s) (other than each Manager) who actually received or received the benefit of (or whose member of an Indirect Interest Holder Group(s) actually received, or received the benefit of) the Leakage shall be liable (on a several basis, as the case may be) to make the payment (without set-off or counterclaim) to the Purchaser in respect of such Leakage, and, in either case, no Indirect Interest Holder shall be liable for failing to procure that the payment contemplated to be made by the relevant member of the Vendor Group was made by that person or by any other Indirect Interest Holder.

3.13	Any claim to be made by the Purchaser pursuant to Clauses 3.11 or 3.12 must be made in writing addressed to the Primary Indirect Interest Holders as soon as reasonably practicable and, in any event, prior to the Leakage Termination Date setting out the Purchaser’s calculation of the amount and in reasonable detail. For the purposes of determining whether a claim has been made prior to the Leakage Termination Date, any claim against the Indirect Interest Holders (other than any Manager) pursuant to Clause 3.11 or 3.12 shall be deemed to have been made when first notified to the Primary Indirect Interest Holders in accordance with this Clause 3.13.

3.14	The payment by any Indirect Interest Holder (other than each Manager) or member of the Vendor Group pursuant to Clause 3.11 or Clause 3.12 shall be the sole remedy of the Purchaser for the breach by an Indirect Interest Holder (other than each Manager) of Clause 3.10.

3.15	Each of the Managers severally warrants to the Purchaser that from the Locked Box Date to the date of this Agreement there has been no Leakage in respect of or for the benefit of that Manager or Argon and each Manager severally undertakes to the Purchaser that it shall procure that there shall be no Leakage to, in respect of or for the benefit of such Manager or Argon during the Interim Period.

3.16	Subject to Completion occurring and subject to Clause 3.21, in the event of any Leakage to or in respect of:

(a)	a Manager (whether such Leakage is received directly or indirectly), then the relevant Manager shall be severally liable to pay to the Purchaser, on demand, an amount equal to the aggregate amount of such Leakage (without set-off or counterclaim) such Manager received, or, in the case of Leakage as described in paragraphs (c) or (f) of the definition of Leakage only, received the benefit of; or

(b)	Argon, then the provisions of Clause 3.17 shall apply.

3.17	In the case of Leakage in respect of Argon which is not demonstrated to the reasonable satisfaction of the Purchaser to have been subsequently received by or for the benefit of any one or more of the Managers (whether such Leakage is received directly or indirectly), then each Manager shall be severally liable to pay to the Purchaser, on demand, an amount equal to such Manager’s Manager Proportion of the aggregate amount of such Leakage (without set-off or counterclaim) Argon received, or, in the case of Leakage as described in paragraphs (c) or (f) of the definition of Leakage only, received the benefit of.

3.18	Any claim to be made by the Purchaser pursuant to Clause 3.16 or 3.17 must be made in writing addressed to the Managers’ Representative, prior to the Leakage Termination Date, setting out the Purchaser’s calculation of the amount and in reasonable detail. For the purposes of determining whether a claim has been made prior to the Leakage Termination Date, any claim against the Managers pursuant to Clause 3.16 or 3.17 shall be deemed to have been made when first notified to the Managers’ Representative in accordance with this Clause 3.18.

3.19	The payment by any Manager pursuant to Clause 3.16 or 3.17 shall be the sole remedy of the Purchaser in respect of such Manager for the breach of Clause 3.15.

3.20	No claim for Leakage may be made in respect of Leakage described in paragraph (c) or (d) of the definition of Leakage until the aggregate value of all such claims under Clauses 3.11, 3.12 , 3.16 and 3.17 exceeds €500,000, in which case, the liability of the relevant Indirect Interest Holder shall be for the entire amount of the Leakage for which it/he is so liable, and not merely the excess.

3.21	If the Purchaser becomes aware of any Leakage, it shall notify the Primary Indirect Interest Holders and, where relevant, the Managers’ Representative as soon as reasonably practicable and if, at the time of such notification:

(a)	the Completion Statement has not become binding on the parties in accordance with Schedule 10 (Completion Statement), the parties shall procure that the Completion Statement shall be prepared in such a manner that such Leakage is added to the Cash Balances; and

(b)	the Completion Statement has become binding on the parties in accordance with Schedule 10 (Completion Statement), to the extent that such Leakage has caused a reduction in the Final Cash Consideration, Clauses 3.22 and 3.23 shall apply.

3.22	In respect of a Common Leakage Claim, the Purchaser shall:

(a)	consult with the Vendor and/or the Primary Indirect Interest Holders (save to the extent that such Common Leakage Claim relates to any such person) but shall have the sole right in their absolute discretion to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Common Leakage Claim; and

(b)	pay to the Vendor’s Bank Account within two Business Days of receipt of any damages or other payment, reimbursement, restitution or indemnity pursuant to such claim, an amount equal to the Relevant Entitlement of the Vendor to such amount recovered (after declaration of all reasonable external costs incurred by the Purchaser in making such recovery).

3.23	In respect of a Sole Leakage Claim, notwithstanding any other provision of this Agreement, the Purchaser hereby waives any rights and remedies it may have against the Vendor in respect of such Leakage and shall provide such information as any other Indirect Interest Holder may reasonably request to enable that Indirect Interest Holder to pursue any other rights it may have in relation to such Leakage.

3.24	Any payments required to be made in satisfaction of a liability under this Agreement, or out of the Adjustment Escrow Account, the Warranty Escrow Account or the Interim Covenant Escrow Account, shall be treated as adjusting the Final Cash Consideration but, for the avoidance of doubt, this Clause 3.24 shall not give rise to a Balancing Payment.

3.25	The adjustments referred to in Clause 3.24 above shall be allocated to the Interests in a manner consistent with the allocation set out in Clause 3.27.

3.26	The Contingent Consideration (if and when payable) shall be allocated to the Interests in a manner consistent with the relative 2012 Cash EBITDA Growth Factors of AI and the other Group Companies.

3.27	The Final Cash Consideration and the assumption of the AI Payable shall be allocated to the Interests as set out in this Clause 3.27. The Purchaser, the Purchaser Guarantor, the Vendor and the Indirect Interest Holders agree that the following allocation is a just and reasonable apportionment of the purchase price:

AI Shares	the assumption of the AI Payable;

AS Shares	the fair market value of the AS Shares as at Completion;

ADE Intra Group Debt:	the principal amount of the ADE Intra Group Debt (plus an amount equal to all interest accrued up to and including the Completion Date);

AGH Intra Group Debt (less the RCF Intra Group Debt):	the principal amount of the AGH Intra Group Debt (plus an amount equal to all interest accrued up to and including the Completion Date);

RCF Intra Group Debt	the principal amount of the RCF Intra Group Debt (plus an amount equal to all interest accrued up to and including the Completion Date);

AEHD Intra Group Debt:	the principal amount of the AEHD Intra Group Debt (plus an amount equal to all interest accrued up to and including the Completion Date);

APH4 Intra Group Debt	the principal amount of the APH4 Intra Group Debt (plus an amount equal to all interest accrued up to and including the Completion Date); and

APH4 Shares:	ISK1 plus the balance, if any, of the Final Cash Consideration following the apportionment pursuant to this Clause 3.27.

3.28	If the total amounts apportioned pursuant to Clause 3.27 (other than to the APH4 Intra Group Debt) exceed the amount of the Final Cash Consideration, then:

(a)	the amount apportioned to the APH4 Intra Group Debt shall be reduced by the amount of such excess, provided that the amount apportioned to the APH4 Intra Group Debt shall not be less than €1; and

(b)	to the extent that the total amount apportioned pursuant to Clause 3.27 (other than to the APH4 Intra Group Debt) exceeds the amount of the Final Cash Consideration following reduction of the amount apportioned to the APH4 Intra Group Debt pursuant to Clause 3.28(a), the amount apportioned to the AEHD Intra Group Debt shall be reduced by the amount of such excess.

3.29	Immediately prior to Completion, the Vendor shall procure that the relevant obligor Group Company shall pay the Completion Payable Amount and any Overdue Interest to the Vendor.

3.30	To the extent that the Vendor fails to procure that the relevant obligor Group Company pays the Completion Payable Amount and any Overdue Interest pursuant to Clause 3.29 immediately prior to Completion, the Purchaser shall procure that that the Group shall pay to the Vendor the Completion Payable Amount and any Overdue Interest.

3.31	At any time following the Novation Effective Time, either of DB or Landsbanki (in respect of themselves only) may give a written notice to the Purchaser and the other Primary Indirect Interest Holders pursuant to this Clause 3.31 (an “Escrow Withdrawal Notice”). As soon as reasonably practicable following either DB or Landsbanki giving an Escrow Withdrawal Notice, the Purchaser and the Primary Indirect Interest Holders shall:

(a)	instruct the Adjustment Escrow Agent and the Interim Covenant Escrow Agent to pay to each of DB and Landsbanki provided either has given notice to their respective Indirect Interest Holder Adjustment Proportions of the amounts then standing to the credit of the Adjustment Escrow Account and the Interim Covenant Escrow Account; and

(b)	instruct the Warranty Escrow Agent to pay to each of DB and Landsbanki their respective Indirect Interest Holder Warranty Proportions of the amounts then standing to the credit of the Warranty Escrow Account.

3.32	The parties acknowledge that DB, Landsbanki and the Purchaser intend, promptly after the date of this Agreement, to modify one or more of this Agreement, the Adjustment Escrow Agreement, the Warranty Escrow Agreement and the Interim Covenant Escrow Agreement to require each of DB and Landsbanki, conditional on withdrawal of funds from the Escrow Accounts as contemplated in Clause 3.31, to substitute in exchange for receiving its (i) Indirect Interest Holder Adjustment Proportion of the amounts then standing to the credit of the Adjustment Escrow Account and Interim Covenant Escrow Account, and (ii) Warranty Escrow Proportion of the amounts then standing to the credit of the Warranty Escrow Account, a covenant to pay to the Purchaser or pay into the relevant escrow account an amount equal to (x) its Indirect Interest Holder Adjustment Proportion of any claim that could otherwise have been claimed against the Adjustment Escrow Account or the Interim Covenant Escrow Account and (y) its Indirect Interest Holder Warranty Proportion of any claim that could otherwise have been claimed against the Warranty Escrow Account. In the event that DB or Landsbanki elects to make any substitution under this Clause 3.32, the parties agree that the liability of the Vendor, where limited by reference to the amount standing to the credit of any escrow account, will be unaffected by any payment to DB or Landsbanki as contemplated in Clause 3.32. The parties agree to use their best endeavours to enter into such agreements as are necessary to reflect the above.

4.	CONDITIONS

4.1	Completion shall be subject to the following Conditions having been satisfied (waived or deemed satisfied in accordance with Clauses 4.4, 4.7, 4.16 or 4.17) by the date and time provided in Clause 4.2:

(a)	to the extent that the Transaction either constitutes (or is deemed to constitute under Article 4(5)) a concentration falling within the scope of Council Regulation (EC) 139/2004 (as amended) (the “Regulation”) or is to be examined by the European Commission as a result of a decision under Article 22(3) of the Regulation:

(i)	the European Commission taking a decision (or being deemed to have taken a decision) under Article 6(1)(b) or, if the European Commission has initiated proceedings pursuant to Article 6(1)(c), under Article 8(1) or 8(2) of the Regulation declaring the Transaction compatible with the common market; or

(ii)	the European Commission taking a decision (or being deemed to have taken a decision) to refer the whole or part of the Transaction to the competent authorities of one or more Member States under Articles 4(4) or 9(3) of the Regulation; and

(A)	each such authority taking a decision with equivalent effect to that referred to in Clause 4.1(a)(i) with respect to those parts of the Transaction referred to it; and

(B)	the European Commission taking any of the decisions referred to in Clause 4.1(a)(i) with respect to any part of the Transaction retained by it.

(b)	all required filings have been made under the HSR Act and the rules and regulations promulgated thereunder, and all waiting periods (and any extensions thereof) applicable to the consummation of the Transaction under the HSR Act shall have expired or been terminated;

(c)	all required filings have been made to the competent Brazilian competition authority or authorities, as the case may be;

(d)	to the extent that the Transaction is notifiable to the competition authorities in any or each of Russia, the Republic of Serbia, the Republic of Turkey or Ukraine (to the extent required), a decision (or deemed decision) by each such competent competition authority approving the Transaction with or without conditions having been made, or the expiry or termination of any relevant waiting period having occurred;

(e)	no injunction, restraining order or other order or any other legal or regulatory restraint, imposition to agree or prohibition shall have been issued or made by any court of competent jurisdiction or any Authority which prevents Completion in accordance with this Agreement which has not ceased to have effect (it being understood that, where an Authority is an anti-trust Authority, this shall be an Authority as referred to in the Anti-trust Conditions);

(f)	the Pre-Completion Restructuring shall have been completed;

(g)	there has not occurred a Material Warranty Breach;

(h)	there has not occurred a Material Interim Covenant Breach;

(i)	there has not occurred a Company Material Adverse Effect;

(j)	there has not occurred a Minimum Financing Information Breach, provided that this Condition shall only apply on or after 13 February 2013;

(k)	no breach or breaches of the Purchaser Signing Warranties or the Purchaser Guarantor Signing Warranties would occur when repeated pursuant to Clause 13.2 and 13.4 where such breach or breaches would constitute, in the aggregate, a Purchaser Material Adverse Effect; and

(l)	the aggregate amount of the purchase price reductions pursuant to Clauses 3.1(a)(i) to 3.1(a)(iii) (inclusive), as set forth on the statement delivered pursuant to paragraph 1.2 of Schedule 10 (Completion Statement), does not exceed €150 million.

The Purchaser and the Purchaser Guarantor acknowledge and agree that the obtaining of the Debt Financing, or any Alternative Financing, is not a Condition to Completion.

4.2	Subject to the other provisions of this Clause 4 (Conditions), each of the Indirect Interest Holders and the Vendor (on the one hand) and the Purchaser (on the other hand) shall severally use its reasonable endeavours (so far as lies within its respective powers other than, in respect of DB only, (i) exercising any rights in relation to the DB Purchaser Services or (ii) where to do so would be inconsistent with the DB Rights), in each case at its own cost (subject to Clause 4.13), (subject to Clause 4.12 and the terms of the Pre-Completion Restructuring), to procure that the Conditions are satisfied as soon as practicable and in any event within such time (including, for the avoidance of doubt, within such time as to enable the steps set out in Clauses 6.2 and 6.3 to take place) as to enable Completion to occur no later than:

(a)	6:00 pm on the Long Stop Date; or

(b)	such later time and date as may be agreed in writing by the Primary Indirect Interest Holders and the Purchaser,

and shall not take any action that could reasonably be expected to delay or adversely affect the satisfaction of the Conditions or Completion.

4.3	If at any time:

(a)	any Indirect Interest Holder (other than any Manager), the Vendor, the Purchaser or the Purchaser Guarantor becomes aware of any event, circumstance or condition that would be reasonably likely to prevent a Condition being satisfied, it shall forthwith inform the other parties providing such detail in relation thereto to enable the other parties to make an accurate assessment of the situation (and, for the avoidance of doubt, nothing in this Clause 4.3 shall limit or otherwise affect the rights or remedies available to any party); and

(b)	any Manager becomes aware of any event, circumstance or condition that would be reasonably likely to prevent a Condition being satisfied, it shall act in accordance with his/her duties as an employee of the Group.

4.4

(a)	If at any time the Purchaser, the Vendor or a Primary Indirect Interest Holder becomes aware of the existence of any event, circumstance, condition or breach that will or is reasonably likely to prevent any of the Conditions set out in Clauses 4.1(g) (Material Warranty Breach) to 4.1(i) (Company Material Adverse Effect) from being satisfied in accordance with Clause 4.1 by the Long Stop Date (a “Clause 4.4 Event”), then such party shall notify the Purchaser, the Vendor and the Primary Indirect Interest Holders, providing reasonable details in relation to such Clause 4.4 Event (a “Clause 4.4 Notice”).

(b)	Upon the delivery or receipt of a Clause 4.4 Notice by or to the Vendor (as applicable), the Vendor shall, for a period of 60 days (the “Cure Period”), use its best endeavours to procure that the Clause 4.4 Event is prevented or remedied in a manner that causes it to cease to be a Clause 4.4 Event.

(c)	If the Primary Indirect Interest Holders and the Purchaser (in each case, acting reasonably) agree in writing at any time during the Cure Period that the Clause 4.4 Event is not capable of being modified or cured so that the relevant Condition can be satisfied by the Long Stop Date, the Purchaser shall be entitled to terminate this Agreement without liability on its part following the date of such agreement (a “Right to Terminate Date”). Following a termination by the Purchaser under this Clause 4.4, this Agreement shall cease to have effect immediately except for the Surviving Provisions and any rights or liabilities that have accrued prior to termination under this Agreement.

(d)	If after the Cure Period the relevant Clause 4.4 Event continues to exist, then the Purchaser shall be entitled to terminate this Agreement from the date following the end of the Cure Period (a “Right to Terminate Date”), without liability on its part, in which case the Agreement shall cease to have effect immediately except for the Surviving Provisions and any rights or liabilities that have accrued prior to termination under this Agreement.

(e)	If the Purchaser does not exercise its right to terminate this Agreement in accordance with Clause 4.4(c) or 4.4(d) within 60 days of the Right to Terminate Date relating to a Clause 4.4 Event, the Purchaser shall not thereafter be permitted to terminate this Agreement on the basis of such Clause 4.4 Event unless, subsequent to such Right to Terminate Date, any material facts or circumstances related to such Clause 4.4 Event either (i) first become known to the Purchaser or (ii) change in a material manner, in each case where the newly known or changed facts and circumstances materially increase the negative impact of such Clause 4.4 Event on the benefits otherwise to be received by the Purchaser in the Transaction (which, where capable of evaluation on a quantitative basis, shall mean an increase in negative impact on the benefits to be received by the Purchaser in the Transaction of greater than €10 million).

4.5	If at any time the Purchaser, the Purchaser Guarantor, the Vendor or any Indirect Interest Holder (other than any Manager) becomes aware of the existence of any event, circumstance, condition or breach that will or is reasonably likely to prevent the Conditions set out in Clause 4.1(e) (Injunction) or 4.1(f) (Pre-Completion Restructuring) from being satisfied by the Long Stop Date, then such party shall serve written notice to the Purchaser, the Vendor and the Primary Indirect Interest Holders of such event, circumstance, condition or breach, and the Purchaser and the Vendor shall cooperate and use their respective best endeavours to take such actions to prevent or remedy such event, circumstance, condition or breach, including:

(a)	with respect to the Condition set out in Clause 4.1(e) (Injunctions), but subject to Clause 4.16, taking such actions as are required pursuant to Clause 4.8; and

(b)	with respect to the Condition set out in Clause 4.1(f) (Pre-Completion Restructuring), discussing in good faith the taking of such steps (subject to DB’s prior written consent not to be unreasonably withheld) as are reasonably required to alter the Pre-Completion Restructuring so that it may be completed to the reasonable satisfaction of the Purchaser and the Primary Indirect Interest Holders.

4.6	If at any time any Primary Indirect Interest Holder, acting reasonably, determines that any event, circumstance or condition exists that will prevent the Condition set out in Clause 4.1(k) (Purchaser Material Adverse Effect) from being satisfied, then that Primary Indirect Interest Holder shall forthwith serve a written notice on the Purchaser of such event, circumstance or condition existing. If at the time when the other Conditions are satisfied (or waived) no such notice has been received, then the Condition shall be deemed for the purposes of this Agreement to have been satisfied.

4.7	Following receipt by the Purchaser of a notice from the Primary Indirect Interest Holders pursuant to Clause 4.6, the Purchaser may notify the Vendor in writing within 20 Business Days of such notice that it is electing to replace any obligation to pay Stock Consideration arising pursuant to the provisions of Schedule 12 (Contingent Consideration) with an obligation to pay an amount in euros equal to any Contingent Consideration calculated as being payable pursuant to Schedule 12 (Contingent Consideration). If the Purchaser so notifies the Vendor, the Condition set out in Clause 4.1(k) (Purchaser Material Adverse Effect) shall be deemed satisfied for the purposes of this Agreement and the obligation to issue Stock Consideration, when due, pursuant to Clause 3.1(d) and Schedule 12 (Contingent Consideration) shall, on payment of an amount in euros equal to the Contingent Consideration, be discharged.

4.8

If any administrative or judicial action or proceeding (including any matter described in Clause 4.1(e) (Injunctions) above) is instituted (or threatened to be instituted) challenging the Transaction including as being in violation of any applicable Law, the Purchaser and

Vendor shall (subject to Clause 4.13), and shall cause its respective Representatives to, cooperate and use their best endeavours to contest and resist any such action (subject to Clause 4.13) or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction, that would prohibit, prevent or restrict consummation of the Transaction, except that the Purchaser shall not persist in contesting or resisting any such action or proceeding if doing so would prevent Completion prior to the Long Stop Date if a negotiated remedy that does not trigger Clause 4.13(b) is available.

4.9	The Vendor and each Indirect Interest Holder acknowledges that the Purchaser shall be responsible for securing all necessary merger clearances and similar approvals with respect to the Transaction, and the Purchaser acknowledges that it shall use its best endeavours to do so in accordance with the timing set out in Clause 4.2. The Vendor and each Indirect Interest Holder (other than each Manager, who shall act in accordance with his/her duties as an employee) shall take all actions that the Purchaser may reasonably request to secure all merger clearances and similar approvals required with respect to the Transaction, including the submission of any required filings to relevant Authorities.

4.10	In order to obtain the merger clearances or other approvals to enable the Transaction to be completed by the Long Stop Date:

(a)	as regards all required filings under the HSR Act and the rules and regulations promulgated thereunder, each of the Vendor and the Purchaser agree to procure that full and accurate filings be made with respect to the Transaction as required under the HSR Act, as soon as is practicable and in any event not later than 45 days following the execution of this Agreement, unless the Primary Indirect Interest Holders consent, in response to a request by the Purchaser, to such filings being delayed an additional two (2) weeks in order to further expedite clearance (such consent from the Primary Indirect Interest Holders not to be unreasonably withheld);

(b)	as regards the EU filing, the Purchaser agrees to make a full and accurate draft filing to the European Commission with respect to the Transaction, as soon as is practicable and in any event not later than 60 days following the execution of this Agreement, and agree further to use reasonable endeavours to submit the filing in final form as soon as reasonably practicable thereafter; and

(c)	as regards filings outside the US and EU, each of the Vendor, the Purchaser and any Indirect Interest Holder (only to the extent applicable) agree to make full and accurate filings with respect to the Transaction, as soon as is practicable and in any event, in the case of Brazil and Serbia, not later than 15 Business Days following the execution of this Agreement, and in the case of all other filings outside the US and EU, not later than 60 days following the execution of this Agreement.

4.11

Each of the Purchaser (on the one hand) and the Vendor and the Primary Indirect Interest Holders (on the other) shall, as soon as reasonably practicable, provide the other party with copies of all material relevant correspondence, documents or other written (or material oral) communications received from or sent to any Authority with respect to obtaining necessary merger control clearances or other approvals, provided that materials may be redacted (a) to remove references concerning the valuation of the Interests or the assumed AI Payable, (b) as necessary to comply with contractual arrangements and applicable Law, and (c) as necessary to protect the attorney-client privilege and other applicable privilege, and will, to the extent reasonably practicable, provide the other party with a reasonable opportunity to comment on all material relevant correspondence, documents or other written (or material oral) communications before they are sent to such Authority. Each of the Purchaser (on the one hand) and the Vendor and the Primary Indirect Interest Holders

(on the other) shall give the other party (or its solicitors) the opportunity to attend any meeting or material conversation which takes place between any such Authority and such first party or any of its employees, directors, officers or advisers in relation to the Anti-trust Conditions, unless the Authority objects to such attendance by the any other party; to the extent practicable, each of the Purchaser and the Primary Indirect Interest Holders undertake to inform the other parties (or its solicitors) at least three (3) Business Days prior to such meetings or material conversations. To the extent permitted by such Authority and applicable Law, each of the Purchaser (on the one hand) and the Primary Indirect Interest Holders (on the other) shall also as soon as reasonably practicable inform the other party of the content of any such meetings or conversations not attended by such other party (or its solicitors).

4.12	Without prejudice to the generality of Clause 4.11, the Vendor, the Purchaser and each Indirect Interest Holder (as applicable) agrees that all requests and enquiries from any Authority shall be dealt with by the Vendor, the Purchaser and each Indirect Interest Holder (as applicable) in consultation with each other and the Vendor, the Purchaser and each Indirect Interest Holder (as applicable) shall promptly co-operate with and provide all necessary information and assistance reasonably required by such Authority upon being requested to do so by the other; provided that the Purchaser shall be entitled to direct, lead and exercise ultimate authority and control over the strategy and all discussions, submissions, negotiations, responses, requests and other communications or proceedings with all Authorities relating to merger clearances and similar approvals with respect to the Transaction.

4.13	Subject to Clauses 4.12 and 4.13(b) and in accordance with Clause 4.2, the Purchaser and the Vendor acknowledge and agree that they shall commit to divestitures or hold separate or similar arrangements with respect to their businesses or assets (or the Purchaser Guarantor’s businesses or assets in the case of the Purchaser) as a condition to obtaining the required approvals from Authorities by the Long Stop Date and shall do so as soon as reasonably necessary to ensure that the required approvals from the Authorities’ are obtained prior to the Long Stop Date; provided that, subject to Clause 4.12, the Purchaser shall have the option in its sole discretion to contest and resist any challenge to the Transaction by an Authority, and shall decide, in its sole discretion, the specific businesses or assets to be included in such divestiture or hold separate or similar arrangement; and, subject to Clause 4.13(a), that all risks and costs (excluding the legal fees or other expenses of the Vendor and the Indirect Interest Holders) directly relating to any merger control, clearances filings or other approvals with, or merger control involving, any Authority in respect of Clause 4.12 (including penalties or other sanctions for late compliance or non-compliance with the requirements of any such Authority) shall be borne by and be the responsibility of the Purchaser, and provided, further, that:

(a)	any penalties or other sanctions imposed by any Authority that have been caused in whole or in part by a party’s failure to comply with the provisions of this Clause 4.13 shall be borne by such party; and

(b)	the Purchaser shall not be required to offer any remedies to any Authority as a condition of obtaining merger clearances or other approvals to enable the Transaction to be completed that would:

(i)	result in a breach of any applicable Law; or

(ii)	give rise to a Divestiture Material Adverse Effect,

and in the event of any remedy being required which falls within Clauses 4.13(b)(i) to 4.13(b)(ii), the respective Anti-trust Condition shall be deemed not to have been satisfied for the purposes of this Agreement.

4.14	Each of the Vendor and the Purchaser shall notify the other promptly upon it becoming aware that any of the Conditions have been satisfied in accordance with Clause 4.1.

4.15	If any of the Conditions are not satisfied (or waived in accordance with Clauses 4.4, 4.7, 4.16 or 4.17) by the Long Stop Date (or such other date and time agreed in accordance with Clause 4.2), this Agreement shall cease to have effect immediately except for the provisions of this Clause 4.15 and the Surviving Provisions and any rights or liabilities that have accrued prior to that time.

4.16	The Purchaser may, to such extent as it thinks fit, waive the Conditions set out in:

(a)	Clauses 4.1(f) (Pre-Completion Restructuring) to 4.1(i) (Company Material Adverse Effect), in whole or in part, by written notice to the Vendor; and

(b)	Clause 4.1(l) (Purchase Price Reductions), by written notice to the Vendor expressly waiving its right to receive the aggregate purchase price reductions (calculated pursuant to Clauses 3.1(a)(i) to 3.1(a)(iii) and Clauses 3.4(b) and 3.4(c)) in excess of €175 million (which, for the avoidance of doubt, shall include the amount released from the Adjustment Escrow Account in relation to such Adjustment).

4.17	The Primary Indirect Interest Holders may, to such extent as they think fit, waive the Conditions set out in:

(a)	Clause 4.1(k) (Purchaser Material Adverse Effect), in whole or in part, by written notice to the Purchaser; and

(b)	Clause 4.1(l) (Purchase Price Reductions), by written notice to the Purchaser confirming their agreement to the aggregate purchase price reductions calculated pursuant to Clauses 3.1(a)(i) to 3.1(a)(iii) and Clauses 3.4(b) and 3.4(c) (including any amounts in excess of €150 million).

4.18	The parties agree that this Agreement shall only terminate with the written consent of the Primary Indirect Interest Holders and the Purchaser, or in accordance with the provisions of this Clause 4 (Conditions), save that nothing in this Clause 4 (Conditions) shall restrict the rights of a party to terminate this Agreement in respect of fraud or fraudulent misrepresentation.

5.	PRE-COMPLETION OBLIGATIONS

5.1	During the Interim Period, the Vendor and each Indirect Interest Holder, on a several basis, and the Purchaser and the Purchaser Guarantor shall perform its respective obligations as set out in Schedule 3 (Interim Period Obligations).

5.2

Subject to applicable Law, during the Interim Period and, to the extent that Completion occurs before 31 December 2012, until the Contingent Consideration Determination Date, the Vendor and the Purchaser shall use their reasonable endeavours to procure that two senior representatives of the Group as determined by the Primary Indirect Interest Holders, two senior representatives of the Indirect Interest Holders (other than the Managers), as determined by the Primary Indirect Interest Holders and two senior representatives of the Purchaser shall meet on a monthly basis (or more frequently if agreed by the Purchaser and the Primary Indirect Interest Holders) for the purpose of discussing and considering, inter alia, progress to Completion, reporting on the status of the Debt Financing, any proposed adjustments to the Net Working Capital Statement and compliance with the obligations set out in Schedule 3 (Interim Period Obligations). and paragraph 4 of Schedule 12 (Contingent Consideration) (such committee of individuals being the “Covenant Committee”). The members of the Covenant Committee shall use their reasonable endeavours to reach agreement on all items discussed, however (and for the avoidance of doubt) no action or decision of the Covenant Committee shall constitute a waiver or amendment of any right or obligation of a party under this Agreement, nor shall anything done pursuant to this Clause 5.2 constitute the giving of any notification required to be given under this Agreement.

5.3	Upon execution of this Agreement:

(a)	the Vendor and each Indirect Interest Holder (which in relation to DB shall be limited to the DB Transaction Team for the purposes of this Clause 5.3 only) shall (and shall procure that their respective Representatives shall) (and the Vendor shall procure that each Group Company and its respective Representatives shall) cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal, and promptly request that all confidential information with respect thereto furnished by or on behalf of such person (or any of their respective Representatives) be returned or destroyed; and

(b)	DB shall follow its “deal logging” procedures in relation to the Group in order to notify DB personnel of the relevant restrictions set out under this Agreement.

DB shall, within 2 Business Days after the date of this Agreement, send a written notification to DB’s Healthcare, Sponsor Coverage and Mergers & Acquisitions Groups personnel informing them of the Transaction and that DB is subject to contractual restrictions arising under this Agreement.

5.4	The Vendor and each Indirect Interest Holder shall not (and shall procure that their respective Representatives shall not) (and the Vendor shall procure that each Group Company and its respective Representatives shall not), directly or indirectly, take any action:

(a)	to encourage, solicit, initiate or facilitate (including by way of furnishing non-public information) any Acquisition Proposal;

(b)	to enter into any agreement or arrangement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Transaction; or

(c)	to participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, save that, in relation to DB, paragraphs (a) and (c) above shall only apply to the DB Transaction Team (for the purposes of this Clause 5.4 only).

5.5

Unless otherwise agreed, neither the Purchaser Group nor any Group Company will inform or consult with a recognised employee representative body as a result of the execution or performance of this Agreement. The Vendor and the Purchaser shall use their reasonable endeavours to satisfy or comply with any obligations required by Law on the Purchaser Group or a Group Company to inform or consult with a recognised employee representative body that arise in the Interim Period as a result of the execution or performance of this Agreement.

5.6	The Vendor and (subject to the next sentence in relation to DB) each Indirect Interest Holder (other than each Manager) shall (and the Vendor shall procure that each Group Company shall), as promptly as practicable, advise the Purchaser (orally and in writing) of any enquiry received relating to any Acquisition Proposal, including the identity of the person and its affiliates making the same, that it may receive in respect of any such Acquisition Proposal, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it, and shall keep the Purchaser fully informed on a prompt basis with respect to any developments with respect to the foregoing. DB’s obligations under this Clause 5.6 shall be qualified as follows:

(a)	they shall only apply to the DB Transaction Team to the extent that any member receives an enquiry relating to an Acquisition Proposal or is notified of any such enquiry by any other person employed by DB or any of its Affiliates; and

(b)	DB shall not be obliged to advise the Purchaser to the extent that it would be a breach of any obligation of confidentiality to do so.

Any Manager who would be required to notify the Purchaser of any information under this Clause 5.6, if they were not excluded from being an Indirect Interest Holder shall provide the relevant information to the Manager Representative, who will notify each of the Primary Indirect Interest Holders of that information.

5.7	Subject to applicable Law, the Vendor shall procure that the Group allows the Purchaser, upon reasonable notice and during Working Hours, reasonable access to its books and records, other than materials subject to any confidentiality restrictions in favour of third parties, and to the Properties and the Executive Officers, provided that no such access shall materially interrupt the business of the Group and provided that such access is requested by means of a communication by a senior executive of the Purchaser to an Executive Officer, the Vice President of Compliance or the Vice President of IT of the Group.

5.8

The Vendor shall complete and submit a draft form RSK 5.42 (Application under Double Taxation Agreement for an exemption or partial relief from Icelandic Taxation) and any other relevant documentation as may be required by the Icelandic Tax Authorities, and which the Vendor is reasonably able to provide, in order to issue a clearance pursuant to the Iceland-Luxembourg double tax treaty that payments made pursuant to Clause 3 (Consideration) to the Purchaser can be made free from any deduction or withholding for or on account of Tax payable under Icelandic Law (the “Application”) to the Purchaser for review and comment no later than twenty (20) Business Days following the date of this Agreement and the Vendor shall incorporate all reasonable comments received from the Purchaser within twenty (20) Business Days of receipt of the Application by the Purchaser and shall notify the Purchaser as soon as reasonably practicable, and in any event no later than five (5) Business Days prior to the Submission Date (as defined below), of any comments that it does not consider, acting in good faith, to be reasonable. Following incorporation of any reasonable comments received from the Purchaser and no later than sixty (60) Business Days following the date of this Agreement, (the “Submission Date”), the Vendor shall file (or cause to be filed) the Application with the Luxembourg Tax Administration. Upon receipt of the Application from the Luxembourg Tax Administration, the Vendor shall promptly provide the Purchaser with the original Application and with any evidence received with the Application from the Luxembourg Tax Administration that the Vendor is resident for Tax purposes in Luxembourg and the

Vendor shall submit the Application together with any such evidence to the Icelandic Tax Authorities. The Vendor shall take all further steps reasonably requested in writing by the Purchaser to assist the Purchaser in obtaining clearance from the Icelandic Tax Authorities that any payments made pursuant to Clause 3 (Consideration) can be made free from any deduction or withholding for or on account of Tax. The Vendor and the Purchaser shall provide the other (as the case may be) with copies of any correspondence or documentation received from the Icelandic Tax Authorities or the Luxembourg Tax Administration in relation to the Application within ten (10) Business Days of receipt of such correspondence or documentation.

5.9	During the Interim Period, the Vendor (and the Vendor shall procure that the Vendor Group shall) promptly provide the Purchaser with copies of any and all correspondence or notices received by a Group Company or a member of the Vendor Group from or to DB that relate to an Event of Default or potential Event of Default (as defined in the Senior Facilities Agreement) and shall promptly inform the Purchaser of the existence of a fact, matter or circumstance that has resulted in or could reasonably be expected to result in an Event of Default (as defined in the Senior Facilities Agreement) (a “Notice Event”).

5.10	Promptly following a Notice Event, the Vendor shall (and shall procure that the Vendor Group shall) consult and discuss with the Purchaser in relation to: (i) the facts, matters or circumstances triggering a Notice Event, (ii) any action or proposed response to be taken in connection with the Notice Event, (iii) copies of any and all communications with DB in connection with their rights or their exercise of any DB Rights. Following such discussions, the Vendor shall take all commercially reasonable actions necessary to cure as soon as reasonably practicable any Notice Event.

5.11	During the Interim Period, each of the Purchaser, the Purchaser Guarantor and the Vendor and the Primary Interest Holders shall use their respective reasonable endeavours to establish each of the:

(a)	Adjustment Escrow Account, pursuant to the Adjustment Escrow Agreement;

(b)	Interim Covenant Escrow Account, pursuant to the Interim Covenant Escrow Agreement; and

(c)	Warranty Escrow Account, pursuant to the Warranty Escrow Agreement,

and in each case, provide the Adjustment Escrow Agent, Interim Covenant Escrow Agent and Warranty Escrow Agent (as applicable) with all information as is reasonably required to facilitate the establishment of the Adjustment Escrow Account, Interim Covenant Escrow Account and Warranty Escrow Account (as applicable), including providing all information as is reasonably required by the Adjustment Escrow Agent, Interim Covenant Escrow Agent and Warranty Escrow Agent (as applicable) to conduct Know Your Customer due diligence.

5.12	During the Interim Period and prior to the transfer of AI to the Vendor, the Purchaser shall provide the Vendor with a copy of a third party valuation report which, to the reasonable satisfaction of the Vendor, supports the price at which AI is to be sold to the Vendor.

5.13	Prior to Completion, the Vendor shall cause AE LLC to and, after Completion, the Purchaser shall cause AE LLC to comply with ISRA by taking all necessary and required actions in connection with, arising from or relating to the transfer of ownership and change of control of the Elizabeth, NJ Facility contemplated by this Transaction. In furtherance but without limitation of the foregoing, the Vendor and the Purchaser agree to the following:

(a)	within five (5) Business Days of the date of this Agreement, the Vendor shall cause AE LLC to file with the NJDEP a General Information Notice (as defined under ISRA) (“GIN”) in connection with this Transaction;

(b)	after filing of the GIN, the Vendor shall cause AE LLC to take such actions with respect to this Transaction as are required pursuant to ISRA to be taken prior to Completion, which may include, at an appropriate time prior to Completion, filing a Remediation Certification (as defined under ISRA) with the NJDEP and posting any funding source required to be posted in connection with such filing; and

(c)	prior to Completion, the Vendor shall cause AE LLC to provide the Purchaser with reasonable advance notice of, and an opportunity to comment on, any planned activities and any documents proposed to be submitted to NJDEP in connection with ISRA, and with any opportunity for the Purchaser to participate in any material meetings or conference calls with NJDEP or the Purchaser’s environmental consultants with respect to the actions necessary to comply with ISRA.

5.14	The Purchaser’s prior written consent is required before the Group engages any advisor whose fees and costs will constitute West-related Transaction Costs (such consent not to be unreasonably withheld or delayed). The Purchaser hereby consents to the engagement of Linklaters LLP, Deloitte, KPMG ehf. and Logos in relation to the Pre-Completion Restructuring, it being agreed that the fees, costs and expenses incurred pursuant to such engagements, and including all Taxes thereon to the extent not reasonably anticipated to be recoverable, shall constitute West-related Transaction Costs.

5.15	Notwithstanding anything to the contrary, nothing in this Agreement shall delay, restrict or prevent DB from exercising, in its absolute and unfettered discretion, and in any capacity, any or all of its rights, entitlements and powers under any of the DB Facilities or any other DB Rights including in order to comply with applicable law and in relation to the preservation of the value of the Group on or following any Full Enforcement. Furthermore, no action by DB in exercising its rights and remedies under any of the DB Facilities or any other DB Rights shall constitute a violation of any of its obligations hereunder or under any of the other Transaction Documents, nor shall DB be required to exercise any of its rights or remedies under any of the DB Facilities or any other DB Rights in order to comply with any of its obligations hereunder or under any of the other Transaction Documents.

5.16	If:

(a)	DB receives any notice served pursuant to Clause 25.9(a) of the Senior Facilities Agreement, Clause 25.9(a) of the PIK Facility Agreement or Clause 25.9(a) of the Subordinated Facility Agreement (any of these a “Notice”);

(b)	DB receives any certificate served pursuant to Clause 25.9(b) of the Senior Facilities Agreement, Clause 25.9(b) of the PIK Facility Agreement or Clause 25.9(b) of the Subordinated Facility Agreement (any of these a “Certificate”), or

(c)	at any time after the date of this agreement, any of Fabrizio Campelli, David McDiarmid or Philipp von Girsewald (each a “Designated Person”) has actual knowledge (without having made any enquiry) of any circumstances which are reasonably likely to give rise to a Full Enforcement (any of these “Circumstances”),

DB shall send to the Purchaser a copy of such Notice or Certificate or, to the extent a Designated Person has become aware of Circumstances, notify the Purchaser in writing promptly thereafter and shall, to the extent reasonably practicable, promptly consult with the Purchaser in relation to (i) any event that is reasonably likely to give rise to a Full Enforcement that is disclosed in such Notice or Certificate or (ii) any Circumstances, or (iii) any action or proposed response to be taken by DB or a Group Company in relation thereto. DB shall not be obliged to take or not to take any course of action as a result of such consultation. The Purchaser and the Purchaser Guarantor each (a) agrees and acknowledges that DB’s covenant pursuant to clause 5.16(c) is given by way of comfort only and (b) irrevocably waives each and every right that it may have as a result of any failure by DB to comply with Clause 5.16(c).

5.17	Without limitation to Clause 5.16, if a Full Enforcement occurs DB shall as soon as reasonably practicable notify the Purchaser of such Full Enforcement, provide such information reasonably necessary to determine whether the Full Enforcement is a Partial Enforcement, and specify the date upon which such Full Enforcement occurred.

5.18	Following a Partial Enforcement, the Purchaser may, in its absolute discretion by notice to DB, terminate this Agreement at any time within 5 Business Days following the date of such Partial Enforcement.

5.19	Following a Full Enforcement that is not a Partial Enforcement, the Purchaser or DB may, each in its absolute discretion by notice to the other, terminate this Agreement at any time within 5 Business Days following the date such Full Enforcement is notified to the Purchaser, provided that if DB terminates this Agreement under this clause 5.19 DB shall at the time of termination provide to the Purchaser (i) any material information in relation to the circumstances giving rise to such Full Enforcement that has not already been provided to the Purchaser and (ii) such information as the Purchaser will require in order to determine the amount of Subsequent Sale Net Proceeds that is not less than the amount of Compass Net Proceeds.

5.20	Following any Enforcement Termination

(a)	this Agreement shall cease to have any effect immediately except for the provisions of Clauses 5.15 to 5.22 and the Surviving Provisions;

(b)	DB shall offer a reasonable opportunity for the CEO of the Purchaser to discuss with the Head of Corporate Investments of DB (or such other persons employed by DB as the Purchaser may reasonably request) how a Subsequent Sale Contract with the Purchaser might be entered into. Nothing in Clauses 5.15 to 5.22 shall require DB to enter into (or commit to enter into) a Subsequent Sale Contract with the Purchaser or any of its Affiliates.

(c)	DB hereby agrees to negotiate exclusively with the Purchaser for a period of 2 Business Days following the date of such termination with a view to negotiating a possible Subsequent Sale Contract with the Purchaser or any of its Affiliates; and

(d)	during such 2 Business Day period, provided that the Purchaser confirms in writing its intention to work diligently towards entering into a Subsequent Sale Contract under which the Subsequent Sale Net Proceeds are not less than the Compass Proceeds, DB will enter into (or will procure that AGH enters into) an exclusivity agreement with the Purchaser on substantially the same terms as the exclusivity agreement dated 29 March 2012 between the Purchaser and AGH relating to the Transaction, other than the following:

(i)	there will be a 90 day period of exclusivity (the “Exclusivity Period”);

(ii)	during the Exclusivity Period DB and the Purchaser shall negotiate in good faith in relation to a sale of the Group for an amount of Subsequent Sale Net Proceeds that is not less than the amount of Compass Net Proceeds and otherwise on terms substantially equivalent to those set out in this Agreement taking into account any changes to the transaction structure to the extent required as a result of steps taken in anticipation of or following the Full Enforcement.

5.21	If (a) no Subsequent Sale Contract is entered into with the Purchaser or any of its Affiliates and (b) the Purchaser remains committed throughout the Exclusivity Period to working in good faith towards entering into a Subsequent Sale Contract on the terms set out in Clause 5.20(d)(ii), and (c) within 12 months following any Enforcement Termination one or more Subsequent Sale Contracts are entered into with any person other than the Purchaser or any of its Affiliates pursuant to which, in aggregate, the amount of Subsequent Sale Net Proceeds are in excess of the amount of the Compass Net Proceeds, DB shall pay to the Purchaser an amount equal to the lesser of:

(a)	the amount of such excess; and

(b)	the aggregate of:

(i)	the Purchaser’s third-party advisory costs, fees or expenses, including any legal, accounting, financial or other advisers’ fees (and including all Taxes thereon to the extent irrecoverable), incurred, paid or payable by the Purchaser or any of its Affiliates with respect to the preparation, negotiation and implementation of:

(A)	this Agreement and all other Transaction Documents;

(B)	a Subsequent Sale Contract;

(C)	the Debt Financing; and

(ii)	the costs incurred by the Purchaser pursuant to arrangements entered into relating to the Debt Financing, including any commitment, availability or underwriting fees payable to any person.

5.22	Any amount due pursuant to Clause 5.21 shall become payable to the Purchaser on the receipt by DB of the Subsequent Sale Proceeds giving rise to the obligation to make such payment.

5.23	The Purchaser and DB agree to discuss in good faith the provision by the Group, with effect from Completion, of security, collateral or other forms of credit support in a form satisfactory to the Purchaser and DB in relation to the foreign exchange contracts between DB or its Affiliates and the Group that exist at the date of this Agreement or are entered into prior to Completion.

5.24	At least 15 days prior to Completion, DB shall notify the Purchaser and the Vendor that the foreign exchange contracts entered into between DB or its Affiliates and the Group with a date of expiry after the Completion Date will either:

(a)	close-out or otherwise terminate at Completion, such notice being a “Close-out Notice”; or

(b)	survive Completion without being terminated.

5.25	The Purchaser agrees that, notwithstanding the provisions of Clause 5.1, on or prior to Completion:

(a)	the Vendor, the Vendor Group, Argon and the Indirect Interest Holders shall be entitled to novate or otherwise transfer, to a Group Company, some or all of the rights and/or obligations of any engagement letters entered into by the Vendor, the Vendor Group, Argon or the Indirect Interest Holders with advisers (including legal, accounting or financial advisers) in relation to the Transaction and, for the avoidance of doubt, any costs, fees or expenses incurred, paid or payable by any Group Company under such engagement letters shall constitute Transaction Costs; and

(b)	the Group shall be entitled to waive or otherwise extinguish the Intra-Group Balances.

5.26	The Vendor shall procure that no member of the Vendor Group or any Group Company shall send any drawdown notice or other request for funds under the DB Revolving Facilities or the RCF Intra Group Loan Agreement (as applicable) following the delivery of such notice.

6.	COMPLETION

6.1	Completion shall take place at the offices of the Purchaser’s Solicitors in New York (or at any other place outside the United Kingdom as agreed in writing by the Primary Indirect Interest Holders and the Purchaser):

(a)	provided that the Marketing Period has completed:

(i)	on the first Business Day of the month immediately following the satisfaction (or waiver) of the Anti-trust Conditions, if the Anti-trust Conditions have been satisfied (or waived) not less than 15 days prior to the end of the month in which they are satisfied (or waived); or

(ii)	on the date that is 20 days (or nearest subsequent Business Day if such date is not a Business Day) following the satisfaction (or waiver) of the Anti-trust Conditions, if the Anti-trust Conditions have been satisfied (or waived) less than 15 days prior to the end of the month in which they are satisfied (or waived), and provided always that, if the effect of this Clause 6.1 would otherwise be that the Completion Date would be in the period from 17 December 2012 to 31 December 2012, DB shall have the option, exercised by written notice to the Purchaser and the other Indirect Interest Holders within five Business Days of the satisfaction (or waiver) of the Anti-trust Conditions, to defer the Completion Date to the fifth Business Day in January 2013;

(b)	if Completion is deferred in accordance with Clauses 6.1(a), 6.5, 6.6 or 6.7, on the date to which it is deferred; or

(c)	on any other date agreed in writing by the Primary Indirect Interest Holders and the Purchaser.

6.2

(a)	The Vendor shall provide to the Purchaser not less than 14 days prior to Completion (or such other period agreed in writing by the Primary Indirect Interest Holders and the Purchaser):

(i)	the Vendor’s Interim Updated Disclosure Letter; and

(ii)	the information set out in paragraph 1.1 of Schedule 10 (Completion Statement);

(b)	The Purchaser shall provide to the Vendor at least 10 days prior to Completion (or such other period agreed in writing by the Primary Indirect Interest Holders and the Purchaser):

(i)	written confirmation that it is not aware of any circumstances at that date that would cause the Conditions in Clause 4.1(g) (Material Warranty Breach), (h) (Material Interim Covenant Breach) or (i) (Company Material Adverse Effect) to fail to be satisfied on Completion provided that such written confirmation shall not constitute a waiver of such conditions or affect the rights of the Purchaser under Clause 4 (Conditions) of this Agreement; and

(ii)	any comments, questions or amendments to the information provided by the Vendor pursuant to Clause 6.2(a)(ii);

(c)	Upon receipt of the written confirmation from the Purchaser under Clause 6.2(b)(i), the Vendor and the Purchaser shall prior to Completion comply with their respective obligations in relation to the implementation of the Pre-Completion Restructuring, to the extent not already done; and

(d)	The Vendor shall provide to the Purchaser not less than 5 days prior to Completion (or such other period agreed in writing by the Primary Indirect Interest Holders and the Purchaser): (i) the information set out in paragraph 1.3 of Schedule 10 (Completion Statement); and (ii) its reasonable estimate of the amounts needed to discharge the RCF Intra Group Debt in full upon Completion, and on the day prior to Completion it shall update its reasonable estimate in relation to such amount and (iii) the Completion Payable Amount and the Overdue Interest (if any).

6.3	At Completion:

(a)	the Vendor shall perform the obligations on it listed in paragraph 1.1 of Schedule 4 (Completion Obligations);

(b)	each Indirect Equity Holder shall severally perform the obligations on it listed in paragraph 1.2 of Schedule 4 (Completion Obligations);

(c)	each Debt Holder shall severally perform the obligations on it listed in paragraph 1.3 of Schedule 4 (Completion Obligations);

(d)	each Manager shall severally perform the obligations on him/her listed in paragraph 1.4 of Schedule 4 (Completion Obligations); and

(e)	the Purchaser shall perform the obligations on it listed in paragraph 2 of Schedule 4 (Completion Obligations).

All documents and items delivered and payments made in connection with Completion shall be held by the recipient to the order of the person delivering them until such time as Completion takes place.

6.4	Without prejudice to any other rights and remedies the Purchaser may have, the Purchaser shall not be obliged to complete the sale and purchase of any of the Interests and the assumption of the AI Payable unless the sale and purchase of all of the Interests and the assumption of the AI Payable is completed simultaneously.

6.5	Without prejudice to any other rights and remedies the Purchaser may have under this Agreement, if the Vendor and each of the Indirect Interest Holders does not comply with its material obligations under Clause 6.3, the Purchaser may proceed to Completion as far as practicable (without limiting its right to claim damages in respect of the breach or any other rights and remedies it may have) or defer Completion to a date being not more than 20 Business Days following the date on which Completion would otherwise have taken place (so that the provisions of this Clause 6 (Completion) shall apply to Completion so deferred) provided that such deferral may only occur once and shall not defer Completion to a date following the Long Stop Date.

6.6	Notwithstanding Clause 6.1(a):

(a)	if the Conditions (other than Clause 4.1(j) and 4.1(l) and the Anti-trust Conditions) have not been satisfied (or waived or deemed satisfied) prior to the date scheduled for Completion in accordance with Clause 6.1(a), the Completion Date shall be deferred by 20 days or such other period as agreed between the Purchaser and the Primary Indirect Interest Holders; or

(b)	if the information provided by the Vendor to the Purchaser pursuant to Clause 6.2(a)(ii) or the amendments proposed by the Purchaser to the Vendor in relation thereto pursuant to Clause 6.2(b)(ii), indicate that the amount of the purchase price reductions pursuant to Clauses 3.1(a)(i) to 3.1(a)(iii) (inclusive) shall be in excess of €150 million, the Completion Date shall be deferred to the last day of the following month if the Primary Indirect Interest Holders or the Purchaser believe, acting reasonably based on seasonal fluctuations in the Group’s business in prior years, that the effect of such deferral will be that the purchase price reductions pursuant to Clauses 3.1(a)(i) to 3.1(a)(iii) (inclusive) will be less than €150 million, provided that, in each case, the Completion Date shall not be deferred to a date following the Long Stop Date.

6.7	Without prejudice to any other rights and remedies the Purchaser may have under this Agreement, if the Vendor has not provided the Purchaser with the Minimum Financing Information at least 40 days prior to the Long Stop Date, the Purchaser will notify the Vendor and the Primary Indirect Interest Holders of such non-provision of the Minimum Financing Information (specifically identifying all Minimum Financing Information which has not been provided) and, provided that the Vendor provides the Minimum Financing Information by 13 February 2013, Completion shall take place on the Long Stop Date, subject to the other Conditions having been satisfied or waived or deemed satisfied by such date.

6.8	The Vendor and each Indirect Interest Holder (other than the Managers) shall procure that, at Completion, each Group Company is released from all Third Party Guarantees given by it of the obligations of the Vendor or member of the Vendor’s Group or (as the case may be) of that Indirect Interest Holder or member of that Indirect Interest Holder Group.

6.9	With effect from Completion, the Vendor and each Indirect Interest Holder severally waives any rights and remedies it may have against the Purchaser (or any of its Representatives) or any Group Company or any of their respective present or former employees, directors, agents, officers or advisers with respect to claims arising out of any information, opinion or advice supplied or given (or omitted to be supplied or given) in connection with the Transaction, the Restructuring Deed or otherwise other than in the case of fraud or wilful concealment. None of the foregoing shall limit any party’s rights under the Restructuring Deed (other than any Group Company) or the letter entered into between, amongst others, DB, Nitrogen, Landsbanki, Claudio Albrecht and Peter Prock dated 28 February 2012 in relation to the Transaction.

7.	POST-COMPLETION OBLIGATIONS

7.1	As soon as reasonably practicable after Completion and in any event within six months of Completion the Vendor shall (and the Vendor shall procure that the members of the Vendor Group shall) send to the Purchaser (at the Purchaser’s registered office) all records, correspondence, documents, files, memoranda and other papers which solely relate to any Group Company in its possession or under its control.

7.2	Each of the Indirect Interest Holders undertakes to the Purchaser to procure that, as soon as reasonably practicable after the Completion Date and in any event within 30 Business Days therefrom, the name of any member of the Vendor Group which consists of or incorporates the name “Actavis” or any word or phrase which is capable of confusion with the name “Actavis” is changed to a name which does not include the name “Actavis” or any word or phrase which, in the reasonable opinion of the Purchaser, is capable of confusion therewith.

7.3	For a period of ten years after Completion, the Purchaser shall procure that each of the Vendor, the Indirect Interest Holders, Argon and each of the Managers and their duly authorised agents are (on reasonable notice in writing to the Purchaser) afforded such reasonable access to the books, accounts, personnel, correspondence and documentation of the Group and such other reasonable assistance as may be reasonably required to enable the Vendor, each Indirect Interest Holder, Argon and each of the Managers to comply with its respective Tax obligations (or other legal or regulatory requirements) or facilitate the management or settlement of its respective Tax affairs or to prepare accounts or annual returns for any Indirect Interest Holder or any member of the Vendor Group or Argon or to facilitate or assist with the liquidation of the Vendor Group or Argon following Completion.

7.4	For a period of 12 months after the Completion Date, the Purchaser shall use its reasonable endeavours to maintain Directors and Officers liability insurance of the Group on substantially the same terms and similar level of cover as those in force as at the date of this Agreement.

8.	WARRANTIES

8.1	As at the date of this Agreement the Vendor and each Manager (each, a “Warrantor”) severally warrants to the Purchaser in the terms set out in Schedule 5 (Vendor Warranties) (the “Signing Warranties”).

8.2	The warranties in Clause 8.1 shall be repeated by the Warrantors immediately before Completion by reference to the facts, matters and circumstances then existing and any reference made to the date of this Agreement (whether express or implied) in relation to any of such warranties (other than paragraph 4.4 of Schedule 5 (Vendor Warranties)) shall be construed, in relation to such repetition, as a reference to the Completion Date (the “Completion Warranties”).

8.3	The Warranties and the warranties given pursuant to Clauses 8.7 and 8.8 are given subject to matters Disclosed. In respect of Warranties given by a Manager which are subject to awareness of the Vendor, the Warranties given by such Manager shall be deemed to be given subject to the Manager’s awareness and not the Vendor’s awareness.

8.4	References in the Vendor’s Disclosure Letter and the Vendor’s Updated Disclosure Letter to paragraph numbers shall be to the paragraphs in Schedule 5 (Vendor Warranties) to which the disclosure is most likely to relate. Such references are given for convenience only and shall not limit the effect of any of the disclosures, all of which are made against the warranties in Schedule 5 (Vendor Warranties) as a whole.

8.5	Each of the Warranties is separate and independent and, unless otherwise specifically provided, shall not be restricted or limited by reference to any other warranty or term of this Agreement.

8.6	Any Claim, Indirect Interest Holder Claim or Tax Claim shall be subject to the provisions of this Clause 8 (Warranties) and Schedule 8 (Limitations on Liability) and, in the case of Tax Claims, Schedule 9 (Tax Covenant) (provided that any Tax Claim shall only be subject to the provisions of Schedule 8 (Limitations on Liability) to the extent specifically provided therein).

8.7	As at the date of this Agreement:

(a)	Landsbanki warrants to the Purchaser in the terms set out in paragraphs 1, 2.1, 3.3 and 3.4 of Schedule 7 (Debt Holder Warranties);

(b)	DB warrants to the Purchaser in the terms set out in paragraphs 1, 2.2, 3.1 and 3.2 of Schedule 7 (Debt Holder Warranties);

(c)	each Indirect Equity Holder severally warrants to the Purchaser in the terms set out in Part 1 of Schedule 6 (Indirect Equity Holder and Managers’ Warranties); and

(d)	each Manager severally warrants to the Purchaser in the terms set out in Part 2 of Schedule 6 (Indirect Equity Holder and Managers’ Warranties).

8.8	Each warranty in Clause 8.7 shall be repeated by the relevant party immediately before Completion by reference to the facts, matters and circumstances then existing and any reference made to the date of this Agreement (whether express or implied) in relation to any of such warranties (other than paragraphs 2.1(d) and 2.2(d) of Schedule 7 (Debt Holder Warranties)) shall be construed, in relation to such repetition, as a reference to the Completion Date.

8.9	The Vendors and each Indirect Interest Holder acknowledges that the Purchaser is entering into this Agreement on the basis of and in express reliance on the Warranties, and the warranties given pursuant to Clauses 8.7 and 8.8.

9.	WARRANTY ESCROW ACCOUNT

9.1

As soon as practicable following the settlement of any Claim, Tax Warranty Claim or Specified Claim (other than a Transfer Pricing Claim under the Tax Covenant) which was notified to the Vendor prior to the Warranty Escrow Account Release Date in accordance with paragraph 2.1(a) of Schedule 8 (Limitations on Liability) and in respect of which there is a Due Amount, the Primary Indirect Interest Holders and the Purchaser shall jointly instruct the Warranty Escrow Agent in writing to pay to the Purchaser out of the Warranty Escrow Account the Due Amount or, if less, the amount standing to the credit of the Warranty Escrow Account.

9.2	The Primary Indirect Interest Holders and the Purchaser shall, as soon as reasonably practicable, jointly instruct the Warranty Escrow Agent in writing to pay from the Warranty Escrow Account to the Vendor:

(a)	on the Business Day following the Warranty Escrow Account Release Date, an amount equal to the balance standing to the credit of the Warranty Escrow Account less an amount equal to the Purchaser’s reasonable estimate (supported by a written opinion of a QC) of any Claims, Specified Claims (other than a Transfer Pricing Claim under the Tax Covenant) or Tax Warranty Claims that have been notified to the Primary Indirect Interest Holders prior to that date in accordance with paragraph 2.1(a) of Schedule 8 (Limitations on Liability) (if any) but have not been settled and less an amount equal to any amounts which are the subject of a written demand which has been made by or on behalf of the Purchaser in accordance with paragraph 4 of Schedule 9 (Tax Covenant), but for which the due day of payment has not yet fallen due; and

(b)	following settlement of such Claims, Specified Claims or Tax Warranty Claims referred to in Clause 9.2(a) above or payment of any liability of the Vendor under Schedule 9 (Tax Covenant) pursuant to paragraph 4.1 of Schedule 9 (Tax Covenant), an amount equal to any remaining balance standing to the credit of the Warranty Escrow Account.

9.3	For the purposes of this Clause 9 (Warranty Escrow Account), a Claim, Tax Warranty Claim or Specified Claim (other than a Transfer Pricing Claim under Schedule 9 (Tax Covenant)) shall be settled if:

(a)	the Purchaser and the Primary Indirect Interest Holders so agree in writing;

(b)	such Claim, Tax Warranty Claim or Specified Claim has been withdrawn; or

(c)	such Claim, Tax Warranty Claim or Specified Claim has been determined by a court of competent jurisdiction from which there is no right of appeal or from whose judgment the Vendor or the Purchaser are debarred by passage of time or otherwise from making an appeal.

9.4	Neither the Purchaser nor any Indirect Interest Holder shall seek in any way to delay or impede the release of any amount from the Warranty Escrow Account in accordance with the terms of this Agreement.

9.5	Notwithstanding that the Warranty Escrow Amount is deposited in the name of DB, the whole amount thereof shall remain the property of the Vendor, which shall be entitled to the entire legal and beneficial interests therein, save that the Purchaser shall acquire the property in the moneys comprised therein at the same time as, and to the extent only that, such moneys are released to the Purchaser in accordance with this Clause 9 (Warranty Escrow Account).

9.6

Any interest that may accrue on the credit balance of the Warranty Escrow Account shall be credited to the Warranty Escrow Account and any payment of principal out of the Warranty Escrow Account under this Clause 9 (Warranty Escrow Account) shall include a payment of the interest earned on such principal sum by the Warranty Escrow Account from the Completion Date, other than where such determination provides for any element of interest on such award. The liability to Taxation on any interest on any amount in the Warranty Escrow Account shall be borne by the party ultimately entitled to that amount.

9.7	Neither the Primary Indirect Interest Holders nor the Purchaser shall instruct the Warranty Escrow Agent to release any amount from the Warranty Escrow Account otherwise than in accordance with this Clause 9 (Warranty Escrow Account) or Clause 11 (Indemnity).

10.	INTERIM COVENANT ESCROW ACCOUNT

10.1

(a)	Subject to Clauses 10.1(b) and 10.1(c), as soon as practicable following the settlement of any Aggregated Interim Covenant Escrow Claim (as defined below), other than a Transfer Pricing Claim under the Tax Covenant, in respect of which there is a Due Amount, the Primary Indirect Interest Holders and the Purchaser shall jointly instruct the Interim Covenant Escrow Agent in writing to pay to the Purchaser out of the Interim Covenant Escrow Account such Due Amount or, if less, the amount standing to the credit of the Interim Covenant Escrow Account.

(b)	The Vendor shall not be liable in respect of any Interim Covenant Claim or Fraud-based Interim Covenant Escrow Claim unless the aggregate amount of the liability of the Vendor for all Interim Covenant Claims, Specified Claims and Fraud-based Interim Covenant Escrow Claims (the “Aggregated Interim Covenant Escrow Claims”) exceeds the lesser of (x) the Completion Cash Excess and (y) €20 million, in which case the Vendor shall be liable for the excess only above such amount and not the entire amount of such Interim Covenant Claims and Fraud-based Interim Covenant Escrow Claims.

(c)	The Vendor shall not liable in respect of any Specified Claim unless the aggregate amount of the liability of the Vendor for all Aggregated Interim Covenant Escrow Claims exceeds the lesser of (x) the Completion Cash Excess and (y) €10 million, in which case the Vendor shall be liable for the excess only above such amount and not the entire amount of such Specified Claims.

(d)	To the extent that the Completion Cash Excess is not yet known (due to the Completion Statement not having become binding in accordance with Schedule 10 (Completion Statement)) and there are any Due Amounts in relation to any Aggregated Interim Covenant Escrow Claims (each, a “Pre-Completion Statement Settled Claim Amount”), such Pre-Completion Statement Settled Claim Amounts shall be paid in accordance with Clause 10.1(a), provided that, following confirmation of the Completion Cash Excess in accordance with Schedule 10 (Completion Statement), the Purchaser shall repay to the Vendor on demand within 5 Business Days an amount equal to any Pre-Completion Statement Settled Claims Amount (or portion thereof) for which the Vendor was not liable pursuant to the limitations set out in Clause 10.1(b) and 10.1(c).

10.2	The Primary Indirect Interest Holders and the Purchaser shall, as soon as reasonably practicable, jointly instruct the Interim Covenant Escrow Agent in writing to pay:

(a)	on the Business Day following the Interim Covenant Escrow Account Release Date and before any payment is made pursuant to Clause 10.2(b), the lesser of:

(i)	€30 million less the amount of any Specified Claims for which a Due Amount has been paid to the Purchaser; or

(ii)	the amount standing to the credit of the Interim Covenant Escrow Account,

to the Warranty Escrow Agent into the Warranty Escrow Account;

(b)	on the Business Day following the Interim Covenant Escrow Account Release Date an amount equal to the balance standing to the credit of the Interim Covenant Escrow Account less an amount equal to the Purchaser’s reasonable estimate (as supported by a written opinion of a QC) of the sum of any Aggregated Interim Covenant Escrow Claims that have been notified to the Primary Indirect Interest Holders prior to that date in accordance with paragraph 2.1(a) of Schedule 8 (Limitations on Liability) (if any) but have not been settled and an amount equal to any Transfer Pricing Claims which are Specified Claims and which are the subject of a written demand which has been made by or on behalf of the Purchaser in accordance with paragraph 4 of Schedule 9 (Tax Covenant), but for which the due day of payment has not yet fallen due, to the Vendor; and

(c)	following settlement of such Interim Covenant Claims referred to in Clause 10.2(b), an amount equal to any remaining balance standing to the credit of the Interim Covenant Escrow Account, to the Vendor.

10.3	For the purposes of this Clause 10 (Interim Covenant Escrow Account), an Aggregated Interim Covenant Escrow Claim (other than a Transfer Pricing Claim under Schedule 9 (Tax Covenant)) shall be settled if:

(a)	the Purchaser and the Primary Indirect Interest Holders so agree in writing;

(b)	such Aggregated Interim Covenant Escrow Claim has been withdrawn; or

(c)	such Aggregated Interim Covenant Escrow Claim has been determined by a court of competent jurisdiction from which there is no right of appeal or from whose judgment the Vendor or the Purchaser are debarred by passage of time or otherwise from making an appeal.

10.4	Except in the case of fraud or wilful concealment by the Vendor, the Purchaser’s recovery for losses, costs and expenses in respect of any Interim Covenant Breaches shall be limited to the Interim Covenant Escrow Amount. To the extent specifically provided in Schedule 8, the applicable provisions of Schedule 8 (Limitations on Liability) shall apply in respect of all Aggregated Interim Covenant Escrow Claims.

10.5	Neither the Purchaser nor any Indirect Interest Holder shall seek in any way to delay or impede the release of any amount from the Interim Covenant Escrow Account in accordance with the terms of this Agreement.

10.6	Notwithstanding that the Interim Covenant Escrow Amount is deposited in the name of DB, the whole amount thereof shall remain the property of the Vendor, which shall be entitled to the entire legal and beneficial interests therein, save that the Purchaser shall acquire the property in the moneys comprised therein at the same time as, and to the extent only that, such moneys are released to the Purchaser in accordance with this Clause 10 (Interim Covenant Escrow Account).

10.7

Any interest that may accrue on the credit balance of the Interim Covenant Escrow Account shall be credited to the Interim Covenant Escrow Account and any payment of principal out of the Interim Covenant Escrow Account under this Clause 10 (Interim Covenant Escrow Account) shall include a payment of the interest earned on such principal sum by the Interim Covenant Escrow Account from the Completion Date, other than where such determination provides for any element of interest on such award. The liability to Taxation on any interest on any amount in the Interim Covenant Escrow Account shall be borne by the party ultimately entitled to that amount.

10.8	Neither the Primary Indirect Interest Holders nor the Purchaser shall instruct the Interim Covenant Escrow Agent to release any amount from the Interim Covenant Escrow Account otherwise than in accordance with this Clause 10 (Interim Covenant Escrow Account) or Clause 11 (Indemnity).

10.9	Where the limitations set out in Schedule 8 (Limitations on Liability) in relation to a Claim, Specified Claim or Tax Claim (other than paragraph 9 of Schedule 8 (Limitations on Liability)), do not apply as a consequence of the fraud of a Warrantor (a “Fraud-based Claim”) and:

(a)	as a result of Claims, Tax Claims and Specified Claims (including Fraud-based Claims), the Purchaser has exhausted its recourse to the Warranty Escrow Account (and, in the case of a Specified Claim, the amount specified in paragraph 1.1(c) of Schedule 8 (Limitations on Liability)); and

(b)	as a result of Claims and Tax Claims (including Fraud-based Claims other than Fraud-based Claims in relation to Specified Claims), the Purchaser has exhausted its recourse in full to the Warranty and Indemnity Insurance Policy and provided that its Claims or Tax Claims against the Warranty and Indemnity Insurance Policy have not failed or been excluded, then, to the extent its Fraud-based Claims have not been settled in full pursuant to (a) and (b) above, the Purchaser shall be entitled to:

(i)	make a claim up to the balance standing to the credit of the Interim Covenant Escrow Account; and

(ii)	make a claim for such amounts that have been paid to the Vendor out of the Interim Covenant Escrow Account in accordance with Clause 10.2, provided that such Fraud-based Claims are notified by the Purchaser in accordance with paragraph 2.1(a) of Schedule 8 prior to 31 March 2014,

(such Fraud-based Claims made pursuant to Clause 10.9(b)(i) or 10.9(b)(ii), being a “Fraud-based Interim Covenant Escrow Claim”).

11.	INDEMNITY

11.1	The Vendor undertakes to pay to the Purchaser on demand an amount equal to all losses, costs and expenses which may be suffered or incurred by any member of the Purchaser Group or any Group Company and which arise directly or indirectly in connection with any facts, matters or circumstances Disclosed which have resulted in a violation or alleged violation of any Bribery Legislation, provided that the Vendor shall only be liable for 50 per cent. of all defence costs (including all reasonable professional costs and expenses), settlement costs and fines or civil or administrative penalties relating thereto, and provided that the Vendor shall not be liable for any voluntary internal audit or other investigatory costs linked to any voluntary disclosure, incurred by any member of the Purchaser Group or any Group Company prepared before any audit or investigation requested or commissioned by the US Department of Justice or any equivalent civil or criminal prosecutor or regulatory body (a “Bribery Indemnity Claim”).

11.2	The provisions of paragraphs 2, 3 and 4 of Schedule 9 (Tax Covenant) shall apply to any Bribery Indemnity Claim in respect of a Tax liability of a Group Company.

11.3	The Purchaser shall notify the Vendor of a Bribery Indemnity Claim in writing in accordance with paragraph 2.1(a) of Schedule 8 (Limitations on Liability), and in such notice the Purchaser shall specify whether any Due Amount arising with respect to such Bribery Indemnity Claim is to be settled from the Warranty Escrow Account and/or the Interim Covenant Escrow Account.

11.4	To the extent specifically provided in Schedule 8 (Limitations on Liability), the applicable provisions of Schedule 8 (Limitations on Liability) shall apply in respect of a Bribery Indemnity Claim.

12.	TAX COVENANT AND PRE-COMPLETION RESTRUCTURING

12.1	Unless expressly stated otherwise, the provisions of Schedule 9 (Tax Covenant) shall apply with effect from Completion.

12.2	The mutual obligations of the parties under the Pre-Completion Restructuring Paper shall take effect from the date of this Agreement.

13.	PURCHASER GROUP WARRANTIES AND LIMITATIONS

13.1	The Purchaser Guarantor warrants to the Vendor and the Indirect Interest Holders as at the date of this Agreement in the terms set out in Schedule 13 (Purchaser Guarantor Warranties) (the “Purchaser Guarantor Signing Warranties”).

13.2	The warranties in Clause 13.1 shall be repeated immediately before Completion and any reference made to the date of this Agreement (whether express or implied) in relation to any of such warranties shall be construed, in relation to such repetition, as a reference to the Completion Date (the “Purchaser Guarantor Completion Warranties”).

13.3	The Purchaser warrants to the Vendor and the Indirect Interest Holders as at the date of this Agreement in the terms set out in Schedule 14 (Purchaser Warranties) (the “Purchaser Signing Warranties”).

13.4	The warranties in Clause 13.3 shall be repeated immediately before Completion and any reference made to the date of this Agreement (whether express or implied) in relation to any of such warranties shall be construed, in relation to such repetition, as a reference to the Completion Date (the “Purchaser Completion Warranties”).

13.5	The Purchaser Group Warranties are given subject to matters Disclosed.

13.6	The Purchaser and the Purchaser Guarantor acknowledge that the Vendor and each Indirect Interest Holder is entering into this Agreement on the basis of and in express reliance on the Purchaser Group Warranties.

13.7	Each of the Purchaser Group Warranties is separate and independent and, unless otherwise specifically provided, shall not be restricted or limited by reference to any other warranty or term of this Agreement.

13.8

Neither the Purchaser nor the Purchaser Guarantor shall be liable in respect of any claim for breach of the Purchaser Group Warranties set out in Schedule 13 (Purchaser Guarantor Warranties) (other than paragraph 1 of Schedule 13 (Purchaser Guarantor Warranties) and Schedule 14 (Purchaser Warranties), unless the Vendor or an Indirect

Interest Holder has given notice in writing of such claim to the Purchaser or the Purchaser Guarantor prior to Completion, provided that the liability of the Purchaser and the Purchaser Guarantor in respect of a claim for breach of a warranty in paragraph 1 of Schedule 13 (Purchaser Guarantor Warranties) and Schedule 14 (Purchaser Warranties) shall not exceed the amount of the Final Cash Consideration received by the Indirect Equity Holders and Argon.

14.	CONFIDENTIALITY AND ANNOUNCEMENTS

14.1	Subject to Clause 14.5:

(a)	each party shall treat as strictly confidential the provisions of this Agreement and the other Transaction Documents and the process of their negotiation;

(b)	the Vendor and each Indirect Interest Holder shall treat as strictly confidential any information received or held by it or any of its Representatives which relates to the Purchaser Group or, following Completion, any of the Group Companies; and

(c)	the Purchaser shall treat as strictly confidential any information received or held by the Purchaser or any of its Representatives which relates to the Vendor Group or an Indirect Interest Holder Group or, prior to Completion, any of the Group Companies,

(together “Confidential Information”); and

(d)	each party shall not, except with the prior written consent of the Primary Indirect Interest Holder or the Purchaser (as applicable) (which shall not be unreasonably withheld or delayed), make use of (save for the purposes of performing its obligations under this Agreement) or disclose to any person (other than its Representatives, providers of finance for the purposes of the Transaction in accordance with Clause 14.2) any Confidential Information.

14.2	Each party undertakes that it shall only disclose Confidential Information to its Representatives, providers of finance for the purposes of the Transaction where it is reasonably required for the purposes of performing its obligations under this Agreement or the other Transaction Documents and only where such recipients are informed of the confidential nature of the Confidential Information and the provisions of this Clause 14 (Confidentiality and Announcements) and instructed to keep such Confidential Information confidential consistent with the terms of this Agreement (subject, in the case of counsel and accountants, their respective professional duties). Each party shall be responsible for breaches by its Representatives of this Clause 14 (Confidentiality and Announcements).

14.3	Subject to Clauses 14.4 and 14.5, no party shall make any announcement (including any communication to the public, to any customers, suppliers or employees of any of the Group Companies) concerning the subject matter of this Agreement without the prior written consent of the Primary Indirect Interest Holders and the Purchaser (which shall not be unreasonably withheld or delayed).

14.4	As soon as practicable after the execution of this Agreement the parties shall procure that a joint announcement of the Transaction is made by way of press release in the Agreed Form.

14.5	Clauses 14.1 and 14.3 shall not apply if and to the extent that the party using or disclosing Confidential Information or making such announcement can demonstrate that:

(a)	such disclosure or announcement is required by (i) Law (including pursuant to any legal process, such as winding-up procedures, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process), (ii) any stock exchange (including the NYSE) on which a party’s securities (or those of its ultimate holding company) are listed, or (iii) any other supervisory, regulatory, governmental or anti-trust body (including, for the avoidance of doubt, any Tax Authority) having applicable jurisdiction over such party (including, for the avoidance of doubt, any disclosure to a party’s regulators (and, to the extent required by the rules of such body, those of its Affiliates) or in the course of inspections, examinations or inquiries by regulatory agencies and self-regulatory organizations that have requested or required the inspection of records that contain or reflect Confidential Information); and

(b)	the Confidential Information concerned has come into the public domain other than through its fault (or that of its Representatives) or the fault of any person to whom such Confidential Information has been disclosed in accordance with this Clause 14.5 or such information was furnished to it by a third party without knowledge on the part of such party of any breach of a duty of confidentiality by such third party in respect of such information, or such information was independently developed by a party without use of Confidential Information.

14.6	Clauses 14.1 and 14.3 shall not apply if and to the extent that the party or its Affiliates is disclosing Confidential Information to any Tax Authority (including the provision of information voluntarily) in connection with its or its Affiliate’s Tax affairs.

14.7	The provisions of this Clause 14 (Confidentiality and Announcements) shall survive termination of this Agreement or Completion, as the case may be, and shall continue in respect of Confidential Information until such time as the information ceases to be confidential.

14.8	This Clause 14 (Confidentiality and Announcements) is intended to ensure that the sale of the Interests (or any other transaction contemplated by this Agreement) will be treated as not having been offered under “conditions of confidentiality” for purposes of section 1.6011 4(b)(3) of the U.S. Treasury Regulations (or any successor provision) and for purposes of any similar provision of any applicable Law, and shall be construed in a manner consistent with such purpose. In furtherance of this purpose, and notwithstanding anything herein or in any other document, agreement or understanding relating to the sale of Interests (or any other transaction contemplated by this Agreement), no party (or its Affiliates) imposes any limitation (whether legally binding or not) on the disclosure by the other party of the U.S. federal, state or local tax treatment or tax structure of the sale of the Interests (or any such other transaction). For these purposes, “Tax treatment” means any purported or claimed tax treatment, and “tax structure” means any fact that may be relevant to understanding the tax treatment. This Clause 14.8 applies only to the tax treatment and tax structure referred to herein, and is not intended to permit disclosure of any other item, detail or information.

15.	FURTHER ASSURANCE

15.1

The Purchaser, the Purchaser Guarantor, the Vendor, and each Indirect Interest Holder (other than each Manager) and each Manager (in its capacity as an Indirect Interest Holder and not as an employee or officer of a Group Company) shall (and the Vendor shall procure that the Vendor Group shall), at its own cost, promptly execute and deliver all such documents and do all such things and provide all such information and assistance (excluding in the case of DB (i) exercising any rights in relation to the DB Purchaser Services or (ii) where to do so would be inconsistent with the DB Rights), as the Vendor or an Indirect Interest Holder or (as the case may be) the Purchaser may from time to time reasonably require for the purpose of giving full effect to the provisions of this Agreement and to secure for that person the full benefit of the rights, powers and remedies conferred upon it under this Agreement provided that the obligations of the Vendor under this Clause 15.1 shall terminate with effect on the date falling six months after the Completion Date, however DB shall not be under any obligation under this Clause 15.1 where such obligations would conflict with its rights under the Restructuring Deed.

15.2	The Purchaser acknowledges that the Indirect Interest Holders intend to liquidate the Vendor Group and Argon as soon as is practicable following the date being six months after the Completion Date and the Purchaser shall not take any action to delay or otherwise frustrate the liquidation of the Vendor Group or Argon, and shall promptly provide all such information and assistance as the Primary Indirect Interest Holders may from time to time reasonably require (including providing access to financial and tax personnel of the Group) for the purpose of giving effect to the liquidation of the Vendor Group as soon as is practicable following the date being six months after the Completion Date provided that, for the avoidance of doubt, this Clause 15.2 shall not restrict the Purchaser from exercising any of its rights against the Vendor pursuant to this Agreement or prejudice any rights or remedies available to the Purchaser.

16.	ENTIRE AGREEMENT AND REMEDIES

16.1	This Agreement and the other Transaction Documents together set out the entire agreement between the parties relating to the sale and purchase of the Interests and the assumption of the AI Payable and, save to the extent expressly set out in this Agreement or any other Transaction Document, supersede and extinguish any prior drafts, agreements, undertakings, representations, conditions, warranties, promises, assurances and arrangements of any nature whatsoever and by whomsoever made, whether or not in writing, relating thereto (any of these, a “Superseded Representation”). This Clause 16.1 shall not exclude any liability for or remedy in respect of fraud or fraudulent misrepresentation.

16.2	If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement) unless:

(a)	such other agreement expressly states that it overrides this Agreement in the relevant respect; and

(b)	the parties to this Agreement are all either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

16.3

Save in respect of any liability for fraud or fraudulent misrepresentation (or the delay in the discovery of which is the consequence of fraud or fraudulent concealment), each of the parties agree and acknowledge that it has not relied on any Superseded Representation in entering into this Agreement or into any other Transaction Document or in making any decision in relation to the sale and purchase of the Interests, the assumption of the AI Payable or otherwise, and that it will not contend to the contrary. Each of the parties agree and acknowledge that other than in relation to fraud, it only has a right and remedy in relation to a Superseded Representation of and to the extent that the Superseded Representation is set out in this Agreement, and its only right and remedy shall be for breach of the terms of this Agreement. Each party waives all other rights and remedies that it may otherwise have had (including, without limitation, those in negligence, equity or arising under statute) in relation to any Superseded Representation not set out in this Agreement.

16.4	The parties agree that each party may be entitled to an injunction or injunctions to prevent breaches of and to enforce the specific performance of the other parties’ obligations under this Agreement, including in respect of the Purchaser and Purchaser Guarantor: (i) under paragraph 3 of Schedule 3 (Interim Period Obligations) hereof; and (ii) to consummate the Transaction if the Conditions shall be satisfied or waived or deemed waived by the Purchaser (other than those Conditions that by their nature can only be satisfied at Completion), and each party acknowledges that specific performance is an appropriate and expected remedy.

16.5	Any liability to the Purchaser under this Agreement may in whole or in part be released, compounded or compromised or time or indulgence given by the Purchaser in its absolute discretion as regards the Vendor or an Indirect Interest Holder under such liability without in any way prejudicing or affecting its rights against any other or others of the Vendor and each Indirect Interest Holder under the same or a like liability whether joint or several or otherwise.

16.6	This Clause 16.6 shall apply in relation to the Superseded Representations of each party and the waiver of rights and remedies (other than for any breach of the terms of this Agreement) against any party notwithstanding any fraud on the part of such party’s agents or on the part of any other person or entity other than such party.

16.7	Notwithstanding anything herein to the contrary, the Vendor and each Indirect Interest Holder agrees:

(a)	that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, involving a Financing Source or any of its Representatives in connection with this Agreement, the Debt Financing or the Transaction shall be brought exclusively in any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City; and the Vendor and each Indirect Interest Holder submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts;

(b)	not to bring or permit any of its Affiliates or representatives to bring or support anyone else in bringing any such action in any other court other than as provided above;

(c)	to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defence of an inconvenient forum to the maintenance of, any such action in any such court;

(d)	to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any right to trial by jury in any such action in any such court; and

(e)	no Financing Source nor any of their respective Representatives shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature and none of the Indirect Interest Holders, the Vendor, any member of the Group, or any of their respective Representatives shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature to any Financing Source or their Representatives.

16.8	The Purchaser and the Purchaser Guarantor each recognises and acknowledges that DB or one or more of its Affiliates may provide DB Purchaser Services after the date of this Agreement, and that, notwithstanding anything to the contrary in this Agreement or any other Transaction Document:

(a)	no act or omission of DB or any of its Affiliates in connection with providing any DB Purchaser Services shall constitute a breach of DB’s obligations under this Agreement or any other Transaction Document; and

(b)	DB shall not be required, in order to comply with its obligations under this Agreement or any other Transaction Document, under any circumstances to disclose to the Purchaser or any of its Affiliates any information that it receives in the course of providing the DB Purchaser Services (or to otherwise exercise, or refrain from exercising, its rights and remedies thereunder).

17.	POST-COMPLETION EFFECT OF AGREEMENT

17.1	Notwithstanding Completion:

(a)	each provision of this Agreement and any other Transaction Document not performed at or before Completion but which remains capable of performance;

(b)	the Warranties; and

(c)	all covenants, indemnities and other undertakings and assurances contained in or entered into pursuant to this Agreement or any other Transaction Document,

will remain in full force and effect until performed or they expire in accordance with the terms of this Agreement and Completion will not constitute a waiver of any rights of the Purchaser.

17.2	The Vendor and Argon shall provide the Purchaser with 30 days’ notice of its intention to liquidate the Vendor Group and Argon, respectively provided always that:

(a)	the Vendor and Argon shall not commence formal voluntary liquidation or winding-up proceedings in the six months following the Completion Date; and

(b)	nothing shall prejudice the rights of the Purchaser with respect to any claim notified to the Vendor or the Primary Indirect Interest Holders (as applicable) prior to the date of the delivery of such notice.

17.3	Except as provided in Clause 17.4 below, neither the Vendor nor Argon shall be liable in respect of any claim for breach of this Agreement unless the Purchaser or the Purchaser Guarantor has given notice in writing of such claim to the Vendor or Argon (as applicable) on or prior to the date which falls 5 months following the Completion Date.

17.4	Nothing in Clause 17.3 shall limit the rights of the Purchaser or Purchaser Guarantor in respect of any Claim, Tax Claim, Specified Claim, Interim Covenant Claim, or claim in respect of Clause 15 of this Agreement (Further Assurance), which shall be novated to novatees in accordance with the Deed of Novation and upon such novation occurring the Deed of Novation shall provide for a release of the Vendor and Argon from their obligations under this Agreement, in accordance with the Deed of Novation.

18.	WAIVER AND VARIATION

18.1	A failure or delay by a party to exercise any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy. For the avoidance of doubt, a written notice delivered by the Purchaser as contemplated by paragraph (b)(ii) of the definition of Mutually Agreed Condition Failure shall not constitute a waiver by the Purchaser of any of its rights under this Agreement.

18.2	A party that waives a right or remedy provided under this Agreement or by Law in relation to another party does not affect its rights in relation to any other party.

18.3	A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default.

18.4	No variation or amendment of this Agreement shall be valid unless it is with the consent in writing of all the parties, save that the Purchaser and the Primary Indirect Interest Holders shall be entitled to amend this Agreement without the consent of the other parties in writing, provided that no such amendment shall be made which would be materially and disproportionately adverse to the economic, tax or legal position of the Managers without the consent of the Managers’ Representative (with such consent not to be unreasonably withheld or delayed).

18.5	Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

18.6	Each Manager hereby irrevocably (by way of security for the performance of its obligations under this Agreement) appoints the Managers’ Representative as his agent (whether acting severally or jointly) with full authority on its behalf and in the Manager’s name or otherwise to do all acts and to execute and deliver such documents or deeds as are required by law or as may, in the reasonable opinion of the Managers’ Representative, be required to give effect to the matters reserved to it pursuant to the terms of this Agreement.

18.7	Each Manager acknowledges that in exercising the powers and authorities conferred by this Clause 18.7 upon the Managers’ Representative they shall not be acting, or be construed as acting, as the agent or trustee on behalf of any other person, and each Manager agrees that the Managers’ Representative shall have no liability whatsoever to any other party in relation to the exercise of those powers and authorities, save to a Manager in the case of fraud or wilful concealment.

19.	INVALIDITY

Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Laws of any jurisdiction then such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

20.	ASSIGNMENT

20.1	Except as provided in this Clause 20 (Assignment) or as the Purchaser and the Primary Indirect Interest Holders specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

20.2	Subject to Clause 20.5, the Purchaser may assign the benefit of this Agreement and/or of any other Transaction Document to which it is a party, in whole or in part, to, and it may be enforced (other than as set forth below) by:

(a)	any member of the Purchaser Group;

(b)	a Nominated Purchaser; or

(c)	any bank or financial institution lending money or making other banking facilities available to the Purchaser for the acquisition of the Interests and the assumption of the AI Payable, by way of security, or any refinancing thereof.

20.3	The Vendor and the members of the Vendor Group and Argon may assign the benefit of their rights under this Agreement as set out in the SPA Assignment Deed.

20.4	The Vendor and each Indirect Interest Holder may assign the benefit of Clause 27 (Purchaser Guarantee), in whole or in part, to, and it may be enforced by, any other person.

20.5	Any assignment made pursuant to this Clause 20 (Assignment) shall be on the basis that:

(a)	the Vendor, each Indirect Interest Holder and the Purchaser Guarantor (as applicable) may discharge its obligations under this Agreement to the assignor until it receives notice of the relevant assignment;

(b)	the liability of the Vendor and each Indirect Interest Holder to any assignee shall not be greater than its liability would have been to the Purchaser had not assignment occurred;

(c)	the liability of the Purchaser Guarantor to any assignee shall not be greater than its liability to the Vendor and each Indirect Interest Holder;

(d)	the Purchaser, the Purchaser Guarantor, the Vendor and each Indirect Interest Holder will remain liable for their respective obligations under this Agreement; and

(e)	in the case of an assignment in accordance with Clause 20.3 where the benefit of any rights is divided between two or more persons in specified proportions:

(i)	each assignee of a specified proportion of such rights shall hold a right independent of the proportions assigned to the other assignees;

(ii)	each assignee shall be entitled to take such steps, including legal proceedings, as it sees fit against the Purchaser in order to enforce its rights without need to include or join other assignees of the rights so divided; and

(iii)	no assignee of a specified proportion of such rights shall be bound or otherwise affected by any steps taken by, or judgments given in proceedings involving other assignees.

21.	PAYMENTS, SET OFF, DEFAULT INTEREST AND DOUBLE RECOVERY

21.1	Any payment to be made pursuant to this Agreement by the Purchaser to the Vendor or the Indirect Interest Holders shall be made to the Vendor’s Bank Account and any payment to be made pursuant to this Agreement by any party to the Purchaser shall be made to the Purchaser’s Bank Account, in each case by way of electronic transfer in immediately available funds on or before the due date for payment. Receipt of such sum in such account on or before the due date for payment shall be a good discharge by the payor of its obligation to make such payment.

21.2	Where any payment is made in satisfaction of a liability arising under this Agreement (including the payment of any Due Amount to the Purchaser from the Warranty Escrow Account, the Interim Covenant Escrow Account or the Contingent Consideration Escrow Account) it shall be an adjustment to the Final Cash Consideration.

21.3

All payments made by any party to this Agreement under this Agreement, or any of the other Transaction Documents, shall be made free from any set-off, counterclaim or other deduction or withholding of any nature whatsoever, except for deductions or withholdings required to be made by Law. If any deductions or withholdings are required by Law to be made from any such payments (other than a payment made pursuant to Clause 3 (Consideration), 4.7, 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account), 11 (Indemnity), Schedule 12 (Contingent Consideration) or paragraph 4 of Schedule 9 (Tax Covenant) or any payment of interest), the amount of the payment shall be increased by such amount as will, after the deduction or withholding has been made, leave the recipient of the payment with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding. If any deductions or withholdings are required by Law to be made from any payments made pursuant to Clause 3 (Consideration), 4.7, 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account), 11 (Indemnity), Schedule 12 (Contingent Consideration) or paragraph 4 of Schedule 9 (Tax Covenant) (excluding interest and dividends), and a deduction or withholding is actually made at the time of the payment the amount of the payment shall be increased by such amount as will, after the deduction or withholding has been made, leave the recipient with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding, less an amount equal to fifty per cent. of the amount of the withholding or deduction that has been made and, for the avoidance of doubt, paragraphs 11.1(a) and 11.2 of Schedule 9 (Tax Covenant) shall not apply to any Tax liability arising in respect of such deduction or withholding. If prior to making any payment pursuant to Clause 3 (Consideration), 4.7, 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account), 11 (Indemnity), Schedule 12 (Contingent Consideration) or paragraph 4 of Schedule 9 (Tax Covenant) (excluding interest and dividends), the payer becomes aware that it could be required by Law to withhold or deduct an amount pursuant to this Clause 21.3, it shall notify the recipient as soon as reasonably practicable and the payer and the recipient shall consult in good faith with a view to reducing or mitigating any such withholding or deduction. If the payer makes a deduction or withholding required by Law from any payment, it shall pay the full amount deducted or withheld to the relevant Tax Authority within the time allowed under applicable Law and shall deliver to the recipient of the payment as soon as reasonably practicable an original receipt or other appropriate evidence issued by the relevant Tax Authority evidencing the payment to such Tax Authority of all amounts so required to be deducted or withheld from such payment. If any additional amount is payable in respect of a payment out of the Warranty Escrow Account or the Interim Covenant Escrow Account pursuant to this Clause 21.3, the Primary Indirect Interest Holders and the Purchaser shall, as soon as reasonably practicable, jointly instruct the Warranty Escrow Agent or the Interim Covenant Escrow Agent, as appropriate, in writing to make such payments as are necessary to give effect to this Clause 21.3, to the extent that sufficient funds are standing to the credit of the relevant Escrow Account.

21.4	The recipient or expected recipient of a payment under this Agreement, or any of the other Transaction Documents shall take all reasonable steps to claim from the appropriate Tax Authority any exemption rate reduction, refund, credit or similar benefit (including pursuant to any relevant double tax treaty) to which it is entitled in respect of any deduction or withholding in respect of which a payment has been or would otherwise be required to be made pursuant to Clause 21.3 and, for such purposes, shall take all reasonable steps, within any applicable time limits, submit any claims, notices returns or applications and send a copy thereof to the payer.

21.5	If within 2 years of a payment made under this Agreement, or any of the other Transaction Documents, the recipient of such payment receives and utilizes a credit for or receives a refund of any Tax payable by it or similar benefit by reason of any deduction or withholding for or on account of Tax then it shall reimburse to the other party such part of such additional amounts paid to it pursuant to Clause 21.3 above as the recipient of the payment certifies to the other party will leave it (after such reimbursement) in no better and no worse position than it would have been if the other party had not been required to make such deduction or withholding.

21.6	If any Tax Authority charges to Tax, other than by way of withholding or deduction, any sum (other than any payment pursuant to Clause 3 (Consideration), 4.7, 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account), 11 (Indemnity), Schedule 12 (Contingent Consideration) or paragraph 4 of Schedule 9 (Tax Covenant) or any payment of interest) paid (the “original payment”) to a payee under this Agreement, the payer shall be obliged to pay to the payee such additional amount (the “additional amount”) as will ensure that, after the payment of the Tax so charged on the original payment and any Tax chargeable on the additional payment (after giving credit for any Tax relief available to the recipient in respect of the matter giving rise to the payment), there shall remain a net sum equal to the amount of the original payment. The additional payment shall be paid within five (5) Business Days of notice by the payee to the payer notifying that Tax on the original payment has become due and payable, or would have become due and payable but for the availability of, in the case of payment by the Vendor, a Purchaser’s Relief or, in the case of a payment by either of the Purchaser, any Relief. If any Tax Authority charges to Tax any sum payable to the Purchaser pursuant to Clauses 3 (Consideration), 4.7, 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account), 11 (Indemnity), Schedule 12 (Contingent Consideration) or paragraph 4 of Schedule 9 (Tax Covenant) Tax Covenant (excluding interest), the provisions of paragraph 11.1(ii) of Schedule 9 (Tax Covenant) shall apply.

21.7	Where the Vendor or the Purchaser defaults in the payment when due of any damages or other sum payable by virtue of this Agreement or any other Transaction Documents the liability of the Vendor or the Purchaser (as the case may be) shall be increased to include an amount equal to interest on such sum from the date when payment is due to the date of actual payment (both before and after judgment) at that annual rate which is 4% per annum above the base lending rate of HSBC Bank plc from time to time in effect during such period. Such interest shall accrue from day to day and shall be payable without prejudice to any other remedy available to the Vendor or the Purchaser (as the case may be) in respect of such default.

21.8	No party shall be entitled to receive payment with respect to the recovery of damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same loss, regardless of whether more than one claim arises in respect of it.

22.	NOTICES

22.1	Any notice or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Clause 22.2 and served:

(a)	by personal delivery in which case it shall be deemed to have been given upon delivery at the relevant address;

(b)	if within the United Kingdom, by first class pre-paid post, in which case it shall be deemed to have been given two (2) Business Days after the date of posting;

(c)	if from or to any place outside the United Kingdom, by air courier, in which case it shall be deemed to have been given two (2) Business Days after its delivery to a representative of the courier;

(d)	if from or to any place outside the United Kingdom, by pre-paid airmail, in which case it shall be deemed to have been given five (5) Business Days after the date of posting; or

(e)	by e-mail, in which can it shall be deemed to have been given when dispatched subject to confirmation of uninterrupted transmission by a transmission report,

provided that in the case of Clause 22.1(e), any notice despatched outside Working Hours shall be deemed to have been given at the start of Working Hours on the next Business Day.

22.2	Notices under this Agreement shall be sent for the attention of the person and to the address, subject to Clause 22.3, as set out below:

For the Vendor and the Indirect Interest Holders (other than the Managers):

See notice details in Part 1 of Schedule 1.

With copies (for information purposes only) to the Primary Indirect Interest Holders and:

Name:	Linklaters LLP

For the attention of:	Ian Bagshaw and Aisling Zarraga

Address:	One Silk Street London EC2Y 8HQ

And, in addition, in relation to DB or the Vendor only copies (for information purposes only) to:

Name:	Clifford Chance LLP

For the attention of:	Mark Poulton and Joel Ziff

Address:	10 Upper Bank Street London E14 5JJ

For the Purchaser and the Purchaser Guarantor:

Name:	Watson Pharmaceuticals, Inc.

For the attention of:	General Counsel

Address:	Morris Corporate Center III 400 Interpace Parkway Parsippany, NJ 07054

with copies (for information purposes only) to:

Name:	Latham & Watkins (London) LLP

For the attention of:	Michael Bond and Robbie McLaren

Address:	99 Bishopsgate London EC2M 3XF

and

Name:	Latham & Watkins LLP

For the attention of:	R. Scott Shean and Charles K. Ruck

Address:	650 Town Center Drive, 20th Floor Costa Mesa, CA 92626

For Argon and the Managers:

See notice details in Part 2 of Schedule 1.

With a copy (for information purposes only) to:

Name:	Shearman & Sterling (London) LLP

For the attention of:	Jeremy Kutner

Address:	9 Appold Street London EC2A 2AP

22.3	Any party to this Agreement may notify the other party of any change to its address or other details specified in Clause 22.2 (Notices), provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later.

22.4	Any notice to be given to or by the Vendor under this Agreement shall be deemed to have been properly given if it is given to or by the Primary Indirect Interest Holders.

23.	COSTS

23.1	Except as otherwise provided in this Agreement, any costs, fees or expenses (including any legal, accounting, financial or other advisers’ fees) incurred, paid or payable by any party with respect to the preparation, negotiation and implementation of this Agreement, all other Transaction Documents and the consummation of the Transaction contemplated hereunder shall be borne by that party.

23.2	If at any time prior to Completion, the Vendor or the Purchaser becomes aware that there may be a liability to Transfer Taxes payable in connection with this Agreement, it shall notify the other as soon as reasonably practicable and both the Vendor and Purchaser shall consult in good faith, with a view to reducing or eliminating such liability.

23.3	Paragraph 5 of Schedule 9 (Tax Covenant) shall apply in respect of Transfer Tax Documents (as defined in Schedule 9 (Tax Covenant)) with effect from the date of this Agreement.

24.	RIGHTS OF THIRD PARTIES

24.1	The specified third party beneficiaries of the undertakings referred to in Clauses 6.9, 11.1 and 16.7 shall, in each case, have the right to enforce the relevant terms by reason of the Contracts (Rights of Third Parties) Act 1999, provided for the avoidance of doubt, that no Financing Source or any Representative of a Financing Source shall be a third party beneficiary of any provision herein other than Clause 16.7 and this Clause 24.1.

24.2	Except as provided in Clause 24.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms. For the avoidance of doubt, the Financing Source shall not have any right to rely or enforce the provisions of paragraph 1.1(f) of Schedule 3 (Interim Period Obligations).

24.3	Each party confirms to the other that their respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement are not subject to the consent of any person that is not a party to this Agreement.

25.	COUNTERPARTS

This Agreement may be executed in any number of counterparts. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute one and the same instrument.

26.	NO PARTNERSHIP OR AGENCY

26.1	Nothing in this Agreement (or any of the arrangements contemplated by it) is or shall be deemed to constitute a partnership between the parties.

26.2	Other than where expressly provided to the contrary in this Agreement or in any power of attorney, no party or its Representatives, no Group Company (or any of its directors, officers, employees or agents) and no member of the Vendor Group (or any of its directors, officers, employees or agents) has authority to act or is acting as the agent of any other party in relation to the Transaction or the negotiations relating to or entry into of any of the Transaction Documents.

26.3	Notwithstanding the provisions of Clause 26.2, each Indirect Interest Holder hereby irrevocably confirms that it or he shall be bound by any notice, waiver, consent or other approval which may be, or is required to be given by the Primary Indirect Interest Holders pursuant to the terms of this Agreement.

26.4	Notwithstanding the provisions of Clause 26.2, each Manager hereby irrevocably confirms that he or she shall be bound by any notice, waiver, consent or other approval which may be, or is required to be given, by the Managers’ Representative pursuant to the terms of this Agreement.

27.	PURCHASER GUARANTEE

27.1	In consideration of the Vendor entering into this Agreement, the Purchaser Guarantor unconditionally and irrevocably guarantees to the Vendor and each Indirect Interest Holder, as a continuing obligation, that the Purchaser will comply, in a timely manner, with its obligations, commitments, undertakings and warranties under or pursuant to this Agreement and all other Transaction Documents (to which the Purchaser is a party).

27.2	The Purchaser Guarantor’s liability under this Clause 27 (Purchaser Guarantee) shall not be discharged, affected, reduced, released or impaired by:

(a)	any amendment, variation or assignment of this Agreement or any other Transaction Document (to which the Purchaser is a party) or any waiver of any of the terms of this Agreement or any other Transaction Document (to which the Purchaser is a party);

(b)	any forbearance, neglect or delay in seeking performance of the Purchaser’s obligations under or pursuant to this Agreement and any other Transaction Document;

(c)	any release of, or granting of time or other indulgence to, the Purchaser or any third party;

(d)	the illegality, invalidity or unenforceability of, or any defect in, any provision of this Agreement or any other Transaction Document or the Purchaser’s obligations under any of them;

(e)	any winding-up, dissolution, reconstruction, legal limitation, incapacity or lack of corporate authority of the Purchaser; and

(f)	any other fact or event which would or may operate to impair, affect, reduce, release or discharge the Purchaser Guarantor’s liability.

27.3	In consideration of the Vendor and each Indirect Interest Holder entering into this Agreement, as a separate, continuing and primary obligation, the Purchaser Guarantor hereby undertakes to indemnify the Vendor and each Indirect Interest Holder and each of their respective Affiliates immediately on demand on an after Tax basis against any and all losses arising in relation to a failure by the Purchaser to comply with its obligations under this Agreement or any other Transaction Document to which the Purchaser is a party.

27.4	If and whenever the Purchaser defaults for any reason whatsoever in the performance of any of its obligations under this Agreement or any other Transaction Document, the

Purchaser Guarantor shall forthwith upon demand unconditionally perform (or procure the performance of) and satisfy (or procure the satisfaction of) the Purchaser’s obligations in regard to which such default has been made in the manner prescribed by this Agreement or any other Transaction Document, and so that the same benefits shall be conferred on the Vendor, each Indirect Interest Holder and each of their respective Affiliates as they would have received if the Purchaser’s obligations had been duly performed and satisfied by the Purchaser.

27.5	This guarantee is to be a continuing guarantee and, accordingly, is to remain in force until the Purchaser’s obligations under this Agreement or any other Transaction Document shall have been performed or satisfied. This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Vendor, each Indirect Interest Holder and each of their Affiliates may now or hereafter have or hold for the performance and observance of the Purchaser’s obligations under this Agreement or any other Transaction Document.

28.	ALMC GUARANTEE

28.1	In consideration of the Purchaser entering into this Agreement, the ALMC Guarantor unconditionally and irrevocably guarantees to the Purchaser, as a continuing obligation, that ALMC will comply, in a timely manner, with its obligations, commitments, undertakings and warranties under or pursuant to this Agreement and all other Transaction Documents (to which ALMC is a party).

28.2	The ALMC Guarantor’s liability under this Clause 28 (ALMC Guarantee) shall not be discharged, affected, reduced, released or impaired by:

(a)	any amendment, variation or assignment of this Agreement or any other Transaction Document (to which ALMC is a party) or any waiver of any of the terms of this Agreement or any other Transaction Document (to which ALMC is a party);

(b)	any forbearance, neglect or delay in seeking performance of ALMC’s obligations under or pursuant to this Agreement and any other Transaction Document;

(c)	any release of, or granting of time or other indulgence to, ALMC or any third party;

(d)	the illegality, invalidity or unenforceability of, or any defect in, any provision of this Agreement or any other Transaction Document or ALMC’s obligations under any of them;

(e)	any winding-up, dissolution, reconstruction, legal limitation, incapacity or lack of corporate authority of ALMC; and

(f)	any other fact or event which would or may operate to impair, affect, reduce, release or discharge the ALMC Guarantor’s liability.

28.3	In consideration of the Purchaser entering into this Agreement, as a separate, continuing and primary obligation, ALMC Guarantor hereby undertakes to indemnify the Purchaser and its Affiliates immediately on demand on an after Tax basis against any and all losses arising in relation to a failure by ALMC to comply with its obligations under this Agreement or any other Transaction Document to which ALMC is a party.

28.4	If and whenever the Purchaser defaults for any reason whatsoever in the performance of any of its obligations under this Agreement or any other Transaction Document, the ALMC Guarantor shall forthwith upon demand unconditionally perform (or procure the performance of) and satisfy (or procure the satisfaction of) ALMC’s obligations in regard to which such default has been made in the manner prescribed by this Agreement or any other Transaction Document, and so that the same benefits shall be conferred on the Purchaser and its Affiliates as they would have received if ALMC’s obligations had been duly performed and satisfied by the ALMC.

28.5	This guarantee is to be a continuing guarantee and, accordingly, is to remain in force until ALMC’s obligations under this Agreement or any other Transaction Document shall have been performed or satisfied. This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Purchaser and its Affiliates may now or hereafter have or hold for the performance and observance of ALMC’s obligations under this Agreement or any other Transaction Document.

29.	GOVERNING LAW AND JURISDICTION

29.1	This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales.

29.2	The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum save that, in the case of Landsbanki, the parties acknowledge that the enforcement of any such settlement of a Dispute must be brought in accordance with the winding-up procedures that apply to Landsbanki under Icelandic law. The Purchaser and the Purchaser Guarantor agree that it will not take any action to delay or seek a stay in any proceeding related to this Agreement or the transactions contemplated thereby brought in the courts of England and Wales if any Dispute relating to the same facts or issues has been brought against the Purchaser and/or the Purchaser Guarantor by any Financing Source in another jurisdiction.

29.3	For the purposes of this Clause 29 (Governing Law and Jurisdiction), “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with, this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with, this Agreement.

30.	PROCESS AGENT

30.1	Without prejudice to any other mode of service permitted by Law, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Agreement shall be duly served upon:

(a)	ALMC, if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to Berkeley Square House, Third Floor, Berkeley Square, London W1J 6BU (marked for the attention of ALMC (formerly Straumur) attention: Daniel Bingham, Legal Counsel) or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time;

(b)	Argon, if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX (marked for the attention of Anne Hills, Director of Service and Process) or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time;

(c)	any Manager, if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX (marked for the attention of Anne Hills, Director of Service and Process) or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time;

(d)	Landsbanki, if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to First Floor, 60 Cannon Street, London EC4N 6NP (marked for the attention of Lilja Einarsdottir, Managing Director at Landsbanki’s London Branch) or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time;

(e)	Nitrogen, if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to 25 Park Lane, London W1K 1RA (marked for the attention of Birgir Már Ragnarsson, General Counsel and Managing Partner at Novator Partners LLP) or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time;

(f)	the Purchaser or Purchaser Guarantor, if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to 7 Cavendish Square, London W1G 0PE (marked for the attention of the Legal Director) or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time; and

(g)	the Vendor, if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX (marked for the attention of Anne Hills, Director of Service and Process) or such other person and address in England or Wales as such party shall notify all the other parties in writing from time to time, in each case, whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party.

IN WITNESS WHEREOF the parties have executed and delivered this Agreement as a deed on the date first before written.

SCHEDULE 1

VENDOR, INDIRECT INTEREST HOLDER AND ARGON DETAILS

Part 1

VENDOR, DEBT HOLDERS, INDIRECT EQUITY HOLDERS AND ARGON

	(1) Notice Details	(2) Indirect Interest Holder Adjustment Proportion

Nitrogen	25 Park Lane London W1K 1RA Attention: Birgir Már Ragnarsson birgir@novator.co.uk	15/95

Landsbanki	First Floor 60 Cannon Street London EC4N 6NP Attention: Managing Director, London Branch lilja.einarsdottir@landsbanki.com	6.7/95

ALMC	Berkeley Square House Third Floor Berkeley Square London W1J 6BU Attention: Daniel Bingham Daniel.Bingham@almchf.com	3.3/95

Argon	Prockenhofweg 2B 6071 Aldrans Austria Attention: Peter Prock info.argon.mgnt@gmail.com	0

DB	Winchester House 1 Great Winchester Street London EC2N 2DB And 60 Wall Street New York, NY 10005 USA Attention: Head of Corporate M&A; Philipp von Girsewald (philipp-von.girsewald@db.com)	70/95

	Head of Corporate Investments; Fabrizio Campelli (fabrizio.campelli@db.com) Managing Director: David McDiarmid (david.mcdiarmid@db.com) Office of the General Counsel (by post only)

Vendor	Law Debenture Corporate Services Limited Fifth Floor 100 Wood Street London EC2V 7EX Attention: Anne Hills sop@lawdeb.com	-

Part 2 MANAGERS
	(1) Notice Details	(2) Manager Proportion

Claudio Albrecht	Chellenstrasse 20f CH-6318 Walchwil Switzerland calbrecht@actavis.com	25.07115

Peter Prock	Riedpark 19 6300 Zug Switzerland pprock@actavis.com	25.07115

Gunnar Beinteinsson	Schurmattstrasse 11 6331 Hunenberg Switzerland gbeinteinsson@actavis.com	3.2593

Douglas Boothe	3 Walton Way Chester NJ 07930 USA DBOOTHE@actavis.com	4.00

Gudbjorg Edda Eggersdóttir	Naefurholti 2 IS-220 Hafnarfjordur Iceland geggertsdottir@actavis.com	4.00

Guðrún S Eyjólfsdóttir	General-Guisan-Strasse 11 Apartment 4-1 6300 Zug Switzerland geyjolfsdottir@actavis.com	3.2593

Mark Keatley	Schmidgasse 2 6300 Zug Switzerland MKeatley@actavis.com	4.0114

Wolter Kuizinga	Schuetzenhausstrasse 16-B CH-6332 Hagendorn (ZG) Switzerland WKuizinga@actavis.com	4.0114

Roy Papatheodorou	6 General Guisan Strasse Flat 01.902 6300 Zug Switzerland RPapatheodorou@actavis.com	4.0114

Valur Ragnarsson	Grundarasi 19 110 Reykjavik Iceland vragnarsson@actavis.com	4.00

Lars Ramneborn	Waldheimstrasse 31 6300 Zug Switzerland LRamneborn@actavis.com	4.0114

Jeff Rope	Zugerbergstrasse 37 6314 Unter☐geri Switzerland JRope@actavis.com	4.0114

Frank Staud	Raegetenstreet 11 CH-6318 Walchwil Switzerland FStaud@actavis.com	4.0114

Stefán Jokull Sveinsson	Langweid 17 6333 Hunenberg See Switzerland ssveinsson@actavis.com	4.0114

Hördur Thórhallsson	Bachweid 8 6430 Baar Zug Switzerland hthorhallsson@actavis.com	3.2593

SCHEDULE 2

PARTICULARS OF THE TARGET COMPANIES AND THE SUBSIDIARIES

Part 1

THE TARGET COMPANIES

Company Name	Actavis Pharma Holding 4 ehf.

Registered Number	650407-0910

Registered Office	Reykjavikurvegi 76-78 220 Hafnarfjordur Iceland

Date and Place of Incorporation	20 April 2007, Iceland

Directors	Claudio Albrecht (Chairman) Biense Visser Björgólfur Thor Björgólfsson Birgir Már Ragnarsson Enrico Gavin Sanna Nick Lowcock Fabrizio Campelli

Secretary	n/a

Authorised Share Capital	ISK 1,696,409 divided into 1,696,409 shares of ISK 1 each

Issued Share Capital	ISK 1,696,409 divided into 1,696,409 shares of ISK 1 each

Shareholders and Shares Held	Actavis Acquisition Debt Sarl. holds all 1,696,409 shares

Accounting Reference Date	31 December

Auditors	KPMG ehf. Borgartuni 27 105 Reykjavik Iceland

Tax Residence	Iceland

Company Name	Actavis, Inc.

Registered Number	3996391

Registered Office	874 Walker Road, Suite C Dover, Delaware 19904 USA

Date and Place of Incorporation	11 July 2005, Delaware, USA

Directors	Claudio Albrecht Douglas Boothe Peter Prock

Secretary	John LaRocca

Authorised Share Capital	3,000 shares of capital stock with a par value of $1.00 each

Issued Share Capital	2,000 shares of capital stock with a par value of $1.00 each

Shareholders and Shares Held	Actavis Group PTC ehf holds 2,000 shares

Accounting Reference Date	31 December

Auditors	Withum Smith and Brown 465 South Street, Suite 200 Morristown, NJ 07960-6497 USA

Tax Residence	USA

Company Name	Actavis S.à r.l.

Registered Number	B 154827

Registered Office	6c, Rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg

Date and Place of Incorporation	5 August 2010, Luxembourg

Directors	Claudio Albrecht Biense Visser Björgólfur Thor Björgólfsson Birgir Már Ragnarsson Enrico Gavin Sanna Nick Lowcock Fabrizio Campelli

Secretary	n/a

Authorised Share Capital	12,400 Euros divided into 12,400 shares of 1 Euro each

Issued Share Capital	12,400 Euros divided into 12,400 shares of 1 Euro each

Shareholders and Shares Held	Actavis Acquisition Debt Sarl. holds all 12,400 shares

Accounting Reference Date	31 December

Auditors	KPMG 9, Allée Scheffer L-2520 Luxembourg

Tax Residence	Luxembourg

Part 2

SUBSIDIARIES

Company Name	Place of Incorporation	Date of Incorporation	Registration Number	Shareholder (unless otherwise shown, this is 100% shareholding)
Actavis Australia Pty Limited	Australia, New South Wales	28/11/2006	122 896 468	Actavis (China) Holding Limited

Actavis GmbH	Austria, Salzburg	26/05/2006	FN 279812 p	Actavis Holding B.V.

Actavis do Brazil Serviços EM Marketing LTDA	Brazil, Sao Paulo	23/01/2012	3s22628976	Actavis Dutch Holding B.V.: 9,999 reias Actavis Group hf.: 1 real

Actavis EAD	Bulgaria	27/05/1993	831042432	Actavis Cyprus Limited

Actavis Operations EOOD	Bulgaria	12/09/2005	131485378	Actavis Cyprus Limited

Balkanpharma Dupnitsa AD	Bulgaria	11/09/1991	819364374	Actavis Operations EOOD 98.05%

Balkanpharma Security EOOD	Bulgaria	14/07/1999	130028818	Actavis Operations EOOD

Balkanpharma Troyan AD	Bulgaria	15/08/1991	820174176	Actavis Operations EOOD 98.31773%

Opening Pharma Bulgaria EOOD	Bulgaria	12/08/2011	201665001	Actavis Group PTC ehf.

Actavis (Foshan) Pharmaceutical Co., Limited	People’s Republic of China	13/01/1989	440600400005305	Actavis (China) Holding Limited 90%

Actavis (Cyprus) Limited	Cyprus	22/04/1999	C.101572	Actavis Holding CEE B.V.

Balkanpharma Healthcare International (Cyprus) Limited	Cyprus	22/04/1999	C.101573	Actavis (Cyprus) Limited

Actavis CZ a.s.	Czech Republic	19/04/2001	26447584	Actavis Holding CEE B.V.

Actavis A/S	Denmark	22/05/2000	25361822	Actavis Nordic A/S

Actavis Nordic A/S	Denmark	20/12/1993	17557742	Actavis Holding NWE B.V.

Colotech A/S	Denmark	01/01/1999	21477893	Actavis Group hf.

Medis-Danmark A/S (in liquidation)	Denmark	01/09/1990	14746773	Medis ehf.

Actavis (MEEA) FZE	Dubai Airport Free Zone	27/05/2008	DAFZ\0443	Actavis Holding NWE B.V.

Actavis OY	Finland	30/03/2001	1657150-2	Actavis Nordic A/S

Actavis France	France, Nanterre	27/09/2004	478783434	Actavis Holding NWE B.V.

Medis Pharma France	France, Paris	23/04/2009	512055799	Medis ehf.

Opening Pharma France	France, Paris	06/06/2011	532 789 955	Actavis Group PTC ehf.

Actavis Deutschland GmbH & Co. KG	Germany	11/06/1999	HRA 16388	The company is a limited partnership (Kommanditgesellschaft) (“KG”) with Actavis Management GmbH being the general partner and Actavis Holding Germany GmbH being the limited partner. The limited partnership interest held by Actavis Holding Germany GmbH amounts to DEM; 50,000. No share certificates have been issued.

Actavis Holding Germany GmbH	Germany	17/05/1999	HRB 190475	Actavis Nordic A/S

Actavis Management GmbH	Germany	17/05/1999	HRB 190038	Actavis Holding Germany GmbH

Medis Pharma GmbH	Germany	02/06/2003	HRB 23329	KHS Pharma Holding GmbH one share of EUR 10,000.00 (40%) Actavis Holding NWE B.V. one share of EUR 15,000.00 (60%)

Actavis (China) Holding Limited	Hong Kong	18/08/1992	374675	Actavis Holding Asia B.V.

Actavis Hungary Kft.	Hungary	26/08/2005	Cg.01-09-941513	GM Invest B.V.

Actavis Group hf	Iceland	02/02/1956	500269-7319	Actavis Eignarhaldsfélag ehf.: 3,176,148,193 x 1 ISK Actavis Pharma Holding 5 ehf.: 1 x 1 ISK Actavis Group hf: 166,283,033 x 1 ISK (treasury shares)

Actavis Group PTC ehf.	Iceland	15/06/2006	640706-0310	Actavis Group hf.

Actavis hf.	Iceland	08/10/2002	491002-3280	Actavis Group PTC ehf. 686,500,000 x 1 ISK Medis ehf.: 6,500,000 x 1 ISK

Medis ehf	Iceland	06/05/1985	550585-0149	Actavis Group PTC ehf.

Actavis Eignarhaldsfélag ehf.	Iceland	20/04/2007	650407-0590	Actavis Pharma Holding 5 ehf.

Actavis Pharma Holding 5 ehf.	Iceland	07/03/2007	490307-1920	Actavis Pharma Holding 4 ehf.

Actavis Pharma Development Centre Private Limited	India	23/08/2006	U24239MH2006PTC163981	Actavis Holding Asia BV 13,015,233 shares Actavis B.V. 1 share

Actavis Pharma Private Limited	India	18/08/2004	U24230MH2004PLC148084	Actavis Holding Asia B.V. 49,400 Actavis Nordic A/S 100 Actavis Group PTC ehf. 100 Actavis A/S 100 Medis hf. 100 Medis-Danmark A/S (in liquidation) 100 Actavis hf. 100

Lotus Laboratories Pvt. Limited	India	26/11/1999	08/25994/1999	4,049,919 shares - Actavis Dutch Holding BV; 1 share - Actavis Holding Asia BV.

Actavis Pharma Manufacturing Pvt. Ltd	India, Mumbai	23/11/2006	U24219MH2006PTC165760	Actavis Dutch Holding B.V. owns 1 share. Actavis Holding Asia B.V. owns 65,875,188 shares

PT Actavis Indonesia	Indonesia	15/02/1968	09.04.1.24.00694	Actavis Holding Asia B.V. 375,507 shares of 5 U.S. Dollars each Actavis Nordic A/S 3,793 shares of US$5 each

Actavis Ireland Limited	Ireland	11/07/2005	0404964	Actavis Holding NWE B.V.

Medis Limited	Isle of Man	22/12/2000	101752C	Actavis Holding NWE B.V.

Actavis Italy S.p.A. a socio unico	Italy, Rome	24/10/2006	MI-1867004	Actavis Holding NWE B.V.

Actavis K.K.	Japan, Tokyo	16/09/2011	0104-01-096307	Actavis Holding Asia B.V.

UAB Actavis Baltics	Lithuania	09/05/2005	3001 12778	Actavis Nordic A/S (Denmark)

Actavis Export International Limited	Malta	13/04/2006	C38462	Actavis Malta Limited - 499,999 shares Actavis Holding BV - 1 1 share

Actavis International Limited	Malta	12/05/2004	C33922	Actavis Malta Limited - 999,999 shares Actavis Holding B.V. - 1 share

Actavis Limited	Malta	07/06/1974	C2867	Actavis Holding B.V. (945,135 ordinary shares) Dr. Joseph J. Vella (1 ordinary share)

Actavis Malta Ltd	Malta	19/06/2007	C41650	1. Actavis Holding B.V. - 24,999 shares 2. Actavis Group PTC ehf. - 1 share.

Actavis Norway AS	Norway	17/10/2005	NO988781169	Actavis Inc.

Actavis Polska Sp. z o.o.	Poland	27/04/2006	0000256116	Actavis Holding B.V. 19,999 shares Actavis Group hf 1 share

Biovena Pharma Sp. z o.o.	Poland	29/06/2001	0000024079	Actavis Holding CEE B.V.

Actavis Srl	Romania	08/07/1991	J40/8249/1991	Actavis Holding CEE BV -10% Oncopharma AG - 90%

Sindan Pharma Srl	Romania	02/06/2003	J40/1609/2003	Oncopharma AG (Switzerland) 50% Actavis Srl (Romania) 50%

LLC Actavis	Russia, Moscow	20/05/2004	1047796353208	Actavis Group hf.

ZIO Zdorovie CJSC	Russia	06/05/2001	1025004710906	Actavis Holding CEE B.V 18,359 (51%)

Open Pharma OOO	Russia, Moscow	N/A (Currently in registration with Russian company registry)	N/A	Actavis Group PTC ehf.: 148,500 rubles LLC Actavis 1500 rubles

Farmaceutsko - hemijska industrija Zdravlje a.d. Leskovac	Serbia	25/12/1953	07204817	Actavis Holding CEE BV owns 413,478 shares (73.27%)

Društvo sa ograničenom odgovornošću Zdravlje Trade Leskovac	Serbia	18/01/1994	06981658	Farmaceutsko - hemijska industrija Zdravlje a.d. Leskovac

Društvo za trgovinu na veliko farmaceutskim proizvodima Actavis d.o.o. Beograd	Serbia	31/07/2008	20445009	Actavis Holding CEE B.V.

Actavis Asia Pacific Private Limited	Singapore	15/04/1981	198101638K	Actavis Holding Asia B.V.

Actavis s.r.o.	Slovak Republic	28/11/2000	35800763	Actavis CZ a.s.

Actavis Spain S.A.	Spain, Madrid	23/03/2007	A85104875 (CIF)	Actavis Holding NWE B.V. 124,101 shares, and Actavis Dutch Holding B.V. 2 shares

Actavis AB	Sweden	10/12/1955	556062-3737	Actavis Holding AB

Actavis Holding AB	Sweden	06/08/2003	556648-3524	Actavis Nordic A/S

Oncopharma AG	Switzerland	17/10/2001	CH-170.3.025.117-5	Actavis Holding CEE B.V.

Actavis Switzerland AG	Switzerland, Regensdorf	10/07/2006	CH-020.3.030.040-5	Actavis Holding NWE B.V.

Actavis B.V.	The Netherlands	19/12/1973	32030582	Actavis Holding B.V.

Actavis Dutch Holding B.V.	The Netherlands	18/07/2006	27290383	Actavis Group hf.

Actavis Holding Asia B.V.	The Netherlands	18/07/2006	27290381	Actavis Dutch Holding B.V.

Actavis Holding B.V.	The Netherlands	12/03/2001	27197589	Actavis Holding CEE B.V.

Actavis Holding CEE B.V.	The Netherlands	18/07/2006	27290385	Actavis Dutch Holding B.V.

Actavis Holding NWE B.V.	The Netherlands	18/07/2006	27290380	Actavis Dutch Holding B.V.

GM Invest BV	The Netherlands	18/02/1993	18040175	Actavis Nordic A/S: 399 shares Actavis Group hf: 1 share

PharmaPack International B.V.	The Netherlands	15/07/1983	27106543	Actavis Holding B.V.

Actavis İlaclari Anonim Şirketi	Turkey	23/02/1956	71912/0	Actavis Group HF: 15,467,033,915 (>99.9%) Actavis A/S: 910,011 (<0.01%) Actavis HF: 910,011 (<0.01%) Actavis Nordic A/S: 910,011 (<0.01%) Medis Ehf: 910,011 (<0.01%)

Actavis Istanbul ILAC Sanayi Ve Ticaret Limited Sirketi	Turkey, Istanbul	05/07/2007	631873	Actavis Holding CEE BV 3.049.975 - TRY Actavis Dutch Holding BV 25 - TRY

Actavis Holdings UK Limited	UK	03/02/2004	05032430	Actavis Holding NWE B.V.

Actavis UK Limited	UK	30/12/1903	79585	Actavis Holdings UK II Ltd.

Actavis Holdings UK II Limited	UK	28/04/1998	3557692	Actavis Holdings UK Ltd.

Actavis Ukraine LLC	Ukraine	15/11/2011	1 074 102 0000 041006	95% of the Share Capital (UAH 52`211.14) is held by Actavis Holding CEE B.V., 5% (UAH 2`747.95) by Actavis Dutch Holding B.V.

Actavis South Atlantic LLC	USA, Delaware	23/11/2005	4066501	Actavis Inc.

Actavis Elizabeth LLC	USA, Delaware	03/07/1979	0875422	Actavis Inc.

Actavis Mid Atlantic LLC	USA, Delaware	15/05/2006	4158642	Actavis Inc.

Actavis Totowa LLC	USA, Delaware	23/12/2002	3606698	Actavis Inc.

Actavis Kadian LLC	USA, Delaware	08/01/2009	4642790	Actavis Inc.

SCHEDULE 3

INTERIM PERIOD OBLIGATIONS

1.	VENDOR’S OBLIGATIONS

1.1	Except as otherwise expressly permitted or contemplated under this Agreement (including with respect to matters included in any Permitted Leakage or the Pre-Completion Restructuring), where required to comply with any legal obligation Disclosed to the Purchaser on or before the date of this Agreement or as required by Law, or where required by the DB Facilities, or with the prior written consent of the Purchaser (not to be unreasonably withheld, delayed or conditioned), the Vendor shall (and, other than in respect of DB in relation to paragraph (e)(xvi) of this Schedule 3 (Interim Period Obligations), each Indirect Interest Holder shall procure that the Vendor shall) from the date of this Agreement until Completion:

(a)	procure that:

(i)	the Group carries on its business only in the ordinary course and consistent with past practice and uses its reasonable endeavours to preserve and protect its assets and goodwill, including its existing relationships with customers and suppliers, and maintain and continue in force all of its legal and compliance policies;

(ii)	each Group Company provides such information and assistance as the Purchaser may reasonably request with respect to:

(A)	the permissions that the Purchaser is required to obtain, prior to Completion, from the Icelandic Ministry of the Interior relating to the indirect acquisition of real estate interests in Iceland pursuant to the Transaction; and

(B)	the obligation on the Purchaser to conduct, after Completion, a mandatory takeover offer of the shares not held by a Group Company in Zdravlje AD pursuant to the Serbian Takeover Law (Zakon o preuzimanju akcionarskih drustava, Official Gazette of RS no. 46/2006, 107/2009 and 99/2011);

(b)	not create, grant, issue or vary any Encumbrance over, or sell or dispose of, the Shares or allow the Group to create, grant, issue or vary any interest in any share or loan capital or other security of any of the Group Companies;

(c)	use its reasonable endeavours to procure that:

(i)	the services of the Key Employees are retained by the Group (other than in circumstances justifying termination for gross misconduct);

(ii)	all annuity, renewal and maintenance fees in respect of the Registered Intellectual Property that is used by the Group Companies and which is of on-going value to the Group, which fall payable within the Interim Period, have been discharged;

(d)	use its reasonable endeavours to procure that all policies of insurance contained in sections W.13 and Z.24 of the Data Room continue in full force and effect and are complied with and, to the extent that any such policy terminates, a replacement policy is entered into which maintains a similar level of cover in all material respects and that the level of insurance cover is maintained in all material respects;

(e)	procure that none of the Group Companies:

(i)	(a) creates, allots, issues, splits, combines, reclassifies, redeems, purchases or otherwise acquires (directly or indirectly) any share, loan capital or other security or grants any options over, or any other right in respect of, any share, loan capital or other security, or (b) merges, liquidates, recapitalises, dissolves, restructures, consolidates or consummates any other business combination or reorganisation;

(ii)	enters into any transaction with any member of the Vendor Group or any Indirect Interest Holder other than (i) such transactions that collectively involve aggregate consideration of less than €3 million; and (ii) forward foreign exchange contracts with DB pursuant to the Group’s foreign exchange programme approved by the board of directors of EquityCo and contained in section Q.2.13 of the Data Room or any subsequent approval of the board of directors of EquityCo for the Group’s foreign exchange programme on the same or similar terms for 2013;

(iii)	makes any gift or other gratuitous payment or enters into any transaction or transactions not on arm’s length terms that collectively involve payments in excess of €2 million;

(iv)	declares, makes or pays a dividend or other distribution (whether in cash, stock or in kind) or makes any reduction of its paid-up share capital other than de minimis dividends, distributions or reductions by Group Companies (other than Material Group Companies) of less than €1 million in the aggregate;

(v)	makes any alteration to its constitutional documents other than changes implemented as a result of change in applicable law or regulations, or changes which are of a minor or administrative nature;

(vi)	writes up, writes down or writes off the book value of any of its assets except for depreciation and amortization in accordance with the Actavis Finance and Accounting Manual and to the extent not referred to in the Actavis Finance and Accounting Manual in accordance with IFRS as consistently applied with its past accounting practice;

(vii)	makes any material changes to the accounting procedures or principles by reference to which its accounts are prepared or its accounting reference date (save as may be required by law or to comply with changes in statements of standard accounting practice);

(viii)	incurs any capital expenditure which exceeds €3 million in respect of any individual item of capital expenditure or which exceeds €20 million in aggregate from the date of this Agreement until Completion other than as required pursuant to any agreement entered into prior to the date of this Agreement or consistent with the 2012 Budget or the budget of the Group for 2013 that is approved by the Purchaser (the “Approved 2013 Budget”), to the extent adopted;

(ix)	borrows any money (other than by bank overdraft or similar facility in the ordinary course of business and within limits subsisting at the date of this Agreement or otherwise consistent with the 2012 Budget or the Approved 2013 Budget, to the extent adopted), lends any money to any third party or enters into any foreign exchange contracts, interest rate swaps or other derivative instruments (other than spot foreign exchange contracts entered into in the ordinary course of trade and not for speculative purposes or forward foreign exchange contracts pursuant to the Group’s foreign exchange programme approved by the board of directors of EquityCo and contained at O.1.1.2.17 and O.1.1.2.18 of the Data Room);

(x)	enters into any joint venture, partnership agreement or agreement or arrangement of a similar nature;

(xi)	acquires (whether by one transaction or by a series of transactions) the whole, or a substantial or material part of the business, undertaking or assets of any person including any minority interests in any Group Company except where such acquisition is: (i) provided for specifically in the 2012 Budget or the Approved 2013 Budget, to the extent adopted; or (ii) at a price or with a (book or market) value at an amount of no more than €2 million and would not cause the aggregate value of all such acquisitions by the Group from the date of this Agreement to Completion to exceed €10 million, provided that, for the purposes of this paragraph (xi), in-licensing arrangements involving consideration of less than €5 million shall not be deemed to be acquisitions;

(xii)	disposes of (whether by one transaction or by a series of transactions) the whole or any substantial or material part of its business, undertaking or any other of its assets except where such disposal is: (A) provided for specifically in the 2012 Budget or the Approved 2013 Budget, to the extent adopted; (B) is at a price or with a (book or market) value or at an amount not exceeding €2 million and would not cause the aggregate value of all such disposals by the Group from the date of this Agreement to completion to exceed €10 million; or (C) is entered into at fair market value and in the ordinary course of trade of the Group;

(xiii)	with the exception of product tenders, enters into a contract that would have been a Material Contract had it been entered into prior to the date of this Agreement;

(xiv)	cancels or terminates, in each case without reasonable cause, materially modifies or amends, renews other than in the ordinary course of business, or grants a material waiver under a Material Contract;

(xv)	makes or agrees to any amendments or modifications to any of the loan agreements relating to the Intra Group Debt;

(xvi)	makes or agrees to any amendments or modifications to the Restructuring Deed, the Debt Facilities or the Intercreditor Deed, in each case where such modification or amendment would, or would be reasonably likely to, have an adverse effect on the Purchaser, any Group Company or any member of the Vendor Group, Completion, satisfaction of the Conditions, any of the transactions contemplated by this Agreement or the ability of any Indirect Interest Holder to procure that any member of the Vendor Group shall perform any obligation under this Agreement as compared with such rights under such agreements as exist as at the date of this Agreement as the same have been Disclosed;

(xvii)	fails to manage its stock in trade in the ordinary course and consistent with past practices;

(xviii)	enters into, terminates or materially modifies or amends any lease for any Property;

(xix)	releases, settles or terminates any litigation, arbitration, mediation or regulatory, administrative or criminal proceedings or investigations (“Proceedings”), including in respect of any breach or purported breach of the terms and conditions of any permits, licences, authorisations or consents, in each case which involves a sum which exceeds €2 million, except where such Proceedings relate to any claim under “Paragraph IV” litigation in the United States of America; provided that multiple Proceedings relating to product liability for the same product shall be considered a single Proceeding for purposes of this paragraph (xix); provided that, in relation to “Paragraph IV” litigation in the United States, none of the Group Companies settles or stipulates for dismissal such “Paragraph IV” litigation, regardless of the sums involved;

(xx)	instigates, engages in or conducts any Proceedings, including in respect of any breach or purported breach of the terms and conditions of any permits, licences, authorisations or consents, in each case which involve potential damages which could exceed €25 million, except where such Proceedings relate to: (i) applications for an emergency interim injunction (where it would not be reasonably practicable to consult the Purchaser); or (ii) relating to any claim under “Paragraph IV” litigation in the United States of America or any patent claim outside the United States of America;

(xxi)	except in the ordinary course of business, cancels, terminates, modifies, amends or transfers any Licence, except where such action would not be material to the Group taken as a whole;

(xxii)	except in the ordinary course of business, grants any rights with respect to any Intellectual Property owned by any Group Company, or enters into any agreement or commitment the effect of which would be to grant to any person any licence to any Intellectual Property owned by any Group Company;

(xxiii)	except in the ordinary course of business, cancels, materially modifies, amends, terminates or grants a waiver under any agreement with a third party under which Intellectual Property is licensed by or to the Group;

(xxiv)	engages or employs or makes any offer to employ any person to become a Key Employee;

(xxv)	increases the compensation or benefits of, or pays any bonus to, the Employees or any current or former director, officer or consultant of a Group Company, other than (a) as required by Law; (b) as required under the terms of any employee benefit plan in force or contractual obligations existing on the date of this Agreement; or (c) as a result of normal merit based increases in base cash compensation to Employees in the ordinary course of business, provided that the total compensation and benefit costs of the Group would not be increased by 2% in the aggregate;

(xxvi)	accelerates the time of payment or vesting of any rights or benefits, or takes any action to fund or in any other way secure the payment of compensation or benefits to any person, under the US Long Term Incentive Plan (which is contained in the Data Room at U.3.2.4) or the Cash Management Incentive Plan (which is contained in the Data Room at U.3.3.1;

(xxvii)	(a) makes any amendment (other than those required by Law) to, or adopts, enters into or establishes, any compensation or benefit plans or arrangements for the benefit of present or former directors, officers or employees of a Group Company, other than amendments to incentive plans made in the ordinary course of business which are not material to such Group Company and changes to pension plans made in the ordinary course of business that are not material and do not adversely affect such pension plan or, (b) save as permitted pursuant to paragraph (xxii) above, makes any material changes (other than those required by Law) to the terms and conditions of employment of the Employees or any current or former directors, officers, or consultants of a Group Company;

(xxviii)	enters into, terminates, modifies or amends any collective bargaining agreement or arrangement with any trade or labour union, other than as a result of changes in applicable law or regulations, and excluding amendments of a minor or administrative nature;

(xxix)	takes any action which increases the liabilities of any Group Company to the UK DB Plan;

(xxx)	in respect of all the following in this paragraph (xxx), where such actions are taken outside the ordinary course of business, makes, changes or revokes any Tax election (other than an entity classification election pursuant to Treasury Regulations Section 301.7701-3, which shall not be made without Purchaser’s consent, except as otherwise provided in this Agreement and the Pre-Completion Restructuring Paper); settles or compromises any claim, notice, audit report or assessment in respect of Taxes; changes any annual Tax accounting period; adopts or changes any method of Tax accounting; files any amended Tax Return; enters into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, advance pricing agreement or closing agreement relating to any Tax; surrenders any right to claim a Tax refund; consents to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; or pays or incurs any Tax;

(xxxi)	enters into any agreement in writing to do any of the foregoing or allow or permit any of the foregoing; or

(xxxii)	makes any payment or transfer of any rights or assets to Glitnir which has the direct or indirect effect of reducing the amount outstanding under the Glitnir Facility;

(f)

subject to applicable Law, use its commercially reasonable endeavours to procure that the Group provides such assistance (and to use commercially reasonable endeavours to procure that the Executive Officers and the Group’s advisers provide such assistance, which shall be at the Purchaser’s sole expense) with the Debt Financing as is reasonably requested by the Purchaser. Such assistance shall include, using commercially reasonable endeavours, to procure, instruct or cause the following:

(i)	participation in, and assistance with, the Marketing Efforts related to the Debt Financing;

(ii)	participation by senior management of the Group in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies;

(iii)	timely delivery to the Purchaser and the Financing Sources of the Financing Information;

(iv)	participation by senior management of the Group in the execution and delivery of the Debt Financing Documents to which any member of the Group is a party, provided that, to the extent such Debt Financing Documents are required to be executed and delivered prior to the Completion Date, such Debt Financing Documents shall consist only of customary secretary and officer certificates or similar customary certificates;

(v)	cooperating with the Purchaser and its advisers and accountants to address any required adjustments to the Group Accounts pursuant to: (x) US GAAP; or (y) IFRS with respect to any adjustments to any other accounting policies or practices applied in the preparation of the Group Accounts to the extent required to be in compliance with SEC rules and regulations;

(vi)	requesting its independent auditors to cooperate with the Debt Financing, including by providing the Specified Auditor Assistance;

(vii)	assisting the Purchaser in retaining new auditors of the Group to be effective as of Completion, provided that such assistance will only be provided if (A) the Marketing Period has not commenced by the 120th date after the date of this Agreement solely due to the inability of the Group’s auditors to provide draft comfort letters as required by paragraph (d) of the definition of Compliant, (B) retaining new auditors will be reasonably likely to allow such a comfort letter to be delivered, and (C) the Purchaser has provided to the Group’s auditors a draft offering document for the Purchaser’s offering of notes;

(viii)	providing to the Purchaser and the Financing Sources such information with respect to the Group as may be necessary so that the Financing Information and the Marketing Material is complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading with respect to the Group;

(ix)

procuring that the Group consents to the reasonable use of all of its logos in connection with the Debt Financing; provided that the Purchaser and the Purchaser Guarantor undertake not to commit or omit any act or pursue any course of action, or assist or (to the extent it is able) permit any third party to pursue any course of conduct, which would be likely to result in such logos being used in a manner that would harm or disparage the Group or its business or the reputation or goodwill of the Group or its business or bring the Group or its business into disrepute; and

(x)	providing any other assistance as may reasonably be required by the Purchaser or the Purchaser Guarantor to enable the Purchaser Guarantor to prepare an initial draft of the offering document for the Purchaser Guarantor’s offering of notes pursuant to paragraph 3.1(a) below.

No Group Company shall be required to pay any commitment or other similar fee in connection with the Debt Financing. The Purchaser shall, promptly upon request by the Vendor’s Representatives, reimburse any Group Company for all documented out-of-pocket costs and expenses incurred by any Group Company in connection with such cooperation (including for the avoidance of doubt all costs of assistance from qualified accountants and auditors’ costs directly related to the Debt Financing). The Purchaser shall, promptly upon request, indemnify and hold harmless the Group Companies and their Affiliates, on an after Tax basis, from and against any losses claims, damages, liabilities or related expenses suffered or incurred by them in connection with providing cooperation in respect of the Debt Financing pursuant to this paragraph 1.1(f) and any information utilized in connection therewith; provided that the foregoing indemnity will not, as to the Group Companies and their Affiliates, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the fraud or wilful misconduct of any such person. Notwithstanding the foregoing, the Purchaser shall not be required to reimburse any Group Company for any cost, nor indemnify or hold harmless any Group Company or any of its Affiliates from any Loss, to the extent any such cost or Loss would have been incurred in the ordinary course of business irrespective of the Group Companies’ cooperation with the Debt Financing. The Vendor shall not be liable in respect of any claims for breach of this paragraph 1.1(f) after the Completion Date;

(g)	upon the Purchaser’s written request and subject to the Vendor Group being indemnified (on an after Tax basis) for any losses suffered or incurred by the Vendor Group but not, for the avoidance of doubt, any Group Company in connection therewith and with the Vendor’s prior written consent (not to be unreasonably withheld, delayed or conditioned), and subject to the prior written consent of DB, use reasonable endeavours (taking into account, without limitation, the relevant internal resources available to the Vendor and the Group) to procure that any Group Company (other than AGH), which shall convert to an Icelandic ‘ehf” company pursuant to the Pre-Completion Restructuring) that is treated as a corporation pursuant to Treasury Regulation Section 301.7701-2(b) shall, prior to Completion, convert its form of organization to qualify as an “eligible entity” within the meaning of Treasury Regulation Section 301.7701-3(a); and

(h)

use reasonable endeavours (taking into account, without limitation, the relevant internal resources available to the Vendor and the Group), and subject to the prior written consent of DB, to procure, at least 10 days prior to Completion (i) the elimination of all Icelandic Upstream Debt or the assumption of such debt by a subsidiary of AGH that is a member of the Icelandic joint taxation group; (ii) that the Icelandic Debtors transfer all of the Icelandic Receivables to Actavis Group PTC ehf. (collectively, (the “Icelandic Debt Elimination”) in accordance with this paragraph (h). As soon as reasonably practicable after the date hereof, and subject to the Vendor Group being indemnified (on an after Tax basis) for any losses suffered or incurred in connection therewith by the Vendor Group but not, for the avoidance of doubt, any Group Company, the Vendor and the Purchaser shall cooperate in good faith in preparing: (1) a draft plan setting forth in reasonable detail the steps to implement the Icelandic Debt Elimination; and (2) drafts of all agreements and ancillary documents necessary to implement the Icelandic Debt Elimination. As soon as reasonably practicable following the approval in writing of such plans, agreements and documents by the Vendor and the Purchaser, and subject to the Vendor Group being indemnified (on an after Tax basis) for any losses suffered or incurred in connection therewith by the Vendor Group but not, for the avoidance of doubt, any Group Company, the Vendor and the Purchaser shall cooperate in good faith to cause the Icelandic Debt Elimination to be implemented according to such plans and pursuant to agreements and documents. The Vendor shall keep the Purchaser reasonably informed of the progress on the implementation of the Icelandic Debt Elimination and shall deliver, or cause to be delivered, to the Purchaser executed copies of all agreements and ancillary documents entered into in connection with the Icelandic Debt Elimination. Providing the Icelandic Debt Elimination has completed on the basis set out above, the Vendor shall use best efforts to procure that as at Completion, (other than (a) recharges of intercompany expenses in the ordinary course of business; and (b) intercompany balances related to the Group’s cash pooling arrangements): (i) no Group Company has outstanding any cash advances to an Icelandic Debtor; and (ii) no new Icelandic Upstream Debt or Icelandic Receivables are outstanding, which have come into existence since the completion of the Icelandic Debt Elimination.

1.2	Within three months following the date of this Agreement, the Vendor shall provide to the Purchaser a list of all deadlines for payment of fees, in respect of any of the Registered Intellectual Property (including but not limited to application, annuity, renewal and maintenance fees) falling due in the 180 day period commencing three months from the date of this Agreement, excluding any fees payable or actions needed to record any transfer of, or security over, Registered Intellectual Property arising from this Transaction.

2.	INDIRECT EQUITY HOLDERS’ OBLIGATIONS

Except as otherwise expressly permitted or contemplated under this Agreement (including with respect to matters included in any Permitted Leakage or the Pre-Completion Restructuring), as required by applicable Law or with the prior written consent of the Purchaser, each Indirect Equity Holder, on a several basis, shall not from the date of this Agreement until Completion take any action in relation to its shareholding in EquityCo that could reasonably be expected to result in any of the Conditions not being satisfied as promptly as reasonably practicable and in any case prior to the Long Stop Date.

3.	PURCHASER’S OBLIGATIONS

3.1	Except as otherwise expressly permitted under this Agreement, as required by applicable Law or with the prior written consent of the Primary Indirect Interest Holders, the Purchaser Guarantor shall, and shall cause its subsidiaries to, during the Interim Period:

(a)

use commercially reasonable endeavours to, in each case, take, or cause to be taken, all appropriate action, do, or cause to be done, all things necessary, proper or advisable under applicable Laws, and to execute and deliver, or cause to be executed and delivered, such instruments and documents as may be required, to arrange the Debt Financing as promptly as reasonably practicable on the terms and subject only to the conditions contained in the Debt

Commitment Letter (and to the extent no more restrictive than the conditions contained in the Debt Commitment Letter, the conditions contained in the Debt Financing Documents), including, in the case of the Debt Financing, (i) to use commercially reasonable efforts to negotiate and enter into a definitive agreement with respect to the Senior Credit Facility (as defined in the Debt Commitment Letter) as soon as is reasonably practicable and (ii) to use commercially reasonable efforts to provide an initial draft of an offering document for the Purchaser Guarantor’s offering of notes by 1 July 2012;

(b)	(i) use reasonable best efforts to comply, and cause its subsidiaries to comply on a timely basis, with all covenants and satisfy, and cause its subsidiaries to satisfy on a timely basis, all conditions applicable to the Purchaser Guarantor or its Affiliates contained in the Debt Commitment Letter and Debt Financing Documents, (ii) use reasonable best efforts to consummate the Debt Financing contemplated by the Debt Commitment Letter and Debt Financing Documents at the Completion, including using its best efforts to cause the Financing Sources to fund the Debt Financing, (iii) use reasonable best efforts to pay any and all commitment or other fees in a timely manner that become payable by the Purchaser or the Purchaser Guarantor under the Debt Commitment Letter following the date of this Agreement, to the extent that the failure to pay such fees would reasonably be expected to adversely impact the availability of the financing thereunder, and (iv) to the extent the Debt Financing includes an offering of debt securities that are to be registered pursuant to the Securities Act, use reasonable best efforts to effect the registration (to the extent the Purchaser Guarantor is eligible, and except where such use would be impracticable or prohibited by any law or regulation) using a registration statement that will be automatically effective;

(c)	refrain from taking any action that would be reasonably likely to result in the failure of any of the conditions to be satisfied as of the Completion Date that are contained in the Debt Commitment Letter or the Debt Financing Documents;

(d)	(i) use reasonable best efforts to satisfy the conditions under the Debt Commitment Letter and the Debt Financing Documents, and (ii) to the extent the conditions under the Debt Commitment Letter and the Debt Financing Documents have been satisfied on the Completion Date, use reasonable best efforts (A) to draw such amounts as it requires under the Debt Financing Documents on the Completion Date sufficient for the Purchaser or Purchaser Guarantor to pay the amounts due at Completion under this Agreement, and (B) to pay all fees and expenses required to be paid as of such date in connection with the Debt Financing (having deducted all other amounts (if any) to be funded pursuant to any Debt Financing Document on such date);

(e)

(i) use reasonable endeavours to maintain the Debt Commitment Letter and, following its execution, each other Debt Financing Document, in full force and effect, (ii) not agree to or permit any amendment, supplement, waiver or other modification of any Debt Commitment Letter or Debt Financing Document, unless such amendment, supplement, waiver or other modification does not (A) include any conditions that are in the aggregate more onerous than the conditions to the funding of the Debt Financing, (B) materially adversely impact the ability of the Purchaser and Purchaser Guarantor to consummate the transactions contemplated by this Agreement, (C) modify or amend any provision that relates to jurisdiction or cooperation to satisfy conditions precedent or expressly limits the liability of the Vendor, the Target Companies or the Indirect Interest Holders in a manner that is adverse to any of their respective interests, or (D) reduce the aggregate amount of the Debt Financing, and (iii) ensure that the terms and conditions of the Debt Financing provided under any Debt Financing Document other than the Debt

Commitment Letter shall not contain additional or modified conditions or other contingencies to the funding, or any terms relating to the availability or amount of the Debt Financing that are materially adverse to the interests of the Vendor without the Primary Indirect Interest Holders’ prior written consent;

(f)	refrain from taking any action or omit to take any action, which could have the effect of: (i) reducing the aggregate amount of the financing committed and available to be drawn by the Purchaser and Purchaser Guarantor under the Debt Financing Documents below the amount which, having deducted all other amounts (if any) to be funded pursuant to any Debt Financing Document, is sufficient to ensure that the Purchaser and Purchaser Guarantor will be able to pay the amounts due at Completion under this Agreement; or (ii) reducing the period of time for which funds are available to be drawn by the Purchaser and Purchaser Guarantor;

(g)	if any portion of the Debt Financing becomes unavailable on the terms and conditions contained in the Debt Commitment Letter, promptly notify the Primary Indirect Interest Holders, and the Purchaser Guarantor shall use its commercially reasonable endeavours to obtain, as promptly as practicable following the occurrence of such event, replacement commitments on terms that will enable the Purchaser and Purchaser Guarantor to consummate the transactions contemplated by this Agreement (the “Alternative Financing”) and that are not less favourable in the aggregate to the Purchaser, the Purchaser Guarantor, the Vendor and the Indirect Interest Holders than those contained in the Debt Commitment Letter; provided that such replacement commitments shall not be subject to any additional or modified conditions or other contingencies to the funding, or any terms relating to the availability or amount of the Debt Financing that are materially adverse to the interests of the Vendor (unless the Primary Indirect Interest Holders provide prior written consent, which shall not be unreasonably withheld or delayed);

(h)	deliver to the Vendor (i) an executed version of any amendment, supplement, waiver or other modification of the Debt Commitment Letter or any Debt Financing Document to the extent the Vendor’s consent thereto was required pursuant to paragraph (e) above, (ii) complete and correct copies of any commitment letter relating to Alternative Financing, together with any documentation relating to such Alternative Financing that contains any additional or modified conditions or other contingencies to the funding, or any terms relating to the availability or amount of the Debt Financing and (iii) drafts of any Debt Financing Documents that any Representative of the Group is requested to execute in connection with the Debt Financing;

(i)	provide to the Vendor (i) prompt notice of (A) any material breach by any party to the Debt Commitment Letter or the Debt Financing Documents, or any documents related to the Debt Financing or the Alternative Financing, of which the Purchaser Guarantor has become aware or any material potential breach threatened in writing or material dispute with any Financing Source with respect to its obligation to fund the full amount of the Debt Financing, or (B) any circumstances as consequence of which the Purchaser Guarantor determines that it will fail as of the Completion Date to (1) arrange the Debt Financing, (2) execute definitive documentation in respect of the Debt Financing, (3) satisfy any condition to funding of the Debt Financing, or (4) fund the Debt Financing or (C) any termination of any Debt Financing Document or any documents related to the Debt Financing or the Alternative Financing (ii) on a confidential basis, copies of executed definitive documentation relating to the Debt Financing and/or, if applicable, any Alternative Financing, and (iii) to the extent required in order for the Vendor to comply with its obligations hereunder, information regarding the proposed timing of the Debt Financing;

(j)	consult with the Vendor in relation to any litigation or proceedings relating to the Debt Financing Documents or with the Financing Sources, to the extent such proceedings relate to or impact the Financing Sources’ obligations to fund the Debt Financing, provided that the Purchaser shall not be required under this paragraph (j) to disclose information to the Vendor or the Primary Indirect Interest Holders or take any other action which, in each case, would, in the sole judgment of the Purchaser, prejudice the Purchaser with respect to a concurrent or reasonably anticipated dispute between the Purchaser and the Vendor to the extent that the Purchaser is not otherwise required to disclose such information by this Agreement or by Law; and

(k)	use reasonable endeavours to maintain the Warranty and Indemnity Insurance Policy, in full force and effect, and (ii) not agree to or permit any amendment, supplement, waiver or other modification of the Warranty and Indemnity Insurance Policy, unless such amendment, supplement, waiver or other modification does not materially adversely impact the position of the Vendor or the Indirect Interest Holders or reduce the aggregate amount of the Warranty and Indemnity Insurance Policy.

Notwithstanding this paragraph 3.1, the Purchaser may (but shall not be obligated to) replace, amend or supplement the Debt Commitment Letter or Debt Financing Documents to add commercial banks, investment banks or other institutional investors as lenders, lead arrangers, bookrunners, syndication agents, documentation agents or similar entities with commitments thereunder that have not executed the Debt Commitment Letter as of the date hereof, if the addition of such additional parties, individually or in the aggregate, would not materially prevent, delay or impair the availability of the Debt Financing in the amount and on the terms and conditions in the Debt Commitment Letter or the consummation of the transactions contemplated by this Agreement.

SCHEDULE 4

COMPLETION OBLIGATIONS

1.	VENDOR AND INDIRECT INTEREST HOLDER OBLIGATIONS

Vendor

1.1	At Completion, the Vendor shall:

(a)	deliver to the Purchaser or procure the delivery to the Purchaser of:

(i)	all documents, duly executed and/or endorsed where required, required to enable title to all of the Shares to pass into the name of the Purchaser (or its nominees);

(ii)	all documents, duly executed, to:

(A)	unconditionally release and discharge any Encumbrance, guarantee, indemnity or other obligation or liability that any member of the Group may have to any member of the Vendor Group or an Indirect Interest Holder Group (excluding the Excluded Third Party Guarantees) (the “General Release”); and

(B)	terminate any and all security documentation and release all Encumbrances relating to the Debt Facilities (including all statutory filings or notifications reasonably required in respect of such Encumbrances in any jurisdiction in which security is taken) (in each case in form and substance satisfactory to the Purchaser) (the “Group Security Releases”);

(iii)	a share certificate or certificates representing all of the AI Shares, free and clear of any Encumbrances, duly endorsed for transfer to the Purchaser or its designee or accompanied by a stock power endorsed in blank;

(iv)	documentation evidencing the title of the Vendor to the APH4 Shares;

(v)	a unanimous shareholder resolution by the holders of the AS Shares pursuant to paragraph (b)(i) of this Schedule 4 (Completion Obligations) approving the transfer of ownership of the AS Shares free and clear of any Encumbrances to the Purchaser or its designee, and a letter issued by AS addressed to the Purchaser or its designee acknowledging and accepting the transfer of the AS Shares to the Purchaser or its designee;

(vi)	a certified copy of any power of attorney in Agreed Form if any document to be delivered to the Purchaser under this paragraph 1 has been executed under it;

(vii)	in respect of each Target Company, Actavis Pharma Holding 5 ehf., Actavis Eignarhaldsfélag ehf. and AGH, letters of resignation in Agreed Form (subject to any additional changes required to ensure compliance with local Law) duly executed by the directors of such Group Companies as the Purchaser may notify to the Vendor at least 10 Business Days prior to Completion;

(viii)	in each case where the said documentation exists and is in the possession of a person other than a Group Company or its professional advisers, the share certificates, or equivalent documents in the relevant jurisdiction, in respect of the issued shares in the capital of each of the Group Companies owned by a member of the Group or an indemnity in respect of any lost documentation;

(ix)	in each case where the said documentation exists and is in the possession of a person other than a Group Company or its professional advisers, all the statutory and other books of each Group Company and all certificates of incorporation, certificates of incorporation on change of name and common seals or such equivalent items in the relevant jurisdiction as are kept by such Group Company or required to be kept by Law;

(x)	in each case where the said documentation exists and is in the possession of a person other than a Group Company or its professional advisers, any title deeds to the Properties;

(xi)	a counterpart of:

(A)	the Vendor’s Updated Disclosure Letter;

(B)	the Intra Group Debt Transfer Agreement;

(C)	the Assumption Agreement;

(D)	the Restructuring Deed Release Deed;

(E)	the General Release;

(F)	the Group Security Releases; and

(G)	the Deed of Novation,

duly executed by the relevant Vendor or Group Company; and

(xii)	a copy of a board resolution of the Vendor approving the Transaction and the execution by the Vendor of the Transaction Documents (to which it is a party) and any other documents referred to in this Agreement;

(xiii)	a statement complying with Treasury Regulations 1.897-2(h)(1)(i) certifying that the A.I. Shares are not a United States real property interest within the meaning of Section 897(c) of the I.R.C.; and

(b)	procure that board resolutions (or to the extent they are required in the relevant jurisdiction, shareholder resolutions) in respect of the relevant Group Companies are passed:

(i)	approving, in the case of the Target Companies, the transfers of the relevant Shares (subject only to due stamping) and the registration, in the register of members, of each transferee as the holder of the shares concerned; and

(ii)

appointing as directors and/or secretary of the Target Companies such persons as the Purchaser may nominate, at least 20 Business Days prior to Completion (provided that the Purchaser shall provide such information as the Vendor may reasonably require in relation to such appointees at least 10 Business Days prior to Completion), such appointments to take effect at the close of the meeting.

Indirect Equity Holders

1.2	At Completion, each Indirect Equity Holder shall deliver to the Purchaser or procure the delivery to the Purchaser of:

(a)	a certified copy of any power of attorney in Agreed Form if any document to be delivered to the Purchaser under this paragraph 1 has been executed by it under it;

(b)	in the case of ALMC only, an opinion of Icelandic counsel in Agreed Form confirming that it is validly incorporated under the laws of Iceland, has the capacity to enter into this Agreement and that the Agreement is legal, valid and enforceable;

(c)	in the case of Nitrogen, the Warranty Escrow Agreement, the Adjustment Escrow Agreement and the Interim Covenant Escrow Agreement duly executed by them; and

(d)	the Deed of Novation, the General Release and the Restructuring Deed Release Deed duly executed by such Indirect Equity Holder.

Debt Holders

1.3	At Completion, each Debt Holder shall, severally, and simultaneously with the due performance by the Purchaser of its obligations under Clause 6.2(d) and paragraph 2 of this Schedule 4 (Completion Obligations) deliver to the Purchaser or procure the delivery to the Purchaser of:

(a)	a certified copy of any power of attorney in Agreed Form if any document to be delivered to the Purchaser under this paragraph 1 has been executed by it under it;

(b)	in the case of Landsbanki and DB, the Warranty Escrow Agreement, the Adjustment Escrow Agreement and the Interim Covenant Escrow Agreement duly executed by them;

(c)	in the case of Landsbanki only, an opinion of Icelandic counsel in Agreed Form confirming that it is validly incorporated under the laws of Iceland, has the capacity to enter into this Agreement and that the Agreement is legal, valid and enforceable;

(d)	a counterpart of:

(i)	the General Release duly executed by such Debt Holder;

(ii)	the Restructuring Deed Release Deed duly executed by such Debt Holder;

(iii)	the Group Security Releases duly executed by such Debt Holder (or any of its Affiliates as necessary);

(iv)	the Deed of Novation duly executed by such Debt Holder; and

(e)	in the case of Landsbanki only, a copy of a board resolution of that Debt Holder approving the Transaction and the execution by it of the Transaction Documents (to which it is a party) and any other documents referred to in this Agreement, duly certified as correct by an officer of Landsbanki.

Managers

1.4	At Completion, each Manager shall deliver to the Purchaser and the Vendor the Deed of Novation duly executed by such Manager.

2.	PURCHASER’S OBLIGATIONS

2.1	At Completion the Purchaser shall, simultaneously with the due performance by the Vendor and the Indirect Interest Holders of their obligations under Clause 6.2 and paragraph 1 of this Schedule 4 (Completion Obligations):

(a)	pay the Initial Cash Consideration as provided in Clause 3.2;

(b)	pay the amount equal to the Revolving Debt Amount to the Vendor’s Bank Account pursuant to Clause 3.1(b); and

(c)	deliver to the Vendor:

(i)	a counterpart of:

(A)	the Intra Group Debt Transfer Agreement;

(B)	the Assumption Agreement;

(C)	the Warranty Escrow Agreement;

(D)	the Adjustment Escrow Agreement;

(E)	the Interim Covenant Escrow Agreement; and

(F)	the Deed of Novation,

duly executed by the Purchaser and/or the Purchaser Guarantor; and

(ii)	a copy of a board resolution of the Purchaser and the Purchaser Guarantor approving the Transaction and the execution by the Purchaser and the Purchaser Guarantor of the Transaction Documents and any other documents referred to in this Agreement.

SCHEDULE 5

VENDOR WARRANTIES

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Schedule 5 (Vendor Warranties), where the context admits:

“Acquisition Agreements” means the purchase, sale or merger agreements (including disclosure schedules) for acquisitions, consolidations, reorganisations or dispositions of a business, real property or operations by any Group Company (excluding product in-licensing agreements or out-licensing agreements entered into in the ordinary course of business) that: (i) occurred during the last three years; or (ii) occurred prior to the last three years and which include any covenants, indemnities, representations or warranties that still survive or are under dispute, or that contain “earnouts” or contingent payments based on post-closing events or performance that have yet to be made;

“Annual Debt Service Obligation” means, in respect of any financial year of a Group Company, the aggregate amount of:

(a)	accrued cash interest, commission, fees, discounts, prepayment fees, premiums or charges and other finance payments in respect of indebtedness of that Group Company;

(b)	all scheduled repayments of indebtedness of that Group Company falling due during that financial year (excluding any amounts falling due under any overdraft or revolving facility which were available for simultaneous redrawing according to the terms of that facility or any such obligations owed to another Group Company; and

(c)	any capital element of any payments in respect of that financial year payable under any finance lease entered into by that Group Company;

“Benefit Plan” means the US Additional Plans and any plan, or other arrangement, in each case maintained or contributed to or required to be maintained or contributed to by any Group Company or any Commonly Controlled Entity for the provision of compensation or benefits in respect of life insurance, medical, dental or vision benefits, sick leave and paid time off arrangements, salary continuation, severance, disability, post-retirement medical benefits, welfare benefits or deferred compensation arrangements or Pension Benefits to Employees, Former Employees or their dependents, including, for the avoidance of doubt, any Pension Plan but does not include any mandatory benefit prescribed by statute;

“Bribery Act” means the United Kingdom Bribery Act 2010;

“Business Intellectual Property” has the meaning given in paragraph 19.2 of this Schedule 5 (Vendor Warranties);

“Commonly Controlled Entity” means any person or entity that, together with any Group Company, is treated as a single employer under Section 414 of the Code;

“DB Plan” means any plan, or other arrangement, maintained or contributed to by any Group Company or any Commonly Controlled Entity for the provision of any defined benefit Pension Benefit;

“Employment Dispute” has the meaning given in paragraph 22.7 of this Schedule 5 (Vendor Warranties);

“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings or other natural or man-made structures whether above or below ground); water (including water under or within land); soil and land and any ecological systems and living organisms supported by these media (including, for the avoidance of doubt, man);

“Environmental Law” means all applicable laws (including, for the avoidance of doubt, common law), statutes, regulations and final and binding court and other tribunal decisions of any relevant jurisdiction in force in the relevant jurisdiction at the date of this Agreement whose purpose is to protect, or prevent pollution of, the Environment or to regulate emissions, discharges, or releases of Hazardous Substances into the Environment, or to regulate the use, treatment, storage, burial, disposal, transport or handling of Hazardous Substances, and all by-laws, codes, regulations, decrees or orders issued or promulgated or approved thereunder or in connection therewith;

“Environmental Permit” means any material permit, licence, consent, approval, authorisation, permission, notification, waiver or order which is issued, granted or required under Environmental Law which is necessary to operate the business;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

“Export and Sanctions Laws” has the meaning given in paragraph 9.5 of this Schedule 5 (Vendor Warranties);

“FCPA” means the United States Foreign Corrupt Practices Act, 1977;

“Former Employee” means any person who was previously an employee of any of the Group Companies and whose employment has terminated in the twelve month period prior to the date of this Agreement;

“Good Manufacturing Practice” means all applicable standards of good manufacturing practice required by any Authority in any country in which products of the Group Companies are manufactured;

“Hazardous Substances” means any wastes, pollutants, contaminants and any other natural or artificial substances (whether in the form of a solid, liquid, gas or vapour) which is capable of causing harm or damage to the Environment or a nuisance to any person;

“Health Care Laws” has the meaning given in paragraph 9.4(a)(iii) of this Schedule 5 (Vendor Warranties);

“IT Systems” means all material computer hardware, including peripherals and ancillary equipment and network and telecommunications equipment, and all material computer software, including associated proprietary materials, user manuals and other related documentation used by any of the Group Companies;

“Licences” has the meaning given in paragraph 9.2 of this Schedule 5 (Vendor Warranties);

“Material Contract” means any agreement or arrangement to which any of the Group Companies is a party or is bound and which:

(a)	is a contract with a logistics/shipping firm and is of material importance to the business, assets, liabilities, income or expenditure of the Group;

(b)	is with a supplier or vendor and which has resulted in payments by a Group Company of more than the following amounts in respect of the relevant area in 2011 or is reasonably expected to result in payments by a Group Company of more than the following amounts in respect of the relevant area in the 2012 financial year: (i) Europe: €3 million; (ii) US: US$10 million; (iii) Medis: €3 million; (iv) MEAAP: €1 million; (v) for Active Pharmaceutical Ingredients (API): €3 million; and (vi) for finished products: €3 million;

(c)	is with a customer or client and which has resulted in payments to a Group Company of more than the following amounts in respect of the relevant area in 2011 or is reasonably expected to result in payments to a Group Company of more than the following amounts in respect of the relevant area in the 2012 financial year: (i) Europe: €3 million; (ii) US: US$20 million; (iii) Medis: €3 million; and (iv) MEAAP: Euro €1 million;

(d)	relates to sale, agency, supply, distribution, management, service, warehousing and advertising arrangements and which has resulted in payments to or by a Group Company of more than the following amounts in respect of the relevant area in 2011 or is reasonably expected to result in payments of more than the following amounts in respect of the relevant area in the 2012 financial year: (i) Europe: €3 million; (ii) US: US$5 million; (iii) Medis: €3 million; and (iv) MEAAP: €1 million;

(e)	is with a government or quasi-governmental agency and which has resulted in payments to or by a Group Company of more than the following amounts in respect of the relevant area in 2011 or is reasonably expected to result in payments of more than the following amounts in respect of the relevant area in the 2012 financial year: (i) Europe: €3 million; (ii) US: US$3 million; (iii) Medis €3 million; and (iv) MEAAP: €1 million;

(f)	requires a payment to or by a Group Company of in excess of €1 million and is not on arm’s length terms;

(g)	is a joint venture, partnership or similar agreement and which is of material importance to the business, assets, liabilities, income or expenditure of the Group as a whole;

(h)	is a lease or sublease of an interest in Property (with a Group Company being either the lessor or the lessee) or a rental and premises related service agreement;

(i)	is an instalment purchase agreement which is reasonably expected to result in payments of more than €3 million in a twelve month period;

(j)	is an agreement which contains a non-competition, non-solicitation or other restrictive clause in relation to engaging in any business, soliciting employees, customers or suppliers or in any other way restricting the Group’s ability to compete and which is of material importance to the business, assets, liabilities, income or expenditure of the Group as a whole;

(k)

other than arrangements relating to the Debt Facilities, is an agreement relating to borrowing of money or to the guarantee or assumption of obligations of others (whether secured or unsecured, including loan and credit agreements, indentures, receivables or inventory financing arrangements, promissory notes, sale and leasebacks, bond financings and other evidences of indebtedness, including all inter-company debt and guarantees of third party indebtedness) which is reasonably expected to result in an Annual Debt Service Obligation of greater than €3 million;

(l)	other than arrangements relating to the Debt Facilities: (a) is a letter of credit (or equivalent instrument) where a Group Company is the account party or in respect of which a Group Company has a reimbursement obligation; or (b) is a letter or agreement confirming any lines of credit, in each case which are reasonably expected to result in an Annual Debt Service Obligation of greater than €3 million;

(m)	other than arrangements relating to the Debt Facilities, is a security agreement which is reasonably expected to result in an Annual Debt Service Obligation of greater than €3 million, including mortgages and deeds of trust to which a Group Company is party or to which any of a Group Company’s assets are subject;

(n)	is an indemnification or hold harmless arrangement which is reasonably expected to result in payments of more than €3 million in a twelve month period, including, without limitation, those pertaining to environmental clean-up or compliance; or

(o)	other than arrangements relating to the Debt Facilities, is an agreement with creditors or other financial arrangements, including the sale of securities, sale and repurchase or leaseback arrangements, capitalized leases, bonds, real estate and other instalment purchases, equipment leases and which is reasonably expected to result in an Annual Debt Service Obligation of greater than €3 million;

“Material Group Companies” means AI, AGH, Actavis Group PTC. ehf., Medis ehf., Actavis Holdings UK Ltd, LLC “Actavis”, Actavis Holding Germany GmbH, Actavis Holding AB, Actavis EAD and Actavis Pharma Holding 5 ehf.;

“Multiemployer Plan” has the meaning given in paragraph 23.2 of Schedule 5;

“Non-US Group Company” means a Group Company formed under the laws of any jurisdiction other than the United States or a political subdivision thereof;

“Off-Site Disposal Property” means any property (a) that is not and has not been owned or occupied by a Group Company and (b) to which a Group Company has transported, or has arranged for a third party to transport, Hazardous Substances or to which a Group Company has arranged for a third party to treat, store, handle or dispose of Hazardous Substances;

“Pension Benefit” means any benefit provided under a scheme or other arrangement, comprised in one or more instruments, having, or capable of having effect so as to provide benefits to or in respect of people on retirement, or on having reached a particular age, or on termination of service in an employment, but does not include any mandatory benefit prescribed by statute;

“Pension Plan” means any plan (other than a US Additional Plan), or other arrangement, maintained or contributed to by any Group Company or any Commonly Controlled Entity for the provision of any Pension Benefit, including, for the avoidance of doubt, any DB Plan;

“Relevant Transfer” has the meaning given in paragraph 22.9;

“US Additional Plan” means any employment, severance, change in control or similar agreement or policy (other than a Pension Plan), in each case maintained or contributed to or required to be maintained or contributed to by any Group Company or any Commonly Controlled Entity in the United States only for the provision of any compensation or benefit to Employees, Former Employees or their dependents; and

“US Employee” means any Employee employed by a Group Company in the United States.

2.	CAPACITY AND AUTHORITY

2.1	The Vendor is validly incorporated, in existence and duly registered under the laws of its country of incorporation.

2.2	The Vendor and each Group Company which is a party to this Agreement or any of the other Transaction Documents have taken all necessary action and have all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents to which it is a party in accordance with their terms.

2.3	This Agreement and the other Transaction Documents constitute (or shall constitute when executed) valid, legal and binding obligations on the Vendor and each Group Company which is a party in the terms of this Agreement and such other Transaction Documents.

2.4	The execution and delivery of this Agreement and the other Transaction Documents by the Vendor and each Group Company which is a party thereto and the performance of and compliance with its terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of the Vendor, or any Law, order or judgment that applies to or binds any such person.

2.5	With the exception of any items relating to merger control, employee-related consultation, notifications or approvals, no consent, action, approval, or authorisation of, and no registration, declaration, notification or filing with or to any Authority is required to be obtained or made by any member of the Vendor Group or the Target Companies to authorise the execution or performance of this Agreement by such persons.

3.	SHARES IN THE TARGET COMPANIES AND THE SUBSIDIARIES

3.1	The AI Shares constitute the whole of the allotted and issued share capital of AI, the APH4 Shares constitute the whole of the allotted and issued share capital of APH4, and the AS Shares constitutes the whole of the allotted and issued share capital of AS and, in each case, are fully paid and free from all Encumbrances.

3.2	Immediately prior to Completion, the AI Shares shall constitute the whole of the allotted and issued share capital of AI, the APH4 Shares shall constitute the whole of the allotted and issued share capital of APH4 and the AS Shares shall constitute the whole of the allotted and issued share capital of AS, and in each case shall be fully paid and shall be free from all Encumbrances.

3.3	The Vendor is the sole legal and beneficial owner of the Shares and will be, at Completion, entitled to transfer the full ownership of the Shares on the terms set out in this Agreement.

3.4	A Target Company or a combination of Group Companies are the legal and beneficial owners of the entire issued share capital of each of the Material Group Companies as set out in Part 2 of Schedule 2 (Particulars of the Target Companies and the Subsidiaries) and all such shares are fully paid up and will at Completion be free from all Encumbrances.

3.5	Part 2 of Schedule 2 (Particulars of the Target Companies and the Subsidiaries) contains a table with each Target Companies’ subsidiaries and sets out in relation to each subsidiary (i) the name of the subsidiary, (ii) the place of incorporation, (iii) the date of incorporation, (iv) the registration number and (v) the Group Company shareholder and its shareholding.

3.6	A Target Company or a subsidiary of a Target Company is the sole legal and beneficial owner of the percentage of the issued share capital of each of the subsidiaries as shown in the table of Part 2 of Schedule 2 (Particulars of the Target Companies and the Subsidiaries) and all such shares are fully paid up and shall be free from all Encumbrances on Completion.

3.7	Each Group Company is validly incorporated, in existence and duly registered under the laws of its country of incorporation.

3.8	No right has been granted to any person other than to a Group Company to require any of the Group Companies to allot, issue, sell, transfer or convert any of their share capital and no Encumbrance has been created in favour of any person other than Group Companies affecting any unissued shares or debentures or other unissued securities of any of the Group Companies.

3.9	No commitment has been given to create an Encumbrance affecting the Shares or the issued shares of any of the subsidiaries that are owned by Group Companies (or any unissued shares or debentures or other unissued securities of any of the Group Companies) or for any of them to issue any share capital and no person has claimed any rights in connection with any of those things.

3.10	No voting trusts or other agreements or understandings with respect to the voting of shares exists with respect to the shares in any Group Company, other than those rights arising by operation of Law.

3.11	No Group Company:

(a)	holds or beneficially owns, or has agreed to acquire, any interest of any nature in any shares, debentures or other securities of any company other than any of the Group Companies with a value in excess of €5 million;

(b)	has any branch or permanent establishment outside its country of incorporation; or

(c)	has allotted or issued any securities that are convertible into shares other than to any Group Company.

3.12	All dividends or distributions declared, made or paid by any of the Group Companies in the last two (2) years have been declared, made or paid in accordance with its then existing articles of association, by-laws or any other constitutional and corporate documents (or have otherwise been ratified), all applicable Laws, the rules of any Authority and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

4.	INTRA GROUP DEBT

4.1	The Vendor is the sole legal and beneficial owner of the Intra Group Debt free and clear of all Encumbrances.

4.2	True and accurate copies of all material documentation relating to the Intra Group Debt are contained in the Data Room at sections O.7.1.43 and O.7.2.3 and the Vendor has not entered into any written amendments of the documents listed therein and at Disclosure Documents 21 to 27 and 33.

4.3	The Intra Group Debt has not been syndicated to any other person.

4.4	According to the Group’s accounting records, the aggregate outstanding principal balance under the Intra Group Debt as at 24 April 2012 was €6,505,191,123 and US$335,497,250, (such amounts including, in the case of the Intra Group Debt relating to the on-lending of the proceeds of the PIK Facility Agreement and the Subordinated Facility Agreement, principal plus accrued capitalised interest as at 24 April 2012), and the accrued but unpaid cash interest (where applicable) is €9,459,078 and US$2,254,698, in each case, as at 24 April 2012, and the outstanding principal balance under the Intra Group Debt and the accrued but unpaid cash interest (where applicable) at the Completion Date are as set out in the Vendor’s Updated Disclosure Letter.

5.	CONSTITUTIONAL AND CORPORATE DOCUMENTS

5.1	The copies of the existing articles of association, by-laws or other constitutional and corporate documents of the Material Group Companies (copies of which are included at section O.2 of the Data Room) are true, accurate and complete in all respects and copies of all the resolutions and agreements required to be annexed to or incorporated in those documents by Law are annexed or incorporated.

5.2	No Group Company is in material violation of any of the provisions of its articles of association, by-laws or other constitutional documents.

5.3	All books and registers of the Material Group Companies required to be maintained by Law have been properly kept in all material respects and no notice or allegation that any of them is incorrect or should be rectified has been received since 1 January 2010.

6.	ACCOUNTS

6.1	The Accounts:

(a)	have been prepared in accordance with International Financial Reporting Standards, Standing Interpretations Committee Abstracts and International Financial Reporting Interpretations Committee Abstracts not superseded and the policies, principles and practices generally accepted and consistent therewith;

(b)	give a true and fair view of the consolidated financial position of the APH4 Group as at the Balance Sheet Date and of its consolidated financial performance and its consolidated cash flows for the financial year ended on that date in accordance with International Financial Reporting Standards;

(c)	apply policies and estimation techniques of accounting which have been consistently applied in the preparation of financial statements of each APH4 Group Company for the purposes of preparing the Accounts and in the audited consolidated financial statements of the APH4 Group for the two accounting reference periods ending on the Balance Sheet Date;

(d)	have been audited by an auditor or firm of accountants qualified to act as auditors in the jurisdiction of incorporation of APH4 and the auditors’ report required to be annexed to the Accounts is unqualified; and

(e)	have been filed in accordance with the requirements of applicable Law.

6.2	The Management Accounts:

(a)	have been prepared in accordance with the accounting policies used in preparing the Accounts (with the exception of presentation and disclosures) applied on a consistent basis, in all material respects, and on a basis consistent with that employed in preparing the Management Accounts for the twelve months ending on the Balance Sheet Date; and

(b)	having regard to the purpose for which they were prepared, are not misleading in any material respect and do not materially overstate the assets and profits or materially understate the liabilities and losses of the Group Companies for the periods to which they relate.

6.3	The AS Accounts:

(a)	have been prepared in accordance with the accounting policies used in preparing the Accounts (with the exception of presentation and disclosures) applied on a consistent basis, in all material respects; and

(b)	having regard to the purpose for which they were prepared, are not misleading in any material respect and do not materially overstate the assets and profits or materially understate the liabilities and losses of AS for the periods to which they relate.

6.4	As at the Completion Date the Interim Period Management Accounts:

(a)	have been prepared in accordance with the accounting policies used in preparing the Accounts (with the exception of presentation and disclosures) applied on a consistent basis, in all material respects, and on a basis consistent with that employed in preparing the Management Accounts for the twelve months ending on the Balance Sheet Date; and

(b)	having regard to the purpose for which they were prepared, are not misleading in any material respect and do not materially overstate the assets and profits or materially understate the liabilities and losses of the Group Companies for the periods to which they relate.

6.5	Other than as reflected in the Management Accounts or reserved against in the Accounts or the AS Accounts, there are no material liabilities or obligations of any Group Company of any nature, whether or not accrued, contingent or otherwise that are required by IFRS to be included or reflected on a consolidated balance sheet of APH4 or a balance sheet of AS.

7.	CHANGES SINCE THE BALANCE SHEET DATE

7.1	Since the Balance Sheet Date:

(a)	the Group has conducted its business, in all material respects, in the normal course and as a going concern;

(b)	there has been no material adverse change in the business, the results of operations or the financial position of the Group taken as a whole excluding any External Event;

(c)	no Material Group Company:

(i)	has issued or agreed to issue any share or loan capital which would affect the ownership rights, directly or indirectly, of a Group Company in another Group Company; or

(ii)	has, or has agreed to, declare, make or pay any dividend or other distribution of profits or assets;

(d)	no Group Company (other than a Material Group Company):

(i)	has issued or agreed to issue any share or loan capital to a person outside the Group which would affect the ownership rights, directly or indirectly, of a Group Company; or

(ii)	has, or has agreed to, declare, make or pay any dividend or other distribution of profits or assets to a person, other than another Group Company;

(e)	other than as reflected in the last set of Management Accounts made available to the Purchaser prior to the date of this Agreement, so far as the Vendor is aware, no Group Company has incurred any material actual or contingent liability;

(f)	other than any indebtedness between Group Companies and intra Group cash pooling arrangements entered into in the ordinary course, no Group Company has taken any form of financial security, and no capital expenditure (other than such capital expenditure budgeted for in the 2012 Budget) has been incurred on any individual item by any Group Company, in excess of €5 million and no Group Company has acquired, invested or disposed of (or agreed to acquire, invest or dispose of) any individual item in excess of €5 million;

(g)	there has been no increase or reduction of stock in trade of any Group Company other than in the ordinary course of business; and

(h)	other than in the ordinary course of business, none of the Group Companies realised amounts for any stock in trade pursuant to offered price reductions or discounts or allowances of a similar nature on sales of stock in trade, or sold stock in trade at less than cost price.

8.	FINANCIAL AND OTHER RECORDS

So far as the Vendor is aware, no notice has been received nor allegation made that the financial and / or accounting records of any of the Group Companies have not been properly prepared or maintained.

9.	COMPLIANCE WITH LAWS AND DISPUTES

9.1	Save with respect to FCPA and anti-corruption, employment, pensions, environmental and tax matters, since 1 January 2009, each Group Company has at all times conducted its business in all material respects in accordance with applicable Laws.

9.2

Save with respect to FCPA and anti-corruption, intellectual property, pensions, environmental and tax matters, all necessary licences, registrations, permissions, authorisations, permits, waivers, consents, clearances and registrations from Authorities including marketing authorisations (“Licences”) have been obtained by the Group to enable it to carry on its businesses in the manner and jurisdictions in which such businesses are currently carried on in all material respects and all such Licences are valid and subsisting in all material respects and, so far as the Vendor is aware, there are no notices or claims which are reasonably expected to result in the withdrawal or suspension, revocation, non-renewal or modification (including in relation to the modification of product labelling) of any such Licences.

9.3	The Group Companies:

(a)	possess and are in compliance in all material respects with all material Licences relating to the Group’s business required by the FDA, the Centers for Medicare & Medicaid Services, the Drug Enforcement Administration, the Department of Health and Human Services Office of Inspector General, the European Medicines Agency, the Medicines and Healthcare Products Regulatory Agency or any other Authority engaged in the regulation of pharmaceuticals or biohazardous materials;

(b)	have systems and practices in place for pharmacovigilance which are consistent with industry standards and practices; and

(c)	so far as the Vendor is aware, have not received any warning letters, 483s or other formal written notices that any Authority is threatening, any claim, notice, charge, action, investigation or enforcement proceeding in order to materially and adversely limit, revoke, suspend or modify any such Licence or, so far as the Vendor is aware, is reasonably likely to lead to the withdrawal, recall or restrictions in the use of the products, changes in the product’s summary of product characteristics or Licences.

9.4	So far as the Vendor is aware, no Group Company:

(a)	is in default or violation of any national, state, local, provincial or supranational health care laws of any government entity applicable to the Group Companies, or by which any property, business product or other asset of the Group Companies is bound or affected, including:

(i)	the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Stark law (42 U.S.C. § 1395nn), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the Federal Food Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.) (the “FDCA”), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act);

(ii)	EEA Member States laws implementing EU Directive 2001/83/EC on the Community code relating to medicinal products for human use, as last amended, or EU Regulation 726/2004 laying down Community procedures for the authorisation and supervision of medicinal products for human and veterinary use and establishing a European Medicines Agency; or

(iii)	any other similar Law relating to the research, development, manufacturing, import, export, distribution, marketing, promotion, advertising, sale, monitoring of adverse events or reactions, or reimbursement of medicinal products in a jurisdiction in which the Group conducts its business (collectively, “Health Care Laws”), except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Group (taken as a whole); or

(b)	has received any written notification of any pending or, to the knowledge of the Group Companies, threatened, claim, suit, proceeding, enforcement, investigation, arbitration or other action from any governmental entity, including, without limitation, the FDA, the Centers for Medicare & Medicaid Services, and the U.S. Department of Health and Human Services Office of Inspector General, alleging potential or actual non-compliance by, or liability of, the Group Companies under any Health Care Laws, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Group (taken as a whole).

9.5	So far as the Vendor is aware, each Group Company is conducting its business in compliance with the Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. 120-130), the Export Administration Regulations (15 C.F.R. 730 et seq.), the Office of Foreign Assets Control Regulations (31 C.F.R. Chapter V), executive orders of the President of the United States regarding embargoes and restrictions on trade with designated countries and persons, the Iran Sanctions Act of 1996 (Pub. L. 104-172), as amended by the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 (Pub. L. 111-195), the Customs Laws of the United States (19 U.S.C. § 1 et seq.), the International Emergency Economic Powers Act (50 U.S.C. § 1701-1706), the U.S. Commerce Department antiboycott regulations (15 C.F.R. 560), the U.S. Treasury Department antiboycott requirements (26 U.S.C. § 999), any other export control regulations issued by the agencies listed in Part 730 of the Export Administration Regulations, or any other similar Law, in each case where applicable to a Group Company in which that Group Company conducts its business (collectively, “Export and Sanctions Laws”) in all material respects, and has instituted and maintained written policies and procedures designed to ensure and achieve compliance with Export and Sanctions Laws.

9.6	Each Group Company has obtained and complied with all Licences required under Export and Sanctions Laws for the Group Companies’ export, re-export or import of goods, software or technology, or the provision or receipt of services in all material respects.

9.7	So far as the Vendor is aware, none of the Group Companies has conducted or initiated any material internal investigation, made any material mandatory disclosure, failed to make any material mandatory report or material disclosure to any Authority pursuant to Export and Sanctions Laws, or has received a notice from any Authority regarding any material actual or possible violation of or failure to comply with any Export and Sanctions Laws in the last 12 months.

9.8	Save with respect to FCPA and anti-corruption, environmental, intellectual property and employment and pensions matters, no Group Company:

(a)	is engaged in any material outstanding litigation, administrative, mediation or arbitration proceedings or other material proceedings or hearings before any Authority (except for debt collection in the normal course of business or where the relevant Group Company has not been notified thereof) where the claim exceeds €1 million; or

(b)	so far as the Vendor is aware, is the subject of any ongoing material investigation, inquiry or enforcement proceedings by any Authority, and no such proceedings, investigations or inquiries have been threatened in writing or have been notified to the Group in writing as pending.

9.9	Save with respect to FCPA and anti-corruption and intellectual property related matters, no Group Company is affected by any material existing or pending judgments or rulings that have not been satisfied in all material respects and have a value in excess of €1 million and no Group Company has given any undertakings arising from legal proceedings that has not yet completed in all material respects to an Authority or other third party which has a cost to the Group in excess of €1 million.

9.10	No Group Company is engaged or, so far as the Vendor is aware, has, in the last five (5) years, been engaged in any agreement, concerted practice, arrangement, decision of an association of companies, settlements or conduct which amounts to an infringement of any Laws of any jurisdiction in which the Group conducts business which govern the conduct of companies in relation to restrictive or other anti-competitive agreements or practices, dominant or monopoly market positions and/or the control of acquisitions or mergers, except for matters that are immaterial to the Group taken as a whole.

9.11	No Group Company has materially breached any material compulsory marketing and advertising codes and regulations that apply to the marketing, advertising and packaging of its products.

9.12	The products sold by Group Companies in the last 12 months have complied in all material respects with all applicable product specifications and have been manufactured in all material respects in accordance with applicable requirements of current Good Manufacturing Practice.

9.13	Since 1 January 2010, no Group Company has manufactured, marketed or sold any products which:

(a)	so far as the Vendor is aware, were defective or unsafe for their intended use other than in respect of disclosed side effects; or

(b)	were the subject of any seizure, completed or pending recall, withdrawal, field notification, field correction, safety alert or other product warning (whether voluntary or mandatory).

10.	FCPA AND ANTI-CORRUPTION

10.1	Except for those matters which, individually or in the aggregate, would not reasonably be expected to be material to the Group and so far as the Vendor is aware:

(a)	neither the Vendor nor any Group Company, or director, manager or employee of the Vendor or any Group Company has in the last five (5) years, in connection with the business of the Group Companies, itself or, so far as the Vendor is aware, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of the Vendor or any Group Company, taken any action in violation of the FCPA, since 1 July 2011 the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable);

(b)	none of the Group’s activities set out in Schedule 10.1(a) to the Vendor’s Disclosure Letter have a nexus to the United States, including any involvement by any U.S. person in any actual or potential violation of the FCPA in the past five (5) years;

(c)	neither the Group Companies, nor any director, manager or employee of any Group Company, are, or in the past five (5) years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions involving a Group Company in any way relating to applicable Bribery Legislation, including the FCPA and since 1 July 2011 only the Bribery Act; and

(d)	the Group Companies have instituted policies and procedures designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

11.	CONTRACTS

11.1	True and complete copies of all of the Material Contracts are included in sections Q.2.1, Q.2.2, Q.2.3, Q.2.4, Q.2.5, Q.2.6, Q.2.7, Q2.12.3, Q.2.14, Q.4, K.3.3 and Z.18.5, Z.18.6, Z.18.7, Z.18.8 and Z.24.2.4.9 of the Data Room and Disclosure Documents 35 and 40 to 43.

11.2	Each of the Material Contracts is in full force and effect and binding on the Group Company that is a party to it and, so far as the Vendor is aware, are in full force and effect and binding on all other parties thereto, save as expressly provided under their terms. No written notice of termination of any Material Contract has been received or served by a Group Company and, so far as the Vendor is aware, there are no reasonable grounds for termination, rescission, avoidance, repudiation or a material change in the terms of any such Material Contract by the counterparties to them, save as expressly provided under their terms.

11.3	So far as the Vendor is aware, there are no facts concerning counterparties to the Material Contracts that would reasonably be expected to result in any material interruption in the timely performance by such counterparty of its obligations under a Material Contract, where the performance by such counterparty could not be replaced without material effect to the Group.

11.4	All Acquisition Agreements are included in section Q.2.6 of the Data Room and except as specified in the Vendor’s Disclosure Letter, there are no material outstanding liabilities or obligations under any such agreements.

11.5	No other milestone, earn-out, deferred, contingent or other payment under any Acquisition Agreement is payable or will become payable by any Group Company, whether following the execution of this Agreement or otherwise.

12.	FINANCE AND GUARANTEES

12.1	Particulars of the indebtedness of each Group Company for which the Annual Debt Service Obligation exceeds €3 million (other than in favour of Group Companies) are set out in Section 12.1 of the Vendor’s Disclosure Letter.

12.2	No guarantee or Encumbrance has been given by or entered into by any Group Company or any third party in respect of any indebtedness for which the Annual Debt Service Obligation (other than in the ordinary course of business) exceeds €3 million.

12.3	No guarantee or Encumbrance has been given by or entered into by any Group Company or any third party in respect of any obligations (other than indebtedness) of any Group Company (other than in the ordinary course of business) which has a value in excess of €3 million per annum or €10 million in the aggregate.

12.4	No Group Company has factored or discounted any of its receivables or engaged in financing of a type for which the Annual Debt Service Obligation exceeds €3 million which would not need to be shown or reflected in the Accounts or the AS Accounts or waived any right of set-off it may have against any third party.

12.5	No indebtedness of any Group Company for which the Annual Debt Service Obligation exceeds €3 million is due and payable and no Encumbrance over any of the assets of any Group Company is now enforceable with respect to indebtedness or other obligation of any Group Company for which the Annual Debt Service Obligation of such Group Company exceeds €3 million, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise.

12.6	Other than with respect to the transfer of the Intra Group Debt at Completion, the Transaction will not result in any indebtedness of any Group Company becoming due, or capable of being declared due and payable, prior to its stated maturity.

12.7	No Group Company has given or entered into any guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement or is responsible for the indebtedness, or for the default in the performance of any obligation, of any other person other than in the ordinary course of business (including in respect of tenders) or where the Annual Debt Service Obligation does not exceed €3 million.

12.8	No Group Company is a party to any foreign exchange hedging contracts other than any such foreign exchange contracts entered into pursuant to the Group’s foreign exchange programme approved by the board of EquityCo and which is included in the Disclosure Documents.

12.9	No Group Company is a party to any interest rate swap or other material derivative instrument (other than as set out in paragraph 12.8 above) whether entered into for speculative purposes or otherwise.

12.10	Particulars of all grants from an Authority received by any Group Company in excess of €1 million are set out in the Disclosure Documents. So far as the Vendor is aware, no circumstances have occurred pursuant to which any such grants are reasonably likely to be required to be refunded or repaid in whole or in part.

12.11	So far as the Vendor is aware, no Event of Default (as defined in the Senior Facilities Agreement) is threatened and there are no facts, matters or circumstances likely to result in an Event of Default (as defined in the Senior Facilities Agreement).

13.	INSOLVENCY

13.1	Neither the Vendor nor any Material Group Company:

(a)	is insolvent within the meaning of any insolvency legislation applicable to the company concerned; or

(b)	has stopped paying its debts as they fall due.

13.2	So far as the Vendor is aware, no Group Company (other than a Material Group Company):

(a)	is insolvent within the meaning of any insolvency legislation applicable to the company concerned; or

(b)	has stopped paying its debts as they fall due, save where such Group Company has received a letter of support in relation to its financial obligations from another Group Company.

13.3	No process is currently on-going in respect of the Vendor or any Material Group Company pursuant to which:

(a)	due to actual or anticipated financial difficulties:

(i)	some or all of its creditors (other than any Group Company) accept, by agreement or in pursuance of a court order, an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of such entity; or

(ii)	it has commenced negotiations with any creditor for the rescheduling or restructuring of any of its indebtedness;

(b)	a person is appointed to manage the affairs, business and assets of the Vendor or any Material Group Company on behalf of its creditors; or

(c)	the holder of an Encumbrance over the assets of the Vendor or any Material Group Company is appointed to control its business and assets.

13.4	So far as the Vendor is aware, no process is currently on-going in respect of a Group Company (other than a Material Group Company) pursuant to which:

(a)	due to actual or anticipated financial difficulties:

(i)	some or all of its creditors (other than any Group Company) accept, by agreement or in pursuance of a court order, an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of such entity; or

(ii)	it has commenced negotiations with any creditor for the rescheduling or restructuring of any of its indebtedness;

(b)	a person is appointed to manage the affairs, business and assets of such Group Company on behalf of its creditors; or

(c)	the holder of an Encumbrance over the assets of such Group Company is appointed to control its business and assets.

13.5	No process has been initiated which could lead to the Vendor or a Material Group Company being dissolved and its assets being distributed among the relevant company’s creditors, shareholders or other contributors.

13.6	So far as the Vendor is aware, no process has been initiated which could lead to a Group Company (other than a Material Group Company) being dissolved and its assets being distributed among the relevant company’s creditors, shareholders or other contributors.

14.	INSURANCE

14.1

Copies of all of the material policies of insurance (including self-insurance) maintained by or covering each of the Group Companies are included in section W.13 of the Data Room. All such policies are currently in full force and effect and, so far as the Vendor is aware, nothing has been done or omitted to be done by any Group Company which could, reasonably make any policy of insurance or self-insurance void or voidable. All sums falling due in respect of premiums on such policies of insurance or self-insurance have been paid. There is no outstanding claim by any Group Company in excess of €3 million under any such policies and, so far as the Vendor is aware, there are no circumstances reasonably likely to give rise to such a claim.

15.	POWERS OF ATTORNEY

15.1	There are no powers of attorney in force given by any Group Company, other than in the ordinary course of that Group Company’s business.

15.2	No person, as agent or otherwise (other than Executive Officers, directors or officers of a Group Company), is entitled or authorised to bind or commit any Group Company to any obligation not in the ordinary course of that Group Company’s business.

16.	TRANSACTIONS WITH A RELATED PARTY

16.1	There is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between a Group Company and any:

(a)	Indirect Interest Holder (other than any Manager) or member of the Vendor Group, other than in relation to the Restructuring Deed and the Debt Facilities; or

(b)	Executive Officer or Key Employee (other than any employment or employment related arrangements or consultancy arrangement entered into in the ordinary course of business and provided to the Purchaser or the Restructuring Deed in relation to Executive Officers) with a value in excess of €20,000.

16.2	No member of the Vendor Group has assigned to any person the benefit of a claim against any of the Group Companies to which any member of the Vendor Group would otherwise be entitled.

17.	EFFECT OF SALE OF SHARES

Neither the acquisition of the Shares by the Purchaser nor compliance with the terms of this Agreement will:

(a)	enable a counterparty to a Material Contract to terminate such Material Contract as a result of such acquisition;

(b)	give rise to, or cause to become exercisable, any right of pre-emption over the Shares;

(c)	give rise to, or cause to become exercisable, any right in any Acquisition Agreement;

(d)	result in the creation, imposition, crystallisation or enforcement of any Encumbrance on any of the material assets of any Group Company created pursuant to a debt obligation with an Annual Debt Service Obligation of more than €3 million;

(e)	other than any Transaction Costs, entitle any person (other than any Employee) to receive from any of the Group Companies any finder’s fee, brokerage or other commission in connection with the purchase of the Sale Shares by the Purchaser;

(f)	result in the loss or impairment of or any default under any material licence, authorisation or consent required by any Group Company for the purposes of the Group’s business;

(g)	result in any present or future indebtedness of any of the Group Companies with an Annual Debt Service Obligation in excess of €3 million becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date (or any penalty or fee accruing or becoming payable in connection with any such indebtedness) or in any financial facility of any of the Group Companies being withdrawn; or

(h)	entitle any person to acquire or affect the entitlement of any person to acquire shares in either of the Target Companies.

18.	ASSETS

18.1	So far as the Vendor is aware, all of the assets included as assets in the Accounts or the AS Accounts (other than those covered by financial leases) are legally and beneficially owned by Group Companies, except for those disposed of since the Balance Sheet Date in the ordinary course of business and any assets acquired since the Balance Sheet Date.

18.2	None of the assets, undertakings or goodwill of any Group Company is subject to any Encumbrance created pursuant to a debt obligation with Annual Debt Service Obligation exceeding €3 million, or to any agreement or commitment to create an Encumbrance created pursuant to a debt obligation with an Annual Debt Service Obligation exceeding €3 million, and no person has claimed to be entitled to create such an Encumbrance.

18.3	So far as the Vendor is aware, Group Companies are in possession and control of all the assets included as assets in the Accounts or the AS Accounts or acquired since the Balance Sheet Date and included as assets in the Management Accounts except for those disposed of since the Balance Sheet Date in the ordinary course of business and any assets acquired since the Balance Sheet Date.

18.4	So far as the Vendor is aware, the assets of the Group Companies comprise all the assets necessary for the continuation of the Group’s business in all material respects in the manner it has been carried on as at the date of this Agreement.

19.	INTELLECTUAL PROPERTY

19.1	The Data Room contains:

(a)	details of all the Intellectual Property registered or the subject of applications for registration owned (or applied for) by the Group Companies (the “Registered Intellectual Property”), and such details are complete and accurate in all material respects;

(b)	lists of all pipeline products for each country, pipeline projects not included in the 2012-2014 Business Plan and the development pipeline for the Group, including in-licensed products; and

(c)	details of all licences or other grants of rights of Intellectual Property to or by the Group Companies that are Material Contracts.

19.2	So far as the Vendor is aware, the Group Companies either own, or have valid licences to use, all the Intellectual Property currently used in carrying out the Group’s business in the same manner as it is currently carried on (the “Business Intellectual Property”).

19.3	The Registered Intellectual Property is wholly owned (legally and beneficially) by a Group Company, free from Encumbrances.

19.4	Other than pursuant to the licences included in the Data Room, the Registered Intellectual Property and any material unregistered Intellectual Property owned by a Group Company, has not been licensed to any third party under an agreement that restricts its use, disclosure, licensing or transfer by a Group Company in a manner that adversely impacts the business of any Group Company.

19.5	In respect of the Registered Intellectual Property which is used by the Group Companies at Completion and which is of on-going value to the Group:

(a)	all payment of fees (including application, annuity, renewal and maintenance fees) which are due prior to the date of this Agreement have been paid and deadlines for all responses to office actions arising prior to the date of this Agreement have been met or extended (where extendable);

(b)	any change in title in favour of a Group Company for material Registered Intellectual Property assigned to a Group Company prior to the date of this Agreement has been recorded at the relevant intellectual property Authority;

(c)	all assignments from inventors that are necessary or required to register any material Registered Intellectual Property in the name of a Group Company have been made or filed at the relevant intellectual property Authority;

(d)	in the case of registrations, the registrations are not subject to any action or proceedings for removal, amendment, challenge, opposition or surrender; and

(e)	in the case of applications, there are no pending opposition proceedings.

19.6	So far as the Vendor is aware, each officer and employee and similarly situated individual of a Group Company, whose role it was or is to develop Intellectual Property for a Group Company, or who, during the course of his or her employment or engagement, is likely to have developed or to develop Intellectual Property material to any Group Company, has either entered into an agreement under which such individual is obliged to assign any such Intellectual Property that he or she developed during the course of his or her employment or engagement to a Group Company, or such Intellectual Property is vested in a Group Company by operation of law.

19.7	There are no outstanding claims by any officer, employee, contractor or consultant against any Group Company for compensation or other payments (other than those which they are contractually entitled to, but excluding those arising by operation of Law) in relation to any Intellectual Property that it has developed, created or invented.

19.8	So far as the Vendor is aware, no Registered Intellectual Property, or any material unregistered Intellectual Property owned by a Group Company, has been developed using any funding, facilities, personnel or student of any Authority or educational institute.

19.9	To the extent that any funding, facilities or personnel of any Authority or educational institute were used directly or indirectly to develop Registered Intellectual Property, or any material unregistered Intellectual Property owned by a Group Company, so far as the Vendor is aware, the Group Companies that are parties to any agreements relating to such arrangements with such Authority or educational institute have complied with all applicable law relating to such development and the ownership of the resulting Intellectual Property as between the relevant Group Company and the Authority or educational institution.

19.10	Other than pursuant to any licences and settlement agreements included in the Data Room, there are no settlement agreements or other agreements or undertakings, or court orders or rulings from any Authority, in each case, to which a Group Company is a party:

(a)	that materially adversely impact any Group Company’s freedom to operate with respect to the research, marketing, manufacture, distribution, sale, use or other exploitation of any product either currently on the market or currently under investigation or development by any Group Company;

(b)	that constitute agreements executed by way of or in conjunction with settlement of Intellectual Property litigation relating to the material products of the Group; or

(c)	under which any Group Company is due to pay (i) any outstanding settlement payments in excess of €3 million; or (ii) royalty payments which are reasonably expected to result in payments of more than €3 million in a twelve month period.

19.11	On the date of this Agreement:

(a)	no Group Company is engaged in any outstanding litigation before any Authority under which it is alleged that the activities of any Group Company infringe or misappropriate any third party’s Intellectual Property where, in each case, such infringement or misappropriation might reasonably be expected to be material to the Group taken as a whole (including materially adversely affecting the ability of the Group to exploit a material product, including a material pipeline product) or material to the business of any Group Company; and

(b)	no written notice has been received by a Group Company or the Vendor alleging that the activities of a Group Company infringe or misappropriate any third party’s Intellectual Property.

19.12	There are no current activities of a Group Company which, so far as the Vendor is aware, are reasonably likely to give rise to a claim of infringement or misappropriation of any third party Intellectual Property where such infringement or misappropriation might reasonably be expected to be material to the Group taken as a whole (including materially adversely affecting the ability of the Group to exploit a material product, including a material pipeline product).

19.13	So far as the Vendor is aware, during the last three (3) years, no Business Intellectual Property that is owned by a Group Company has been infringed or misappropriated by a third party.

19.14	In the last three (3) years, save as contained in the Data Room, neither the Vendor nor any Group Company has notified any third party that the third party is, or may be, infringing or misappropriating any material Business Intellectual Property that is owned by any Group Company.

19.15	So far as the Vendor is aware, the confidential information and trade secrets that are under the control of a Group Company, and that are material to the business of the Group Companies, are kept confidential, have not been disclosed to any third party other than in the ordinary course of business and only when subject to confidentiality obligations from the third party and have not been subject to unauthorised access by any third party.

19.16	The Data Room discloses accurate details of all oppositions and invalidity actions brought by a Group Company against a third party in respect of a third party’s patents and/or supplementary protection certificates (and similar or equivalent rights in any jurisdiction).

20.	INFORMATION TECHNOLOGY

20.1	Other than in respect of the off-the-shelf software, the Group Companies own, or are properly licensed to use, the IT Systems free from Encumbrances.

20.2	The Group Companies have the benefit of industry standard arrangements for the maintenance, support and disaster recovery of their IT Systems and follow industry standard procedures for protecting their IT Systems from infection by software viruses and from access by unauthorised persons.

20.3	During the last three (3) years, the IT Systems have not:

(a)	failed to function;

(b)	been infected by any software virus; or

(c)	been accessed by any unauthorised person,

in any way that has had a material adverse effect (i) on the operations of the Group taken as a whole or (ii) on the business of any Material Group Company.

21.	DATA PROTECTION

21.1	In the last three (3) years:

(a)	none of the Group Companies have received a written notice alleging material non-compliance with any legislation in force from time to time which implements either or both of the European Community’s Directive 95/46/EC and Directive 2002/58/EC (“Data Protection Legislation”) (including any enforcement notice, information notice or transfer prohibition notice) from any Authority responsible for the enforcement of the Data Protection Legislation; and

(b)	so far as the Vendor is aware, none of the Group Companies have received a written complaint or objection alleging material non-compliance with the Data Protection Legislation that remains unresolved.

22.	EMPLOYEES

22.1	The contract of employment of each Employee who is an Executive Officer, “Vice President” or general manager of a country (a “Key Employee”) is set out in the Data Room.

22.2	So far as the Vendor is aware, no Group Company is required to pay (other than by way of remuneration and benefits pursuant to an employment contract, employment terms or all of the Group’s HR policies on benefits) any amounts to any Employees not reflected in the Management Accounts or the AS Accounts or reserved in the Accounts.

22.3	Particulars of all material employment policies and guidelines pertaining to the Employees are included in the Data Room.

22.4	No contractual or gratuitous payment (including in the form of a “golden parachute”) or benefit has been made or may become due to be made to or may vest or be funded with respect to any Employee or Former Employee or current or former director, officer or consultant in connection with the Transaction (alone or in conjunction with any other event, including any termination of employment on or following the Completion Date). The acquisition of the Shares by the Purchaser or compliance with the terms of this Agreement will not enable any director or Employee to terminate their employment or engagement.

22.5	No amounts in excess of €100,000 due to, or in respect of, any Employee or Former Employee are in arrears or unpaid and there are no amounts in excess of €100,000 that have accrued but are not yet due to be paid other than salary to be paid in accordance with the normal payroll cycle.

22.6	At the date of this Agreement, no Key Employee has given or received notice terminating his office and/or employment.

22.7	No Group Company is involved in any existing, pending or threatened claim or dispute in an amount in excess of €100,000 by or in respect of any Employee or Former Employee or employee representative representing any Employee or Former Employee (“Employment Dispute”) and no Employee has been involved in any Employment Dispute in an amount in excess of €100,000 in the 12 month period before the date of this Agreement which is still pending. So far as the Vendor is aware, there are no circumstances that exist that are reasonably likely to give rise to any Employment Dispute.

22.8	No Group Company has made any loan or advance to any Employee, other than in the ordinary course of its business.

22.9	During the 12 month period prior to the date of this Agreement, no Group Company has been party to any relevant transfer as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006 or similar local legislation applicable to any Employee (a “Relevant Transfer”). No Employee has transferred to his employing Group Company under a Relevant Transfer who at any time before the Relevant Transfer was a member of an occupational pension scheme or was a member of a scheme providing an interest on or option over shares where that scheme has not been materially replicated by the relevant Group Company.

22.10	Other than national collective bargaining agreements or industry wide collective agreements, the union recognition agreements and collective agreements listed in Section 22.9 of the Vendor’s Disclosure Letter are all the agreements between the Group Company and trade unions or representative bodies. No other such agreements are being negotiated and, so far as the Vendor is aware, there are no current proceedings of any trade or labour union to organise any Employees.

22.11	There are no existing or pending strikes, lockouts, slowdowns, pickets or other collective employee actions against any Group Company and there have been no such actions in the last three (3) years that have caused a material disruption to the business of a Group Company and, so far as the Vendor is aware, no such action is threatened.

22.12	No Group Company has granted or is obliged to grant any options or rights under any share ownership or share option plan.

23.	BENEFIT PLANS

23.1	The Data Room sets forth a complete and accurate list of each material Pension Plan. Except for the Pension Plans and US Additional Plans and the benefits provided thereunder, no Group Company or Commonly Controlled Entity is a party to or has any liability in respect of any plan that provides Pension Benefits or contributes towards Pension Benefits for any person.

23.2	Other than the Pension Plans set forth at section M.15 of the Data Room, no Group Company or Commonly Controlled Entity has at any time sponsored, maintained,

contributed to, participated in or been associated or connected (within the meaning of sections 38(10) or 43(6) of the Pensions Act 2004) with any company that has participated in any DB Plan (including without limitation any “multiemployer plan” (as defined in Section 3(37) of ERISA)). Except for the Local 210 Affiliated Pension Fund, (the “Multiemployer Plan”), no Benefit Plan is subject to, and no Group Company or Commonly Controlled Entity has any actual or contingent liability under, Section 302 or Title IV of ERISA or Section 412 or 430 of the Code. The Multiemployer Plan is not, and is not expected to be, in “critical” or “endangered” status, within the meaning of Section 432 of the Code or Section 305 of ERISA. No event has occurred that has resulted and, so far as the Vendor is aware, no event has occurred that is expected to result in the incurrence by any Group Company of any liability with respect to the withdrawal or partial withdrawal from, or termination of, the Multiemployer Plan using, to the extent applicable, actuarial assumptions and computation methods consistent with subpart I of subtitle E of Title IV of ERISA, the aggregate liabilities of the Group Companies and the Commonly Controlled Entities to, or with respect to, the Local 210 Affiliated Pension Fund in the event of complete withdrawal therefrom, or termination thereof, as of the date hereof, would not reasonably be expected to have a material adverse effect on such Group Company.

23.3	Included in section M.15 of the Data Room are:

(a)	accurate figures for the net liabilities on a local accounting basis relating to each DB Plan for the last financial year;

(b)	true and complete copies of the trust deeds, rules, booklets and other material documents governing and constituting the UK DB Plan and amendments thereto;

(c)	the payment schedule and full and accurate details of the rate of contributions which each employee and each Group Company currently pays to the UK DB Plan in respect of each member;

(d)	true and complete copies of the annual reports, financial statements, accounts and actuarial valuation reports in respect of the UK DB Plan for the last financial year or for the last statutory triennial valuation date if earlier;

(e)	in respect of the UK DB Plan, (i) copies of any material correspondence with the Pensions Regulator regarding notifiable events under Section 69 of the Pensions Act, scheme funding or the potential exercise of moral hazard powers or material notifiable events correspondence since the last triennial valuation and (ii) copies of any guarantees, indemnities, credit agreements or other formal support arrangements by the Vendor or any Group Company for the UK DB Plan in each case since the last valuation of the UK DB Plan; and

(f)	where relevant and other than for the Multiemployer Plan, the most recent determination letter issued by the Internal Revenue Service.

23.4	So far as the Vendor is aware, the Benefit Plans are registered with the applicable authorities where required. Each of the Benefit Plans that is intended to be qualified under Section 401(a) of the Code has received a favourable determination letter from the Internal Revenue Service.

23.5	There are not in respect of the Benefit Plans any material disputes (including disputes about the benefits payable under the Benefit Plans), actions or claims by any person (other than routine claims for benefits) outstanding, pending or so far as the Vendor is aware, threatened against the administrators of the Benefit Plans or any Group Company and, so far as the Vendor is aware, no circumstances exist which might be reasonably expected to give rise to any such dispute, action or claim.

23.6	Each Benefit Plan (and any related trust or other funding vehicle) has been administered in all material respects in accordance with its terms and is in compliance in all material respects with all applicable Laws, all employers’ and employees’ contributions or other payments and expenses which have fallen due for payment to, or in respect of, the Benefit Plans have been paid, there has been no non-exempt “prohibited transaction” (and there will be none as a result of the Transaction) within the meaning of Section 4975 of the Code or Section 406 of ERISA involving the assets of any Pension Plan that could reasonably be expected to result in a material liability to a Group Company, and no stock or other securities issued by any Group Company or any Affiliate thereof forms or has formed a material part of the assets of any Benefit Plan.

23.7	Except as set out in the Data Room, no Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or as otherwise required by applicable Law) that could reasonably be expected to result in a material liability to any Group Company.

23.8	Except with respect to the US Additional Plans, benefits payable by any Benefit Plan on death in respect of any Employee or Former Employee are fully insured under a policy with an insurance company of good repute and the Vendor is not aware of any reason why such company might seek to avoid liability under such policy.

23.9	So far as the Vendor is aware, no Group Company has any legal or ex gratia obligation, arrangement or practice to pay benefits to or in respect of any person who is not an Employee or Former Employee. No individual who has performed services for a US Group Company has been improperly excluded from participation in any Pension Plan and no US Group Company has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, with respect to any employee leased from another employer, or with respect to any misclassification of any employee as exempt versus non-exempt for purposes of the United States Fair Labor Standards Act, or otherwise.

23.10	There are no amounts or other entitlements that could be received as a result of the Transactions (alone or in combination with any other event) by any US Employee who is a “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to the US Group Companies that may constitute “excess parachute payments” (as defined in Section 280G(B)(1) of the Code). No US Employee, US Former Employee or current or former director, officer or consultant of any US Group Company is entitled to receive any gross-up or additional payment by reason of the Tax required by Section 409A or Section 4999 of the Code being imposed on such person.

23.11	No debt under section 75 or section 75A of the U.K. Pensions Act 1995 (as amended), or any regulations made under that Act, is or has become due to the UK DB Plan which remains unpaid or outstanding.

23.12	In relation to the UK DB Plan, all information supplied for the purposes of the most recent actuarial valuation and funding review are true, complete, accurate and up-to-date in all material respects.

23.13	So far as the Vendor is aware, no power under the UK DB Plan has been exercised:

(a)	to provide terms of membership (whether as to admission, benefits or contributions) which are materially different from those generally applicable to the members of the UK DB Plan; or

(b)	to materially augment or increase or extend or enhance any benefits provided by the UK DB Plan.

23.14	No notifiable event as defined in section 69 of the U.K. Pensions Act 2004 has occurred in relation to the UK DB Plan, which has not been notified.

23.15	No Contribution Notice or Financial Support Direction has been issued against a Group Company in relation to the UK DB Plan and so far as the Vendor is aware, no circumstances exist or have existed at any time which are reasonably likely to give rise to the issue of such a Contribution Notice or Financial Support Direction.

23.16	Neither any Group Company, the trustees nor the Pensions Regulator have notified any Group Company that it/they intend to wind up the UK DB Plan in whole or in part without the consent of the relevant Group Company.

23.17	The material US Additional Plans have been included in section U.1, U.2, U.3, U.7.2.1, U.9.12.3, U.9.12.2, U.9.12.1 and U.10.1 of the Data Room. There are no material occupational benefit plans or arrangements relating to enhanced redundancy or change of control in any jurisdiction outside of the United States (other than any arrangements created by the operation of Law).

24.	REAL ESTATE

24.1	Schedule 11 sets out in respect of those Properties which are freehold (i) a description of the Property, (ii) the owner of the Property, (iii) whether the Property is registered or unregistered, (iv) the occupier and (v) the current use.

24.2	A Group Company is the legal and beneficial owner or the tenant of each of the Properties, is in exclusive occupation of it and is held free of any Encumbrance.

24.3	None of the Properties are subject to any subsisting notices or disputes between the Group Company and any third party which is reasonably likely to have a material adverse effect on the Group Company’s ability to carry on its existing business from the Property in substantially the same manner and at substantially the same cost as at present.

24.4	No Group Company has granted any material lease or sub-lease out of its interest in any Property.

24.5	So far as the Vendor is aware, the Properties are fit in all material respects for the primary purpose for which they are at present used.

24.6	So far as the Vendor is aware, in the last three (3) years, no Group Company has received notice of violation of any planning, zoning or building code, ordinance, order, regulation or similar Law in relation to the Properties which is likely to have a material adverse effect on the Group Company’s ability to carry on its existing business from the Property in substantially the same manner and at substantially the same cost as at present.

24.7	So far as the Vendor is aware, no Group Company is aware of any material outstanding breaches of covenant by a tenant of any of the Properties.

24.8	No Group Company has received any subsisting written notice of termination, cancellation, breach or default from the owners or landlords of any of the Properties leased or otherwise occupied by a Group Company which is reasonably likely to have a material adverse effect on the Group Company’s ability to carry on its existing business from the Property in the same manner and at the same cost as at present.

24.9	Save with respect to Environmental matters, no Group Company has any material continuing liability in respect of any properties formerly owned or formerly occupied by a Group Company which would have been constituted a Property had it still been owned or leased by the Group at the date of this Agreement.

25.	ENVIRONMENTAL

25.1	So far as the Vendor is aware, each Group Company is and has been for the past three (3) years in material compliance with all Environmental Laws and, so far as the Vendor is aware, there are no facts, matters or circumstances which are reasonably likely to result in any material breach of or any material liability under any Environmental Laws.

25.2	There are no claims or proceedings pending or threatened in writing against any Group Company with respect to and no written notice or enforcement notice alleging, any material breach of or any material liability under Environmental Laws and so far as the Vendor is aware, there are no facts, matters or circumstances likely to result in any such claims or proceedings.

25.3	Each Group Company is and has been for the past three (3) years in material compliance with all Environmental Permits, all Environmental Permits are in full force and effect and so far as the Vendor is aware, there are no facts, matters or circumstances likely to result in the revocation, suspension, material adverse variation or non-renewal of any Environmental Permit.

25.4	So far as the Vendor is aware, no Group Company has a material liability under Environmental Laws in connection with the presence of Hazardous Substances in soil or groundwater at any Off-Site Disposal Property.

25.5	All material reports and audits (including asbestos surveys and management plans, health and safety reports and environmental liability assessments) prepared by a third party and, so far as the Vendor is aware, all such material reports and audits prepared internally and in the possession of the Vendor or any Group Company, relating to any material liability under Environmental Laws at the Properties or any sites previously owned, leased, used or otherwise occupied by any Group Company and prepared over the past three (3) years are included in the Data Room.

25.6	So far as the Vendor is aware, no Group Company has a legal obligation under Environmental Law to investigate, remediate, cleanup, mitigate or treat the presence of Hazardous Substances in soil or groundwater at any Property or any property previously owned, leased or occupied by a Group Company that gives rise to a material liability for such Group Company.

26.	TAX WARRANTIES

26.1	The Accounts make proper provision or reserve within IFRS in respect of any period covered by the Accounts for all material Tax assessed or liable to be assessed on each Group Company or for which they are accountable at the Balance Sheet Date.

26.2

During the period starting on the date after the Balance Sheet Date and ending on the date of this Agreement, no Group Company has been involved in any transaction which has given or could reasonably be expected to give rise to a liability to Tax on a Group Company (or would have given or could reasonably have been expected to have given rise to such a liability but for the availability of any Relief) other than Tax in respect of normal trading income or receipts arising from transactions entered into by it in the ordinary course of business.

26.3	So far as the Vendor is aware, during the four (4) years ending on the date of this Agreement, each Group Company has complied with all material obligations and requirements imposed on it by Tax legislation. Each Material Group Company and, so far as the Vendor is aware, each Group Company that is not a Material Group Company (a “Non-Material Group Company”) has paid all material Tax which it has become liable to pay.

26.4	During the four (4) years ending on the date of this Agreement, each Group Company has filed all income Tax returns and other material Tax Returns (together, “Covered Tax Returns”) either: (i) within applicable time limits; or (ii) after the expiration of applicable time limits but only if either (a) the statue of limitations under which the applicable Tax Authority could raise a claim regarding the late filing has expired or (b) the applicable Tax Authority has raised a claim regarding the late filing but such claim has been resolved. During the four (4) years ending on the date of this Agreement, all Covered Tax Returns relating to a Material Group Company and, so far as the Vendor is aware, all Covered Tax Returns relating to a Non-Material Group Company are correct and accurate in all material respects and are not the subject of any dispute.

26.5	During the four (4) years ending on the date of this Agreement, each Material Group Company and, so far as the Vendor is aware, each Non-Material Group Company has maintained all material records in relation to Tax as it is required to file or maintain.

26.6	During the four (4) years ending on the date of this Agreement, no Material Group Company and, so far as the Vendor is aware, no Non-Material Group Company has received any written notice of examination or formal written enquiry from, or been subject to any formal examination or enquiry by, a Tax Authority that has not been resolved.

26.7	During the four (4) years ending on the date of this Agreement, each Material Group Company and, so far as the Vendor is aware each Non-Material Group Company, has complied on a timely basis with all notices served on it and any other requirements lawfully made of it by any Tax Authority, save for any such notices or requirements in respect of which non-compliance has not and could not reasonably be expected to have a material adverse effect on the operations of the Group taken as a whole or on the business of any Material Group Company.

26.8	During the four (4) years ending on the date of this Agreement, each Material Group Company and, so far as the Vendor is aware, each Non-Material Group Company has duly deducted all material amounts which it has been obliged to deduct from any payment made by it or in connection with the provision by it of any benefit, payment or asset and has duly accounted for all such amounts and duly and timely paid over to the appropriate Tax Authority any such amounts required to be paid under all applicable Laws.

26.9	No Group Company has entered into any special agreement or arrangement in either case in writing with a Tax Authority (being an agreement or arrangement not based on a strict application of law) concerning in any way whatsoever its liability to Tax.

26.10	No US Group Company has, or in relation to any period before such Group Company was a member of the Group, so far as the Vendor is aware, no such Group Company has, entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2) or any similar provision of applicable Tax Law of any state of the United States during any period for which the applicable statute of limitations has not expired.

26.11	The Vendor’s Disclosure Letter contains details of all material clearances or rulings obtained relating to the Tax affairs of any Group Company which have, or in the Vendor’s reasonable opinion (taking into account any relevant information provided to the Vendor by the Purchaser) may have, ongoing or future relevance to the Tax affairs of any Group Company or its shareholders, officers or employees, and all relevant transactions which are the subject of such clearances or rulings have been implemented in accordance with the terms of such clearances or rulings.

26.12	The Vendor’s Disclosure Letter contains details of all powers of attorney with respect to any Taxes of any US Group Company and any Material Group Company which have been executed or filed with any Tax Authority and which remain in force.

26.13	No event has occurred which has resulted or could reasonably be expected to result in any charge, lien, security interest, encumbrance or other third party right arising over an asset of a Group Company in respect of unpaid Tax.

26.14	No Group Company has or, in relation to any period before such Group Company was owned by a Target Company, so far as the Vendor is aware no Group Company has, any liability for the Taxes of any person (other than a Group Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Tax Law), as a transferee or successor, by contract or otherwise. No event has occurred or, in relation to any period before such Group Company was owned by a Target Company, so far as the Vendor is aware no event has occurred (including, without limitation, the execution or implementation of this Agreement), in consequence of which any Group Company is or may be held liable for Tax or may otherwise be held liable for or to indemnify any person in respect of any Tax which is primarily or directly chargeable against or attributable to any person other than a Group Company.

26.15	No Material Group Company is bound by or party to any Tax indemnity, Tax sharing or Tax allocation agreement in respect of which claims against the Group Company would not be time barred. So far as the Vendor is aware, no Non-Material Group Company is bound by or party to any material Tax indemnity, Tax sharing or Tax allocation agreement in respect of which claims against the Group Company would not be time barred.

26.16	No Group Company is a member of a group of companies, a fiscal consolidation or a fiscal unity for the purposes of Tax of which any company other than a Group Company is a member.

26.17	So far as the Vendor is aware, no Group Company is or has, during the four (4) years ending on the date of this Agreement, been a party to or otherwise involved in any material transaction, agreement or arrangement otherwise than on arm’s length terms for Tax purposes.

26.18	During the four (4) years ending on the date of this Agreement, each Group Company has complied with its obligations to register for the purposes of VAT and has complied in all material respects with its obligations under any Tax legislation relating to VAT.

26.19	The Disclosure Letter contains details of any group of which a Group Company is a member for the purposes of VAT (including the representative member of such group).

26.20	So far as the Vendor is aware, all documents which are required to be stamped or are subject to a stamp, registration, transfer or similar tax and are in the possession of a Group

Company or are necessary to establish the title of a Group Company to any asset or to enforce any rights and in respect of which any stamp duty, registration, transfer or other similar tax is payable (whether as a condition to the validity, registrability or otherwise), have been duly stamped or such stamp, registration, transfer or similar tax has been paid in respect of such documents.

26.21	Each Group Company has been since the relevant Group Company was owned by a Target Company and, so far as the Vendor is aware, always has been resident only in its jurisdiction of incorporation for Tax purposes and no Group Company has been assessed as having a permanent establishment (as defined in any applicable Tax treaty or convention), or is or has otherwise been subject to Tax on income, profits or gains by any Tax Authority (other than by way of withholding), in any jurisdiction other than its jurisdiction of incorporation. During the four (4) years ending on the date of this Agreement, no claim has been made by a Tax Authority in a jurisdiction where any Group Company does not file Tax Returns that such Group Company is or may be subject to Tax by that jurisdiction.

26.22	No Group Company will be required to include any item of income in, or exclude any item of deduction (which corresponding expense has not been provided for or reflected as a deduction for Tax purposes in the Accounts or in the Net Working Capital Amount) from, taxable income for any period (or any portion thereof) beginning after the Completion Date, as a result of any instalment sale or other transaction that is treated for financial accounting purposes as occurring on or prior to the Completion Date.

26.23	During the three (3) years ending on the date of this Agreement, no Group Company has agreed or is required to make any adjustment under Section 481(a) of the I.R.C. by reason of an accounting method change.

26.24	AI has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the I.R.C. during the five (5) year period ending on the date of this Agreement. No Group Company has been a “controlled foreign corporation” as defined in Section 957 of the I.R.C. in the three (3) years prior to the Completion Date.

26.25	No Non-US Group Company (nor any of its respective predecessors) or, in relation to any period before any Non-US Group Company was a member of the Group, so far as the Vendor is aware, no such Non-US Group Company: (i) has ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the I.R.C. or is treated as a U.S. corporation under Section 7874(b) of the I.R.C.; or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to Treasury Regulation Section 301.7701-5(a).

26.26	No entity classification election pursuant to Treasury Regulations Section 301.7701-3 or Section 897(i) of the I.R.C. has been filed with respect to any Group Company during any period in which such Group Company has been an Affiliate of the Vendor.

26.27	No US Group Company has engaged in a transaction subject to Section 355 of the I.R.C. (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the I.R.C.) in conjunction with the transactions contemplated by this Agreement.

26.28	The Vendor is resident only in Luxembourg for Tax purposes and, so far as the Vendor is aware, is fully entitled to the benefits of Article 13 of the Convention between the Republic of Iceland and the Grand Duchy of Luxembourg for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital, as amended.

26.29	So far as the Vendor is aware, the Purchaser is not required by Law to withhold or deduct any amount for or on account of Tax from any payment made pursuant to Clause 3 (Consideration) or Clause 4.7

26.30	100% of the shares (including any treasury shares) of each of Actavis Pharma Holding 4 ehf., Actavis Pharma Holding 5 ehf., Actavis eignarhaldsfelag ehf. and Actavis Group PTC ehf. is owned by one shareholder. 100% of the shares (including any treasury shares) of Actavis Group hf. are owned by Actavis Pharma Holding 5 ehf., Actavis eignarhaldsfelag ehf. and Actavis Group hf.

27.	ANTI-TRUST

27.1	The Budgeted Gross Margin information for certain Group Products provided by the Vendor or its Representatives to the Purchaser Group or its Representatives was prepared by the Vendor in a reasonable manner using reasonable assumptions and that, so far as the Vendor is aware, it does not omit any matter that would make such Budgeted Gross Margin misleading in any material respect.

SCHEDULE 6

INDIRECT EQUITY HOLDER AND MANAGERS’ WARRANTIES

Part 1

INDIRECT EQUITY HOLDERS

1.	CAPACITY AND AUTHORITY

1.1	It is validly incorporated, in existence and duly registered under the laws of their respective countries of incorporation.

1.2	It has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents to which it is a party in accordance with their terms.

1.3	This Agreement and the other Transaction Documents constitute (or shall constitute when executed) valid, legal and binding obligations on it in the terms of this Agreement and such other Transaction Documents.

1.4	The execution and delivery of this Agreement and the other Transaction Documents by it and the performance of and compliance with its terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of it, or any Law, order or judgment that applies to or binds it.

1.5	With the exception of any items relating to merger control or employee-related consultations, notifications or approvals, no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained, or made, by it to authorise the execution or performance of this Agreement by it.

1.6	To the extent that such Indirect Equity Holder receives Stock Consideration, it has received, has had ample opportunity to review, and has reviewed, a copy of this Agreement and such other documents and information as it has deemed appropriate to make its own analysis and decision to enter into this Agreement and to acquire (if applicable) the Stock Consideration. It has such knowledge and experience in business and financial matters to enable it to understand and evaluate this Agreement and form an investment decision with respect thereto. It will be receiving the Stock Consideration for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling the Stock Consideration. It acknowledges that the Stock Consideration has not been registered under the Securities Act or any state of the United States securities Laws, and agrees that the Stock Consideration may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

1.7	To the extent that such Indirect Equity Holder receives Stock Consideration, the financial condition of it is such that it is able to bear the risk of holding the Stock Consideration (other than the Registrable Securities) for 2 years and the risk of loss of its entire investment and it is an “Accredited Investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act and is not organized for the purpose of acquiring the Stock Consideration.

2.	TRANSACTIONS WITH A RELATED PARTY

2.1	There is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between a Group Company and it or any member of its Indirect Equity Holder Group, other than in relation to the Restructuring Deed and the Debt Facilities.

2.2	It has not and no member of its Indirect Interest Holder Group has assigned to any person the benefit of a claim against any of the Group Companies to which it or any member of its Indirect Equity Holder Group would otherwise be entitled.

Part 2

MANAGERS

1.	CAPACITY AND AUTHORITY

1.1	She/he is a citizen of and holds a valid passport of the country set out next to her/his name in Part 2 of Schedule 1 (Vendor, Indirect Interest Holder and Argon Details).

1.2	She/he is ordinarily resident at the address set out next to her/his name in Part 2 of Schedule 1 (Vendor, Indirect Interest Holder and Argon Details). She/he has capacity to execute this Agreement and the other relevant Transaction Documents, which constitute (or shall constitute when executed) valid, legal and binding obligations on her/him in the terms of this Agreement and such other Transaction Documents to which he/she is a party.

1.3	The execution and delivery of this Agreement and the other Transaction Documents by her/him and the performance of and compliance with its terms and provisions will not conflict with or result in a breach of, or constitute a default under or any Law, order or judgment that applies to or binds her/him and her/his assets.

1.4	She/he has not taken any action nor (so far as she/he is aware) have any steps been taken or legal proceedings been started or threatened against her/him for bankruptcy or for the enforcement of any security over her/his assets.

1.5	No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency have been started or threatened against her/him, nor is there (to the best of her/his knowledge and belief) subsisting any unsatisfied judgment or award given against her/him by any court, arbitrator or other body.

1.6	She/he has received, has had ample opportunity to review, and has reviewed, a copy of this Agreement and such other documents and information as she/he has deemed appropriate to make her/his own analysis and decision to enter into this Agreement and to acquire (if applicable) the Stock Consideration. She/he has such knowledge and experience in business and financial matters to enable him to understand and evaluate this Agreement and form an investment decision with respect thereto. To the extent that she/he receives Stock Consideration, she/he will be receiving any Stock Consideration for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling the Stock Consideration. She/he acknowledges that the Stock Consideration has not been registered under the Securities Act or any state of the United States securities Laws, and agrees that the Stock Consideration may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable.

1.7	Her/his financial condition is such that she/he is able to bear the risk of holding the Stock Consideration (other than the Registrable Securities) for 2 years and the risk of loss of its entire investment and she/he is an “Accredited Investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act.

SCHEDULE 7

DEBT HOLDER WARRANTIES

1.	CAPACITY AND AUTHORITY

1.1	It is validly incorporated, in existence and duly registered under the laws of their respective countries of incorporation.

1.2	It has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents to which it is a party in accordance with their terms.

1.3	This Agreement and the other Transaction Documents (to which it is a party) constitute (or shall constitute when executed) valid, legal and binding obligations on it in the terms of this Agreement and such other Transaction Documents.

1.4	The execution and delivery of this Agreement and the other Transaction Documents by it and the performance of and compliance with its terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of it, or any Law, order or judgment that applies to or binds it.

1.5	With the exception of any items relating to merger control or employee-related consultations, notifications or approvals, no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained, or made, by it to authorise the execution or performance of this Agreement by it.

2.	DEBT RIGHTS

2.1

(a)	Landsbanki is the sole legal and beneficial owner of the Landsbanki Rights free and clear of all Encumbrances.

(b)	The Disclosure Documents contain true and accurate copies of all material documentation relating to the Landsbanki Facility and Landsbanki has not entered into any written amendments of the documents listed therein.

(c)	No rights or obligations under the Landsbanki Facility have been syndicated to any other person.

(d)	The outstanding principal balance under the Landsbanki Facility is €25,000,000, as at 24 April 2012, the accrued but unpaid interest is €230,041.67 and, as at the Completion Date, the outstanding principal balance under the Landsbanki Facility and the accrued but unpaid interest are as set out in the Vendor’s Updated Disclosure Letter.

2.2

(a)	DB is the sole legal and beneficial owner of the DB Rights free and clear of all Encumbrances.

(b)	The Disclosure Documents contain true and accurate copies of all material documentation relating to the DB Facilities and DB has not entered into any written amendments of the documents listed therein.

(c)	No rights or obligations under any of the DB Facilities have been syndicated to any other person.

(d)	The aggregate outstanding principal balance and accrued but unpaid interest as at 23 April 2012 is as set out in the DB Disclosure Letter and the outstanding principal balance under the DB Facilities and the accrued but unpaid interest as at the Completion Date is as set out in the DB Updated Disclosure Letter.

3.	TRANSACTIONS WITH A RELATED PARTY

3.1	Other than contracts entered into in the ordinary course and on arm’s length terms and any trade credit arrangements on customary commercial terms, and, so far as DB is aware (being the actual awareness (without having made enquiry) of Fabrizio Campelli and Philipp von Girsewald), there is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between a Group Company and DB, other than in relation to the Restructuring Deed and the DB Facilities.

3.2	So far as DB is aware (being the actual awareness (without having made enquiry) of Fabrizio Campelli and Philipp von Girsewald), it has not assigned to any person the benefit of a claim against that of the Group Companies to which it would otherwise be entitled.

3.3	Other than contracts entered into in the ordinary course and on arm’s length terms and any trade credit arrangements on customary commercial terms and, so far as Landsbanki is aware (being the actual awareness (without having made enquiry) of Halldór Backman, Kristin Bjarnason, Herdís Hallmarsdóttir and Magnús Magnússon), there is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between a Group Company and Landsbanki, other than in relation to the Restructuring Deed and the Landsbanki Facility.

3.4	So far as Landsbanki is aware (being the actual awareness (without having made enquiry) of Halldór Backman, Kristin Bjarnason, Herdís Hallmarsdóttir and Magnús Magnússon), Landsbanki has not assigned to any person the benefit of a claim against that of the Group Companies to which it would otherwise be entitled.

SCHEDULE 8

LIMITATIONS ON LIABILITY

1.	FINANCIAL LIMITS

1.1	Subject to paragraph 9 of this Schedule 8 (Limitations on Liability):

(a)	the total aggregate liability of the Warrantors in respect of any Claims or Tax Claims (other than the Specified Claims) shall not exceed the Warranty Escrow Amount and any such Claims or Tax Claims (other than the Specified Claims) in respect of which there is a Due Amount shall only be satisfied in accordance with Clause 9 (Warranty Escrow Account);

(b)	the sole recourse of the Purchaser in respect of any Interim Covenant Claims (subject to Clause 10) shall be to the amount standing to the account of the Interim Covenant Escrow Account from time to time, and any such Interim Covenant Claims in respect of which there is a Due Amount shall only be satisfied in accordance with Clause 10 (Interim Covenant Escrow Account); and

(c)	the total aggregate liability of the Warrantors in respect of any Specified Claims shall not exceed the lesser of €30 million and the amount standing to the credit of the Warranty Escrow Account and the Interim Covenant Escrow Account, and any such Specified Claims in respect of which there is a Due Amount shall only be satisfied in accordance with Clause 9 (Warranty Escrow Account) or 10 (Interim Covenant Escrow Account).

1.2	Save as otherwise expressly provided for in this Agreement, the Warrantors shall not be liable in respect of any single Claim or Tax Claim unless the amount of the liability pursuant to that Claim or Tax Claim (as applicable) agreed or determined would (but for this paragraph 1.2) exceed €1 million (and, for these purposes, Claims and Tax Claims arising out of the same or similar subject matter, facts, events or circumstances (including to the extent arising in different taxing jurisdictions) shall be aggregated to form a single Claim or Tax Claim). For the avoidance of doubt and without limiting the generality of this paragraph 1.2, all Transfer Pricing Claims arising out of the same or similar subject matter, facts, events or circumstances (including to the extent arising in different Tax jurisdictions) arising during the longer of any single period of account or Tax Period or examination cycle shall be aggregated to form a single Tax Claim.

1.3	Save as otherwise expressly provided for in this Agreement, the Warrantors shall not be liable in respect of any Claim or Tax Claim unless the aggregate amount of the liability of the Vendor for all Claims and Tax Claims (including claims for any breach of Fundamental Warranties) other than Claims or Tax Claims excluded by paragraph 1.2 exceeds €25 million, in which case, subject as provided elsewhere in this Schedule 8 (Limitations on Liability), the Warrantors shall be liable, subject to paragraph 1.1, for the entire amount of such Claims or Tax Claims and not merely the excess.

1.4	Each Indirect Interest Holder’s maximum liability in respect of any Indirect Interest Holder Claims shall not exceed that part of the aggregate of the Final Cash Consideration and the Contingent Consideration it receives.

2.	TIME LIMITS

2.1	Save as otherwise expressly provided for in this Agreement:

(a)	the Warrantors shall not be liable in respect of any Claim, Tax Claim or Specified Claim and an Indirect Interest Holder shall not be liable in respect of an Indirect Interest Holder Claim unless the Purchaser has given notice in writing of such Claim, Tax Claim or Specified Claim to the relevant Warrantor and the Primary Indirect Interest Holders or Indirect Interest Holder Claim to the relevant Indirect Interest Holder prior to 31 March 2014; and

(b)	the Vendor and each Indirect Interest Holder shall not be liable in respect of any Interim Covenant Claim unless the Purchaser has given notice in writing of such Interim Covenant Claim to the Vendor prior to the Interim Covenant Escrow Account Release Date.

2.2	For the avoidance of doubt and subject to paragraph 1.2, the Purchaser may give notice of any single Claim or Tax Claim in accordance with this paragraph 2, whether or not the amount set out in paragraph 1.3 has been exceeded at the time the notice is given.

3.	LIMITATIONS IN RELATION TO FUNDAMENTAL WARRANTIES

3.1	The provisions of paragraphs 1.2 and 1.3 of this Schedule 8 (Limitations on Liability) shall not apply in respect of any claim against the Vendor for breach of any of the Fundamental Warranties. Notwithstanding any other provision of this Agreement, paragraph 1.1 of this Schedule 8 (Limitations on Liability) shall apply in respect of any claim for breach of any of the Fundamental Warranties.

3.2	The provisions of paragraphs 2.1 and 2.2 of this Schedule 8 (Limitations on Liability) shall not apply in respect of any claim against an Indirect Interest Holder in respect of the warranties given by such Indirect Interest Holder in paragraph 1 of Schedule 6 (Indirect Equity Holder and Managers’ Warranties), paragraph 2 of Schedule 6 (Indirect Equity Holder and Managers’ Warranties) or paragraph 1 of Schedule 7 (Debt Holder Warranties) (as applicable).

4.	AWP LIABILITIES

4.1	No Claim or Tax Claim may be made by the Purchaser to the extent that it relates to an AWP Liability that has arisen since the date of this Agreement (including, for the avoidance of doubt, any AWP Liability that has not been notified to a Group Company at the date of this Agreement).

5.	PURCHASER RECOVERY

5.1	If a Warrantor or any Indirect Interest Holder pays the Purchaser any amount in respect of a Claim, Specified Claim, Interim Covenant Claim or Indirect Interest Holder Claim (as applicable) and the Purchaser or any member of the Purchaser Group is entitled or subsequently becomes entitled to recover from a third party (including an insurer) a sum which indemnifies or compensates the Purchaser Group (in whole or in part) in respect of the amount paid by the relevant Warrantor or the Indirect Interest Holder(s) in respect of that Claim, Specified Claim or Interim Covenant Claim or the Indirect Interest Holder Claim (as the case may be) (but for the avoidance of doubt, excluding any Tax refund, reduction in Tax, or other Tax benefit in respect of such claim), then the Purchaser shall procure that such steps are taken as are reasonably required to enforce such recovery and shall pay to the relevant Warrantor (or the relevant Indirect Interest Holders) (as the case may be) after receipt (and after the deduction of the costs of the Purchaser and each member of the Purchaser Group in obtaining such recovery and any Tax payable on such recovery), the balance (up to the amount actually paid by the relevant Warrantor or the Indirect Interest Holders to the Purchaser).

5.2	The Purchaser shall procure that reasonable steps are taken and assistance is given to avoid or mitigate any losses which in the absence of mitigation might give rise to a liability in respect of any Claim, Specified Claim, Indirect Interest Holder Claim or Interim Covenant Claim.

6.	NO DUPLICATION OF RECOVERY

6.1	The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same loss, regardless of whether more than one Claim, Specified Claim, Tax Claim, Indirect Interest Holder Claim or Interim Covenant Claim arises in respect of it.

6.2	In the event that the Purchaser is entitled to make one or more Claim, Specified Claim, Tax Claim, Indirect Interest Holder Claim or Interim Covenant Claim in respect of the same liability, the Purchaser may claim under any or all but payments under the Tax Covenant shall pro tanto satisfy and discharge any Claim, Specified Claim or Interim Covenant Claim in respect of the same liability and vice versa. Notwithstanding the foregoing, the Purchaser may not receive duplicate recovery under this Agreement in respect of the same liability.

6.3	For the avoidance of doubt, the Purchaser shall not be entitled to make any Specified Claim (other than a Bribery Indemnity Claim) for amounts in excess of the Warranty Escrow Amount unless and until the aggregate Due Amount in respect of all Claims and Tax Claims equals or exceeds €35 million.

6.4	The Purchaser shall have no Claim or Tax Claim in respect of any deferred Tax asset or any non-availability thereof unless and to the extent that such deferred Tax was taken into account as an asset in the Net Working Capital Statement (including, for the avoidance of doubt, by means of reducing or extinguishing a provision for any liability to Tax in the Net Working Capital Statement).

7.	CONDUCT OF CLAIMS

7.1	If the Purchaser becomes aware of any fact, matter or circumstance that may result in a Claim, Indirect Interest Holder Claim or Interim Covenant Claim, the Purchaser shall as soon as reasonably practicable give notice to the Vendor or the Primary Indirect Interest Holders (as the case may be) of such information as is reasonably available to the Purchaser to enable the Vendor or the Primary Indirect Interest Holders (as the case may be) to assess the merits of the potential claim. No failure by the Purchaser to comply with the provisions of this paragraph 7.1 shall limit the liability of the Vendor or the Primary Indirect Interest Holders (as the case may be) to the Purchaser under this Agreement (or the ability of the Purchaser to make a Claim, Indirect Interest Holder Claim or Interim Covenant Claim), except to the extent that the amount of the Claim, Indirect Interest Holder Claim or Interim Covenant Claim is increased as a result of such failure (but then only with respect to such increase).

7.2	If the fact, matter or circumstance that gives rise to a Claim, Indirect Interest Holder Claim or Interim Covenant Claim is a result of or in connection with a claim by a third party (a “Third Party Claim”) then, without prejudice to the rights of the insurers of the Purchaser’s Group and subject to the rights of Chartis Europe Limited under the Warranty and Indemnity Insurance Policy:

(a)	the Purchaser shall, as far as reasonably practicable, consult with the Vendor and the Primary Indirect Interest Holders before taking any action in relation to the Third Party Claim;

(b)	no admissions in relation to the Third Party Claim shall be made by or on behalf of the Purchaser or any member of the Purchaser’s Group and the Third Party Claim shall not be compromised, disposed of or settled without the consent of the Vendor and the Primary Indirect Interest Holders (as the case may be); and

(c)	subject to the Primary Indirect Interest Holders indemnifying the Purchaser or other members of the Purchaser’s Group concerned against all costs and expenses (including legal and professional costs and expenses) that may be incurred thereby, the Purchaser shall, or the Purchaser shall procure that any members of the Purchaser’s Group shall, take such action as the Vendor and the Primary Indirect Interest Holders (as the case may be) may reasonably request to avoid, dispute, deny, defend, resist, appeal, compromise or contest the Third Party Claim.

7.3	Notwithstanding paragraph 7.2, neither the Purchaser nor any member of the Purchaser’s Group shall be required to take any action or refrain from taking any action, if the Purchaser or other member of the Purchaser’s Group concerned reasonably considers such action or omission to be materially prejudicial to it or to its business, would be misleading or inaccurate in any material respect or would materially affect the future liability to Tax of any member of the Purchaser’s Group.

7.4	The Purchaser shall not be precluded from bringing any Claim or Interim Covenant Claim by reason of any breach of paragraph 7.2.

7.5	For the avoidance of doubt, no Warrantor other than then the Vendor shall have any rights in relation to this paragraph 7.

8.	VENDOR ACCESS

In the event of a Claim, Specified Claim or Interim Covenant Claim, the Purchaser shall, subject to the Vendor or the Primary Indirect Interest Holder giving such undertakings as to confidentiality as the Purchaser may reasonably require, procure that the Vendor or the Primary Indirect Interest Holders and its Representatives are provided, upon reasonable notice and during Working Hours, access to such information, records, premises and personnel of the relevant Group Companies as the Vendor or the Primary Indirect Interest Holders may reasonably require (not being any which would otherwise be subject to legal privilege) to investigate, avoid, remedy, dispute, resist, appeal, compromise or contest such Claim, Specified Claim or Interim Covenant Claim (as applicable).

9.	FRAUD AND WILFUL CONCEALMENT

9.1	The provisions of paragraphs 1 and 2 of this Schedule 8 (Limitations on Liability) shall not apply:

(a)	subject to paragraph 9.1(c) below, in respect of the liability of a Warrantor (as the case may be) where a Claim, Specified Claim, Tax Claim or Interim Covenant Claim if it is (or the delay in the discovery of which is) the consequence of fraud or wilful concealment of such Warrantor;

(b)	in respect of the liability of Argon or any Indirect Interest Holder where an Indirect Interest Holder Claim if it is (or the delay in the discovery of which is) the consequence of fraud or wilful concealment of Argon or that Indirect Interest Holder, respectively; or

(c)	in respect of the liability of a Manager as a Warrantor, such Manager will have no liability other than where:

(i)	the Purchaser has no remaining recourse to the Vendor in respect of a Fraud-based Claim;

(ii)	Fraud-based Claim arises as a consequence of the fraud of such Manager against the Purchaser or the Purchaser Guarantor; and

(iii)	notice in writing of such Fraud-based Claim is given to the relevant Manager no later than 31 March 2014.

9.2	Subject to Clause 10.9 and for the avoidance of doubt, the provisions of paragraphs 1 and 2 above shall apply in relation to the liability of the Warrantors, Argon or each Indirect Interest Holder and each successor, assignor and novatee of any such party, notwithstanding the fraud on the part of any person or entity (including an agent) other than such party.

10.	MATTERS ARISING SUBSEQUENT TO THIS AGREEMENT

10.1	Neither the Vendor nor Argon, with respect to a Claim, nor the Indirect Interest Holders, with respect to an Indirect Interest Holder Claim, shall be liable for a Claim in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance and any losses arising therefrom, to the extent that the same would not have occurred but for:

(a)	any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement (including the Pre-Completion Restructuring or anything undertaken pursuant to Clause 5.9 or paragraph 1.1(g) or (h) of Schedule 3 (Interim Period Obligations)) or otherwise at the request in writing or with the approval in writing of the Purchaser;

(b)	any knowing act, omission or transaction of the Purchaser or any member of the Purchaser’s Group or any of the Group Companies, or their respective directors, officers, employees or agents or successors in title after Completion;

(c)	any change after Completion of any generally accepted interpretation or application of any legislation or regulation; and

(d)	the passing of, or any change in, after Completion any Law, any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually (or prospectively) in effect at the date of Completion.

11.	INSURANCE

The Vendor shall not be liable for any Claim or Interim Covenant Claim (as the case may be) to the extent that the losses in respect of which such Claim or Interim Covenant Claim is made are recovered by the Purchaser or a member of the Purchaser’s Group under a policy of insurance.

12.	PURCHASER KNOWLEDGE

12.1	None of the Vendor, Argon nor the Indirect Interest Holders shall be liable in respect of any Claim to the extent that the facts, matters or circumstances giving rise to the relevant Claim were actually known by the Purchaser prior to the signing of this Agreement.

12.2

For the purposes of paragraph 12.1 and paragraph 7 of Schedule 13, the knowledge of the Purchaser and the Purchaser Guarantor, respectively, shall mean the actual knowledge of Paul Bisaro, David Buchen, Todd Joyce, Sigurdur Oli Olafsson (provided that the actual knowledge of Sigurdur Oli Olafsson shall be limited to such actual knowledge as he has acquired or has been reconfirmed since 1 October 2011 as a result of his participation in the Transaction), Frederick Wilkinson, Robert Stewart, Charles Mayr, Sigurd Kirk, Amy Hulina, Francois Menard, Vivek Bachhawat, Chetna Thanawala and Patrick J. Eagan in each case following their review of the Purchaser’s Due Diligence Reports.

12.3	The Purchaser agrees that it will not assert any right of privilege in relation to the disclosure of the Purchaser Due Diligence Reports to the Vendor or any Indirect Interest Holder.

13.	PURCHASER FINANCING SUPPORT

13.1	The Vendor and each Indirect Interest Holder shall not be liable in respect of any claims for breach of paragraph 1.1(f) of Schedule 3 (Interim Period Obligations) to the extent that Completion does not occur.

SCHEDULE 9

TAX COVENANT

Part 1

In this Schedule 9 (Tax Covenant):

“Accounts Relief” means a Relief, the availability of which has been shown as an asset in the Net Working Capital Amount or otherwise included or taken into account in the computation of the Net Working Capital Amount;

“Actual Tax Liability” means a liability of a Group Company to make an actual payment of Tax or a payment on account of Tax to a Tax Authority;

“Deemed Tax Liability” means:

(a)	the loss of or failure to obtain an Accounts Relief; or

(b)	the use or set off of a Purchaser’s Relief in circumstances where, but for the use or set off, a Group Company would have had an Actual Tax Liability in respect of which the Vendor would have had a liability under this Schedule 9 (Tax Covenant);

“Demand” means:

(a)	the issue of a notice, demand, assessment, letter or other document by or on behalf of any Tax Authority;

(b)	the taking of any other action by or on behalf of a Tax Authority (including the imposition, or a document referring to the possible imposition, of a withholding of or on account of Tax); or

(c)	the preparation or submission to a Tax Authority of a notice, return, assessment, letter or other document by the Purchaser, a Group Company or another person,

from which it appears that a Tax Liability may be incurred by or may be imposed on a Group Company;

“Event” means a transaction, act, event, circumstance, state of affairs or omission;

“Income, Profits or Gains” means income, profits, gains or any other standard or measure for the purposes of any Tax and:

(a)	references to Income, Profits or Gains earned, accrued or received on or before a particular date (including the Completion Date) shall include Income, Profits or Gains deemed or treated for Tax purposes as earned, accrued or received on or before that date; and

(b)	references to Income, Profits or Gains earned, accrued or received by any person shall include Income, Profits or Gains deemed or treated for Tax purposes as earned, accrued or received by such person;

“Original Payment” has the meaning given in paragraph 6.1 of this Schedule 9 (Tax Covenant);

“Post-Completion Relief” means a Relief which arises to a Group Company:

(a)	as a consequence of an Event occurring (or being treated for Tax purposes as occurring) after Completion; or

(b)	by reference to any Income, Profits or Gains earned, accrued or received after Completion;

“Purchaser’s Relief” means:

(a)	any Accounts Relief;

(b)	any Post-Completion Relief; or

(c)	any Relief arising to any member of the Purchaser’s Group (other than a Group Company);

“Purchaser’s Tax Group” means the Purchaser and each other company which at Completion, after Completion or at any time prior to the Completion Date, are or for a Tax purpose are treated as being members of the Purchaser’s Group, or otherwise connected or associated in any way with, the Purchaser for Tax purposes, provided that the definition of “Purchaser’s Tax Group” shall only include the Group Companies after Completion;

“Relevant Agreements” means this Agreement, the Vendor’s Updated Disclosure Letter, the Purchaser’s Disclosure Letter, the Adjustment Escrow Agreement, the Warranty Escrow Agreement, the Interim Covenant Escrow Agreement and the Contingent Consideration Escrow Agreement;

“Tax Documents” has the meaning given in paragraph 5.1 of this Schedule 9 (Tax Covenant);

“Tax Liability” means an Actual Tax Liability or a Deemed Tax Liability;

“Tax Refund” has the meaning given in paragraph 9.1 of this Schedule 9 (Tax Covenant);

“Transfer Tax Documents” has the meaning given in paragraph 5.1(b) of this Schedule 9 (Tax Covenant); and

“Vendor’s Tax Group” means the Vendor and each other company which at Completion, after Completion or at any time prior to the Completion Date, are or for a Tax purpose are treated as being members of the Vendor’s group, or otherwise connected or associated in any way with, the Vendor.

Part 2

1.	COVENANT TO PAY

1.1	The Vendor covenants with the Purchaser to pay to the Purchaser an amount equal to:

(a)	any Actual Tax Liability arising:

(i)	in respect of any Event which occurs (or is treated for Tax purposes as occurring) on or before Completion (including Completion itself); or

(ii)	in respect of or by reference to any Income, Profits or Gains earned, accrued or received on or before Completion;

(b)	any Deemed Tax Liability;

(c)	any Actual Tax Liability or Deemed Tax Liability arising with respect to any income from the “discharge of indebtedness” within the meaning of Section 61(a)(12) of the I.R.C. and any similar provision of applicable Tax Law, in any jurisdiction in connection with the Transaction to the extent the Tax Liability arises in respect of or by reference to any Income, Profits or Gains earned, accrued or received by the relevant Group Company on or before Completion; and

(d)	all costs reasonably incurred by the Purchaser or a Group Company in connection with:

(i)	a Tax Liability of the kind referred to in paragraphs 1.1(a), (b) or (c) or any Demand therefor in respect of which a successful claim is made by the Purchaser under this Schedule 9 (Tax Covenant); or

(ii)	successfully taking or defending any action under this Schedule 9 (Tax Covenant),

provided that where the liability in question relates to a Group Company which was not a wholly owned subsidiary of the Vendor immediately before Completion, the amount payable by the Vendor to the Purchaser under paragraphs 1.1(a) to (c) shall be reduced proportionately to reflect the percentage of the relevant Group Company owned (directly or indirectly) by the Vendor immediately before Completion.

1.2	For the purposes of this Schedule 9 (Tax Covenant), the amount of a Deemed Tax Liability of a Group Company is:

(a)	in the case of a loss of or failure to obtain an Accounts Relief:

(i)	where the Accounts Relief is a right to repayment of Tax, the amount of the repayment lost or not obtained; and

(ii)	in any other case, the amount of Tax which is payable by a Group Company which would not have been payable but for the loss or failure to obtain such Accounts Relief; and

(b)	in the case of a use or set off of a Purchaser’s Relief, the amount of Tax which would have been payable by a Group Company but for the use or set off of such Purchaser’s Relief.

2.	LIMITATIONS AND EXCLUSIONS

The Vendor shall not be liable under paragraph 1.1(a), (b) or (c) of this Schedule 9 (Tax Covenant) or for breach of the Tax Warranties to the extent that:

2.1	provision or reserve was made or reflected in the Net Working Capital Amount in respect of the liability in question or the liability in question was otherwise included in the computation of the Net Working Capital Amount;

2.2	the liability in question has been paid or discharged prior to Completion;

2.3

the liability in question arises or is increased as a result of: (i) any change in legislation (including a change in subordinate legislation) after Completion; (ii) a published change in the previously published position of any Tax Authority after Completion; (iii) a change after Completion in the clear weight of judicial authority interpreting legislation beyond which there is no right of appeal in the relevant jurisdiction; or (iv) or an increase in the rates of Tax after Completion, in each case not actually or prospectively in force or announced at the date of this Agreement. For the avoidance of doubt, a clarification of law, legislation or published practice, including a clarification of an issue or matter on which there was previously no clear guidance, shall not constitute a “change” for purposes of this paragraph 2.3;

2.4	the liability in question would not have arisen but for a voluntary act of any member of the Purchaser’s Tax Group at any time, but in the case of a Group Company after Completion, only in circumstances where the Purchaser knew or ought reasonably to have known that the liability in question would have arisen as a result of the voluntary act and where an alternative course of action was available that would have reduced or eliminated the liability, and which has been carried out otherwise than pursuant to a legally binding obligation (whether or not conditional) entered into by any Group Company on or before Completion. For the avoidance of doubt:

(a)	any act carried out pursuant to any obligation under legislation or regulations relating to Tax or any other requirement imposed by a Tax Authority (including the filing of any Tax Return);

(b)	any act carried out at the written request of, or with the written consent of, the Vendor;

(c)	any act carried out pursuant to this Agreement;

(d)	any act occurring in the ordinary course of business of the relevant Group Company (as such business was carried on or before the date of this Agreement, provided such business was carried on in accordance with applicable Laws); or

(e)	any disclosure to a Tax Authority by any member of the Purchaser’s Tax Group or any Group Company acting reasonably and in good faith,

shall not be a voluntary act for these purposes;

2.5	the liability in question would not have arisen but for the failure or omission on the part of a Group Company after Completion to make a valid claim, election, surrender or disclaimer or to give a valid notice or consent, under the provisions of an enactment or regulation relating to Tax, the making, giving or doing of which was taken into account in the Net Working Capital Amount and of which the Purchaser had received written notice from the Vendor at least thirty (30) Business Days prior to the procedural, administrative, legal or statutory deadline for the making, giving or doing of such claim, election, surrender, disclaimer, notice or consent, provided that no such notice is required to be given in the case of a claim, election, surrender, disclaimer, notice or consent that is of a kind that is routine in nature and/or done by the relevant Group company in the ordinary course of filing or submitting any Tax return;

2.6	the liability in question arises or is increased solely as a consequence of any change (including, for the avoidance of doubt, any change with retrospective effect) after Completion in any accounting policy or practice adopted by a Group Company, unless such change is to rectify a failure to apply a generally accepted accounting policy applicable at the relevant time;

2.7	the liability in question arises from the ordinary course of business of the relevant Group Company after the Calculation Date up to Completion (but, for the avoidance of doubt, Completion itself shall not be regarded as “ordinary course of business”);

2.8	the liability in question arises solely as a result of a failure by the Purchaser to comply with any of its obligations under paragraph 3 (Manner of Making and Conduct of Claims), 4 (Payment of Claims) or 5 (Tax Returns and Computations) of this Schedule 9 (Tax Covenant);

2.9	the liability in question consists of interest and penalties attributable to unreasonable delay by the Purchaser, or the relevant Group Company, in paying Tax to a Tax Authority following a payment by the Vendor of an amount in respect of such Tax pursuant to a Tax Claim;

2.10	a Relief (other than a Purchaser’s Relief) is available and can actually be used to reduce or eliminate the liability in question, provided it has not already been taken into account under paragraph 6 or 8 or it is not a Relief in respect of which a payment has been made under paragraph 9 (Tax Refunds);

2.11	the liability in question would not have arisen but for any act (including an act which results in a loss of Relief (other than a Purchaser’s Relief) where such Relief would otherwise have been available and could actually have been used to reduce or eliminate the liability in question, provided it has not otherwise been taken into account in reducing or extinguishing a liability of the Vendor under paragraph 1.1 of this Schedule 9 (Tax Covenant) or for breach of the Tax Warranties as a result of paragraph 2.10) carried out by the Vendor or any Group Company (in the case of a Group Company, on or before Completion) at the written request of the Purchaser (excluding, for the avoidance of doubt, entering into the Relevant Agreements) provided that such act is carried out in the manner requested in any such request. For the avoidance of doubt, a loss of Relief for the purposes of this paragraph 2.11 shall not include the loss of any saving or reduction of Tax or any double taxation credit, relief or refund available only by reason of the payment of Tax to which the liability in question referred to at the beginning of this paragraph 2.11 relates;

2.12	the liability in question would not have arisen but for the Pre-Completion Restructuring or any matter undertaken pursuant to paragraphs 1.1(g) or (h) of Schedule 3 (Interim Period Obligations);

2.13	any income or profits to which the liability in question is attributable were actually earned or received by any Group Company on or before Completion, but such income or profits were not reflected in the Net Working Capital Amount and do not arise as a result of a breach of the Vendor’s obligations pursuant to Schedule 3 (Interim Period Obligations) (which causes the Purchaser to suffer a loss), provided such income or profits are actually retained by the relevant Group Company at the Completion Date; or

2.14	the liability in question is in respect of Transfer Taxes payable in connection with this Agreement and/or the transactions contemplated by this Agreement.

3.	MANNER OF MAKING AND CONDUCT OF CLAIMS

3.1	If the Purchaser or a Group Company becomes aware of a Demand which reasonably could be expected to give rise to a liability for the Vendor under paragraph 1.1 of this Schedule 9 (Tax Covenant) or under the Tax Warranties:

(a)	the Purchaser shall give written notice to the Vendor of the Demand (including reasonable particulars of the Demand, the due date for payment and the time limits for any appeal) as soon as reasonably practicable and in any event not more than fifteen (15) Business Days after the Purchaser or the relevant Group Company becomes aware of the Demand (but for the avoidance of doubt, the giving of such notice shall not be a condition precedent to the liability of the Vendor under this Schedule 9 (Tax Covenant) or under the Tax Warranties);

(b)	the Purchaser shall control the conduct and resolution of any such Demand, provided that the Purchaser shall take (or shall procure that a Group Company shall take) all such action as the Vendor may reasonably request to avoid, dispute, resist, appeal, compromise or defend the Demand; and

(c)	the Purchaser shall keep the Vendor informed of any material developments (including any meetings) and shall provide the Vendor with copies of all material correspondence and documentation and such other information, assistance and access to records, books and accounts and personnel as it reasonably requires, in each case, relating to the Demand referred to in paragraph 3.1(a).

3.2	The rights of the Vendor under paragraph 3.1 (other than the right to receive notice) are subject to the rights of Chartis Europe Limited under the Warranty and Indemnity Insurance Policy and subject to the Vendor having indemnified the Purchaser and/or the relevant Group Company (as applicable) against all costs reasonably and properly incurred and any further liability to Tax which may be incurred in connection with any such action as is referred to in paragraph 3.1(b).

3.3	Subject to paragraph 3.4, and the rights of Chartis Europe Limited under the Warranty and Indemnity Insurance Policy, the Purchaser must not, and shall procure that no Group Company shall, make any admission of liability to any Tax Authority or in relation to any Demand of which notification has been given under paragraph 3.1(a) above or settle, dispose of or otherwise compromise any matter relating to the Demand referred to in paragraph 3.1 without the Vendor’s prior written consent, such consent not to be unreasonably withheld or delayed. For the avoidance of doubt, an “admission of liability” within the meaning of the prior sentence shall not mean disclosure or provision of any factual information to any Tax Authority or in relation to any Demand.

3.4	If the Vendor does not request the Purchaser to take, or procure the taking of, any such action as mentioned in paragraph 3.1(b) within fifteen (15) Business Days of receipt of notice by the Vendor under paragraph 3.1(a), or the Vendor does not indemnify the Purchaser and/or the relevant Group Company as required by paragraph 3.2 within a reasonable period of time following written request from the Purchaser to the Vendor for the same, the Purchaser shall be free to satisfy or settle the relevant Tax Liability on such terms as it may reasonably think fit, provided that the Purchaser or Group Company concerned has notified the Vendor in writing of its intention so to deal with the matter and the Vendor has not responded within five (5) Business Days requesting the Purchaser to take, or procure the taking of, any such action as is mentioned in paragraph 3.1(b) or indemnifying the Purchaser and/or the relevant Group Company as the case may be.

3.5	The Vendor will not be entitled to request the Purchaser to take, or procure the taking of, an action which involves an appeal beyond the first appellate court in the relevant jurisdiction without an opinion from jointly chosen and nationally recognised leading Tax counsel that the appeal will, on the balance of probabilities, be won.

4.	PAYMENT OF CLAIMS

4.1	The due day for payment of any liability of the Vendor under this Schedule 9 (Tax Covenant) shall be:

(a)	in the case of an Actual Tax Liability, the day which is the later of five (5) Business Days after a written demand is made for payment by or on behalf of the Purchaser, and five (5) Business Days before the date on which that Tax becomes due and payable to the relevant Tax Authority;

(b)	in the case of a Deemed Tax Liability, the day which is the later of five (5) Business Days after a written demand is made for payment by or on behalf of the Purchaser and:

(i)	in the case of the loss of or failure to obtain an Accounts Relief which is a right to repayment of Tax, the day on which the repayment would otherwise have been obtained;

(ii)	in the case of the loss of or failure to obtain any other Accounts Relief, five (5) Business Days before Tax which would otherwise have been saved becomes due and payable to the relevant Tax Authority; or

(iii)	in the case of the use or set off of a Purchaser’s Relief, the day on which the Tax which would have been payable but for the use or set off is due and payable to the relevant Tax Authority; and

(c)	in any other case, five (5) Business Days after the date on which written demand is made for payment by or on behalf of the Purchaser,

and, within sufficient time for the Warranty Escrow Agent and/or, in the case of a liability for a Transfer Pricing Claim which is a Specified Claim, the Interim Covenant Escrow Agent and/or the Warranty Escrow Agent (as applicable) to make payment on or prior to the due date set out above or as otherwise agreed between the Vendor and the Purchaser, the Vendor and the Purchaser shall jointly instruct the Warranty Escrow Agent or Interim Covenant Escrow Agent (as applicable) in writing to pay to the Purchaser out of the Warranty Escrow Account or the Interim Covenant Escrow Account (as applicable) the amount of the payment due or, if less, the amount standing to the credit of the Warranty Escrow Account or the Interim Covenant Escrow Account (as applicable), provided that nothing in this paragraph 4 shall be regarded as imposing any limit on the amount of any liability under this Schedule 9 (Tax Covenant).

4.2	For the purposes of this paragraph 4, references to the day on which an amount of Tax becomes due and payable to the relevant Tax Authority will be the last day on which such Tax may by law be paid without incurring a penalty or liability for interest in respect thereof, provided that, in the case of an Actual Tax Liability:

(a)	if in the course of an appeal the date on which the Tax is due and payable is postponed following an application to the relevant Tax Authority, court or tribunal, the due date for payment by the Vendor shall be five (5) Business Days before such later date when the amount of Tax becomes due and payable; and

(b)	if a payment or payments to the relevant Tax Authority prior to the date specified by this paragraph 4 would avoid or minimise interest or penalties, the Vendor may at its option pay the whole or part of the amount due to the Purchaser on an earlier date or dates and the Purchaser shall procure that the Tax in question (or the appropriate part of it) is promptly paid to the relevant Tax Authority.

5.	TAX RETURNS AND COMPUTATIONS

5.1	The Purchaser or its duly authorised agents will be responsible for, and have the conduct of:

(a)	preparing, submitting to and agreeing with the relevant Tax Authorities all Tax Returns, computations, documents and correspondence of each Group Company for all accounting periods and Tax periods (if relevant) of each Group Company ending (i) on or before Completion, and (ii) in which Completion falls (“Tax Documents”);

(b)	preparing, submitting and agreeing with the relevant Tax Authorities any Tax Returns, computations, documents and correspondence relating to any Transfer Taxes payable in connection with this Agreement and/or the transactions contemplated by this Agreement (“Transfer Tax Documents”);

(c)	dealing with all other matters which relate to Tax including, without limitation, any enquiry, dispute, audit, negotiation or settlement involving any Tax Authority for all accounting periods and Tax periods (if relevant) of each Group Company ending (i) on or before Completion, and (ii) in which Completion falls; and

(d)	paying any Transfer Taxes due in connection with this Agreement and/or the transactions contemplated by this Agreement.

5.2	For the purposes of paragraph 5.1:

(a)	all Tax Documents and Transfer Tax Documents which are to be submitted to a Tax Authority must be submitted in draft form by the Purchaser to the Vendor or its duly authorised agents for comment. If a time limit applies in relation to the submission of any Tax Documents or Transfer Tax Documents, the Purchaser shall ensure that the Vendor receives the Tax Documents or Transfer Tax Documents no later than twenty (20) Business Days before the expiry of the time limit (or, if a shorter time limit applies in relation to the submission of the relevant Tax Documents or Transfer Tax Documents, as soon as is reasonably practicable);

(b)	the Vendor or its duly authorised agents must comment within ten (10) Business Days (or, if a shorter time limit applies in relation to the submission of the relevant Tax Documents or Transfer Tax Documents, within such time as will reasonably enable the Purchaser to file the Tax Documents or Transfer Tax Documents within the applicable time period) of their receipt of any such Tax Documents or Transfer Tax Documents from the Purchaser, and if the Purchaser has not received any comments within such period, the Vendor and its duly authorised agents will be deemed to have approved such draft documents;

(c)	the Purchaser must take into account all reasonable comments and suggestions made by the Vendor or its duly authorised agents;

(d)	the Vendor and the Purchaser must each respectively afford (or procure the affordance) to the other or their duly authorised agents of information and assistance which may reasonably be required to prepare, submit and agree all outstanding Tax Documents which relate to Group Companies and Transfer Tax Documents;

(e)	the Vendor and the Purchaser must as soon as practicable deliver to each other copies of all correspondence sent to or received from any Tax Authority; and

(f)	where any Transfer Tax Documents are required by Law to be submitted by the Vendor, the Purchaser shall prepare and the Vendor shall submit such Transfer Tax Documents to the relevant Tax Authorities subject to and in accordance with the provisions of this paragraph 5.2, provided that paragraphs 5.2(a) to (e) above shall only apply to Transfer Tax Documents which are due to be submitted by the Purchaser to a Tax Authority on or prior to the date on which the Completion Statement is finalised pursuant to paragraph 2.4 of Schedule 9.

5.3	For the avoidance of doubt, where any matter relating to Tax gives rise to a Demand to which the provisions of paragraph 3 apply, those provisions shall take precedence over the provisions of this paragraph 5 (Tax Returns and Computations).

5.4	For the avoidance of doubt the provisions of paragraph 5.2 shall apply to any Tax Documents or other matters relating to Tax which are reasonably expected to be relevant to a liability of the Vendor under this Schedule 9 (Tax Covenant).

5.5	Subject to paragraph 5.4, paragraph 5.2 shall not apply in respect of any Tax Documents or other matters relating to Tax which relate solely to an Event or Events occurring (or treated as occurring) after Completion.

6.	THIRD PARTY RECOVERY

6.1	If the Vendor at any time pays to the Purchaser an amount under this Schedule 9 (Tax Covenant) or the Tax Warranties (the “Original Payment”) and the Purchaser or a Group Company is, or within two (2) years of such payment becomes, entitled to recover from some other person (other than a member of the Purchaser’s Tax Group and excluding any recovery under the Warranty and Indemnity Insurance Policy) any sum in respect of the matter giving rise to the Original Payment (other than by reason of the use or set off of a Purchaser’s Relief and excluding, for the avoidance of doubt, any non-cash saving or reduction of Tax or any non-cash Tax credit arising in respect of the matter giving rise to the Original Payment), the Purchaser will (and will procure that the relevant Group Company will) as soon as reasonably practicable notify the Vendor of such entitlement and will, if so requested by the Vendor and upon the Purchaser being indemnified to its reasonable satisfaction against all costs, losses or damages which may thereby be reasonably incurred, take all reasonable steps to enforce such recovery, keeping the Vendor informed of the progress of any action taken (provided that neither the relevant Group Company nor the Purchaser will be obliged to take any action which it reasonably considers to be materially prejudicial to its interests), and the Purchaser shall within five (5) Business Days of such recovery pay to the Vendor, the lesser of:

(a)	the sum so recovered by the Purchaser or the Group Company (as applicable) from the other person (including sums recovered in respect of costs and any interest or repayment supplement received in respect of the sum recovered (to the extent that the interest or repayment supplement relates to the period following the payment by the Vendor to the Purchaser), but less: (i) an amount equal to any Tax liability for which the Vendor would have been liable under this Schedule 9 (Tax Covenant) or the Tax Warranties but for paragraph 1.2 of Schedule 8 (Limitations on Liability) and which has not already been taken into account under this paragraph 6 (Third Party Recovery) or under paragraph 9 (Tax Refunds); (ii) any reasonable costs of recovery not previously reimbursed; and (iii) any Tax chargeable on the sum recovered); and

(b)	the amount paid by the Vendor to the Purchaser as referred to above less the amount of any Tax liability for which the Vendor would have been liable under this Schedule 9 (Tax Covenant) or the Tax Warranties but for paragraphs 1.2 of Schedule 8 (Limitations on Liability) and which has not already been taken into account under this paragraph 6 (Third Party Recovery) or under paragraph 9 (Tax Refunds);

save that where the Purchaser has received both a payment under this Schedule 9 (Tax Covenant) or the Tax Warranties and a payment under the Warranty and Indemnity Insurance Policy in respect of the same matter (the “Aggregate Payment”), this paragraph 6 (Third Party Recovery) shall only apply to the proportion of any sum recovered by the Purchaser in respect of such matter as the payment received under this Schedule 9 (Tax Covenant) or the Tax Warranties bears to the Aggregate Payment.

6.2	For the purposes of paragraph 6.1, the relevant recipient shall be:

(a)	subject to paragraph 6.3, if payment under paragraph 6.1 is due to be made when no amount stands to the credit of the Warranty Escrow Account, the Vendor; or

(b)	if payment under paragraph 6.1 is due to be made when any amount stands to the credit of the Warranty Escrow Account, the Warranty Escrow Account.

6.3	No payment shall be made to the Vendor pursuant to paragraph 6.1 to the extent any payment is due from the Vendor pursuant to this Agreement (in which case such amount shall reduce the payment due from the Vendor accordingly).

6.4	To the extent that there is any excess of the recovered sum after the amount paid to the Purchaser under paragraph 6.1 (or the amount that would have been paid if paragraph 6.3 did not apply) and after deduction of an amount equal to any Tax liability for which the Vendor would have been liable under this Schedule 9 (Tax Covenant) or the Tax Warranties but for paragraph 1.2 of Schedule 8 (Limitations on Liability) (to the extent not already deducted under paragraph 6.1 and which has not already been taken into account under this paragraph 6 (Third Party Recovery) or under paragraph 9 (Tax Refunds)) the Purchaser shall pay to the Vendor the lesser of:

(a)	the amount of such excess (less any reasonable costs of recovery not previously reimbursed and less any Tax chargeable on the sum recovered); and

(b)	an amount equal to interest on the amount paid to the Purchaser by the Vendor referred to in paragraph 6.1 above, from the date on which such payment was made until the date the payment of the sum recovered by the Purchaser is made to the Vendor pursuant to paragraph 6.1 above, at an annual rate which is 4% per annum above the base lending rate of HSBC Bank plc from time to time in effect during such period.

6.5	This paragraph 6 (Third Party Recovery) shall not apply to any entitlement to recover to which the provisions of Clauses 21.4 and 21.5 apply.

7.	SECONDARY LIABILITIES

7.1	The Purchaser covenants with the Vendor to pay to the Vendor an amount equivalent to any Tax or any amount on account of Tax (other than any Tax or any amount on account of Tax which arises as a result of a failure by the Purchaser to make any deduction or withholding required by Law to be deducted or withheld from any payment made under this Agreement) which any member of the Vendor’s Tax Group is required to pay to a Tax Authority as a result of a failure by a Group Company (after the Completion Date), or any other member of the Purchaser’s Tax Group (before or after the Completion Date) (excluding, for the avoidance of doubt, any Group Company) to discharge that Tax.

7.2	The Vendor covenants with the Purchaser to pay to the Purchaser an amount equivalent to any Tax or any amount on account of Tax (other than any Tax or any amount on account of Tax which arises as a result of a failure by the Vendor to make any deduction or withholding required by Law to be deducted or withheld from any payment made under this Agreement) which a Group Company or any other member of the Purchaser’s Tax Group is required to pay to a Tax Authority as a result of a failure by any member of the Vendor’s Tax Group to discharge that Tax.

7.3	The covenants contained in paragraphs 7.1 and 7.2 shall:

(a)	extend to any costs reasonably and properly incurred in connection with such Tax or a successful claim under in paragraphs 7.1 and 7.2, as the case may be;

(b)	(in the case of paragraph 7.1) not apply to Tax to the extent that the Purchaser could claim payment in respect of it under paragraph 1.1 or the Tax Warranties or to the extent that the Purchaser would have been able to claim payment in respect of it under paragraph 1.1 or the Tax Warranties but for paragraph 1 or 2 of Schedule 8 (Limitations on Liability) in each case;

(c)	not apply to Tax to the extent it has been recovered by a Group Company or any member of the Purchaser’s Tax Group, or the Vendor (as relevant) under any relevant statutory provision (and the Purchaser or the Vendor, as the case may be, shall procure that no such recovery is sought to the extent that payment is made hereunder); and

(d)	(in the case of paragraph 7.2) not apply to Tax that is payable or suffered in respect of any transaction of a Group Company: (i) where such Tax is primarily attributable to the Group Company and not to any other participant in the transaction; or (ii) by reference to any profits earned, accrued, received or otherwise recognised by a Group Company.

7.4	Paragraphs 2.1, 2.8, 3 (Manner of Making and Conduct of Claims) and 4 (Payments of Claims) will apply to the covenants contained in paragraphs 7.1 and 7.2 as they apply to the covenants contained in paragraph 1.1, replacing references to the “Vendor” by the “Purchaser” (and the other way round, as the case may be) where appropriate, and making any other necessary modifications.

7.5	The limitations set forth in paragraphs 1 and 2 of Schedule 8 (Limitations on Liability) to this Agreement will not apply to the covenants contained in paragraphs 7.1 and 7.2.

8.	SAVINGS/OVER-PROVISIONS

8.1	If the auditors for the time being of a Group Company certify in writing (at the request and expense of the Vendor) to the Vendor and the Purchaser that:

(a)	applying the accounting policies, principles and practices adopted in the preparation of the Net Working Capital Amount, any provision for Tax (other than a provision for deferred tax) in the Net Working Capital Amount is demonstrated (for reasons other than the availability of a Purchaser’s Relief or any transactions occurring or deemed to have occurred after Completion) to be an over-provision (the amount of such over-provision being referred to as an “Over-provision”); or

(b)	the assets in respect of Tax of any Group Company are demonstrated to have been understated in the Net Working Capital Amount, except to the extent:

(i)	the assets are in respect of deferred tax; or

(ii)	the assets are in respect of a refund to which paragraph 9.1 applies; or

(iii)	the understatement is attributable to a Purchaser’s Relief or arises in circumstances to which paragraph 6.1 applies,

(an “Understatement”); or

(c)	the circumstances giving rise to a payment by the Vendor falling due pursuant to paragraph 1 or the Tax Warranties gives rise to an actual saving of Tax (a “Saving”) for a Group Company or the Purchaser (provided that this paragraph 8.1(c) shall not apply to the extent that a Saving has been taken into account in determining the amount of the payment due from the Vendor pursuant to paragraph 1 or the Tax Warranties or to the extent that the Saving is a refund to which paragraph 9.1 applies), then the amount of the Over-provision, Understatement or Saving shall be set off against any payment then due from the Vendor under this Schedule 9 (Tax Covenant) or under the Tax Warranties or for breach of the Tax Warranties or (to the extent that it is not so set off) carried forward and set off against any future payments which become due from the Vendor under this Schedule 9 (Tax Covenant) or for breach of the Tax Warranties.

8.2	If the Purchaser has made a claim against the Vendor under this Schedule 9 (Tax Covenant) or for breach of any Tax Warranty and any Group Company or the Purchaser discovers or has discovered that there has been an Over-provision, Understatement or Saving, the Purchaser shall, or shall procure that the Group Company concerned shall, as soon as reasonably practicable give notice in writing to the Vendor and the Purchaser shall, or shall procure that the Group Company concerned shall, (at the Vendor’s cost) supply to the Vendor such information as it may reasonably require to verify the amount of the Over-provision, Understatement or Saving.

8.3	For the purposes of paragraph 8.1 a person obtains a Saving if as a result of the circumstances which result in a claim by the Purchaser under paragraph 1 or the Tax Warranties that person is relieved in whole or in part of a liability to make some other payment of Tax which it would otherwise have been liable to make and for which the Vendor is not liable under this Schedule 9 (Tax Covenant) or under the Tax Warranties or obtains a right to repayment of Tax which would not otherwise have been available.

8.4	The Purchaser shall procure that each Group Company shall, to the extent it constitutes reasonable Tax planning to do so, utilise available Reliefs to give rise to a Saving, provided that, for the avoidance of doubt, nothing in this paragraph 8.4 shall require the Purchaser to procure that such Reliefs are so utilised to the extent that Purchaser’s Reliefs are available to be utilised in priority to such Reliefs.

8.5	Where any such certification as is mentioned in paragraph 8.1 has been made, the Purchaser may request (at the cost of the Purchaser) the auditors for the time being of the relevant Group Company to review such certification in light of all relevant circumstances, including any facts which have become known only since such certification, and to certify whether such certification remains correct or whether, in light of those circumstances, the amount that was the subject of such certification should be amended.

8.6	If the auditors certify under paragraph 8.5 that an amount previously certified should be amended, that amended amount shall be substituted for the purposes of paragraph 8.1 as the amount of the Over-provision, Understatement or Saving (as relevant) in respect of the certification in question in place of the amount originally certified, and an adjusting payment (if any) shall be made as soon as reasonably practicable by the Vendor to put the Purchaser (and the relevant Group Company) in the same position it would have been in if the amount of the Over-provision, Understatement or Saving (as relevant) had always been the amended amount and not the amount originally certified.

8.7

The Purchaser and the Vendor shall cooperate in good faith in seeking to ensure that the auditors for the time being of the relevant Group Company shall provide such certifications are requested pursuant to this paragraph 8. If the auditors for the time being of the relevant Group Company do not agree, within twenty (20) Business Days of being so requested, to provide any certification as requested of them for the purposes of this paragraph 8, then such firm of accountants as the Vendor and the Purchaser shall agree to appoint (or, in the event that the Vendor and the Purchaser cannot so agree within ten (10) Business Days of one of them requesting such agreement from the other, as shall be appointed at the request of either of them by the President for the time being of the Institute of Chartered Accountants in England and Wales) shall provide such certification instead and references in this paragraph 8 to the auditors of a Group Company shall, in respect of that certification, be read as being a reference to the firm of accountants so appointed.

8.8	The same amount shall not be dealt with more than once under this paragraph 8 (Savings/Over-provisions) and paragraphs 6 (Third Party Recovery) and 9 (Tax Refunds).

9.	TAX REFUNDS

9.1	For the purposes of this paragraph 9 (Tax Refunds), the “Tax Refund” means the sum of all refunds of Tax received by the Group Companies from a Tax Authority within two (2) years of the Completion Date in respect of a period (in respect of which Tax is assessed or charged on that Group Company) or part of a period ending on or before Completion which were not shown as assets in, reflected in or taken into account in, or in computing a provision for Tax in, the Net Working Capital Amount including, for the avoidance of doubt, any interest or repayment supplements (less any Tax due, or which would have been due, but for the availability of any Purchaser’s Relief). For the avoidance of doubt, this paragraph 9 shall not apply to any refund of Tax received in respect of any amount on account of Tax required by Law to be deducted or withheld from any payments made under this Agreement. The Purchaser shall use all reasonable endeavours to procure that the Group Companies obtain, on a timely basis, all refunds of Tax to which this paragraph 9 could apply.

9.2	Within twenty (20) Business Days of the later of (i) two (2) years following the Completion Date, and (ii) payment of the balance standing to the credit of the Warranty Escrow Account to the Vendor in accordance with Clause 9.2(b), the Purchaser shall pay to the Vendor an amount equal to the Tax Refund less the sum of any amounts in respect of which the Purchaser would have been able to claim payment under paragraph 1.1 of this Schedule 9 (Tax Covenant) or for breach of any of the Tax Warranties, in each case, but for paragraph 1.2 of Schedule 8 (other than any amounts already taken into account under paragraph 6 of this Schedule 9) .

9.3	If any Group Company or the Purchaser discovers that there has been a refund of Tax, the Purchaser shall, or shall procure that the Group Company concerned shall, as soon as reasonably practicable give sufficient details in writing of the refund of Tax to the Vendor and the Purchaser shall, or shall procure that the Group Company concerned shall, supply to the Vendor such information as it may reasonably request in writing to verify the amount of the refund of Tax.

9.4	This paragraph 9 does not apply to the extent that: (i) the refund of Tax is attributable to a Purchaser’s Relief; (ii) the refund of Tax has been taken into account under paragraph 2.10; (iii) the refund of Tax arises in circumstances to which paragraph 6.1 applies; (iv) the recipient of the refund is obliged to pay an amount in respect of the refund to a person other than a Group Company or a member of the Purchaser’s Tax Group; or (v) the refund of Tax is an income Tax refund received by any Group Company following the Completion Date from the Maltese Inland Revenue Department pursuant to Article 48 of the Maltese Income Tax Management Act with respect to or as a result of profits distributed or capitalised by any Group Company organised under the Laws of Malta.

10.	ENTITY ELECTIONS

10.1	If, within 180 days following Completion, in the event that any Entity Election Form (as defined in the Pre-Completion Restructuring Paper) that had been prepared and filed pursuant to the Pre-Completion Restructuring is, in the Purchaser’s reasonable judgment, determined to be ineffective, then: (i) the Purchaser shall, at its cost and option, prepare and deliver to the Vendor a revised or updated and fully and accurately completed Entity Election Form or consent thereto in accordance with Treasury Regulation Section 301.7701-3 (a “Revised Election Form”), along with an explanation of any changes to the original Entity Election Form; (ii) within ten (10) days of the Vendor’s receipt of any such Revised Election Form, the Vendor shall deliver or cause to be delivered a validly signed and duly executed original copy of such Revised Election Form; and (iii) the Purchaser shall file such Revised Election Form with the IRS no later than ten (10) days following the Purchaser’s receipt of the validly signed and duly executed original copy of such Revised Election Form.

10.2	If prior to Completion, the Purchaser has not filed an Entity Election Form with respect to any Group Company for which the Purchaser was entitled to file an Entity Election Form pursuant to the Pre-Completion Restructuring, then with respect to APH4, Actavis Pharma Holding 5 ehf., Actavis Eignarhaldsfélag ehf., AGH and/or Actavis Group PTC ehf (each in Purchaser’s sole discretion), and with respect to any other Group Company which is an “eligible entity” (within the meaning of Treasury Regulation Section 301.7701-3(a)) as of the intended effective date of the election (subject to the Vendor’s written consent, not to be unreasonably withheld or delayed), upon the Purchaser’s written request and at the Purchaser’s cost, the Purchaser shall deliver, or cause to be delivered, to the Vendor with respect to such Group Company complete and accurate Entity Election Forms, providing for a retroactive U.S. federal income tax classification for such Group Company, effective as of a date on or before three (3) days before Completion. The Vendor shall, at the Purchaser’s cost, furnish or cause to be furnished, to the Purchaser, upon written request, as promptly as practicable, such information and assistance as is reasonably necessary for the Purchaser’s preparation of any such Entity Election Forms. Within ten (10) days of its receipt of any such Entity Election Forms, the Vendor shall at the Purchaser’s cost cause such forms to be validly signed and duly executed and shall deliver, or cause to be delivered, to the Purchaser each such signed and executed Entity Election Form. As soon as practicable following its receipt of such signed and executed Entity Election Forms, the Purchaser shall file each such Entity Election Form with the IRS.

10.3	The Purchaser will indemnify the Vendor on demand for any losses suffered or incurred as a result of any action taken pursuant to this paragraph 10.

11.	COVENANTS IN RELATION TO WITHHOLDINGS

11.1	The Vendor covenants with the Purchaser to pay the Purchaser an amount equal to 50% of any liability for Tax actually payable by the Purchaser (or which would have been payable but for the use of a Purchaser’s Relief) arising:

(a)	in respect of any deduction or withholding required by Law to be made from any payment (other than interest) made by the Purchaser pursuant to Clauses 3 or 4.7, but only to the extent that the deduction or withholding was not made at the time of such payment; or

(b)

subject to the Purchaser having obtained the West Luxembourg Ruling and having complied fully with the terms of such ruling, in respect of any Tax payable by the Purchaser (or which would have been payable but for the use of a Purchaser’s Relief) on any payment (other than interest) received by the Purchaser under

Clause 3 (Consideration), 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account) or 11 (Indemnity), or paragraph 4 (Payment of Claims) or Schedule 12 (Contingent Consideration).

11.2	The Purchaser covenants with the Vendor to pay to the Vendor an amount equal to 50% of any liability of the Vendor to make an actual payment of Tax arising in respect of any deduction or withholding required by Law to be made from any payment (other than interest) made to the Purchaser pursuant to Clause 3 (Consideration), 9 (Warranty Escrow Account), 10 (Interim Covenant Escrow Account), or 11 (Indemnity), paragraph 4 (Payment of Claims) or Schedule 12 (Contingent Consideration) but only to the extent that the deduction or withholding was not made at the time of such payment.

11.3	Paragraph 3 (Manner of Making and Conduct of Claims) will apply to the covenants contained in paragraphs 11.1 and 11.2 as it applies to the covenants contained in paragraph 1.1, replacing references to the “Vendor” by the “Purchaser” (and the other way round, as the case may be) where appropriate, and making any other necessary modifications.

11.4	The limitation set forth in paragraph 1 of Schedule 8 (Limitations on Liability) shall not apply to the covenants contained in paragraph 11.1. The limitations set forth in paragraph 2 of Schedule 8 (Limitations on Liability) shall apply to the covenant contained in paragraph 11.1. For the avoidance of doubt, neither the Purchaser nor the Vendor shall be entitled to recover the same amount or amounts under both this paragraph 11 (Covenants in Relation to Withholdings) and any of Clauses 21.3 and 21.6.

SCHEDULE 10

COMPLETION STATEMENT

1.	ESTIMATED COMPLETION STATEMENT

1.1	The Vendor shall deliver to the Purchaser its reasonable estimate of (or in the case of the Revolving Debt Amount, the actual amount) the:

(a)	Completion Cash Amount (the “Estimated Completion Cash Amount”);

(b)	Revolving Debt Amount;

(c)	Net Working Capital Amount (the “Estimated Net Working Capital Amount”);

(d)	Total Company Transaction Costs Amount (the “Estimated Total Company Transaction Costs Amount”); and

(e)	Completion Transfer Taxes Amount (“Estimated Completion Transfer Taxes Amount”),

in the form of statements prepared in accordance with paragraphs 3 and 4.1 of this Schedule 10 (Completion Statement) in accordance with Clause 6.2(a)(ii).

1.2	The Purchaser shall have the right to review, comment, question and suggest reasonable amendments to the statement provided pursuant to paragraph 1.1 of this Schedule 10 (Completion Statement) and the Vendor shall take account of all such reasonable comments, questions or amendments received from the Purchaser when preparing the statement to be delivered pursuant to paragraph 1.3 of this Schedule 10 (Completion Statement), provided that notice of such comments, questions or amendments is given to the Vendor in accordance with Clause 6.2(b)(ii).

1.3	The Vendor shall provide the Purchaser with its final reasonable estimate of those amounts set out in paragraph 1.1 of this Schedule 10 (Completion Statement), in the form of a statement prepared in accordance with paragraph 3 and paragraph 4 of this Schedule 10 (Completion Statement), and a detailed written response to all comments, questions or amendments submitted by the Purchaser pursuant to paragraph 1.2 of this Schedule 10 (Completion Statement) to the extent not taken into account in the final estimate of the amounts set out in paragraph 1.1 of this Schedule 10 (Completion Statement) in accordance with Clause 6.2(d).

2.	DRAFT COMPLETION STATEMENT

2.1	The Purchaser shall procure that the Target Companies prepare a draft of the Net Working Capital Statement (the “Draft Net Working Capital Statement”) and a draft of the Completion Statement in the form set out in paragraph 4.2 of this Schedule 10 (Completion Statement) (the “Draft Completion Statement”), in each case in consultation with the Primary Indirect Interest Holders (provided that the requirement to consult with the Primary Indirect Interest Holders shall not limit or hinder the Target Companies from preparing and delivering the Draft Net Working Capital Statement and Draft Completion Statement in accordance with the provisions of this paragraph 2.1) in accordance with the provisions of this Schedule 10 (Completion Statement) and delivered to the Primary Indirect Interest Holders and the Purchaser within 60 Business Days of Completion.

2.2	The Purchaser on the one hand and the Primary Indirect Interest Holders on the other shall each notify the other whether or not it accepts the Draft Completion Statement for the purposes of this Agreement within 30 Business Days of receiving it (the “Objection Period”) and, if it does not accept it, it shall notify the other within the Objection Period (a “Notice of Disagreement”) of the items in the Draft Completion Statement or the Draft Net Working Capital Statement which it disputes and the basis upon which it disputes such items.

2.3	Where any of the Primary Indirect Interest Holders or the Purchaser gives a Notice of Disagreement to the others the Purchaser and each Primary Indirect Interest Holder shall attempt in good faith, to reach agreement in respect of the Draft Completion Statement and, if they are unable to do so within 30 Business Days following receipt of the last Notice of Disagreement to be notified by the Purchaser or the Primary Indirect Interest Holders (the “Consultation Period”), the dispute shall be referred to the Reporting Accountants.

2.4	Where the Purchaser and the Primary Indirect Interest Holders are satisfied with the Draft Completion Statement (either as originally submitted by the Target Companies or after adjustments agreed between the Purchaser and the Primary Indirect Interest Holders) or where none of the Purchaser and the Primary Indirect Interest Holders gives the others a Notice of Disagreement within the Objection Period, then the Draft Net Working Capital Statement (incorporating any agreed adjustments) shall constitute the “Net Working Capital Statement” for the purposes of this Agreement and the Draft Completion Statement (incorporating any agreed adjustments) shall constitute the “Completion Statement” for the purposes of this Agreement and they shall be final and binding on the Primary Indirect Interest Holders and the Purchaser.

2.5	Where the Purchaser and the Primary Indirect Interest Holders have been unable to resolve any differences that they may have with respect to the matters specified in any Notice of Disagreements by the end of the Consultation Period, the Reporting Accountants shall be engaged by the Primary Indirect Interest Holders and the Purchaser on the terms set out in this Schedule 10 (Completion Statement) and otherwise on such terms as shall be agreed between the Primary Indirect Interest Holders, the Purchaser and the Reporting Accountants or the Purchaser and the Primary Indirect Interest Holders shall each promptly (and in any event within 10 Business Days of a relevant appointment) submit a written statement of all matters that remain in dispute with respect to all Notices of Disagreement (along with a copy of the Draft Net Working Capital Statement and Draft Completion Statement, marked to indicate those line items that are not in dispute) to the Reporting Accountants.

2.6	The Primary Indirect Interest Holders, their accountants and, if appointed, the Reporting Accountants shall be granted reasonable access, at reasonable times and on reasonable notice, to the books and records of the Group and any other information of the Group which may reasonably be required to enable them to agree and/or determine the final Completion Statement and Net Working Capital Statement. The Primary Indirect Interest Holders, their accountants and the Reporting Accountants shall have the right to take copies of any documents that they reasonably require and shall have access to the relevant personnel of the Group as they reasonably require in order to enable them to determine and/or agree the final Completion Statement and Net Working Capital Statement.

2.7	Except to the extent that the Purchaser and the Primary Indirect Interest Holders agree otherwise, the Reporting Accountants shall determine their own procedure, but shall:

(a)	make a final determination within 20 Business Days of the date on which the foregoing disputed matters are submitted to it and for this purpose shall submit a written report to the parties;

(b)	apply the accounting policies, procedures and practices adopted in the Draft Completion Statement in accordance with this Schedule 10 (Completion Statement);

(c)	give the Purchaser and each Primary Indirect Interest Holder reasonable opportunity to make written representations and require that each of them supply the other with a copy of any written representations at the same time as they are made;

(d)	permit each of the Purchaser and each Primary Indirect Interest Holder to be present while oral submissions (if any) are being made by the other;

(e)	act as experts (and not as arbitrators) in making their determination and their determination of any matter falling within their jurisdiction shall be final and binding on each Indirect Interest Holder and the Purchaser save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be resubmitted to the Reporting Accountants by either party for correction as soon as reasonably practicable);

(f)	not be entitled to determine the scope of their own jurisdiction; and

(g)	direct how their charges and expenses (including VAT) shall be borne as they shall direct at the time they make any determination pursuant to paragraph (a) above or, failing such direction, equally between the Purchaser on the one hand and the Indirect Interest Holders (other than the Managers) on the other.

2.8	Any determination of the Reporting Accountants under paragraph 2.7(a) above shall be deemed to be incorporated into the Draft Completion Statement or the Draft Net Working Capital Statement which, as adjusted by the alterations so determined by the Reporting Accountants (if any), shall become the Completion Statement and the Net Working Capital Statement and be final and binding on the each Indirect Interest Holder and the Purchaser.

2.9	Nothing in this paragraph 2 shall entitle a party or the Reporting Accountants access to any information or document which is protected by legal professional privilege, or which has been prepared by the other party or its accountants and other professional advisers with a view to assessing the merits of any claim or argument, provided that a party shall not be entitled by reason of this paragraph 2.9 to refuse to supply such part or parts of documents as contain only the facts on which the relevant claim or argument is based.

2.10	Each party shall, and shall procure that its accountants and other advisers shall, and shall instruct the Reporting Accountants to, keep all information and documents provided to them pursuant to this paragraph 2 (Draft Completion Statement) confidential (subject to customary exceptions) and shall not use them for any purpose, except for disclosure or use in connection with the preparation of the Completion Statement, the proceedings of the Reporting Accountants or any other matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

3.	FORM OF NET WORKING CAPITAL STATEMENT

3.1	The Net Working Capital Statement shall be drawn up in the form set out below:

(€)

Inventory

+	Trade Receivables (less receivables within Trade Receivables, if any, related to Accrued Company Transaction Costs Amount and Paid Company Transaction Costs Amount)

+	Other Receivables (less receivables within Other Receivables, if any, related to Accrued Company Transaction Costs Amount and Paid Company Transaction Costs Amount)

+	Accrued Company Transaction Costs Amount (to the extent included in Trade Payables or Other Payables below)

+	Accrued West-related Transaction Costs Amount (to the extent included in Trade Payables or Other Payables below)

+	Accounting Change Amount

+	in the event that Completion occurs after 8 January 2013 only, the Completion Cash Amount

+	in the event that Completion occurs after 8 January 2013 the Completion Cash Amount Shortfall

–	(Trade Payables)

–	(Other Payables)

–	(DSO Range Deduction)

–	(Inventory Range Deduction)

–	(Completion Payable Amount (to the extent actually paid))

Net Working Capital Amount

3.2	The Net Working Capital Statement shall be drawn up in accordance with:

(a)	the following specific policies, bases, methods, practise and procedures:

(i)	the Net Working Capital Statement shall be prepared on a consistent basis with the preparation of the illustrative Net Working Capital Statement in the Pro-Forma Completion Statement;

(ii)	the Net Working Capital Statement shall be expressed in euros. If any amount is expressed in a currency other than euros it shall be converted into euros at the Exchange Rate applicable as at the Calculation Date;

(iii)	the Net Working Capital Statement shall reflect the position of the Group Companies as at the Calculation Date and shall take account of information becoming available prior to agreement of the Net Working Capital Statement, the engagement of the Reporting Accountants and in accordance with Clause 3.21 with respect to Leakage, each in accordance with paragraph 2 above;

(iv)	the Net Working Capital Statement shall be prepared on the basis that the Group is a going concern;

(v)	other than in the event that Completion occurs after 8 January 2013 or with respect to Completion Payable Amount, no Cash Balances shall be accounted for when calculating the Net Working Capital Amount;

(vi)	no account shall be taken of:

(A)	any provision for the AWP Liabilities or any provisions for the Gabapentin Settlement; or

(B)	any accrued interest under the Debt Facilities or their corresponding Intra Group Debt,

when preparing the Net Working Capital Statement; and

(vii)	Inventory shall mean raw materials, work in progress and finished goods, net of provision for obsolete and expired materials, as defined in the Actavis Finance and Accounting Manual (Policies C-407a and C-407b);

(viii)	Trade Receivables shall mean claims against customers and others based on invoices issued, net of provision for bad and doubtful debts, as defined in the Actavis Finance and Accounting Manual (Policies C-409a and C-409b);

(ix)	Other Receivables shall mean any other claims, either long-term or short-term, that arise in the ordinary course of trade, including prepayments, accruals, chargebacks, Taxes receivable and other receivable related items;

(x)	Trade Payables shall mean liabilities to suppliers and others for the purchase of goods and services as defined in the Actavis Finance and Accounting Manual (Policy C-416);

(xi)

Other Payables shall mean any other liabilities, either long-term or short-term, including accruals and other liabilities, accrued bonuses, customer rebates, deferred revenue, Taxes payable, short and long-term provisions

(but excluding loans and borrowings, short-term portions of post-employment benefits, short-term portions of obligations under finance leases and accrued interest on any financial instruments entered into with DB or its Affiliates);

(xii)	for the purposes of calculating the DSO Range Deduction and the Inventory Range Deduction, Trade Receivables as at the Calculation Date and Inventory at Completion shall be expressed in euros and shall be prepared in accordance with the management accounting policies, principles and practices adopted in the preparation of the Management Accounts consistently applied by the Group during the Interim Period;

(xiii)	no account shall be taken of and no allowance shall be made for any deferred tax assets or liabilities;

(xiv)	no account shall be taken of any Liability of a Group Company to pay Transfer Taxes payable in connection with this Agreement; and

(xv)	to the extent that Completion occurs after 31 December 2012, but before 9 January 2013, no account shall be taken in the computation of inventory of the annual standard-to-standard revaluation of inventory in accordance with the Actavis Finance and Accounting Manual;

(b)	and to the extent that the treatment or characterisation of the relevant item or amount is not dealt with in sub-paragraph (a) above, the accounting policies, bases, methods, practices and procedures adopted in the Accounts, applied on a consistent basis, provided that such treatment or characterisation is not inconsistent with sub-paragraph (c) below; and

(c)	to the extent that the treatment or characterisation of the relevant item or amount is not dealt with in sub-paragraphs (a) and (b) above, the requirements of all relevant Laws and all applicable International Accounting Standards, International Financial Reporting Standards, Standing Interpretations Committee Abstracts and International Financial Reporting Interpretations Committee Abstracts not superseded as at the Calculation Date.

4.	FORM OF COMPLETION STATEMENT

4.1	The Completion Statement shall be drawn up in the form set out below for the purposes of estimating Initial Cash Consideration:

	(€)	(€)	(€)

Estimated Net Working Capital Amount Shortfall (A)	A

Estimated Completion Cash Amount Shortfall (B)	B

Revolving Debt Amount (C)	C

Estimated Total Company Transaction Costs Amount (D)	D

Insurance Premium	E

Estimated Completion Transfer Taxes Amount (F)	F

Estimated deduction from purchase price (G)		[A+B+C+E]

Initial Cash Consideration (H)			[€4,150,000 – G]

Estimated Revolving Debt Amount (I)	I

Amount payable on Completion			[H + I]

4.2	The Completion Statement shall be drawn up in the form set out below for the purposes of determining Final Cash Consideration:

	(€)	(€)	(€)	(€)

Total Company Transaction Costs Amount (A)	A

Estimated Total Company Transaction Costs Amount (B)	B

Difference (C)		B – A

Completion Cash Amount Shortfall (D)	D

Estimated Completion Cash Amount Shortfall (E)	E

Difference (F)		E – D

Net Working Capital Amount Shortfall (G)	G

Estimated Net Working Capital Amount Shortfall (H)	H

Difference (I)		H – G

Completion Transfer Taxes Amount (J)	J

Estimated Transfer Taxes Amount (K)	K

Difference (L)		K – J

Balancing Payment (M)			(C+F+I+L)

Initial Cash Consideration (N)	N

Final Cash Consideration (O)				(N -/+ M)

4.3	The Completion Statement shall be drawn up in accordance with the following specific policies:

(a)	the Completion Statement shall reflect the position of the Group Companies as at the close of business on the Calculation Date;

(b)	the Net Working Capital Amount shall be the amount set forth on the Net Working Capital Statement; and

(c)	no account shall be taken of any Liability of a Group Company to pay Transfer Taxes payable in connection with this Agreement when determining the Completion Cash Amount.

5.	PRO FORMA COMPLETION STATEMENT

For illustrative purposes only (and not so as to affect the provisions of paragraph 3 above), the parties agree that, had Completion occurred on 31 December 2011, the Net Working Capital Statement and Completion Statement would have been as set out in the Pro Forma Completion Statement.

SCHEDULE 11

PROPERTIES

Description	Owner	Registered / Unregistered	Occupier	Current Use

3, Samokovsko shose, 2602 Dupnitsa, Bulgaria	Balkanpharma Dupnitsa AD	Registered	Closed Joint Stock Company – Balkampharma-Dupnitsa AD	Production of oral solid dosage pharmaceuticals

1, Krayrechna shose, 5600 Troyan, Bulgaria	Balkanpharma Troyan AD	Registered	Balkanpharma Troyan AD	Production of semi solid and liquid pharmaceuticals

10 Qinggong Road, Chancheng District, Foshan, Guangdong, 528000, People’s Republic of China	Actavis (Foshan) Pharmaceutical Co. Ltd.	Registered	Actavis (FOSHAN) Pharmaceuticals Ltd.	Production of Beta lactam and non Beta lactam pharmaceuticals

Reykjavikurvegur 76, Hafnarfjordur, Iceland 220, Iceland	Actavis hf.	Registered	Actavis hf	Production of oral solid dosage pharmaceuticals

Reykjavkurvegi 78, 220 Hafnarfiri, Iceland	Actavis hf.	Registered	Actavis hf	Production of oral solid dosage pharmaceuticals

Reykjavikurvegur 80, Hafnarfjordur, Iceland 220, Iceland	Actavis hf	Registered	Actavis hf	Research and Development

101, 102, 107 & 108, Sidco Pharmaceutical Complex, Alathur, Kanchipuram, Tamilnadu, District 603110, India	Actavis Pharma Manufacturing Pvt. Ltd.	Registered	Actavis Pharma Mfg PVT Ltd.	Production of oral solid dosage pharmaceuticals

16, 17, 31 & 32, Sidco Pharmaceutical Complex, Alathur, Kanchipuram, Tamilnadu, District 603110, India	Actavis Pharma Manufacturing Pvt. Ltd.	Registered	Actavis Pharma Manufacturing Pvt Ltd	Manufacturing Facility of API

Description	Owner	Registered / Unregistered	Occupier	Current Use

28 Jl. Raya Bogor Km, 13710 Jakarta Timur, Indonesia	PT Actavis Indonesia	Registered	PT Actavis Indonesia	Production of Beta lactam and non Beta lactam pharmaceuticals

10 Via Luigi Pasteur, 20014 Nerviano, Italy	Actavis Italy Spa a Socio Unico	Registered	ACTAVIS ITALY Spa a Socio Unico	Production of sterile pharmaceuticals

11 Bdul. Ion Mihalache, Sector 1, 011171 Bucharest, Romania	Actavis Romania SRL	Registered	SC Sindan Pharma SRL	Production of sterile and oral solid dosage pharmaceuticals

179-185 Sos. Odaii, Sector 1, 013604 Bucharest, Romania	Actavis Romania SRL	Registered	SC ACTAVIS SRL	Warehouse and offices

199 Vlajkova, 16000 Leskovac,Serbia	Zdravlje a.d. Leskovac	Registered	FHI “ZDRAVLJE” AD	Production of oral solid dosage pharmaceuticals

Whiddon Valley Industrial Estate, Whiddon Valley, Barnstaple,EX32 8NS, United Kingdom	Actavis UK Ltd.	Registered.	Actavis UK Ltd	Manufacturing, warehousing and offices

200 Elmora Ave, Elizabeth, NJ 07207, USA	Actavis Elizabeth LLC	Unregistered	Actavis Elizabeth LLC	Production of oral solid dosage pharmaceuticals

1877 Kawai Rd, Lincolnton, NC 28092, USA	Actavis Mid Atlantic LLC	Unregistered	Actavis Mid Atlantic LLC	Semi-solid and liquid pharmaceutical manufacture

2 Zheleznodorozhnaya Str., 142103 Podolsk, Russia	Closed Joint Stock Company – Zio-Zdrovie	Registered	Closed Joint Stock Company – Zio-Zdrovie	Production of oral solid dosage pharmaceuticals

SCHEDULE 12

CONTINGENT CONSIDERATION

1.	INTERPRETATION

In this Schedule 12 (Contingent Consideration), these additional defined terms shall have the following meanings:

“2011 Cash EBITDA” means €305,600,000, being the Cash EBITDA for the 2011 Financial Year, calculated as set out below;

EBITDA as defined in the Senior Facilities Agreement		401,600,000

Less	Capitalised R&D (as defined in the Accounts)	80,800,000

Cash EBITDA as defined in the Senior Facilities Agreement		320,800,000

Less	Capitalised IP Legal	15,200,000

Cash EBITDA		305,600,000

“2012 Accounts Publication Date” means the date of signing, by the Purchaser Guarantor’s directors, of the audited accounts of the Purchaser Guarantor in respect of the 2012 Financial Year;

“2012 Balance Sheet Date” means 31 December 2012;

“2012 Cash EBITDA” means the Cash EBITDA for the 2012 Financial Year;

“2012 Cash EBITDA Growth Factor” shall be calculated as follows. All numbers shall be rounded, on the basis that a figure 5 and above will be rounded up and figures 4 and below will be rounded down (“Rounded”), to two decimal places:

Where:

(a)	“A” is 2011 Cash EBITDA;

(b)	“B” is 2012 Cash EBITDA; and

(c)	“G” is the 2012 Cash EBITDA Growth Factor Rounded to two decimal places, provided that G shall not be less than 0, and provided further that if G, determined in accordance with this formula, is greater than 10, G shall be deemed to be 10 for the purposes of this Schedule 12 (Contingent Consideration);

“Adderall” means a generic version of Adderall XR;

“Adderall Expenses” means the Cost of Goods Sold with respect to Adderall Revenue in the United States in the 2012 Financial Year, calculated at the exchange rate of US Dollars for Euros assumed in the 2012 Budget;

“Adderall Gross Margin” means Adderall Revenue less Adderall Expenses;

“Adderall Launch” has the meaning given in paragraph 3.2(b);

“Adderall Revenue” means the Revenue from Adderall in the United States in the 2012 Financial Year, calculated at the exchange rate of US Dollars for Euros assumed in the 2012 Budget;

“Capitalised IP Legal Expenses” means capitalised IP legal expenses for the relevant Financial Year, calculated in accordance with the practices and policies adopted by the Group in the preparation of its Accounts, consistently applied;

“Cash EBITDA” means the Cash EBITDA as defined in the Senior Facilities Agreement, less Capitalised IP Legal Expenses but, for the avoidance of doubt:

(i)	Cash EBITDA shall exclude any provisions or any releases of any provisions by any Group Company which have been made in the Accounts or the Management Accounts in respect of any AWP Liabilities or the Gabapentin Settlement; and

(ii)	West-related Transaction Costs and Transaction Costs shall be treated as Exceptional Items and shall not impact Cash EBITDA;

“Contingent Consideration Claim” means any claim by the Purchaser under this Agreement against Nitrogen;

“Contingent Consideration Determination Date” means the latest of:

(a)	2012 Accounts Publication Date;

(b)	the date upon which a determination is made by any Reporting Accountants pursuant to paragraph 6.7(a); and

(c)	15 February 2013;

“Contingent Consideration Escrow Account” means the account to be established by the Contingent Consideration Escrow Agent, the Purchaser and the Contingent Consideration Recipient;

“Contingent Consideration Escrow Agent” means the Purchaser Guarantor;

“Contingent Consideration Escrow Agreement” means the escrow agreement to be entered into among the Purchaser, the Escrowed Contingent Consideration Recipient and the Contingent Consideration Escrow Agent on the Stock Consideration Issue Date relating to the Contingent Consideration Escrow Account in the Agreed Form, it being acknowledged and agreed that if the Vendor assigns its rights to the Contingent Consideration the parties shall cause the Contingent Consideration Escrow Agreement to be modified accordingly;

“Contingent Consideration Escrow Amount” means 90% of the number of shares of Purchaser Stock constituting the Contingent Consideration to be issued pursuant to this Schedule 12 (Contingent Consideration);

“Contingent Consideration Recipient” means the Vendor or any (direct or indirect) successor, assignor or novatee of the Vendor from time to time;

“Contingent Consideration Release Date Shares” means any Purchaser Stock standing to the credit of the Contingent Consideration Escrow Account on the Leakage Termination Date, less the amount of Purchaser Stock necessary to cover potential Due Amounts based on the Purchaser’s reasonable estimate of Pending Contingent Consideration Claims (supported by a written opinion of a QC) (such number of Purchaser Stock to be calculated by reference to the volume-weighted average price of the Purchaser Stock for the ten (10) consecutive trading days ending on the Business Day prior to the Leakage Termination Date);

“Contingent Consideration Representatives” means Nitrogen and Landsbanki;

“Cost of Goods Sold” means the costs of goods sold according to the Relevant Management Accounts, calculated in accordance with the practices and policies adopted by the Group in the preparation of its management accounts, consistently applied;

“Earnout Divestment” has the meaning given in paragraph 5.1(a)(iv);

“Earnout Period” means the period between the Completion Date and the 2012 Balance Sheet Date;

“Escrowed Contingent Consideration Recipient” means the Vendor or, following a novation of its rights and obligations with respect to the Contingent Consideration that will initially be held in the Contingent Consideration Account to Nitrogen, Nitrogen;

“Exceptional Items” has the meaning given to it in the Senior Facilities Agreement;

“Existing Divestment Product” means a Group Product with a date of commencement of commercial sale and distribution more than six months prior to the date of completion of the Earnout Divestment of such Group Product;

“Financial Year” means a period from 1 January to 31 December;

“Manager Contingent Consideration Claim” means any claim by the Purchaser under this Agreement against the relevant Manager;

“Manager Contingent Consideration Escrow Account” means the account to be established by the Contingent Consideration Escrow Agent, the Purchaser and the relevant Manager relating to the Contingent Consideration issued to such Manager in accordance with paragraph 2.2(c)(iii);

“Manager Contingent Consideration Escrow Agreement” means the escrow agreement to be entered into among the Purchaser, the relevant Manager and the Contingent Consideration Escrow Agent relating to the Management Contingent Consideration Escrow Account, it being acknowledged and agreed that the Manager Contingent Consideration Escrow Agreement shall be substantially similar to the Contingent Consideration Escrow Agreement (subject to such modifications as are reasonably required or appropriate);

“Manager Contingent Consideration Release Date Shares” means any Purchaser Stock standing to the credit of the relevant Manager Contingent Consideration Escrow Account on the Leakage Termination Date, less the amount of Purchaser Stock necessary to cover potential Due Amounts in respect of the relevant Manager based on the Purchaser’s reasonable estimate of Pending Manager Contingent Consideration Claims (supported by a written opinion of a QC) (such number of Purchaser Stock to be calculated by reference to the volume-weighted average price of the Purchaser Stock for the ten (10) consecutive trading days ending on the Business Day prior to the Leakage Termination Date);

“New Divestment Product” means a Group Product (other than a Pending Divestment Product) with a date of commencement of commercial sale and distribution less than or equal to six months prior to the date of completion of the Earnout Divestment of such Group Product;

“Pending Contingent Consideration Claims” means Contingent Consideration Claims that have been made by the Purchaser prior to the Leakage Termination Date but have not been settled by such date;

“Pending Divestment Product” means a Group Product which has not received approval to be launched prior to the date of completion of the Earnout Divestment of such product;

“Pending Manager Contingent Consideration Claims” means Manager Contingent Consideration Claims that have been made by the Purchaser against the relevant Manager prior to the Leakage Termination Date which have not been settled by such date;

“R&D Shortfall” means such amount in euros (if any) by which the amount of actually incurred research and development expenditure (excluding employee related costs) in the 2012 Financial Year, determined on the same basis as set out in the 2012 Budget is less than (0.95 x €84,800,000);

“Registrable Securities” has the meaning given in paragraph 7.2;

“Registration Statement” has the meaning given in paragraph 7.3;

“Relevant Management Accounts” means the last available unaudited monthly management accounts of the Group prior to the calculation of Adderall Gross Margin and Suboxone Gross Margin in accordance with this Schedule 12 (Contingent Consideration);

“Revenue” means net revenue according to the Relevant Management Accounts, calculated in accordance with the practices and policies adopted by the Group in the preparation of its management accounts, consistently applied;

“Stock Consideration Expected Issue Date” means the later of:

(a)	2012 Accounts Publication Date; and

(b)	15 February 2013;

“Stock Consideration Issue Date” has the meaning given in paragraph 2.1(b);

“Suboxone” means a generic version of suboxone;

“Suboxone Expenses” means the Cost of Goods Sold with respect to Suboxone Revenue in the United States in the 2012 Financial Year, calculated at the exchange rate of US Dollars for Euros assumed in the 2012 Budget;

“Suboxone Gross Margin” means Suboxone Revenue less Suboxone Expenses;

“Suboxone Launch” has the meaning given in paragraph 3.2(a);

“Suboxone Revenue” means the Revenue from Suboxone in the United States in the 2012 Financial Year, calculated at the exchange rate of US Dollars for Euros assumed in the 2012 Budget;

“Transfer” has the meaning given in paragraph 7.1; and

“Transfer Restriction Legend” has the meaning given in paragraph 7.9.

2.	CONTINGENT CONSIDERATION

2.1	The amount of Contingent Consideration (if any) shall be calculated and shall become payable on the following terms and subject to the following conditions:

(a)	unless the Purchaser exercises its rights under Clause 4.7 following a Purchaser Material Adverse Effect, the Contingent Consideration shall be satisfied by the issuance of Stock Consideration in accordance with paragraph (b) below. If the Purchaser has exercised its rights under Clause 4.7 to pay the Contingent Consideration in cash following a Purchaser Material Adverse Effect, the Contingent Consideration shall be satisfied by the payment by the Purchaser of the Contingent Consideration in accordance with Clause 4.7;

(b)	subject to paragraph 2.2(c), the payment of the Stock Consideration shall be satisfied by the issue within ten (10) Business Days of the Contingent Consideration Determination Date (the “Stock Consideration Issue Date”), of the Stock Consideration in the name of the Contingent Consideration Recipient. The Contingent Consideration shall be calculated as follows. All numbers shall be Rounded to two (2) decimal places:

Where:

(i)	“C” is the Contingent Consideration expressed in Purchase Stock;

(ii)	“G” is the 2012 Cash EBITDA Growth Factor;

(iii)	there has been a stock split or other change in the nominal value of the Purchaser Stock, the number of shares of Purchaser Stock to be issued shall be modified accordingly as will the number of shares of Purchaser Stock specified in paragraphs 2.2(c), 3.2 and 3.3 below; and

(iv)	If “C” contains a fraction of a share such number of shares shall be Rounded down.

The Contingent Consideration, if payable in euros in accordance with Section 4.7, shall be calculated as follows. All numbers shall be Rounded to two (2) decimal places:

2.2	(a)	The issuance of the Stock Consideration equal to the Contingent Consideration Escrow Amount less 147,631 shares of Purchaser Stock in the name of the Contingent Consideration Recipient shall be made directly to the Contingent Consideration Escrow Account by the Purchaser Guarantor. The Stock Consideration held in the Contingent Consideration Escrow Account shall be subject to the terms and restrictions of the Contingent Consideration Escrow Agreement, including the voting provisions thereof, and the stock certificates representing such Stock Consideration shall bear an appropriate legend relating to the Contingent Consideration Escrow Account.

(b)	An amount of the Stock Consideration less: (i) the Contingent Consideration Escrow Amount and (ii) 17,369 shares of Purchaser Stock, shall be issued in the name of the Contingent Consideration Recipient (or, to the extent the Contingent Consideration Recipient assigns (directly or indirectly) its rights to such portion of the Stock Consideration) in accordance with paragraph 7.1, to such assignee(s) by the Purchaser Guarantor.

(c)	The amount of 165,000 shares of Purchaser Stock (the “Remaining Stock”) shall not be issued upon the Stock Consideration Date but shall be issued by the Purchaser Guarantor solely upon receipt of written notice from the Contingent Consideration Representatives provided always that the economic benefits of the Remaining Stock from the Stock Consideration Issue Date (including any dividends paid from the Stock Consideration Issue Date) shall be passed onto the Contingent Consideration Recipient at the same time as the issue of the Remaining Stock. The Remaining Stock shall be issued in the name of the Contingent Consideration Recipient (or, to the extent the Contingent Consideration Recipient has assigned (directly or indirectly) its rights to such shares of Purchaser Stock, in the name of such assignee(s)), then:

(i)	if the assignees include Nitrogen, Nitrogen’s entitlement to the Remaining Stock shall be issued directly to the Contingent Consideration Account;

(ii)	if the assignees include Landsbanki and ALMC, their entitlement to the Remaining Stock shall be issued directly to them;

(iii)	if the assignees include a Manager and:

(A)	such notification by the Contingent Consideration Representatives is made after the Leakage Termination Date, such Manager (other than a Manager subject to a Leakage claim made prior to the Leakage Termination Date which has not been settled), shall have his entitlement to the Remaining Stock be issued directly to him; or

(B)	such notification by the Contingent Consideration Representatives is made prior to the Leakage Termination Date or after the Leakage Termination Date to the extent only that a Leakage claim against such Manager has been made prior to the Leakage Termination Date but not yet settled or determined, such Manager shall have his entitlement to the Remaining Stock be held in escrow by the Purchaser on substantially the same terms as the Contingent Consideration Escrow Agreement (subject to such modifications as are reasonably required or appropriate) until the later of (x) the Leakage Termination Date and (y) the settlement of any Leakage claims made prior to the Leakage Termination Date).

2.3	As soon as practicable following the settlement of any Contingent Consideration Claim in respect of which there is a Due Amount, the Contingent Consideration Recipient and the Purchaser shall jointly instruct the Contingent Consideration Escrow Agent in writing to transfer to the Purchaser Guarantor out of the Contingent Consideration Escrow Account the number of shares of Purchaser Stock as most nearly equals the Due Amount or, if less, the amount of Purchaser Stock standing to the credit of the Contingent Consideration Escrow Account. For the purposes of calculating the number of shares of Purchaser Stock that most nearly equals a Due Amount, the Purchaser Stock shall be valued at the volume-weighted average price of the Purchaser Stock for the ten (10) consecutive trading days ending on the Business Day prior to the date of settlement of the applicable Contingent Consideration Claim, as converted from dollars into Euros based upon the Exchange Rate as of the Business Day prior to the date of settlement of the applicable Contingent Consideration Claim.

2.4	The Escrowed Contingent Consideration Recipient and the Purchaser shall, as soon as reasonably practicable, jointly instruct the Contingent Consideration Escrow Agent in writing:

(a)	on the Business Day following the Leakage Termination Date, to transfer the Contingent Consideration Release Date Shares to the Escrowed Contingent Consideration Recipient; and

(b)	following settlement of each Pending Contingent Consideration Claim, to transfer to the Escrowed Contingent Consideration Recipient any amount of Purchaser Stock held in the Contingent Consideration Escrow Account in support of such Pending Contingent Consideration Claim that is not exhausted in connection with such settlement.

2.5	For the purposes of this paragraph 2, a Contingent Consideration Claim shall be settled if:

(a)	the Purchaser and the Escrowed Contingent Consideration Escrow Recipient so agree in writing;

(b)	such Contingent Consideration Claim has been withdrawn; or

(c)	such Contingent Consideration Claim has been determined by a court of competent jurisdiction from which there is no right of appeal or from whose judgment the Escrowed Contingent Consideration Recipient or the Purchaser are debarred by passage of time or otherwise from making an appeal.

2.6	Neither the Escrowed Contingent Consideration Recipient nor the Purchaser shall seek in any way to delay or impede the transfer of any Purchaser Stock from the Contingent Consideration Escrow Account in accordance with the terms of this Agreement.

2.7	Notwithstanding that the Contingent Consideration Escrow Amount is deposited in the joint names of the Purchaser and Escrowed Contingent Consideration Recipient, the whole amount thereof shall remain the property of the Escrowed Contingent Consideration Recipient as adjusted to reflect the payment of any Due Amounts from the Contingent Consideration Escrow Account pursuant to paragraph 2.3 from time to time. The Escrowed Contingent Consideration Recipient shall be entitled to the entire legal and beneficial interests of the Contingent Consideration Escrow Account, save that the Purchaser Guarantor shall acquire property in the Purchaser Stock comprised therein at the same time as, and to the extent only that, such Purchaser Stock is released to the Purchaser Guarantor in accordance with this paragraph 2.

2.8	The liability to Taxation on any dividends paid in respect of the Purchaser Stock in the Contingent Consideration Escrow Account shall be borne by the Escrowed Contingent Consideration Recipient.

2.9	In the event that the Purchaser has exercised its rights under Clause 4.7 to replace any obligation to pay any Stock Consideration with an obligation to pay an amount in euros equal to any Contingent Consideration, paragraphs 2.3 to 2.8 and the definitions used therein shall be deemed modified, and the Escrowed Contingent Consideration Recipient and the Purchaser shall cause the Contingent Consideration Escrow Agreement to be modified, to provide for the cash amount payable as Contingent Consideration to be held and released from the Contingent Consideration Escrow Account in substantially the same manner as the Stock Consideration. The Purchaser shall not be obliged to pay such Contingent Consideration until the Contingent Consideration Escrow Agreement is so modified, executed and delivered by the Escrowed Contingent Consideration Recipient.

2.10	None of the Contingent Consideration Recipient, the Purchaser and the Escrowed Contingent Consideration Recipient shall instruct the Contingent Consideration Escrow Agent to release any amount from the Contingent Consideration Escrow Account otherwise than in accordance with this paragraph 2.

2.11	As soon as practicable following the settlement of any Manager Contingent Consideration Claim in respect of which there is a Due Amount, the relevant Manager and the Purchaser shall jointly instruct the Contingent Consideration Escrow Agent in writing to transfer to the Purchaser Guarantor out of the relevant Manager Contingent Consideration Escrow Account the number of shares of Purchaser Stock as most nearly equals the Due Amount or, if less, the amount of Purchaser Stock standing to the credit of the relevant Manager Contingent Consideration Escrow Account. For the purposes of calculating the number of shares of Purchaser Stock that most nearly equals a Due Amount, the Purchaser Stock shall be valued at the volume-weighted average price of the Purchaser Stock for the ten (10) consecutive trading days ending on the Business Day prior to the date of settlement of the applicable Manager Contingent Consideration Claim, as converted from dollars into Euros based upon the Exchange Rate as of the Business Day prior to the date of settlement of the applicable Manager Contingent Consideration Claim.

2.12	The relevant Manager and the Purchaser shall, as soon as reasonably practicable, jointly instruct the Contingent Consideration Escrow Agent in writing:

(a)	on the Business Day following the Leakage Termination Date, to transfer the relevant Manager Contingent Consideration Release Date Shares to the relevant Manager:

(b)	following settlement of each Pending Manager Contingent Consideration Claim, to transfer to the relevant Manager any amount of Purchaser Stock held in the relevant Manager Contingent Consideration Escrow Account in support of such Pending Manager Contingent Consideration Claim that is not exhausted in connection with such settlement.

2.13	For the purposes of this paragraph 2.13, a Manager Contingent Consideration Claim shall be settled if:

(a)	the Purchaser and the relevant Manager so agree in writing;

(b)	such Manager Contingent Consideration Claim has been withdrawn; or

(c)	such Manager Contingent Consideration Claim has been determined by a court of competent jurisdiction from which there is no right of appeal or from whose judgment the relevant Manager or the Purchaser are debarred by passage of time or otherwise from making an appeal.

2.14	Neither any Manager nor the Purchaser shall seek in any way to delay or impede the transfer of any Purchaser Stock from a Manager Contingent Consideration Escrow Account in accordance with the terms of this Agreement.

2.15	Notwithstanding that the Manager Contingent Consideration Escrow Amount contained in the Manager Contingent Escrow Account is deposited in the joint names of the Purchaser and the relevant Manager, the whole amount thereof shall remain the property of the relevant Manager as adjusted to reflect the payment of any Due Amounts from the relevant Manager Contingent Escrow Account pursuant to paragraph 2.11 from time to time. Each Manager shall be entitled to the entire legal and beneficial interests of such Manager’s relevant Manager Contingent Consideration Escrow Account, save that the Purchaser Guarantor shall acquire property in the Purchaser Stock comprised therein at the same time as, and to the extent only that, such Purchaser Stock is released to the Purchaser Guarantor in accordance with this paragraph 2.15.

2.16	The liability to Taxation on any dividends or any due payments on the relevant Purchaser Stock paid in respect of the Purchaser Stock in the Manager Contingent Consideration Escrow Account shall be borne by the relevant Manager (it being acknowledged that under the relevant Manager Contingent Consideration Escrow Agreement such dividends shall be paid to the relevant Manager rather than retained in the relevant Manager Contingent Consideration Escrow Account).

2.17	In the event that the Purchaser has exercised its rights under Clause 4.7 to replace any obligation to pay any Stock Consideration with an obligation to pay an amount in euros equal to any Contingent Consideration, paragraphs 2.11 to 2.16 and the definitions used therein shall be deemed modified, and the relevant Manager and the Purchaser shall cause the relevant Manager Contingent Consideration Escrow Agreement to be modified, to provide for the cash amount payable as Contingent Consideration to be held and released from the Manager Contingent Consideration Escrow Account in substantially the same manner as the Stock Consideration. The Purchaser shall not be obliged to pay such Contingent Consideration until the Manager Contingent Consideration Escrow Agreement is so modified, executed and delivered by the relevant Manager.

2.18	Neither the Purchaser nor the relevant Manager shall instruct the Contingent Consideration Escrow Agent to release any amount from the Manager Contingent Consideration Escrow Account otherwise than in accordance with this paragraph 2.

3.	DELAYED PRODUCT LAUNCH CONTINGENT CONSIDERATION

3.1	The provisions of this paragraph 3 (Delayed Product Launch Contingent Consideration) shall only apply where the Contingent Consideration calculated in accordance with paragraph 2 is less than 5,500,000 shares of Purchaser Stock.

3.2	Where:

(a)	the commencement of the commercial sale and distribution of a generic version of Suboxone in the United States by the Group (“Suboxone Launch”) has been delayed beyond 31 December 2012 provided that Suboxone Launch occurs before 15 February 2013, 286,000 shares of Purchaser Stock shall be added to the amount of the Contingent Consideration calculated pursuant to paragraph 2; and/or

(b)	the commencement of the commercial sale and distribution of a generic version of Adderall in the United States by the Group (“Adderall Launch”) has been delayed beyond 31 December 2012, provided that Adderall Launch occurs before 15 February 2013, 396,000 shares of Purchaser Stock shall be added to the amount of the Contingent Consideration calculated pursuant to paragraph 2.

3.3	Where:

(a)	Suboxone Launch occurred prior to 31 December 2012, the following number of shares of Purchaser Stock shall be added to the amount of the Contingent Consideration calculated pursuant to paragraph 2:

(b)	Adderall Launch occurred prior to 31 December 2012, the following number of shares of Purchaser Stock shall be added to the amount of the Contingent Consideration calculated pursuant to paragraph 2:

3.4	If any number calculated in accordance with paragraph 3.3 is less than 0, then no addition shall be made to the amount of the Contingent Consideration calculated pursuant to paragraph 2.

3.5	If the Purchaser and the Contingent Consideration Representatives do not agree on any matters to be determined pursuant to this paragraph 3, the matter in dispute shall be determined in accordance with paragraph 6.3.

3.6	In no circumstances shall the Contingent Consideration calculated pursuant to paragraph 2 and as adjusted pursuant to this paragraph 3 exceed 5.5 million shares of Purchaser Stock.

4.	COVENANTS

4.1	The Purchaser undertakes to the Contingent Consideration Recipient during the Earnout Period to:

(a)	procure that each Group Company carries on its business only in the ordinary course;

(b)	not knowingly frustrate or impede the operation of the Group for the principal purpose of decreasing or limiting 2012 Cash EBITDA; and

(c)	use its reasonable endeavours to procure the provision of information and access rights required for the purposes of calculating 2012 Cash EBITDA.

4.2	If there occurs any breach of paragraph 4.1 which is reasonably determined by the Contingent Consideration Representatives to result in a decrease in 2012 Cash EBITDA, then 2012 Cash EBITDA shall be fairly adjusted, as determined by the Purchaser and the Contingent Consideration Representatives acting in good faith, to compensate for the adverse effect of the breach.

4.3	If the Purchaser and the Contingent Consideration Representatives do not reach agreement in relation to any matter referred to in paragraph 4.2 or the appropriate adjustment to be made by the 2012 Cash EBITDA in relation thereto, such dispute shall be determined in accordance with paragraph 6.3.

5.	CALCULATION OF 2012 CASH EBITDA

5.1	2012 Cash EBITDA shall be calculated in accordance with:

(a)	the following specific policies, bases, methods, practise and procedure:

(i)	the currency exchange rates used by the Group in the preparation of the 2011 Accounts;

(ii)	an amount equal to the Accounting Change Amount shall be added back to the 2012 Cash EBITDA;

(iii)	an amount equal to the aggregate of the Total Company Transaction Costs Amount paid, incurred or accrued in the 2012 Financial Year shall be added back to the extent that 2012 Cash EBITDA is otherwise reduced by such Total Company Transaction Costs Amount;

(iv)	where the Group makes any divestiture of a Group Product or takes any other actions required by any Authority as a condition of obtaining merger control clearances or other approvals which are required to enable the transaction to be completed (including any actions taken by the Vendor in accordance with Clause 4.17), prior to the 2012 Balance Sheet Date (an “Earnout Divestment”), the 2012 Cash EBITDA shall be adjusted such that:

(A)	for any Earnout Divestment, the subject of which is a New Divestment Product, the contribution of such New Divestment Product to the 2012 Cash EBITDA for the period between the date of divestment of such new Divestment Product and the end of the Earnout Period shall be deemed to be the gross margin of such New Divestment Product in the 2012 Budget for such period;

(B)	for any Earnout Divestment, the subject of which is an Existing Divestment Product, the contribution of such Existing Divestment Product to the 2012 Cash EBITDA shall be deemed to be (i) gross margin of such Existing Divestment Product for the previous six months, divided by (ii) the number of days in such six-month period, multiplied by (iii) the number of days from the date of the divestment of such Existing Divestment Product to the end of the Earnout Period; and

(C)	for any Earnout Divestment, the subject of which is a Pending Divestment Product, the contribution of such Pending Divestment Product to the 2012 Cash EBITDA shall be deemed to be the gross margin of such Pending Divestment Product from the date it is approved for, and otherwise capable of commercial launch by the purchaser of such Pending Divestment Product to the end of the Earnout Period; and

(D)	For the avoidance of doubt, Paid Permitted Bonuses and Unpaid Permitted Bonuses shall be treated as Exceptional Items.

(b)	to the extent not inconsistent with paragraph (a) above, the account policies, bases, methods and practices and procedures adopted in the Accounts, applied on a consistent basis; and

(c)	to the extent not inconsistent with paragraphs (a) and (b) above, the requirements of all relevant Laws and all applicable International Accounting Standards, International Financial Reporting Standards, Standing Interpretations Committee Abstracts and International Financial Reporting Interpretations Committee Abstracts not superseded as at the Completion Date, under the historic cost convention.

6.	CALCULATION OF THE CONTINGENT CONSIDERATION AND RESOLUTION OF DISPUTES

6.1	Within 20 Business Days of the 2012 Accounts Publication Date, the Purchaser shall notify the Contingent Consideration Representatives of its determination of 2012 Cash EBITDA and the 2012 Cash EBITDA Growth Factor.

6.2	The Contingent Consideration Representatives shall notify the Purchaser whether or not they accept the determination of 2012 Cash EBITDA and the 2012 Cash EBITDA Growth Factor within 10 Business Days of receiving it (the “CC Objection Period”) and, if they do not accept it, they shall notify the Purchaser within the CC Objection Period (a “CC Notice of Disagreement”).

6.3	Where any of the Contingent Consideration Representatives gives a CC Notice of Disagreement to the Purchaser, the Purchaser and each Contingent Consideration Representative shall attempt in good faith, to reach agreement in respect of the 2012 Cash EBITDA and the 2012 Cash EBITDA Growth Factor and, if they are unable to do so within 10 Business Days following receipt of the last CC Notice of Disagreement to be notified by the Primary Indirect Interest Holders (the “CC Consultation Period”), the dispute shall be referred to the Reporting Accountants.

6.4	Where the Purchaser and the Contingent Consideration Representatives are satisfied with the determination of 2012 Cash EBITDA and the 2012 Cash EBITDA Growth Factor (either as originally submitted by the Purchaser or after adjustments agreed between the Purchaser and the Contingent Consideration Representatives) or where none of the Purchaser and the Contingent Consideration Representatives gives the others a CC Notice of Disagreement within the Objection Period, then the 2012 Cash EBITDA and the 2012 Cash EBITDA Growth Factor Draft provided pursuant to paragraph 6.1 of this Schedule 12 (Contingent Consideration) (incorporating any agreed adjustments) shall constitute the 2012 Cash EBITDA and the 2012 Cash EBITDA Growth Factor for the purposes of this Schedule 12 (Contingent Consideration) and they shall be final and binding on the Contingent Consideration Representative and the Purchaser.

6.5	Where the Purchaser and the Contingent Consideration Representatives have been unable to resolve any differences that they may have with respect to the matters specified in any CC Notice of Disagreements by the end of the CC Consultation Period, the Reporting Accountants shall be engaged by the Contingent Consideration Representatives and the Purchaser on the terms set out in this Schedule 12 (Contingent Consideration) and otherwise on such terms as shall be agreed between the Contingent Consideration Representatives, the Purchaser and the Reporting Accountants, or the Purchaser and the Contingent Consideration Representatives shall each promptly (and in any event within 10 Business Days of a relevant appointment) submit a written statement of all matters that remain in dispute with respect to all CC Notices of Disagreement to the Reporting Accountants.

6.6	The Contingent Consideration Representatives, their accountants and other professional advisers and, if appointed, the Reporting Accountants shall be granted reasonable access, at reasonable times and on reasonable notice, to the books and records of the Group and any other information of the Group which may reasonably be required to enable them to agree and/or determine the 2012 Cash EBITDA and the 2012 Cash EBITDA Growth Factor. The Contingent Consideration Representative, their accountants and other professional advisers, and, if appointed, the Reporting Accountants, shall have the right to take copies of any documents that they reasonably require in order for them to determine and/or agree the 2012 Cash EBITDA and the 2012 Cash EBITDA Growth Factor.

6.7	Except to the extent that the Purchaser and the Contingent Consideration Representatives agree otherwise, the Reporting Accountants shall determine their own procedure, but shall:

(a)	make a final determination within 20 Business Days of the date on which the foregoing disputed matters are submitted to it and for this purpose shall submit a written report to the parties;

(b)	apply the accounting policies, procedures and practices adopted in accordance with this Schedule 12 (Contingent Consideration);

(c)	give the Purchaser and each Contingent Consideration Representatives reasonable opportunity to make written representations and require that each of them supply the other with a copy of any written representations at the same time as they are made;

(d)	permit each of the Purchaser and each Contingent Consideration Representative to be present while oral submissions (if any) are being made by the other;

(e)	act as experts (and not as arbitrators) in making their determination and their determination of any matter falling within their jurisdiction shall be final and binding on each Contingent Consideration Recipient and the Purchaser save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be resubmitted to the Reporting Accountants by either party for correction as soon as reasonably practicable);

(f)	not be entitled to determine the scope of their own jurisdiction; and

(g)	direct how their charges and expenses (including VAT) shall be borne as they shall direct at the time they make any determination pursuant to paragraph (a) or, failing such direction, equally between the Purchaser on the one hand and the Indirect Interest Holders (other than the Managers) on the other.

6.8	Any determination of the Reporting Accountants under paragraph 6.7(a) above constitute the 2012 Cash EBITDA and the 2012 Cash EBITDA Growth Factor for the purposes of this Schedule 12 (Contingent Consideration) and they shall be final and binding on the Contingent Consideration Recipient and the Purchaser.

6.9	Nothing in this paragraph 6 shall entitle a party or the Reporting Accountants access to any information or document which is protected by legal professional privilege, or which has been prepared by the other party or its accountants and other professional advisers with a view to assessing the merits of any claim or argument, provided that a party shall not be entitled by reason of this paragraph 6.9 to refuse to supply such part or parts of documents as contain only the facts on which the relevant claim or argument is based.

6.10	Each party shall, and shall procure that its accountants and other advisers shall, and shall instruct the Reporting Accountants to, keep all information and documents provided to them pursuant to this paragraph 6 confidential (subject to customary exceptions) and shall not use them for any purpose, except for disclosure or use in connection with the preparation of the 2012 Cash EBITDA and the 2012 Cash EBITDA Growth Factor, the proceedings of the Reporting Accountants or any other matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

7.	STOCK RESTRICTIONS

7.1	Except as otherwise permitted in this paragraph 7, with respect to the Stock Consideration acquired by the Contingent Consideration Recipient on the Stock Consideration Issue Date, for a period of two (2) years from the Stock Consideration Issue Date, the Contingent Consideration Recipient shall not transfer, sell, assign or otherwise dispose of (“Transfer”) any of such Stock Consideration other than to parties to this Agreement, provided that the Contingent Consideration Recipient shall have the right to participate in any buy-back, self-tender offer or exchange offer by the Purchaser Guarantor for shares of Purchaser Stock, in any tender offer or exchange offer by any third-party for shares of Purchaser Stock or in any other extraordinary corporate transaction approved by the shareholders of the Purchaser Guarantor.

7.2	The Contingent Consideration Representatives may, on behalf of the Contingent Consideration Recipient, (or, to the extent the Contingent Consideration Recipient assigns (directly or indirectly) its rights to the Contingent Consideration Amount, to the assignee(s)), designate a portion of the Stock Consideration received by the Contingent Consideration Recipient or its successors or assigns, which portion may not exceed ten per cent. (10%) of the aggregate Stock Consideration received by the Contingent Consideration Recipient and, to the extent the Contingent Consideration Recipient has assigned (directly or indirectly) its rights to the Contingent Consideration Amount to any of Nitrogen or a Manager, which portion may not include Nitrogen or a Manager, to be registered for resale with the SEC promptly following the Stock Consideration Issue Date (such designated portion, the “Registrable Securities”). Such designation shall be made by notice in writing to the Purchaser signed by all Contingent Consideration Representatives and shall be made once only.

7.3

Subject to the terms and conditions of this paragraph 7, the Purchaser Guarantor agrees to use its reasonable endeavours to register the Registrable Securities with the SEC on a registration statement on Form S-3 (or any successor short form registration involving a similar amount of disclosure; or if then ineligible to use any such form, then any other available form of registration statement) (a “Registration Statement”) as soon as reasonably practicable but no later than the 70 days after the Stock Consideration Issue Date and to use its reasonable endeavours to cause such Registration Statement to be declared effective by the SEC as promptly as practicable thereafter. The Purchaser Guarantor shall cause each Registration Statement to comply as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the rules and regulations of the New York Stock Exchange. Upon the written request of the Contingent Consideration Recipient, the Purchaser Guarantor shall register or qualify the Registrable Securities under applicable state securities Laws (if any). After such Registration Statement is declared effective by the SEC, the Purchaser Guarantor shall use its reasonable endeavours to keep such Registration Statement and any such registration or qualification under applicable State securities Laws effective, current and available until the earliest of (i) such time as all Registrable Securities covered thereby have been sold or can be sold under Rule 144 of the Securities Act without any limitation, or (ii) no such Registrable Securities that were registered on such Registration Statement are beneficially owned by the Contingent Consideration Recipient. The Purchaser Guarantor shall furnish to the Contingent Consideration Recipient an electronic version of a conformed copy of the Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), an electronic version of a copy of the prospectus contained in such registration statement and any supplements thereto and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, including documents incorporated by reference, as the Contingent Consideration Recipient may reasonably request. The Purchaser Guarantor shall pay all reasonable expenses of registration of the Registrable Securities including filing fees, fees of its counsel and accountants and all of its other expenses and such registration or qualification under applicable state securities Laws (if any), (for the avoidance of doubt the Purchaser Guarantor shall not pay brokerage commissions (or other financial advisory or similar fees), legal expenses of attorneys representing the Contingent Consideration Recipient, underwriting discounts and expenses as may be required by law to be paid by the Contingent Consideration Recipient, which commissions and expenses shall be paid by the party by which such expenses are incurred). The Purchaser Guarantor shall use its reasonable endeavours to cause all shares of Stock Consideration to be listed or included on the principal securities exchange or quotation system on which the Purchaser Guarantor’s common stock is otherwise listed or included from time to time.

7.4	The Purchaser Guarantor will promptly notify the Vendor, Landsbanki and ALMC upon the occurrence of any of the following events in respect of a Registration Statement or related prospectus: (i) receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of effectiveness of a Registration Statement or amendments or supplements to a Registration Statement or any related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in a Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in a Registration Statement, related prospectus or documents so that (or the Purchaser Guarantor otherwise becomes aware of any statement included in a Registration Statement, related prospectus or document that is untrue in any material respect or that requires the making of any changes in such Registration Statement, related prospectus or document so that), in the case of a Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Purchaser Guarantor’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate (in which event the Purchaser Guarantor will promptly make available to the Vendor, Landsbanki and ALMC any such supplement or amendment to a Registration Statement and, as applicable, the related prospectus).

7.5

The Purchaser Guarantor shall indemnify and hold harmless each Contingent Consideration Recipient that has had its Registerable Securities registered pursuant to paragraph 7.3 and its respective officers, directors, employees, Affiliates and agents from and against any losses, claims, damages, liabilities or related expenses in connection with or arising out of any untrue statement or alleged untrue statement of a material fact required to be stated or necessary to make the statements not misleading in the Registration Statement (including any document incorporated by reference therein), except to the extent that such loss is caused by any such untrue statement or alleged untrue statement based upon information relating to such Contingent Consideration Recipient that is supplied by or on behalf of such Contingent Consideration Recipient for inclusion in such Registration Statement (including any prospectus related thereto).

7.6	Each Contingent Consideration Recipient that has had its Registerable Securities registered pursuant to paragraph 7.3 shall indemnify and hold harmless the Purchaser Guarantor and its respective officers, directors, employees, Affiliates and agents from and against any losses, claims, damages, liabilities or related expenses in connection with or arising out of any untrue statement or alleged untrue statement of a material fact required to be stated or necessary to make the statements not misleading in any such Registration Statement (including any document incorporated by reference therein), to the extent, but only to the extent, that such loss is caused by any such untrue statement or alleged untrue statement based upon information relating to such Contingent Consideration Recipient that is supplied by or on behalf of such Contingent Consideration Recipient for inclusion in the Registration Statement (including any prospectus related thereto).

7.7	Upon written notice to the Contingent Consideration Representatives, the Purchaser Guarantor may, not more often than four times during any fiscal year of the Purchaser Guarantor, suspend use of a Registration Statement for a period of up to 30 days. Any sales of Registrable Securities pursuant to a Registration Statement shall be subject to the Purchaser Guarantor’s insider trading policy and procedures which have been furnished to Vendor on or prior to the date hereof and which will be promptly furnished to Vendor if amended after the date hereof, provided such insider trading policy shall not be modified for the sole purpose of causing a detriment to the Contingent Consideration Recipient.

7.8	The information supplied or to be supplied by the Contingent Consideration Recipient specifically for inclusion or incorporation in the Registration Statement shall not, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

7.9	Each certificate representing Purchaser Stock (other than certificates for Registrable Securities) shall be stamped or otherwise imprinted with a legend substantially in the following form (the “Transfer Restriction Legend”):

“THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS SET FORTH IN THAT CERTAIN SALE AND PURCHASE AGREEMENT, DATED AS OF 25 APRIL 2012, AND THAT CERTAIN CONTINGENT CONSIDERATION ESCROW AGREEMENT DATED AS OF [—], COPIES OF WHICH ARE AVAILABLE FROM WATSON PHARMACEUTICALS, INC. UPON REQUEST.”

7.10	Each certificate representing Purchaser Stock (other than certificates for Registrable Securities, which shall have such a legend removed upon the effectiveness of the applicable Registration Statement) shall be stamped or otherwise imprinted with a legend substantially in the following form (the “Securities Act Legend”):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO WATSON PHARMACEUTICALS, INC. THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT (OR ANY SUCCESSOR RULE).”

7.11	The Purchaser Guarantor agrees that the Securities Act Legend shall promptly be removed by delivery of substitute certificates without such legend, if:

(a)	the transfer restrictions imposed by paragraph 7.1 do not apply and the provisions of Rule 144 under the Securities Act (or any successor rule) are then available to such Contingent Consideration Recipient to sell the applicable securities without any transfer restrictions or such shares are sold pursuant to a registration statement; or

(b)	the Purchaser Guarantor shall have received evidence or representations reasonably satisfactory to the Purchaser Guarantor that:

(i)	the proposed Transfer of the Purchaser Stock represented by such certificates has been registered under the Securities Act; or

(ii)	the shares of Purchaser Stock represented by such certificates are being or have been sold, transferred or disposed in a transaction made in conformity with the provisions of Rule 144 under the Securities Act (or any successor rule).

(c)	Upon the effectiveness of the Registration Statement referred to in paragraph 7.3, the Purchaser Guarantor shall promptly notify the transfer agent for the Purchaser Stock that the Securities Act Legend shall be removed from the Registrable Securities registered on such Registration Statement.

7.12	The Purchaser Guarantor further agrees that the Transfer Restriction Legend shall promptly be removed by delivery of substitute certificates without such legend, at such time as the Transfer Restriction Legend is no longer required pursuant to the terms of this Agreement or the Contingent Consideration Escrow Agreement.

7.13	The Purchaser Guarantor shall prepare and file in a timely manner, information, documents and reports in compliance with the Exchange Act so as to comply with the requirements of the Exchange Act. If at any time prior to the date that is three (3) years from the Stock Consideration Issue Date the Purchaser Guarantor is not required to file reports in compliance with either Section 13 or Section 15(d) of the Exchange Act, the Purchaser Guarantor shall reasonably promptly and at its expense, upon the written request of Contingent Consideration Recipient, make available adequate current public information with respect to the Purchaser Guarantor within the meaning of Rule 144(c)(2) under the Securities Act.

SCHEDULE 13

PURCHASER GUARANTOR WARRANTIES

1.	CAPACITY AND AUTHORITY

1.1	The Purchaser Guarantor is validly incorporated, in existence and duly registered under the laws of its country of incorporation.

1.2	The Purchaser Guarantor has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents in accordance with their terms and no additional approval of the shareholders of the Purchaser Guarantor is required to grant such power and authority.

1.3	This Agreement and the other Transaction Documents (to which the Purchaser Guarantor is a party) constitute (or shall constitute when executed) valid, legal and binding obligations of the Purchaser Guarantor in accordance with their terms.

1.4	The execution and delivery of this Agreement and the other Transaction Documents by the Purchaser Guarantor and the performance of and compliance with its terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of the Purchaser Guarantor or any Law, order or judgment that applies to or binds the Purchaser Guarantor or any of its properties.

1.5	No consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained, or made, by the Purchaser Guarantor to authorise the execution or performance of this Agreement by the Purchaser Guarantor.

2.	COMPLIANCE, LITIGATION AND INSOLVENCY

2.1	The Purchaser Guarantor is not in material violation of any of the provisions of its articles of association, bylaws or other constitutional and corporate documents.

2.2	Except as would not have a Purchaser Material Adverse Effect, the Purchaser Guarantor has at all times conducted its businesses in all material respects in accordance with all applicable Laws.

2.3	No process has been initiated which could lead to the Purchaser Guarantor being dissolved and its assets being distributed among the relevant company’s creditors, shareholders or other contributors.

2.4	As of the date of this Agreement, the Purchaser Guarantor is not aware of any pending or threatened injunctions, restraining orders or other orders or other legal or regulatory restraints, or prohibitions from a court of competent jurisdiction or any Authority which is likely to prevent or materially delay the Completion of the Transaction.

3.	SEC REPORTS; FINANCIAL STATEMENTS

3.1	The Purchaser Guarantor has filed all required forms, reports, registration statements, proxy statements, other statements, and documents (including exhibits and all other information incorporated by reference therein) with the SEC since 1 January 2012 (collectively, together with all such documents to be filed with the SEC on or after the date hereof, the “SEC Reports”), each of which, as amended, has complied or will comply in all material respects with all applicable requirements under the Securities Act and the Exchange Act, each as in effect on the dates so filed.

3.2	None of the SEC Reports contained when filed any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.3	The financial statements of the Purchaser Guarantor included in or incorporated by reference into the SEC Reports (including the related notes and schedules) comply in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with US generally accepted accounting principles (“GAAP”) (subject, in the case of unaudited statements, to normal year-end audit adjustments and other adjustments described therein) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Purchaser Guarantor and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and other adjustments described therein, including in the notes thereto).

3.4	Each of the principal executive officer and the principal financial officer of the Purchaser Guarantor (or each former principal executive officer and former principal financial officer of the Purchaser Guarantor, as applicable) has made and will make all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to the SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings ascribed to such terms in the Sarbanes-Oxley Act.

3.5	To the Purchaser Guarantor’s knowledge, there are no material outstanding or unresolved comments in comment letters received from the SEC with respect to any SEC Reports and none of the SEC Reports is the subject of ongoing SEC review.

4.	CHANGES SINCE THE PURCHASER GUARANTOR BALANCE SHEET DATE

4.1	Except as Disclosed or set forth in the SEC Reports, since the Purchaser Guarantor Balance Sheet Date:

(a)	the business of the Purchaser Group has been conducted in the ordinary course consistent with past practice (except as otherwise contemplated by this Agreement); and

(b)	no events have occurred which, in the reasonable opinion of the Purchaser Guarantor, are likely, individually or in the aggregate, to have a Purchaser Material Adverse Effect or adversely affect the ability of the Purchaser Guarantor to consummate the Transaction.

5.	STOCK CONSIDERATION

5.1	The Stock Consideration to be issued pursuant to this Agreement will be duly authorised as of the Contingent Consideration Determination Date, such shares will be duly reserved for issuance and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, non-assessable and free of any purchase option, call option, right of first refusal, subscription right, pre-emptive rights or any similar right.

5.2	As of the close of business on 31 December 2011, (a) the authorized capital stock of the Purchaser Guarantor consisted of 502,500,000 shares of stock, consisting of 500,000,000 shares of common stock, par value $0.0033 per share and 2,500,000 shares of preferred stock, no par value per share and (b) the issued capital stock of the Purchaser Guarantor consisted of 137.1 million shares of common stock of which 10 million were held as treasury shares.

5.3	Other than as Disclosed or as set forth in the SEC Reports filed prior to the date hereof, or as have been granted in the ordinary course since the filing of the most recent relevant SEC Report, none of the Purchaser Guarantor or any member of the Purchaser Group has issued or is bound by any material outstanding subscriptions, options, warrants, calls, puts convertible or exchangeable securities, rights (including pre-emptive, subscription, exchange and/or conversion rights), commitments or agreements of any character (including to grant, extend or enter into any such arrangement) providing for the issuance, delivery, sale, or disposition of any shares of capital stock, voting securities or equity interests of the Purchaser Guarantor. Other than as Disclosed or as set forth in the SEC Reports filed prior to the date hereof or as have been granted in the ordinary course since the filing of the most recent relevant SEC Report, there are no outstanding obligations of the Purchaser Guarantor or any of its subsidiaries to repurchase, redeem or otherwise acquire shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Purchaser Guarantor or any agreements to grant, extend or enter into any such arrangement.

6.	ADEQUACY OF FUNDS

6.1	The Purchaser Guarantor has delivered to the Vendor true, correct and complete copies, as of the date of this Agreement, of the executed Debt Commitment Letter and Debt Fee Letter (as redacted) from the financial institutions identified therein to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein. To the knowledge of the Purchaser Guarantor, as of the date of this Agreement, the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation, enforceable in accordance with its terms by the Purchaser Guarantor subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

6.2	As of the date of this Agreement, neither the Debt Commitment Letter nor the Debt Fee Letter has been amended or modified, and the respective obligations and commitments contained in the Debt Commitment Letter and Debt Fee Letter have not been withdrawn or rescinded in any respect. The Purchaser Guarantor has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter and Debt Fee Letter that are due and payable on or prior to the date hereof.

6.3	Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, the net available cash of the Purchaser Group, together with the net proceeds contemplated by the Debt Commitment Letter and the Group’s cash, in the aggregate will be sufficient for the Purchaser and the Purchaser Guarantor (a) to satisfy their payment obligations hereunder at Completion, (b) to pay, at Completion, all related fees and expenses that are due as of the Completion Date and (c) to pay any amounts that become payable after the Completion Date pursuant to Clause 3.3.

6.4	As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Purchaser Guarantor, under the Debt Commitment Letter or the Debt Fee Letter; provided that the Purchaser Guarantor is not making any representation or warranty regarding the effect of the inaccuracy of the Signing Warranties or the Completion Warranties.

6.5	As of the date of this Agreement, the Purchaser Guarantor does not have any reason to believe that any of the conditions to funding the full amount of the Debt Financing will not be satisfied or that the Debt Financing will not be available to the Purchaser Guarantor on the date of Completion; provided that the Purchaser Guarantor is not making any representation regarding the accuracy of the Signing Warranties or the Completion Warranties, or compliance by the Vendor with its obligations hereunder. The Debt Commitment Letter provided to the Vendor contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to the Purchaser Guarantor on the terms therein. There are no other agreements, contracts or arrangements, whether written or oral, related to the Debt Financing that add any additional conditions to, or affect the availability or amount of, the Debt Financing on the Completion Date.

7.	ANTI-TRUST

The Budgeted Gross Margin information for certain products provided by the Purchaser or its Representatives to the Vendor, the Group, or their respective Representatives was prepared by the Purchaser Guarantor in a reasonable manner and using reasonable assumptions and that, so far as the Purchaser Guarantor is aware, it does not omit any matter that would make such Budgeted Gross Margin misleading in any material respect.

SCHEDULE 14

PURCHASER WARRANTIES

1.	CAPACITY AND AUTHORITY

1.1	The Purchaser is validly incorporated, in existence and duly registered under the laws of its country of incorporation.

1.2	The Purchaser has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents in accordance with their terms and that no additional approval of the shareholders of the Purchaser is required to grant such power and authority.

1.3	This Agreement and the other Transaction Documents (to which the Purchaser is a party) constitute (or shall constitute when executed) valid, legal and binding obligations on the Purchaser in accordance with their terms.

1.4	The execution and delivery of this Agreement and the other Transaction Documents by the Purchaser and the performance of and compliance with its terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of the Purchaser or any Law, order or judgment that applies to or binds the Purchaser or any of its properties.

1.5	No consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained, or made, by the Purchaser to authorise the execution or performance of this Agreement by the Purchaser.

2.	COMPLIANCE, LITIGATION AND INSOLVENCY

The Purchaser is not in material violation of any of the provisions of its articles of association, bylaws or other constitutional and corporate documents.

3.	TAX

On the assumption that the Vendor is resident only in Luxembourg for Tax purposes and is fully entitled to the benefits of Article 13 of the Convention between the Republic of Iceland and the Grand Duchy of Luxembourg for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital, as amended, then, so far as the Purchaser is aware, it is not required by Law to withhold or deduct any amount for or on account of Tax from any payment made pursuant to Clause 3 (Consideration) or Clause 4.7.

Executed as a deed by	)
ACTAVIS ACQUISITION DEBT S.À R.L.	)
on being signed by:	)
	)	/s/ Birgir Mar Ragnarssan
Birgir Mar Ragnarssan Manager	)

	)	/s/ Bjorgolfur Thor Bjorgolfssan
Bjorgolfur Thor Bjorgolfssan Manager	)

Executed as a deed by	)
NITROGEN DS LIMITED	)
on being signed by:	)
	)	/s/ Birgir Mar Ragnarssan
Birgir Mar Ragnarssan	)

Executed as a deed by	)
LANDSBANKI ISLANDS HF.	)
on being signed by:	)
	)	/s/ Halldór H. Backman
Halldór H. Backman	)

	)	/s/ Herdís Hallmardsdóttir
Herdís Hallmardsdóttir	)

	)	/s/ Kristinn Bjarnason
Kristinn Bjarnason	)

In their capacity as the Winding Up Board of Lansbanki Islands hf.

Executed as a deed by	)
ALMC EIGNARHALDSFÉLAG EHF.	)
on being signed by:	)
	)	/s/ Daniel Bingham
Daniel Bingham	)

Executed as a deed by	)
ALMC HF.	)
on being signed by:	)
	)	/s/ Daniel Bingham
Daniel Bingham	)

Executed as a deed by	)
ARGON MANAGEMENT S.À R.L.	)
on being signed by:	)
	)	/s/ Peter Prock
Peter Prock	)
)

Executed as a deed by	)
DEUTSCHE BANK AG, LONDON BRANCH	)
acting by:	)
	)	/s/ Philipp von Girsewald
Philipp von Girsewald Authorised signatory	)
	)	/s/ Fabrizio Campelli
Fabrizio Campelli Authorised signatory	)

Executed as a deed by	)
)
Peter Prock	)
as attorney for	)	/s/ Peter Prock
CLAUDIO ALBRECHT	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
	)	/s/ Peter Prock
PETER PROCK	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
)
Peter Prock	)
as attorney for	)	/s/ Peter Prock
GUNNAR BEINTEINSSON	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
)
Peter Prock	)
as attorney for	)	/s/ Peter Prock
DOUGLAS BOOTHE	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
)
Peter Prock	)
as attorney for	)	/s/ Peter Prock
GUDBJORG EDDA EGGERTSDÖTTIR	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
)
Peter Prock	)
as attorney for	)	/s/ Peter Prock
GUÓRÚN S EYJÓLFSDÓTTIR	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
	)	/s/ Mark Keatley
MARK KEATLEY	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
)
Peter Prock	)
as attorney for	)	/s/ Peter Prock
WOLTER F KUIZINGA	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)

/s/ Roy Papatheodorou
ROY PAPATHEODOROU	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
)
Peter Prock	)
as attorney for	)	/s/ Peter Prock
VALUR RAGNARSSON	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
)
Peter Prock	)
as attorney for	)	/s/ Peter Prock
LARS RAMNEBORN	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
)
Peter Prock	)
as attorney for	)	/s/ Peter Prock
JEFFREY ROPE	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
)
Peter Prock	)
as attorney for	)	/s/ Peter Prock
FRANK STAUD	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
)
Peter Prock	)
as attorney for	)	/s/ Peter Prock
STEFÁN JOKULL SVEINSSON	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
)
Peter Prock	)
as attorney for	)	/s/ Peter Prock
HÖRDUR THÓRHALLSSON	)
)
in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
WATSON PHARMACEUTICALS, INC.	)
on being signed by:	)
	)	/s/ David Buchen
David Buchen	)
Executive Vice President, General Counsel and Secretary

in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
WATSON PHARMA S.À R.L.	)
on being signed by:	)
	)	/s/ David Buchen
David Buchen	)
Executive Vice President, General Counsel and Secretary

in the presence of:	)

Signature of witness:	/s/ Charles Ruck

Name:	Charles Ruck

Address:	885 Third Avenue

New York, NY 10022-4834

Occupation:	Lawyer

Executed as a deed by	)
WATSON PHARMA S.à r.l.	)
on being signed by:	)
	)	/s/ P.L.C. van Denzen
)
P.L.C. van Denzen

in the presence of:	)

Signature of witness:	/s/ Danielle Rheindt

Name:	Danielle Rheindt

Address:	46a, avenue J.F. Kennedy

L-1855 Luxembourg

Occupation:	Legal Officer